As filed with the United States Securities and Exchange Commission on October 17, 2017

Registration No. 333-220763

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABLYNX NV

(Exact name of registrant as specified in its charter)

Belgium	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Management Corporation

570 Lexington Avenue, 44th Floor

New York, New York 10022

(212) 319 4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom John M. Mutkoski Seo Salimi Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Robin Van Gysel Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00	Richard D. Truesdell Jr. Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Arnaud Coibion Filip Lecoutre Linklaters LLP Rue Brederode 13 1000 Brussels +32 2 501 95 95

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary Shares, no nominal value(4)	$201,250,000	$25,055.63

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Section 457(o) of the Securities Act. Includes the aggregate offering price of additional American Depositary Shares, or ADSs, that the underwriters have the option to purchase.
(2)	Includes (a) additional ordinary shares which the underwriters have the option to purchase and (b) ordinary shares which are being offered in a private placement in Europe and other countries outside of the United States and Canada, but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act or an exemption therefrom. The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them. All or part of these ordinary shares may be represented by American Depositary Shares, or ADSs.
(3)	The registrant previously paid $18,675.00 in connection with the original filing of this Registration Statement on October 2, 2017, and the additional amount of $6,380.63 is being paid herewith.
(4)	Each ADS represents one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2017

PRELIMINARY PROSPECTUS

$175,000,000 of Ordinary Shares

(Including $150,000,000 of Ordinary Shares in the Form of American Depositary Shares)

$              per American Depositary Share

This is Ablynx NV’s initial public offering in the United States. We are offering an aggregate of 8,353,221 of our ordinary shares in a global offering, assuming a sale price of $20.95 per ordinary share, the closing price of our ordinary shares on the Euronext Brussels on October 13, 2017, translated at the market rate described below. We are offering 7,159,905 ordinary shares in the form of American Depositary Shares, or ADSs, to investors in the United States and Canada, assuming a sale price of $20.95 per ordinary share, the closing price of our ordinary shares on the Euronext Brussels on October 13, 2017, translated at the market rate described below. The ADSs may be evidenced by American Depositary Receipts, or ADRs, and each ADS represents the right to receive one ordinary share. We are concurrently offering 1,193,316 ordinary shares in Europe and countries outside of the United States and Canada in a private placement through the underwriters named in this prospectus, assuming a sale price of $20.95 per ordinary share, the closing price of our ordinary shares on the Euronext Brussels on October 13, 2017, translated at the market rate described below.

Prior to this offering, our ADSs were not listed on a U.S. securities exchange market. We intend to apply to list our ADSs on the NASDAQ Global Select Market under the symbol “ABLX.” Our ordinary shares are listed on Euronext Brussels under the symbol “ABLX.” On October 13, 2017, the last reported sale price of our ordinary shares on Euronext Brussels was €17.74 per ordinary share, equivalent to a price of $20.95 per ADS, assuming an exchange rate of $1.181 per euro, the exchange rate as published by the European Central Bank on October 13, 2017. The initial public offering price of the ADSs will be determined through negotiations between us and the representatives, and be based on a nominal discount to the last closing price of our ordinary shares on Euronext Brussels prior to the pricing of the ADSs as well as prevailing market conditions and other factors described in the “Underwriting” section beginning on page 233 of this prospectus.

Investing in our ordinary shares and ADSs involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per ADS	Per Ordinary Share	Total
Public Offering Price	$	€	$
Underwriting Discount(1)	$	€	$
Proceeds, before expenses, to us	$	€	$

(1)	We refer you to “Underwriting” beginning on page 233 of this prospectus for additional information regarding underwriting compensation.

The underwriters may exercise their option to purchase up to an additional 1,073,986 ADSs from us in the U.S. offering at the assumed public offering price, less the underwriting discount, for 30 days after the date of this prospectus. We have also granted the underwriters an option to purchase up to an additional 178,997 ordinary shares in the European private placement, at the assumed offering price in the European private placement, less the underwriting discount, exercisable for 30 days after the date of this prospectus.

The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them. A $1.00 increase in the assumed offering price of $20.95 per ordinary share would result in a decrease of 380,557 ordinary shares being offered in the global offering, without giving effect to the underwriters’ option to purchase additional shares. A $1.00 decrease in the assumed offering price of $20.95 per ordinary share would result in a increase of 418,707 additional ordinary shares being offered in the global offering, without giving effect to to the underwriters’ option to purchase additional shares.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The ADSs and ordinary shares will be ready for delivery on or about                 2017.

Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Jefferies

Co-Managers

Baird	Bryan, Garnier & Co.	Ladenburg Thalmann

The date of this prospectus is                 , 2017.

We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or ordinary shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to the global offering and the distribution of the prospectus applicable to that jurisdiction.

All references in this prospectus to “$” are to U.S. dollars and all references to “€” are to euro. Solely for the convenience of the reader, certain euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of October 13, 2017 by the European Central Bank of €1.00 to $1.181. These

i

translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Through and including         , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs or our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company (naamloze vennootschap) incorporated under the laws of Belgium. The majority of our directors and officers and certain other persons named in this prospectus are citizens and residents of countries other than the United States and all or a significant portion of the assets of the directors and officers and certain other persons named in this prospectus and substantially all of our assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is uncertainty as to the enforceability in Belgium, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the U.S. federal securities laws.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs or ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated in Belgium and we are currently eligible for treatment as a “foreign private issuer” under the rules of the U.S. Securities and Exchange Commission, or SEC. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

Our financial statements are presented in euro. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euro” mean euro, unless otherwise noted. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

iii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the ADSs. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections of this prospectus titled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless otherwise indicated, “Ablynx,” “ABLX,” “the company,” “our company,” “we,” “us” and “our” refer to Ablynx NV.

Overview

We are a late-stage clinical biopharmaceutical company utilizing our proprietary Nanobody platform to develop treatments for a broad range of therapeutic indications with an unmet medical need. We believe that Nanobodies represent a leading next generation protein therapeutic technology. We have more than 45 proprietary and partnered Nanobody programs across a range of therapeutic indications including hematology, inflammation, infectious disease, autoimmune disease, oncology and immuno-oncology. We employ a hybrid business model whereby we pursue our wholly owned programs through to commercialization or key value inflection points while also working with pharmaceutical partners on programs in areas where they bring specific disease expertise and resources. Our lead, wholly owned product candidate, caplacizumab, for the treatment of acquired thrombotic thrombocytopenic purpura, or aTTP, is currently undergoing regulatory review in Europe, and we recently announced positive top line results from a Phase III trial with caplacizumab in October 2017. Submission of a Biologics License Application, or BLA, for caplacizumab in the United States is planned in the first half of 2018 and we received Fast Track Designation for caplacizumab in July 2017. Our wholly owned and partnered product pipeline includes three other Nanobody-based product candidates at the Phase II stage of development and four at the Phase I stage of development, and we and our partners are currently planning to initiate Phase I trials for multiple other product candidates over the next few years.

Our most advanced wholly owned product candidate is caplacizumab for the treatment of aTTP, which is a rare, potentially fatal, blood clotting disorder, with an aggregate of 7,500 episodes estimated to occur each year in North America, Europe and Japan. We first communicated the results from our worldwide Phase II trial of caplacizumab in aTTP patients in 2014, and based on these encouraging data, we submitted a Marketing Authorization Application, or MAA, for caplacizumab in this indication to the European Medicines Agency, or EMA, in February 2017. In October 2017, we announced positive top line results from a 145 patient Phase III worldwide clinical trial of caplacizumab for the treatment of aTTP, and we expect these data will drive the registration process for caplacizumab in both Europe and the United States. Our second most advanced wholly owned product candidate is ALX-0171 for the treatment of respiratory syncytial virus, or RSV. We commenced a Phase II trial in 180 hospitalized infants in January 2017 and expect top line results in the second half of 2018. A third partnered Nanobody-based asset in Phase II trials is vobarilizumab for the treatment of rheumatoid arthritis, or RA, as well as for the treatment of systemic lupus erythematosus, or SLE. We have completed two Phase IIb clinical trials in approximately 600 RA patients and have had end-of-Phase II meetings with the U.S. Food and Drug Administration, or FDA, and EMA. We are also currently conducting a Phase II trial with vobarilizumab in 312 patients with SLE and expect top line results in the first half of 2018.

There are numerous potential therapeutic applications for our Nanobody technology. Accordingly, we are using our platform to advance wholly owned and partnered programs in areas which have an unmet medical need and where we believe there is a particular advantage in using our Nanobody technology. Our partnering strategy has allowed us to leverage the specific disease-area expertise of our collaborators, obtain significant funding to help build and advance our Nanobody product pipeline and further validate our technology platform. We currently have collaborations with nine pharmaceutical partners covering a broad range of clinical and pre-

clinical programs. To date, we have received an aggregate of €453.5 million in upfront, full time equivalent, and milestone payments from these collaborators and are eligible to receive more than €10.6 billion in additional milestone payments, plus sales royalties, subject to the achievement of clinical milestones, regulatory approvals, and other specified conditions.

Nanobodies are a class of novel therapeutic proteins that are based on the smallest functional fragments of “heavy-chain only” antibodies, which occur naturally in the Camelidae family, including llamas and alpacas. We believe that Nanobody-based product candidates combine many of the benefits of conventional monoclonal antibodies, or mAbs, with some of the advantages of small molecule drugs.

We believe Nanobody technology has the potential to provide the foundation for the next generation of biologics, combining some of the most important advantages of mAbs and small molecules, as well as offering some unique features. Nanobodies have similar affinities and specificities to mAbs but they are much smaller and more stable with the additional advantages of being able to be delivered via multiple administration routes and capable of being produced in a simple microbial fermentation. Our Nanobody technology allows us to rapidly develop binders to a broad range of targets, including challenging and complex proteins such as G-protein coupled receptors, or GPCRs, and ion channels, as well as to develop multi-functional molecules. We are also able to modulate the half-life of a Nanobody product candidate to optimize treatment for the indication being pursued. To date, we have generated Nanobodies against more than 150 potential disease targets, have shown proof-of-concept in more than 50 animal disease models and we have administered Nanobodies to over 2,000 patients and volunteers with encouraging safety and efficacy data.

Our Nanobody product pipeline is outlined below:

Our Competitive Strengths

We believe that the combination of our technologies, expertise and business strategy will allow us to deliver impactful therapies to patients suffering from a broad range of diseases. Our competitive strengths include:

•	A wholly owned, lead product candidate undergoing regulatory review in Europe based on Phase II trial results and with recently announced positive top line Phase III results. Caplacizumab is our first-in-class product candidate for the treatment of aTTP. We submitted a MAA to the EMA in February 2017 and announced positive data from our Phase III trial of caplacizumab for aTTP in October 2017. We will use these data to support the MAA review process and a BLA in the United States, which we currently expect to file in the first half of 2018. In July 2017, we received Fast Track Designation from the FDA for caplacizumab. We plan to launch caplacizumab ourselves in Europe in the second half of 2018 and in the United States in the first half of 2019, assuming regulatory approval. If approved, caplacizumab would be the first pharmaceutical specifically indicated for the treatment of aTTP, and we estimate the total market opportunity in North America, Europe and Japan to be in excess of €800.0 million, based on the yearly incidence rate of aTTP in those markets. We have received orphan drug designation for caplacizumab for treatment of aTTP from the FDA and EMA, and we have issued patents covering caplacizumab that will expire in Europe in 2034 and in the United States in 2026. In addition, we have filed patent applications in various jurisdictions covering caplacizumab, which, if granted, would be expected to expire in 2035.

•	A second, wholly owned clinical product candidate, ALX-0171, in a Phase IIb trial. ALX-0171, our second most advanced wholly owned product candidate, utilizes an advantage of Nanobodies over mAbs in that the former can be nebulized, and therefore be administered by inhalation, while retaining their biological activity. In a Phase I/IIa trial in 53 hospitalized RSV-infected infants, treatment with inhaled ALX-0171 had a rapid impact on viral replication and also reduced viral load, as compared to a placebo. There was also an encouraging initial indication of a therapeutic effect. We are currently conducting a Phase IIb trial in 180 infants hospitalized with a RSV infection and expect top line data to be available in the second half of 2018. With only one drug treatment currently indicated for RSV in infants and this product not being widely adopted, we believe there is a greater than €1.0 billion opportunity for an effective RSV therapeutic in North America, Europe and Japan, in the aggregate. We have patent protection on ALX-0171 in the United States until 2030. In addition, we have filed patent applications in various jurisdictions covering ALX-0171, which, if granted, would be expected to expire in 2037.

•	A balanced risk approach, with more than 45 wholly owned and partnered programs. We have built a broad and robust pipeline by developing our wholly owned programs, while also entering into strategic collaborations. This approach has allowed us to recover the cost of some of our discovery and development programs from our partners and allows us to pursue additional indications ourselves.

•	Broadly applicable technology with advantages over many other platforms. Our Nanobody technology has several key features which we believe increase its potentially successful applicability across a variety of therapeutic indications:

•	Extensive clinical experience with encouraging efficacy and safety data in over 2,000 patients and volunteers in multiple indications

•	Highly effective binding functionality across a broad range of targets

•	Ability to engineer substantial increase in potency and multiple modes of action

•	Potential for differentiated efficacy and safety profiles, in comparison to mAbs

•	Ability to modulate half-life

•	Multiple administration routes

•	Ease and flexibility of manufacture

•	Multiple collaborations with strategic partners with the potential for us to receive more than €10.6 billion in future milestone payments. We currently have partnerships with nine pharmaceutical companies. Some collaborations involve us identifying programs ourselves, taking them through pre-clinical and clinical development and then entering into a licensing agreement with a partner who is subsequently responsible for the completion of clinical development and the commercialization of the product. Other collaborations are early discovery partnerships where we agree on protein targets with the partner and then generate and characterize Nanobodies against these targets before transferring them to the partner for further development and commercialization. To date, we have received a total of €453.5 million in upfront, full time equivalent, or FTE, and milestone payments as part of our collaborations and have the potential to receive more than €10.6 billion in additional milestone payments, plus sales royalties, subject to the achievement of clinical milestones, regulatory approvals, and other specified conditions.

•	Intellectual property portfolio protecting product candidates as well as various aspects of our Nanobody platform. Our accumulated pre-clinical and clinical experience with Nanobodies has allowed us to establish an intellectual property portfolio that currently has more than 50 issued U.S. patents, more than 180 issued foreign patents, and over 400 U.S. and foreign patent applications, in more than 100 patent families. Our two lead wholly owned product candidates, caplacizumab and ALX-0171, are expected to have patent protection that will expire in 2035 and 2037, respectively, subject to applicable patent applications being granted. The patents and patent applications within our intellectual property portfolio include claims directed to the composition-of-matter of our product candidates and their methods of use, as well as various aspects of the Nanobody platform that are used to generate, optimize and manufacture product candidates.

Our Strategy

In order to maximize the value of our Nanobody platform, we plan to:

•	Create a fully integrated biopharmaceutical company. Our vision is to be a biopharmaceutical company with end-to-end capabilities in research, development and commercialization. We intend to commercialize product candidates on our own where we believe the target market can be addressed with a relatively small and specialized salesforce strategy, otherwise we will evaluate potential partnerships at key inflection points. We believe that this approach will allow us to maximize the potential value of our Nanobody platform and the product candidates we generate from it.

•	Obtain registration for caplacizumab in the treatment of aTTP and commercialize the product ourselves in the major European markets and North America. We intend to use the data from the Phase III HERCULES trial, which we reported in October 2017, to support the MAA filing and to provide the basis of a BLA filing in the United States in the first half of 2018. In anticipation of regulatory approval, we have begun to build the necessary internal commercial infrastructure by appointing a Chief Commercial Officer and establishing a supporting team. We expect regulatory approval in Europe in the second half of 2018, and if approved, the first sales would be expected in Germany shortly afterwards. In the United States, regulatory approval is anticipated in the first half of 2019, and if approved, sales in the United States would occur shortly thereafter. Assuming we are successful with our registration applications, our intent is to commercialize caplacizumab in Japan with a pharmaceutical partner, and in other geographies with specialized local distributors.

•	Advance our wholly owned product candidate, ALX-0171, through the Phase IIb RESPIRE trial in infants and in parallel investigate the use of ALX-0171 in hematopoietic stem cell transplant, or HSCT, patients who have contracted RSV. Seek to secure a partner after the results of the RESPIRE trial. We are currently conducting a 180 patient worldwide Phase IIb trial of ALX-0171 in infants hospitalized with a RSV infection and expect top line data in the second half of 2018. If this trial is successful, we plan to explore partnering options and potentially collaborate with a pharmaceutical company to support commencement of a Phase III trial in infants hospitalized with RSV and explore the use of ALX-0171 in primary healthcare for RSV-infected infants and the elderly, as well as hospitalized elderly with RSV. We plan to also commence a Japanese trial in RSV-infected infants in 2018. In addition, we are planning to start a trial of ALX-0171 in the first half of 2018 in patients who have undergone HSCT and who have contracted RSV.

•	Evaluate the development options for vobarilizumab upon the outcome of our SLE trial. In July and August 2016, we released encouraging efficacy data from two Phase IIb trials (monotherapy and combination studies) of vobarilizumab in a total of approximately 600 RA patients. We are completing a Phase II trial of vobarilizumab in 312 SLE patients with data expected in the first half of 2018. Under an agreement with AbbVie, AbbVie will have an opt-in right to license vobarilizumab at the time the data from the SLE trial become available, upon payment of $25.0 million. If AbbVie exercises this right, it will also have an obligation to use commercially reasonable efforts to advance vobarilizumab in RA. If AbbVie does not opt-in then all rights to vobarilizumab revert unencumbered to us.

•	Focus our internal proprietary discovery and development activities on therapeutic targets where Nanobodies have the potential for clear and promotable advantages over other technologies. We plan to use the characteristics of our platform technology, such as our “mix and match” formatting capabilities and the ability to administer our product candidates using multiple routes of administration, to pursue targets and indications where other technologies have not provided satisfactory solutions. These targets also include GPCRs and ion channels, which have proven to be difficult protein classes for which to develop viable product candidates using other technologies.

•	Selectively leverage our technology platform to secure strategic collaborations to create additional value. Given the numerous potential therapeutic applications for Nanobodies, in addition to our proprietary programs, we have also strategically partnered with leading pharmaceutical companies, which has enabled us to access the specific disease-area expertise, capabilities and resources of our partners. We expect to continue this collaborative strategy, focusing on the quality of the partnerships and the value they create for our pipeline. We also have, and will continue to, externally identify technologies which we believe can be combined with our Nanobody technology to improve its capabilities and address additional indications.

Risks Associated with Our Business

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•	We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

•	Even if the global offering is successful, we may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.

•	We are heavily dependent on the success of our lead product candidate caplacizumab. We are also dependent on the success of our other late-stage product candidates, in particular, ALX-0171. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

•	We are dependent on collaboration partners for the development and commercialization of vobarilizumab for the treatment of RA and SLE.

•	The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	Our product candidates may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

•	We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated. We may not be successful in our efforts to use and expand our Nanobody technology to build a pipeline of product candidates and develop marketable products due to significant competition and technological change, which could limit or eliminate the market opportunity for our product candidates and technology platform.

•	We rely on patents and other intellectual property rights to protect our product candidates and our Nanobody platform technologies, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

•	We rely on third-parties to supply and manufacture our product candidates and delivery devices, such as the inhaler used for ALX-0171, and we expect to continue to rely on third-parties to manufacture our products and devices, if approved. The development of such product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third-party fails to provide us with sufficient quantities of product candidates, products or devices or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

•	We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

Corporate Information

We were incorporated as a limited liability company (naamloze vennootschap) under the laws of Belgium on July 4, 2001 under the name “MatchX” and changed our name to “Ablynx” on June 12, 2002. We are registered with the Register of Legal Entities (Ghent) under the enterprise number 0475.295.446. Our principal executive offices are located at Technolgiepark 21, 9052 Ghent/Zwijnaarde, Belgium, and our telephone number is +32 9 262 00 00. Our agent for service of process in the United States is Depositary Management Corporation. We also maintain a website at www.ablynx.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We own various trademark registrations and applications, and unregistered trademarks and servicemarks, including Ablynx and our corporate logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the global offering; and

•	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of the global offering. We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

The Offering

Global offering	8,353,221 ordinary shares offered by us, ordinary shares represented by American depositary shares, or ADSs, offered in the U.S. offering and ordinary shares offered in the European private placement. The total number of ordinary shares in the U.S. offering and European private placement, including ADS and ordinary shares subject to the option to purchase additional ADS or additional ordinary shares, is subject to reallocation between these offerings as permitted under applicable laws and regulations.

ADSs offered by us in the U.S. offering	7,159,905 ADSs, representing 7,159,905 ordinary shares.

Ordinary Shares offered by us in the European private placement	1,193,316 ordinary shares.

Ordinary Shares to be outstanding after the global offering	69,772,516 ordinary shares.

Option to purchase additional ADSs	1,073,986 ADSs representing an equal number of ordinary shares.

Option to purchase additional ordinary shares	178,997 ordinary shares.

American Depositary Shares	Each ADS represents one ordinary share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Use of proceeds	We estimate that we will receive net proceeds from the global offering of approximately $159.1 million (€134.7 million), assuming a public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ options to purchase additional ADSs. We intend to use the net proceeds we receive from the global offering to continue to build-out our sales, marketing and distribution infrastructure in preparation of the commercial launch of caplazicumab in Europe and the United States, advance the development of ALX-0171 through its Phase IIb trial, advance the discovery and development of earlier stage product candidates, and for working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs.

Proposed NASDAQ symbol	“ABLX”

Euronext Brussels trading symbol	“ABLX”

The number of ordinary shares to be outstanding after the global offering is based on 61,419,295 of our ordinary shares outstanding as of September 30, 2017, and includes 8,353,221 ordinary shares represented by ADSs and ordinary shares to be offered in the global offering, and excludes:

•	2,572,414 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2017 pursuant to our warrant plans, at a weighted-average exercise price of €9.48 per ordinary share; and

•	7,733,952 ordinary shares eligible for issuance upon conversion of our outstanding 3.25% senior unsecured convertible bonds due May 2020, or the Bonds, as of September 30, 2017, if we elect to not settle any conversion of the Bonds for cash, and assuming no adjustments to the initial conversion price of €12.93 for anti-dilution protections.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase additional ADSs in the U.S. public offering and additional ordinary shares in the European private placement; and

•	no issuance or exercise of warrants after September 30, 2017.

The number of ordinary shares to be offered in the global offering, and the resulting number of outstanding ordinary shares after the global offering described above assume a sale price of $20.95 per ordinary share, the closing price of our ordinary shares on the Euronext Brussels on October 13, 2017, translated at an exchange rate of $1.181 per euro, the exchange rate as published by the European Central Bank on October 13, 2017.

A $1.00 increase in the assumed offering price of $20.95 per ordinary share would result in a decrease of 380,557 ordinary shares being offered in the global offering, without giving effect to the underwriters’ option to purchase additional shares. A $1.00 decrease in the assumed offering price of $20.95 per ordinary share would result in a increase of 418,707 additional ordinary shares being offered in the global offering, without giving effect to the underwriters’ option to purchase additional shares.

Summary Financial Data

The following tables summarize our historical financial and other data. We derived the summary statement of income (loss) data for the years ended December 31, 2016 and 2015 from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The financial data as at June 30, 2017 and for the six months ended June 30, 2017 and 2016 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read these data together with our financial statements and related notes beginning on page F-1, as well as the sections of this prospectus titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates” and the other financial information included elsewhere in this prospectus.

	Year ended December 31,		Period ended June 30,
(in thousands, except share and per share data)	2016	2015	2017	2016
Statement of profit and loss and other comprehensive income data:
Revenue	€84,773	€76,761	€34,665	€53,116
Grant Income	414	779	45	391
Research and development expenses	(100,315)	(83,084)	(50,517)	(49,015)
General and administrative expenses	(13,472)	(11,411)	(8,950)	(6,516)

Operating loss	(28,600)	(16,955)	(24,757)	(2,024)

Financial income	34,761	1,768	3,124	28,387
Financial expense	(7,248)	(39,360)	(3,691)	(3,535)

Total comprehensive profit/(loss)	€(1,087)	€(54,547)	€(25,324)	€22,828

Basic profit/(loss) per share (in €)	(0.02)	(1.00)	(0.42)	0.41
Diluted loss per share (in €)	(0.43)	(1.00)	(0.42)	(0.03)

The following table sets forth our summary statement of financial position data as of June 30, 2017 on:

•	an actual basis; and

•	an as adjusted basis to reflect our issuance and sale of 8,353,221 an aggregate of ordinary shares in the global offering (including 7,159,905 ADSs in the U.S. offering), assuming a public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2017
	Actual(1)	As adjusted(4)
(in thousands)
Statement of financial position data:
Cash and cash equivalents(1)	€26,390	161,069
Restricted cash(2)	1,600	1,600
Other financial assets(3)	176,502	176,502
Total assets	235,240	369,919
Total liabilities	154,808	154,808
Total liabilities and equity	€235,240	369,919

(1)	As of September 30, 2017, our cash and cash equivalents balance was €20.5 million.
(2)	As of September 30, 2017, our restricted cash balance was €1.6 million.
(3)	As of September 30, 2017, our other financial assets balance was €186.5 million.
(4)	Each $1.00 (€0.85) increase or decrease in the assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase or decrease each of as adjusted cash and cash equivalents, total assets and total equity by approximately $7.8 (€6.6) million, assuming that the number of ordinary shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ordinary shares and ADSs we are offering. Each increase or decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total assets and total equity by approximately $19.5 (€16.5) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) increase in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase each of as adjusted cash and cash equivalents, total assets and total equity by approximately $28.2 (€23.9) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) decrease in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would decrease each of as adjusted cash and cash equivalents, total assets and total equity by approximately $26.3 (€22.3) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ADSs offered by us, and other terms of this offering determined at pricing.

RISK FACTORS

Investing in the ADSs or ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of the ADSs and/or ordinary shares could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company and we have not yet generated any product income. We have incurred significant operating losses since our inception in 2001. We incurred total operating losses and comprehensive losses of €24.8 million and €25.3 million, respectively, for the six months ended June 30, 2017. We incurred total operating losses of €17.0 million and €28.6 million and total comprehensive losses of €54.5 million and €1.1 million for the years ended December 31, 2015 and 2016, respectively. As of June 30, 2017, we had an accumulated loss of €288.7 million. Our historical losses resulted principally from costs incurred in research and development, optimization of our Nanobody technology, pre-clinical testing, clinical development of our product candidates as well as costs incurred for research programs and from general and administrative costs associated with these operations. In the future, we intend to continue to conduct research and development, pre-clinical testing, clinical trials and regulatory compliance activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for the next several years. Our expected losses, among other things, will continue to cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we, among other things:

•	complete the three year follow-up study of caplacizumab, our lead product candidate;

•	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval, including caplacizumab;

•	advance our caplacizumab commercialization strategy and continue to prepare for the initial launch of caplacizumab in Europe and the United States;

•	continue the clinical development of our Nanobody-based product candidates, ALX-0171 in infants hospitalized with RSV and patients who have undergone a stem cell transplant and have become infected with RSV, and vobarilizumab for both RA and SLE;

•	start preparation of potential pivotal Phase III trials of ALX-0171;

•	start preparations for clinical development of certain proprietary Nanobodies currently at the pre-clinical development stage;

•	continue the research and development program for our other proprietary pre-clinical stage product candidates and discovery-stage programs;

•	seek to enhance our technology platform and discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•

obtain, maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts;

•	experience any delays or encounter any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges; and

•	operate as a public company in the United States.

Since our inception in 2001, we have invested most of our resources in developing our technology and our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity, the private placement of convertible bonds, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. There is no assurance that we will be able to achieve any of the milestones necessary to receive the more than €10.6 billion in potential milestone payments under our various collaboration agreements to help fund our continuing operations.

To become and remain profitable, we will need to continue developing and eventually commercialize products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing pre-clinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical and biological product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable foreign authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.

Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to sustain profitability would depress the market price of the ADSs and ordinary shares, could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of the ADSs or ordinary shares also could cause you to lose all or a part of your investment.

Even if the global offering is successful, we may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.

To date, we have funded our operations through public and private placements of equity, the private placement of convertible bonds, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. We expect to require additional funding in the future to sufficiently finance our operations and advance development of our product candidates.

We expect that our existing cash, cash equivalents and investments, together with anticipated net proceeds from the global offering, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for caplacizumab, ALX-0171, vobarilizumab, our early-stage clinical programs or our pre-clinical programs will depend on many factors, including the following:

•	our ability to successfully commercialize caplacizumab, if approved for commercial sale;

•	the progress, timing and completion of pre-clinical testing and clinical trials for our current or any future product candidates;

•	the maintenance of our existing collaboration agreements and the entry into new collaboration agreements;

•	AbbVie Inc.’s, or AbbVie’s, decision to exercise its rights to license vobarilizumab;

•	our ability to find a new suitable partner for the development of vobarilizumab if AbbVie does not exercise its rights to license vobarilizumab and/or identify new indications for vobarilizumab which we could pursue independently;

•	our ability to reach milestones under our existing collaboration arrangements;

•	the number of potential new product candidates we identify and decide to develop;

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current and future product candidates;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third-parties;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;

•	selling and marketing activities undertaken in connection with the potential commercialization of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, or at all, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to make payments on our debt, and we may not have the ability to raise the funds necessary to settle conversions of, or repurchase, the convertible bonds upon a fundamental change, which could adversely affect our business, financial condition and results of operations.

We incurred significant indebtedness in the amount of €100.0 million in aggregate principal with additional accrued interest under our 3.25% senior unsecured bonds due 2020, or the Bonds. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Bonds, depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. In addition, under the terms and conditions of the Bonds, upon the occurrence of certain events, the Bonds conversion rate will be adjusted to provide anti-dilution protection to the holders of the Bonds. These events include, among other events, the (i) consolidation, reclassification or subdivision of the ordinary shares without a change in our share capital, (ii) issuance of any ordinary shares that are credited as fully paid to shareholders by way of capitalization of profit or reserves (subject to certain limitations), (iii) payment of dividends to shareholders, (iv) issuance of ordinary shares, options, warrants or other rights, including in the global offering, at a price that is less than 95% of the weighted average of the market price of an ordinary share on the five consecutive dealing days ending on the dealing day immediately preceding a particular date, if such price is less than the then-current conversion rate, and (v) exercise of conversion rights after a change of control. Furthermore, upon a default under the Bonds, bondholders holding at least 25% of the aggregate principal amount of the outstanding Bonds may accelerate our payment obligations such that the principal amount of the Bonds and accrued interest (if any) to the date of payment will become immediately due. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Source of Funds” and “Description of Share Capital—Share Capital—Other Outstanding Securities.”

Upon conversion of the Bonds, unless we elect to deliver our ordinary shares to settle such conversion, we will be required to make cash payments in respect of the Bonds being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Bonds surrendered therefor or Bonds being converted. Our failure to repurchase Bonds at a time when the repurchase is required or to pay any cash payable on future conversions of the Bonds as required would constitute a default. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Bonds or make cash payments upon conversions thereof.

In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general European, U.S. and worldwide economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors who have less debt; and

•	limit our ability to borrow additional amounts for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies.

Any of these factors could materially and adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase. Furthermore, any decrease in our share price will result in a decrease in the fair value of the embedded derivative associated with the Bonds. See Note 5 in the notes to our annual financial statements appearing at the end of this prospectus for a description of embedded derivative risks associated with the Bonds.

Raising additional capital may cause dilution to holders of our ordinary shares or purchasers of ADSs or ordinary shares in the global offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operations with our existing cash, cash equivalents and current financial assets, the net proceeds from the global offering, revenue from our collaborations, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. In order to further advance development of our product candidates, discover additional product candidates, redeem or repay our convertible bonds and pursue our other business objectives, however, we will need to seek additional funds.

We cannot guarantee that future financing will be available in sufficient amounts or on commercially reasonable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our ADSs or ordinary shares and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs or ordinary shares to decline. If the legal preferential subscription right provided for by Article 592 et. seq. of the Belgian Companies Code is cancelled or limited, the sale of additional equity or convertible securities could dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares or ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

To the extent that we raise additional capital through the sale of equity or convertible bonds, our shareholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any of our product candidates, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

If we are unable to use carryforward tax losses or benefit from favorable tax legislation to reduce our taxes, our business, results of operations and financial condition may be adversely affected.

On December 31, 2016, we had cumulative carry forward tax losses of €242.1 million in Belgium. These are, as a general rule, currently available to carry forward and offset against future taxable income for an indefinite period in Belgium. If we are unable to use carryforward tax losses to reduce our future taxable basis for corporate tax purposes, our business, results of operations and financial condition may be adversely affected.

As a company active in research and development in Belgium, we have benefited from certain research and development incentives including, for example, the Belgian research and development tax credit. These tax credits can be offset against Belgian corporate income tax due. The excess portion may be refunded at the end of a five-year fiscal period for the Belgian research and development incentive. The research and development incentives are calculated based on the amount of eligible research and development expenditure. The Belgian tax credit represented €19.5 million for the year ended December 31, 2016 and €15.7 million for the year ended December 31, 2015. The Belgian tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and, should the Belgian tax authorities be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian government decides to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We also expect to benefit in the future from the “patent income deduction” (which has been abolished but is subject to a grandfathering regime until June 30, 2021) and/or the new “innovation income deduction” which was recently introduced in Belgium by the Law of February 9, 2017 as a replacement of the patent income deduction. The patent income deduction allowed companies to deduct 80% of their gross patent income from their profit for the taxable period. This regime was, however, abolished by the Law of February 9, 2017 with a grandfathering period until June 30, 2021. Under this grandfathering, taxpayers can continue to benefit from the patent income deduction for patent income realized through June 30, 2021 to the extent it relates to patents for which the taxpayer filed an application prior to July 1, 2016, or which were acquired or licensed in prior to that date, for a period of maximum five years. As a replacement of the patent income deduction, the government introduced a new regime in order to promote innovation. A newly introduced innovation income deduction allows a company to deduct 85% of the net income derived from qualifying intellectual property rights (e.g. income from patented products) from the taxable basis for corporate income tax purposes. When taken in combination with carried forward tax losses and research and development incentives, we expect to be able to benefit from this lower tax rate. Any unexpected adverse changes to these Belgian tax regimes, or an inability to qualify for such advantageous tax legislation or these deductions, would adversely affect our business, results of operations and financial condition.

We have obtained funding from agencies of the government of the Flemish region of Belgium which contain certain covenants which may restrict our operations.

We have contracted over the past year numerous funding agreements with agencies of the Flemish government to partially finance our research and development programs. These funding agreements are subject to various criteria linked to employment and investment in the Flemish region of Belgium. We have committed to establish our operational site in the Flemish region, which must remain our major effective operational site, and to maintain our site and all our existing activities, including research and development in the Flemish region. Similarly, our funding agreement with one such agency of the Flemish government requires us to maintain substantial research and development activities in the Flemish region. Such undertakings restrict our ability to choose the most convenient or cost-effective location of our premises.

If we were to breach these contractual obligations, we may be held liable by the agencies of the Flemish government with which we have funding agreements for any damage incurred by the such agencies resulting from the breach of contract and we could be required to reimburse in full the subsidies granted by such agencies.

Further, pursuant to the general terms of each grant, certain Flemish agencies are entitled to re-evaluate the subsidies granted to us in case of a fundamental change in our shareholding base, which is not defined in the general terms, but we believe would involve a change of control of us. Any such reevaluation could negatively impact the funding that we receive or have received from the Flemish agencies.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar, the British pound and the euro. Our functional currency is the euro and the majority of our operating expenses are paid in euro, but we also receive payments from our main business partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, British pounds and the euro. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. See Note 5 in the notes to our annual financial statements appearing at the end of this prospectus for a description of foreign exchange risks.

In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain European Union member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more European Union Member States, or in more extreme circumstances, the abandonment of the euro or the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more European Union Member States from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Development, Clinical Testing and Commercialization of Our Product Candidates

We are heavily dependent on the success of our lead product candidate, caplacizumab. We are also dependent on the success of our other late-stage product candidates, in particular, ALX-0171. We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to develop, either alone or in partnership, successfully, obtain regulatory approval for, and then successfully commercialize our product candidate, caplacizumab, which recently completed a Phase III trial for acquired thrombotic thrombocytopenic purpura, or aTTP. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize, either on our own or with a partner, our other product candidates, such as ALX-0171, which is in a Phase IIb trial for the treatment of respiratory syncytial virus, or RSV, and vobarilizumab, which has completed two Phase IIb trials for the treatment of rheumatoid arthritis, or RA, and is currently in a Phase II trial for the treatment of systemic lupus erythematosus, or SLE. Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA or any other comparable foreign regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot give any assurance our clinical trials for caplacizumab, ALX-0171 or vobarilizumab will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, the EMA or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other of our current or future product candidates into clinical trials. If any of caplacizumab, ALX-0171 or vobarilizumab or any current or future product candidate is not approved and successfully commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of our ADSs or ordinary shares to fall.

We are dependent on collaboration partners for the development and commercialization of vobarilizumab for the treatment of RA and SLE.

Under an agreement signed with AbbVie, at the time we released the Phase IIb trial results for vobarilizumab for the treatment of RA, AbbVie had an opt in right at the time to license vobarilizumab in exchange for milestone payments and royalties. In October 2016, AbbVie chose to not exercise that opt-in right. AbbVie will have another opt-in right to license vobarilizumab at the time the data from the SLE trial become available, upon payment of $25.0 million. If AbbVie exercises this right, it will also have an obligation to use commercially reasonable efforts to advance vobarilizumab in RA. If AbbVie does not opt-in and all rights that we granted to AbbVie with respect to vobarilizumab revert unencumbered to us, we expect to further explore whether we can identify another collaborator for the development of vobarilizumab for the treatment of either RA or SLE, or both and/or identify new indications for vobarilizumab which we could pursue independently. We currently do not plan on advancing the development of vobarilizumab on our own in RA or SLE. As such, if AbbVie does not exercise its rights and we are not able to enter into a collaboration with another partner to advance the development of vobarilizumab, we may not be able to realize the benefits of our development efforts to date and we may not be able to capture the potential value of this product candidate.

The complexity of a combination product that includes a biological product and a medical device presents additional, unique development and regulatory challenges, which may adversely impact our development plans and our ability to obtain regulatory approval of our product candidates, including caplacizumab for the treatment of aTTP, ALX-0171 for the treatment of RSV, and vobarilizumab for the treatment of RA and SLE.

A number of our product candidates include a biological product and a medical device component. For example, caplacizumab is comprised of caplacizumab powder for solution for injection, water for injection provided in a prefilled syringe, a vial adapter, a hypodermic needle with safety device and two alcohol pads; ALX-0171 relies on the combination of two components: a trivalent Nanobody and a nebulizer for delivery of the therapeutic; and vobarilizumab is currently being tested in a prefilled glass syringe presentation and may be further designed to be a pen injector.

We anticipate that caplacizumab and vobarilizumab will be reviewed as combination products, each as part of a single BLA. ALX-0171 currently uses a nebulizer and we do not yet know whether the nebulizer will be reviewed as part of a combination product as a BLA or if it will be subject to a separate device submission. The nebulizer we currently use is manufactured by the Vectura Group plc. In Europe, ALX-0171 will be regulated as a medicinal product for which a Marketing Authorization Application, or MAA, needs to be filed via the centralized procedure. In addition, the nebulizer device will need to be CE-marked as a medical device and the CE-certificate added to the Marketing Authorization Application dossier. In the United States, the nebulizer device is not 510(k)-cleared or approved for use in the administration of ALX-0171. If ALX-0171 and the nebulizer are reviewed in separate submissions, then both submissions must receive concurrent marketing authorizations. In addition, if the Vectura nebulizer is not cleared or approved as either part of our BLA submission for ALX-0171 or a separate device submission, our ability to obtain regulatory approval for ALX-0171 for RSV would be adversely affected.

Developing and obtaining regulatory approval for combination products such as caplacizumab, ALX-0171, and vobarilizumab pose unique challenges because they involve components that are regulated under different types of regulatory requirements, and by different FDA centers. As a result, such products raise regulatory, policy and review management challenges. For example, because divisions from both CBER and FDA’s Center for Devices and Radiological Health must review our submissions concerning product candidates that are combination products, the regulatory review and approval process for these products may be lengthened. In addition, differences in regulatory pathways for each component of a combination product can impact the regulatory processes for all aspects of product development and management, including clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and postapproval modifications. Similarly, the device components of our product candidates will require any necessary approvals or other marketing authorizations in other jurisdictions, which may prove challenging to obtain.

The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with, question or request changes in, the design or implementation of our clinical trials, such as the FDA did with our RESPIRE trial;

•	we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that a product candidate is safe, pure and potent or effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a Biologics License Application, or BLA, to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

•	the FDA, the EMA or foreign comparable authority may fail to approve or authorize the nebulizer being developed by Vectura Group plc, that we contemplate to be used to administer ALX-0171 for RSV;

•	the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA, the EMA and other comparable foreign authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We have not previously submitted a Biologics License Application, or BLA, to the FDA, and we recently submitted our first MAA to the EMA for approval of caplacizumab for the treatment of aTTP. We cannot be certain that any of our other product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If the FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMPs and with good clinical practices, or GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Our product candidates are regulated as biologics in the United States and, therefore, can only be sold if we obtain a BLA from the FDA. The holder of a BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of a BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Failure to comply with a BLA or any other ongoing regulatory obligation may result in suspension of approval to manufacture or distribute the relevant product, as well as fines or imprisonment for violations. Similar requirements apply in the EU. Our product candidates can only be sold if we obtain a Marketing Authorization from the Committee for Medicinal Products for Human Use. We will then be required to monitor adverse events and report these via a pharmacovigilance system. Any changes to the manufacturing process will need to be submitted for notification and/or approval. Failure to comply may lead to withdrawal of the Marketing Authorization and fines.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

Many of our product candidates are in pre-clinical or early-stage clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our late-stage product candidates, particularly caplacizumab and ALX-0171, are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we or our collaborator for such candidates must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to obtain regulatory approval to commence a trial;

•	delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in or failure to obtain institutional review board, or IRB, or ethics committee approval at each site;

•	delays in recruiting, or failure to recruit, suitable patients to participate in a trial;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	manufacturing sufficient quantities of product candidate for use in clinical trials;

•	third-party actions claiming infringement by our product candidates in clinical trials and obtaining injunctions interfering with our progress;

•	safety or tolerability concerns could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;

•	changes in regulatory requirements, policies and guidelines;

•	lower than anticipated retention rates of patients and patients in clinical trials;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	delays in establishing the appropriate dosage levels in clinical trials;

•	the quality or stability of the product candidate falling below acceptable standards; and

•	business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or failures or significant downtime of our information technology systems resulting from cyber attacks on such systems or otherwise.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data

Safety Monitoring Board, or DSMB, for such trial or by the EMA, the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the EMA, the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

The results of pre-clinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results.

Interim, top line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, top line or preliminary data from our clinical trials. We may decide to conduct an interim analysis of the data after a certain number or percentage of subjects have been enrolled, but before completion of the trial. Similarly, we may report top line or preliminary results of primary and key secondary endpoints before the final trial results are completed. Preliminary, top line and interim data from our clinical trials may change as more patient data or analyses become available. Preliminary, top line or interim data from our clinical trials are not necessarily predictive of final results. Preliminary, top line and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, top line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, interim and top line data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. Since some of our product candidates are focused on addressing rare diseases and conditions, there are limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner. If the actual number of patients with the indications we are pursuing, or choose to pursue in the future, is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our drug candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials.

In addition, any negative results we may report in clinical trials of our product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same drug candidate. Delays in the enrollment for any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.

We are currently assembling a sales and marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must develop or acquire a sales and marketing organization, outsource these functions to third-parties or enter into partnerships.

If caplacizumab is approved for commercial sale, we plan on establishing our own sales and marketing capabilities in North America and in the European Union with the support of a Contract Sales Organization, or CSO, while commercializing in Japan with a pharmaceutical partner, and in other geographies with specialized local distributors. There are risks involved in establishing our own sales and marketing capabilities as well as entering into arrangements with third-parties to perform these services. Even if we establish sales and marketing capabilities, we may fail to launch our products effectively or to market our products effectively since we have no experience in the sales and marketing of pharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

•	costs of marketing and promotion above those anticipated by us.

If we enter into arrangements with third-parties to perform sales and marketing services for our products, the revenues or the profitability of these product revenues to us could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements with partners may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy. In addition, we may not be successful in entering into arrangements with third-parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third-parties may fail to devote the necessary resources and attention to sell and market our products effectively.

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third-parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, prospects, financial condition and results of operations.

If the market opportunities for caplacizumab for the treatment of aTTP, or our other current or future product candidates, is smaller than we believe it is, our business may suffer.

Our lead product candidate is for the treatment of aTTP, which is an orphan disease. Given the small number of patients with aTTP, our eligible patient population and pricing estimates may differ significantly from the actual market addressable by caplacizumab. Our projections of both the number of people who have aTTP, as well as the subset of people who have the potential to benefit from treatment with caplacizumab, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations, physicians or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of aTTP and the number of patients may turn out to be lower than expected. Similarly, we have based on our estimates on reimbursement rates on, among other things, our estimates of the prevalence of aTTP, the reimbursement for similar drugs and other assumptions which may be incorrect. If our estimates are incorrect, and the reimbursement rates for caplacizumab are lower than expected, assuming approval of caplacizumab, our results of operations and business may suffer.

Similarly, we have made certain estimates and assumptions regarding the market size and reimbursement rates for our other product candidates, including ALX-0171 and vobarilizumab, and may do so for future product candidates. If our estimates are incorrect, and the market size of for our product candidates are smaller than expected, our results of operations and business may suffer.

Our product candidates may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, a requirement that we implement a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the product outweigh its risks, or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. While our pre-clinical and clinical studies for our product candidates to date have generally been well tolerated from a risk-benefit perspective, the results from future trials may not support this conclusion.

For example, in the recently reported Phase III HERCULES trial of caplacizumab in 145 patients for the treatment of aTTP, a total of 532 treatment emergent adverse events, or TEAEs, were reported in 71 patients (97.3%) in the placebo treatment group compared with 571 TEAEs in 69 patients (97.2%) in the caplacizumab treatment group. The percentage of subjects with at least one study drug-related TEAE was lower in the placebo treatment group (32 subjects (43.8%)) compared with the caplacizumab treatment group (41 subjects (57.7%)). In the caplacizumab group, the most common study drug related TEAEs, or TEAEs that were assessed as possibly drug-related, were nosebleeds, bleeding of the gums, and bruising. TEAEs leading to study drug discontinuation were reported for nine patients in the placebo treatment group and five patients in the caplacizumab treatment group. At least one serious adverse event, or SAE, was reported for 39 subjects (53.4%) in the placebo group and 28 subjects (39.4%) in the caplacizumab group. In the placebo group, this was driven by the 28 subjects with recurrence of aTTP. Study drug-related SAEs were reported in four subjects (5.5%) in the placebo group and 10 subjects (14.1%) in the caplacizumab group. In the caplacizumab group, the most common SAE assessed as at least possibly study drug related were nosebleeds. Other SAEs assessed as at least possibly drug related included menorraghia (bleeding from the uterus), upper gastrointestinal bleeding, hematemesis, gingival bleeding, subarachnoid hemorrhage (bleeding in the space between the brain and the tissue covering the brain), ventricular fibrillation, and pain in the extremities. Three subjects in the placebo treatment group and one subject in the caplacizumab treatment group had TEAEs with death as the outcome. The latter subject experienced a SAE of cerebral ischemia during the follow-up period of the study. This event was assessed by the investigator as not related to study drug treatment.

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects or even death. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Further, because all of our product candidates and pre-clinical programs are based on our proprietary Nanobody platform technologies, any adverse safety or efficacy findings related to any product candidate or pre-clinical program may adversely impact the viability of our other product candidates or pre-clinical programs.

Additionally, if any of our product candidates receive marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including the following:

•	regulatory authorities may withdraw approvals of such products and require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a REMS plan to ensure that the benefits of the product outweigh its risks;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

The future commercial success of our product candidates will depend on the degree of market acceptance of our potential products among physicians, patients, healthcare payers and the medical community.

Our product candidates are at varying stages of development and we may never have a product that is commercially successful. To date, we have no product authorized for marketing. Our lead product candidate, caplacizumab, may require further clinical investigation, regulatory review, significant marketing efforts and substantial investment before it can produce any revenues. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many other companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain regulatory approval for the marketing of their product. Due to the inherent risk in the development of pharmaceutical products, it is probable that not all or none of the product candidates in our portfolio will successfully complete development and be commercialized. Furthermore, when available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. In addition, efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful which would prevent us from generating significant revenues or becoming profitable. Market acceptance of our future products by physicians, patients and healthcare payers will depend on a number of factors, many of which are beyond our control, including, but not limited to the following:

•	the wording of the product label;

•	changes in the standard of care for the targeted indications for any product candidate;

•	sales, marketing and distribution support;

•	potential product liability claims;

•	acceptance by physicians, patients and healthcare payers of each product as safe, effective and cost-effective;

•	relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;

•	prevalence and severity of adverse events or publicity;

•	limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labeling or instructions for use;

•	the cost of treatment with our products in relation to alternative treatments;

•	the extent to which products are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations; and

•	whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a first-line, second-line, or third-line or last-line therapy.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

Our high dependency on public perception of our products may negatively influence the success of these products.

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our products. We could be adversely affected if we were subject to negative publicity or if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

Future adverse events in research into the severe autoimmune diseases, inflammation and cancer that we focus our research efforts on, or the biopharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated. We may not be successful in our efforts to use and expand our Nanobody technology to build a pipeline of product candidates and develop marketable products due to significant competition and technological change, which could limit or eliminate the market opportunity for our product candidates and technology platform.

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, academic institutions and other research or commercial institutions, many of which have substantially greater financial, research and developmental resources than we have. Many of our competitors and potential competitors have substantially greater scientific, research and product development capabilities as well as greater financial, manufacturing, marketing and human resources than we do. In addition, there is intense competition for establishing clinical trial sites and registering patients for clinical trials.

Many specialized biotechnology firms and early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third-parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. The fields in which we operate are characterized by a rapidly growing understanding of disease biology, quickly changing technologies, strong intellectual property barriers to entry, and a multitude of companies involved in the creation, development and commercialization of novel therapeutics. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective or are more economically attractive as any of our current or future technology or product. Competing products or technology platforms may gain faster or greater market acceptance than our products or technology platforms and medical advances or rapid technological development by competitors may result in our product candidates or technology platforms becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we, our product candidates or our technology platforms do not compete effectively, it may have a material adverse effect on our business, prospects, financial condition and results of operation.

Competition for the indications we pursue is intense and includes multiple antibody fragments, single-domain antibodies, other biologics and small molecules either already marketed or in development by large pharmaceutical companies such as AbbVie, which markets Humira for the treatment of RA and other indications; Amgen Inc., which markets Enbrel for the treatment of RA and other indications; GlaxoSmithKline plc, which markets Benlysta for the treatment of SLE; and Janssen Pharmaceuticals Inc., which markets Remicade for the treatment of RA. In some cases, these competitors are also our collaborators. In addition, these and other pharmaceutical companies have monoclonal antibodies or other biologics in clinical development for the treatment of autoimmune diseases. In addition to the current standard of care, we are aware that Eli Lily, Sanofi, Novartis and others are developing drugs that may have utility for the treatment of RA; Roche Holding AG, AstraZeneca plc, Amgen Inc. and others are developing drugs that may have utility for the treatment of SLE; and we are aware of competing products specifically targeting RSV infection that are being developed by

AstraZeneca plc, Regeneron Pharmaceuticals, Inc. and others. We are not aware of any drug candidates in development for the treatment of aTTP that may compete with caplacizumab in the future, although Shire plc does have a recombinant ADAMTS13 enzyme which they are developing for congenital TTP which they may choose to explore in the treatment of aTTP.

Similarly, other companies have single-domain antibody drug discovery platforms that may compete with us in the search for novel therapeutic antibody targets, including Argenx SE, Galapagos NV, and BeiGene, Ltd.

We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA is complex and is still being interpreted and implemented by the FDA. As a result, the law’s ultimate impact, implementation and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, could compete with or replace any one of our reference products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. See “Business—Government Regulation—Biosimilars and Exclusivity” for more details regarding biosimilar regulatory exclusivities.

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third-parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for our lead product candidates, our business, financial condition and results of operations could be materially adversely affected.

Failure to successfully identify, develop and commercialize additional products or product candidates could impair our ability to grow.

Although a substantial amount of our efforts will focus on the continued pre-clinical and clinical testing and potential approval of the product candidates in our current pipeline, a key element of our long-term growth strategy is to develop and market additional products and product candidates. Because we have limited financial and managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our technology may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

Our long-term growth strategy to develop and market additional products and product candidates is heavily dependent on precise, accurate and reliable scientific data to identify, select and develop promising pharmaceutical product candidates and products. Our business decisions may therefore be adversely influenced by improper or fraudulent scientific data sourced from third-parties. Any irregularities in the scientific data used by us to determine our focus in research and development of product candidates and products could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to obtain and maintain orphan drug exclusivity for our products, our competitors may sell products to treat the same conditions and our revenue will be reduced.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, after a recommendation from the EMA’s Committee for Orphan Medicinal Products, or COMP, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition. Though the orphan drug designation application is currently pending in Japan, our failure to obtain marketing approval of caplacizumab in Japan would prevent caplacizumab from being marketed in Japan. Any approval that we are granted for our product candidates in the United States or Europe would not assure approval of product candidates in the other or in any other jurisdiction. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

In 2009, both the FDA and EMA granted orphan drug designation to caplacizumab for treatment of aTTP and an application for orphan drug designation is pending in Japan. We may also seek orphan drug designation in the United States, Europe or Asia for certain indications addressed by our current and future product candidates. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or the EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

A Breakthrough Therapy Designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the drugs no longer meet the conditions for qualification.

Fast Track Designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

In July 2017, we received Fast Track Designation from the FDA for caplacizumab. We may also seek Fast Track Designation for some of our other product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even though we have received Fast Track Designation for caplacizumab or if we receive Fast Track Designation for future product candidates, we may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, the FDA may withdraw Fast Track Designation for caplacizumab or any other product candidate that is granted Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

We rely and will continue to rely on collaborative partners regarding the development of our research programs and product candidates. If we fail to enter into new strategic relationships, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

We are, and expect to continue to be, dependent on partnerships for the development and commercialization of our existing and future research programs and product candidates. We currently have collaborative research relationships with various pharmaceutical companies such as AbbVie, Boehringer Ingelheim, Eddingpharm, Merck & Co., Inc., Merck KGaA, Novartis Pharma AG, Novo Nordisk A/S, Taisho Pharmaceutical Co., Ltd., and Sanofi S.A. and with various academic and research institutions worldwide, for the development of product candidates resulting from such collaborations. Entering into collaboration agreements is a central part of our business strategy, and we will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.

Our dependence on collaborative partners subjects us to a number of risks, including, the following:

•	we may not be able to control the amount and timing of resources that the collaboration partner devotes to our research programs and product candidates;

•	for collaboration agreements where we are solely or partially responsible for funding development expenses through a defined milestone event, the payments we receive from the collaboration partner may not be sufficient to cover the expenses have or would need to incur in order to achieve that milestone event;

•	we may be required to relinquish significant rights, including intellectual property, marketing and distribution rights;

•	our anticipated payments under any partnership agreement (e.g., royalty payments for licensed products) may not materialize;

•	we rely on the information and data received from third-parties regarding their research programs and product candidates;

•	we will not have control of the process conducted by the third-party in gathering and composing data regarding their research programs and product candidates and we may not have formal or appropriate guarantees from its contract parties with respect to the quality and the completeness of such data;

•	if our collaborators, including AbbVie, fail to exercise their options to license our product candidates, or if rights to develop and commercialize our product candidates subject to collaborations revert to us for any reason, we may not have sufficient financial resources to develop such product candidates, which may result in us failing to recognize any value from our investments in developing such product candidates;

•	our collaboration agreements contain, and future agreements may also contain, non-competition provisions which place restrictions on our business operations and the indications we may pursue;

•	a collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of our competitors;

•	our collaborative partners’ willingness or ability to complete their obligations under our partnership arrangements may be adversely affected by business combinations or significant changes in a collaborative partner’s business strategy;

•	we may experience delays in, or increases in the costs of, the development of our research programs and product candidates due to the termination or expiration of collaborative research and development arrangements;

•	we may have disagreements with collaborative partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development that might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborative partners may not properly obtain, maintain, defend or enforce our intellectual property rights or may use proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

•	collaborative partners may infringe, misappropriate or otherwise violate the intellectual property rights of third-parties, which may expose us to litigation and potential liability.

We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a partnership depends, among other things, upon our assessment of a potential collaborator’s resources and expertise, the terms and conditions of the proposed partnership and the potential collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership regardless of the merits of the challenge and industry and market conditions generally. A potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with us.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us and our corporate collaborators in clinical trials, and the potential sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use our products, healthcare providers, pharmaceutical companies, our corporate collaborators or other third parties that sell our products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates causes adverse side effects during clinical trials or after regulatory approval, we may be exposed to substantial liabilities. Physicians and patients may not comply with warnings that identify known potential adverse effects and describe which patients should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may cause, among other things, the following:

•	decreased demand for our products due to negative public perception;

•	injury to our reputation;

•	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

•	initiation of investigations by regulators;

•	costs to defend or settle the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any of our product candidates, if approved.

Liability claims resulting from any of the events described above could have a material adverse effect on our business, financial condition and results of operations.

It is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business, financial condition and results of operations could be materially adversely affected.

Outbreaks of diseases in llamas and other livestock diseases could have a material adverse effect on our business.

We create Nanobodies from B-cells isolated from the tissue taken from immunized llamas. Outbreaks of livestock diseases such as blue tongue disease could restrict our ability to source and transport llamas which could adversely impact our operations. We currently source llamas from two different vendors who stable the llamas in four different locations in Belgium. In the event these two vendors cannot meet our supply needs, and we are unable to find new vendors on suitable terms, if at all, there could be an adverse effect on our business.

An outbreak of livestock diseases may result in restrictions on the transportation of livestock within, to or from these locations. Any outbreak of a livestock disease could result in any of the following measures being imposed by the relevant European governmental authorities:

•	restrictions on the movement and/or sale of our llamas;

•	requirements for us to destroy one or more of our herds; or

•	placing our facilities in quarantine until the threat of disease spreading is eliminated.

We do not maintain insurance to cover the consequences of livestock disease, including those cited above. Therefore, there can be no guarantee that any compensation will be available in the event of any livestock disease outbreak.

The use of animals in our research and development could generate negative publicity for us and public expressions of concern with respect to the use of animals in general could result in greater governmental regulation. Any of these factors could delay or even prevent the successful development of potential products and may have an adverse effect on our business.

We may not be able to integrate efficiently or achieve the expected benefits of any acquisitions of complementary businesses, product candidates or technologies.

Since our inception in 2001, our growth has not depended on acquisitions. Should we in the future contemplate to acquire any complementary business, product candidate or technology, our ability to integrate and manage acquired businesses, product candidates or technologies effectively will depend upon a number of factors including the size of the acquired business, the complexity of any product candidate or technology and the resulting difficulty of integrating the acquired business’s operations, if any. Our relationship with current employees or employees of any acquired business may become impaired as a result of an acquisition. We may also be subject to unexpected claims and liabilities arising from such acquisitions. These claims and liabilities could be costly to defend, could be material to our financial position and might exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. There can also be no assurance that we will be able to assess ongoing profitability and identify all actual or potential liabilities of a business, product candidate or technology prior to its acquisition. If we acquire businesses, product candidates or technologies that result in assuming unforeseen liabilities for which contractual protections have not been obtained or are not available, our business, prospects, financial condition and results of operations could be materially adversely affected.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including the following:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing regulatory requirements for drug approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in regulations and customs, tariffs and trade barriers;

•	changes in currency exchange rates of the euro, U.S. dollar, British pound and Swiss francs and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain international markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan;

•	workforce uncertainty in countries where labor unrest is more common than in the United States and European Union;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Regulatory Compliance

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs, a Federal and state program which extends healthcare to low income individuals and other groups, by, among other things, allowing states to offer Medicaid coverage to additional individuals and adding new eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of manufacturers’ rebate liability under the Medicaid Drug Rebate Program, which requires that drug manufacturers provide rebates to states in exchange for state Medicaid coverage for most of the manufacturers’ drugs, by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans (i.e. a type of Medicare healthcare plan offered by private companies);

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	expanding the types of entities eligible for the 340B drug discount program, which requires drug manufacturers to provide outpatient drugs to eligible healthcare organizations and covered entities at significantly reduced prices;

•	establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;

•	creation of a new non-profit, nongovernmental institute, called the Patient-Centered Outcomes Research Institute, to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board, or IPAB, which, if impaneled, would have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and

•	establishment of the Center for Medicare and Medicaid Innovation within Centers for Medicare & Medicaid, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending (funding has been allocated to support the mission of the CMS Innovation through 2019).

The current administration supports a repeal of the ACA and an Executive Order has been signed commanding federal agencies to try to waive or delay requirements of the ACA that impose economic or regulatory burdens on states, families, the health-care industry and others. The Executive Order also declares that the administration will seek the “prompt repeal” of the law and that the government should prepare to “afford the States more flexibility and control to create a more free and open healthcare market.” At this time, the immediate impact of the Executive Order is not clear. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed. We cannot predict how the ACA’s possible repeal, or any legislation that may be proposed to replace the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. The Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. The U.S. Department of Health and Human Services, or HHS, has set a goal of moving 30% of Medicare payments to alternative payment models by 2016 and 50% of Medicare payments into these alternative payment models by the end of 2018. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Further, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payers or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or Member State level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, the European Union or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We may be subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could harm our results of operations and financial conditions.

Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our customers and third-party payers, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payers, healthcare professionals who participate in our clinical research program, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. These laws include, but are not limited to, the following:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. federal false claims and civil monetary penalties laws, including, without limitation, the civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government;

•	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information;

•	the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•	the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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analogous state laws and regulations, including the following: state anti-kickback and false claims laws, which may apply to our business practices, including research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payer, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	the European and other foreign law equivalents of each of these laws, including reporting requirements detailing interactions with and payments to healthcare providers.

It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations.

The risk of us being found in violation of these laws is increased because many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. For example, the definition of the “remuneration” under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that the federal Anti-Kickback Statute is violated if “one purpose” of remuneration is to induce referrals.

Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the ACA amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Efforts to ensure that our business arrangements with third-parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate reimbursement levels and pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payers are essential for most patients to be able to afford products such as our product candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Assuming we obtain coverage for a given product by a third-party payer, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payers increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payers may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payer may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payers may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payers, including private and governmental payers, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payers and other governmental payers develop their coverage and reimbursement policies for drugs and biologics. Some third-party payers may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payers will decide with respect to the coverage and reimbursement for our product candidates.

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payers in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payer to payer. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payer separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Moreover, increasing efforts by governmental and third-party payers in the European Union, the United States and elsewhere to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals as well as fines.

The biopharmaceutical and medical technology industry is highly regulated by the FDA, the EMA and other comparable national and supra-national regulatory authorities that impose substantial requirements covering nearly all aspects of our activities, notably relating to research and development, manufacturing, preclinical tests, clinical trials, labeling, marketing, sales, storage, record keeping, promotion and pricing of our product candidates. Such regulation is further subject to regular review by the FDA, the EMA and other comparable foreign authorities which may result in changes in applicable regulation. Compliance with the requirements of local regulatory authorities, including, among others, the FDA and EMA, is necessary in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. If we do not comply with one or more of these requirements in a timely manner, or at all, our product development could experience significant delays as a result of the FDA, the EMA or other comparable regulatory authorities recommending non-approval or restrictions on approval of a product candidate, leading to an inability to successfully commercialize such product candidate, which would materially harm our business. Any failure of any of our product candidates in clinical studies or to receive regulatory approval could have a material adverse effect on our business, results of operations and financial condition. If any of our product candidates fails to obtain approval on the basis of any applicable condensed regulatory approval process, this will prevent such product candidate from obtaining approval on a shortened time frame, or at all, resulting in increased expenses which would materially harm our business.

Compliance with requirements laid down by local regulatory authorities is necessary in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. Local regulatory authorities notably include the EMA and the FDA. In order to market our future products in regions such as the European Economic Area, United States of America, Asia Pacific and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can require additional clinical testing, and the time required to obtain approval may differ from that required to obtain for example FDA or EMA approval. Moreover, clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or EMA does not ensure approval by the comparable foreign authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA.

There can be no assurance that our product candidates will fulfil the criteria required to obtain necessary regulatory approval to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and products candidates. Each of the FDA, the EMA and other comparable foreign authorities may impose its own requirements, may discontinue an approval or revoke a license, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by the FDA, the EMA or one or more other comparable foreign authority. The FDA, the EMA or other comparable foreign authorities may also approve a product candidate for fewer or more limited indications or patient sub-segments than requested or may grant approval subject to the performance of post-marketing studies. The EMA’s, the FDA’s or other regulatory authority’s approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons could include, among others, the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety, purity or potency, or efficacy, during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved the FDA, the EMA or other comparable foreign authorities or that products will be approved for marketing by such regulatory authorities in any pre-determined indication or intended use. Any of the FDA, the EMA and other comparable foreign authorities may disagree with our interpretation of data submitted for their review.

We and our collaborative partners are, or may become subject to, other ongoing regulatory obligations, including data protection, environmental, health and safety laws and restrictions on the experimental use of animals. The costs of compliance with such applicable regulations, requirements or guidelines could be substantial, and failure to comply could result in, among other things, sanctions, fines, injunctions, civil penalties, denial of applications for marketing authorization of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our or our collaborative partners’ costs or delay the development and commercialization of our product candidates.

Because we are subject to environmental, health and safety laws and regulations, we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business and financial condition.

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our product candidates and our Nanobody platform technologies, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Failure to obtain, maintain protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and intellectual property position. Any failure to protect our trade secrets and know-how could adversely affect our operations and prospects.

We cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the U.S. Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from commercializing competing products. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the molecules in our Nanobody product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad claims that cover antibody fragments closely related to our Nanobody product candidates as well as the specific Nanobody. As a result, upon receipt of EMA or FDA approval, competitors may be free to market antibody fragments almost identical to our Nanobodies, including biosimilar Nanobodies, thereby decreasing our market share. However, a competitor cannot submit to the FDA an application for a biosimilar product based on one of our products until four years following the date of approval of our “reference product,” and the FDA may not approve such a biosimilar product until 12 years from the date on which the reference product was approved. See the section of this prospectus titled “Business—Government Regulation—Biosimilars and Exclusivity” for more details regarding biosimilar regulatory exclusivities.

The patent prosecution process is expensive, complex and time-consuming, and we and our current or future licensors, licensees or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third-parties and are reliant on our licensors, licensees or collaboration partners. For example, under our license, research or collaboration agreements with Merck & Co., Inc., AbbVie, Novo Nordisk and Boehringer Ingelheim, we granted such partners the exclusive right to prosecute certain patents developed or licensed under the applicable agreement. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated.

Our and our licensors’, licensees’ or collaboration partners’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. In addition, patents and other intellectual property rights also will not protect our technology and product candidates if third parties, including our competitors, design around our protected technology and product candidates without infringing, misappropriating or otherwise violating our patents or other intellectual property rights. Moreover, some of our patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors, licensees or collaborators were or will be the first to file any patent application related to a product candidate. Furthermore, if patent applications of third parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such third-parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If patent applications of third parties have an effective filing date on or after March 16, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, we may be subject to third-party challenges regarding our exclusive ownership of our intellectual property. If a third party were successful in challenging our exclusive ownership of any of our intellectual property, we may lose our right to use such intellectual property, such third party may be able to license such intellectual property to other third parties, including our competitors, and our competitors could market competing products and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Issued patents covering one or more of our products or our proprietary Nanobody platform technology could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. As enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United Kingdom, European Union and the United States. We may fail in enforcing our rights, in which case our competitors and other third parties may be permitted to use our technology without payment to us.

In addition, litigation involving our patents carries the risk that one or more of our patents will be narrowed, held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our products or use our proprietary Nanobody platform technologies, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office or the USPTO or made a misleading statement, during prosecution. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or platform, or any product candidates that we may develop. For example, we are aware that a third party has filed an opposition in Europe against one of our patents, which relates to our Nanobody technology for reducing binding of pre-existing antibodies. In addition, other third parties may have filed oppositions against such patent that have not yet been made public. If any such oppositions are successful, our patent may be narrowed, revoked or cancelled and we may not be able to prevent third parties from commercializing identical or similar technology. The outcome following legal assertions of invalidity and unenforceability during patent litigation or other proceedings is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of our propriety Nanobody platform technologies. Such a loss of patent protection could have a material adverse impact on our business financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the European Patent Office, the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The European Patent Office, the USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our collaboration partners to pay these fees due to U.S. and non-U.S. patent agencies and take the necessary action to comply with such requirements with respect to our intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, third parties, including our competitors might be able to enter the market with similar or identical products or technologies, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilar medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For example, certain of our in-licensed patents covering our Nanobody technology have recently expired. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term loss during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method of manufacturing it may be extended. However, we may not receive an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will not be lengthened and third parties, including our competitors may obtain approval to market competing products sooner than we expect. As a result, our revenue from applicable products could be materially reduced and our business, financial condition, results of operations, and prospects could be materially harmed.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	the patents of third parties may have an adverse effect on our business;

•	we or our licensors or any current or future collaboration partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or any current or future collaboration partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing misappropriating or otherwise violating our intellectual property rights;

•	it is possible that our current and future pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by third parties;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license;

•	we may not develop additional technologies that are patentable; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our ability to compete may be adversely affected if we are unsuccessful in defending against any claims by competitors or others that we are infringing misappropriating or otherwise violating upon their intellectual property rights.

The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In particular, companies producing therapeutics have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement, misappropriation or violation that may be asserted by third parties, including our competitors against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.

Our involvement in litigation, and any interference, derivation, reexamination, inter partes review opposition or post-grant proceedings or other intellectual property proceedings inside and outside of the European Union or the United States may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Any potential intellectual property proceedings also could force us to, among other things, do one or more of the following:

•	stop selling, incorporating, manufacturing or using our products in the United States or other jurisdictions that use the subject intellectual property;

•	obtain from a third-party asserting its intellectual property rights, a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us;

•	redesign those products or processes that use any allegedly infringing or misappropriated technology, which may result in significant cost or delay to us, or which redesign could be technically infeasible; or

•	pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights.

We may be subject to claims by third-parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our consultants, advisors and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we intend that our consultants, advisors and employees do not use proprietary information or know-how of their former employers while working for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individuals’s former employer. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract our management from its day-to-day activities.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property rights of third-parties could adversely affect our ability to commercialize our product candidates, such that we could be required to litigate or obtain licenses from third-parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market, and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are subject to extensive litigation regarding patents and other intellectual property rights. In the past, we have been subject to and in the future we may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and any product candidates.

Our competitive position may suffer if patents issued to third-parties or other third-party intellectual property rights cover our products or elements thereof, our manufacture or uses relevant to our development plans, the targets of our product candidates, or other attributes of our product candidates or our technology. In such cases, we may not be in a position to develop or commercialize products or product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product, its manufacture or use does not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against us such that such third party’s patent is found to be valid and enforceable and infringed by our product, unless we obtain a license to such patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product. Similarly, the targets for certain of our product candidates have also been the subject of research by other companies, which have filed patent applications or have patents on aspects of the targets or their uses. There can be no assurance any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, or at all, and any such litigation would be costly and time-consuming.

It is possible that we have failed and in the future may fail to identify relevant patents or applications that may be asserted against us. For example, certain U.S. applications filed after November 29, 2000 that will not be filed outside the United States may remain confidential until patents issue. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products or platform technology could have been filed by others without our knowledge. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications in the areas in which we are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products.

Third-party intellectual property right holders, including our competitors, may actively bring infringement, misappropriation or violation claims against us based on existing or future intellectual property rights, regardless of their merit. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products.

If we are unsuccessful defending in any such claim, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates that we are held to be infringing. If possible, we might be forced to redesign our product candidates so that we no longer infringe the intellectual property rights of third parties, or we may be required to seek a license to any such technology that we are found to infringe, which license may not be available on commercially reasonable terms or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners and it could require us to make significant licensing and royalty payments. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

In addition, if the breadth or strength of protection provided by our or our licensors’ or collaboration partners’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities, harm our reputation and our business operations.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development and commercialization activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

In the future, our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, with respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest in such patents. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

For example, we sometimes collaborate with U.S. and non-U.S. academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general or prevent us from obtaining patents and thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, the America Invents Act, or the AIA, enacted in the United States in 2012 and 2013, has resulted in significant changes to the U.S. patent system.

Prior to the enactment of the AIA, assuming that other requirements for patentability are met, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 16, 2013, under the AIA, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention regardless of whether a third party was the first to invent the claimed invention. On or after that date, a third party that files a patent application in the USPTO before us could be awarded a patent covering an invention of ours even if we made the invention before the third party. The AIA will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing additional opportunities for third parties to challenge any pending patent application or issued patent in the USPTO. Such opportunities include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceeding. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim in our patents invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensors, licensees or collaborators, we could lose the rights to intellectual property that are important to our business.

We are a party to license and collaboration agreements under which we grant or are granted rights to intellectual property that are important to our business and we expect that we may need to enter into additional license or collaboration agreements in the future. Our existing license and collaboration agreements impose, and we expect that future license agreements will impose, various obligations related to, among other things, product development and payment of royalties and fees based on achieving certain milestones. In addition, under several of our collaboration agreements, we are prohibited from developing and commercializing products that would compete with the products licensed under such agreements. If we fail to comply with our obligations under these agreements, our licensor or collaboration partner may have the right to terminate the agreement, including any licenses included in such agreement.

The termination of any license or collaboration agreements or failure to adequately protect such license agreements or collaboration could prevent us from commercializing product candidates covered by the agreement or licensed intellectual property. For example, we rely on our license agreements with Research Corporation Technologies, Inc., or RCT, which grant us rights to certain intellectual property and proprietary materials that we use in connection with the manufacturing process for our Nanobody technology. If this agreement were to terminate, we would be unable to timely license similar intellectual property and proprietary materials from an alternate source, on commercially reasonable terms or at all, and may be required to conduct additional bridging studies on our product candidates, which could delay or otherwise have a material adverse effect on the development and commercialization of our Nanobody-based product candidates. See “Business—Intellectual Property—Licenses” for more information regarding these agreements.

Several of our existing license agreements are sublicenses from third-parties which are not the original licensor of the intellectual property at issue. Under these agreements, we must rely on our licensor to comply with its obligations under the primary license agreements under which such third-party obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which it may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize the product candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a license or collaboration agreement, including the following:

•	the scope of rights granted under the agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor or collaboration partner that is not subject to the agreement;

•	the sublicensing of patent and other rights under any current or future collaboration relationships;

•	our diligence obligations under the agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaboration partners; and

•	the priority of invention of patented technology.

In addition, our license and collaboration agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by third parties and our competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or confidential know-how. Also, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our trade secrets and confidential know-how to our competitors and other third parties or breach such agreements, and we may not be able to obtain an adequate remedy for such breaches. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is difficult, expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor or other third party lawfully obtained or independently developed any of our trade secrets or confidential know-how, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third-parties for misappropriating the trade secret. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

We may not be able to protect our intellectual property rights throughout the world and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

We often file our first patent application (i.e., priority filing) at the European Patent Office or the USPTO. International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where we believe our product candidates may be marketed. However, we have not yet filed for patent protection in all national and regional jurisdictions where such protection may be available because filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the European Union. These products may compete with our product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors or collaboration partners is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Proceedings to enforce our and our licensors’ or collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaboration partners’ efforts and attention from other aspects of our business, regardless of whether we or our licensors or collaboration partners are successful, and could put our and our licensors’ or collaboration partners’ patents at risk of being invalidated or interpreted narrowly. In addition, such proceedings could put our and our licensors’ or collaboration partners’ patent applications at risk of not issuing and could provoke third-parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business may be adversely affected as a result of computer system failures.

Any of the internal computer systems belonging to us or our third-party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors’ operations could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

Risks Related to Our Dependence on Third Parties

We rely on third-parties to supply and manufacture our product candidates and delivery devices, and we expect to continue to rely on third parties to manufacture our products and delivery devices, if approved. The development of such product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient quantities of product candidates or products or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidates and the required delivery devices for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on contract manufacturing organizations, or CMOs. Currently, we engage with multiple different CMOs in Europe for all activities relating to the development of our cell banks, further development of our manufacturing processes and the production of drug substance. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates and the required delivery devices ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations (such as the FDA’s good laboratory practices, or GLP, and cGMPs) for the manufacture of drug substance and product), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our demand for any of our product candidates, we could experience delays in our research or planned clinical studies or commercialization. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would materially adversely affect our business, prospects, financial condition and results of operation.

For example, ALX-0171 for the treatment of RSV relies on a nebulizer for delivery of the therapeutic. We currently use a nebulizer manufactured by Vectura Group plc that is not 510(k)-cleared or approved for use in the administration of ALX-0171. The timing and success of our clinical trials is largely dependent on receiving a sufficient amount of nebulizers in time for our trials. If we do not receive a sufficient number of nebulizers in a timely manner, or receive nebulizers with a high failure rate, our clinical trials and commercial success would be materially harmed. In the past we have experienced manufacturing and design defects with the nebulizers received from Vectura Group plc and we cannot assure you that we will not experience problems in the future. There are only a few manufacturers of nebulizers, changing the manufacturer would take time and be costly, and we may be unable to find a replacement manufacturer on reasonable terms, if at all. In addition, if the Vectura Group plc nebulizer is cleared or approved but then modified or discontinued, or if we later change manufacturers, we would need to submit regulatory filings and additional data to the FDA or foreign regulatory authority, which would materially affect our ability to market ALX-0171.

In complying with the manufacturing regulations of the FDA, the EMA and other comparable foreign authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA, the EMA or other comparable foreign authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions. We face risks inherent in relying on a limited number of CMOs, as any disruption, such as a fire, natural hazards or vandalism at the CMO could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all, and we would likely experience months of manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis or at all. In addition, operating any new facilities may be more expensive than operating our current facility, and business interruption insurance may not adequately compensate us for any losses that may occur, in which case we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have a material adverse effect on our business, including placing our financial stability at risk.

The manufacturing of all of our product candidates requires using cells which are stored in a cell bank. We have one master cell bank for each product manufactured in accordance with cGMP. Half of each master cell bank is stored at a separate site so that in case of a catastrophic event at one site we believe sufficient vials of the master cell banks are left at the alternative storage site to continue manufacturing. We believe sufficient working cell banks could be produced from the vials of the master cell bank stored at a given site to assure product supply for the future. However, it is possible that we could lose multiple cell banks and have our manufacturing significantly impacted by the need to replace these cell banks, which could materially adversely affect our business, prospects, financial condition and results of operations.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our pre-clinical studies and clinical trials and to monitor and manage data for our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

There are a limited number of third-party service providers that specialize in or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators on commercially reasonable terms or at all. If CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional CROs (or investigators) involves additional cost and requires management time and focus. In addition, delays occur during the natural transition period when a new CRO commences work, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business or financial condition and prospects.

Service or supply failures, or other failures, business interruptions, or other disasters affecting the manufacturing facilities of any party participating in the supply chain, would adversely affect our ability to supply our products.

Our product candidates are biologics and require processing steps that are more difficult than those required for most chemical pharmaceuticals. Accordingly, multiple steps are needed to control the manufacturing processes. Problems with these manufacturing processes, even minor deviations from the normal process or from the materials used in the manufacturing process, which may not be detectable by us in a timely manner, could lead to product defects or manufacturing failures, resulting in lot failures, product recalls, product liability claims and insufficient inventory.

Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single-source unaffiliated third-party suppliers. In addition, we rely on certain third-parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third-parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business and future prospects.

Certain of the raw materials required in the manufacture and the formulation of our product candidates may be derived from biological sources, including human serum albumin, a main constituent and long-lived protein present in blood plasma. There are certain European regulatory restrictions on using these biological source materials. If we are required to substitute for these sources to comply with European regulatory requirements, our clinical development or commercial activities may be delayed or interrupted.

Risks Related to Our Business Operations and Managing Growth

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and certain executive officers.

The loss of key managers and senior scientists could delay our research and development activities. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract or retain these key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Our inability to attract and retain these key persons could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the area of sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate, among other things: (i) the regulations of the FDA, the EMA and other comparable foreign authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our pre-clinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to the Global Offering and Ownership of Our Ordinary Shares and ADSs

There has been no prior active market for the ADSs and an active and liquid market for the ADSs may fail to develop, which could harm the market price of the ADSs.

While our ordinary shares have traded on Euronext Brussels since 2007, there has been no active public market for the ADSs in the United States, except for a Level I ADR program, in which the ADSs were not listed on a U.S. securities exchange, but rather traded in the over-the-counter market. We expect to transition to a Level III ADR program in connection with the offering, which would allow the ADSs to trade on a U.S. securities exchange. As such, we have applied to list the ADSs on the NASDAQ Global Select Market, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the NASDAQ Global Select Market would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell ADSs.

Even if the ADSs are listed on the NASDAQ Global Select Market, there is a risk that an active trading market for ADSs may not develop or be sustained after this offering is completed. The initial offering price will be based, in part, on the price of our ordinary shares on Euronext Brussels, and determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price will be the following:

•	the price of our ordinary shares in connection with our existing listing on Euronext Brussels;

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Following the global offering, the ADSs may not trade at a price equal to or greater than the initial offering price. The initial offering price may not be indicative of the market price of the ADSs after the global offering. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at or above the initial offering price or at the time that they would like to sell.

The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

The price of the securities of publicly-traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs may fluctuate significantly due to a variety of factors, including the following:

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Certain significant shareholders will continue to own a substantial number of our ordinary shares and as a result (together with low attendance in recent shareholders meetings), may be able to exercise control over us, including the outcome of shareholder votes. These shareholders may have different interests from us or your interests.

We have a number of significant shareholders. For an overview of our current significant shareholders, please see “Principal Shareholders.” Following the completion of the global offering, these significant shareholders and their affiliates, in the aggregate, will own approximately 32.1% of our ordinary shares (including ordinary shares represented by the ADSs).

Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders’ agreement with respect to the exercise of their voting rights. Nevertheless, depending on the level of attendance at our general meetings of shareholders, or the General Meeting, these significant shareholders could, alone or together, have the ability to determine the outcome of decisions taken at any such General Meeting. Any such voting by these shareholders may not be in accordance with our interests or those of our shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of the ADSs or ordinary shares.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs or ordinary shares, as applicable, appreciates.

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. To date, we have not contributed to our legal reserve, since we have not made any profit since our inception. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs or the ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

We have broad discretion in the use of the net proceeds from the global offering and may not use them effectively.

Our board of directors will have broad discretion in the application of the net proceeds from the global offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs or ordinary shares. The failure by our board of directors to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the ADSs or ordinary shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from the global offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of the ordinary shares and ADSs and trading volume could decline.

The trading market for the ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ordinary shares and ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ordinary shares and ADSs or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades the ordinary shares and ADSs, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or trading volume to decline.

Future sales of ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares and ADSs.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ordinary shares and ADSs could decline significantly and could decline below the public offering price. Upon completion of the global offering, we will have outstanding 69,772,516 ordinary shares, approximately 613,784 of which are subject to the 90-day contractual lock-up referred to above. The representatives of the underwriters may permit us, our directors and members of our executive committee to sell ordinary shares prior to the expiration of the lock-up agreements. See “Underwriting.”

After the lock-up agreements pertaining to the global offering expire, and based on the number of ordinary shares outstanding upon completion of the global offering, 613,784 additional ordinary shares will be eligible for sale in the public market, all of which ordinary shares are held by directors and members of the executive committee and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, ordinary shares which may be issued pursuant to any outstanding warrants under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Following the global offering, we intend to file one or more registration statements with the SEC covering ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of the ordinary shares and ADSs. These sales might also make it more difficult for us to issue or sell equity or equity-related securities in the future at a time and a price that we deem appropriate. See the section of this prospectus titled “Ordinary Shares and ADSs Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially.

If you purchase the ADSs in the U.S. offering or ordinary shares in the European private placement, you will experience substantial and immediate dilution.

If you purchase the ADSs in the U.S. offering or ordinary shares in the European private placement, you will experience substantial and immediate dilution of $17.32 (€14.66) per ADS/share in the net tangible book value after giving effect to the global offering at an assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, because the price that you pay will be substantially greater than the net tangible book value per ADS or per share, as applicable, that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding warrants to purchase ordinary shares under our equity incentive plans (i.e., our warrant plans), or if we otherwise issue additional ordinary shares below the public offering price. For a further description of the dilution that you will experience immediately after the global offering, see the section of this prospectus titled “Dilution.”

Furthermore, pursuant to the terms of our Bonds, in the event we sell the ADSs and ordinary shares in the global offering at a price per ADS or ordinary share which is less than 95% of the five day volume weighted average price of our ordinary shares on each of the five consecutive days ending on the date immediately prior to the date of the final prospectus, the conversion price of the Bonds will increase, resulting in further dilution in purchasers in this offering upon conversion of the Notes, if not settled for cash. Similarly, the Bonds contain certain anti-dilution provisions which will result in an adjustment of the conversion price, including in the event of dividends, reclassifications and subdivisions. See “Description of Share Capital—Share Capital—Other Outstanding Securities.”

After the completion of the global offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Holders of the ADSs are not treated as shareholders of our company.

By participating in the U.S. offering you will become a holder of ADSs with underlying ordinary shares in a Belgian limited liability company (naamloze vennootschap). Holders of the ADSs are not treated as shareholders of our company, unless they withdraw our ordinary shares underlying the ADSs. The depositary, or its nominee, is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

Holders of ADSs will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials or any other document that would need to be provided to our shareholders pursuant to the Belgian Companies Code, in time to be able to exercise your right to vote.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Holders of ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. We cannot guarantee ADS holders that they will receive the voting materials or any other document that would need to be provided to our shareholders pursuant to the Belgian Companies Code, in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding the ADSs.

Our ordinary shares currently trade on Euronext Brussels in euros, while the ADSs will trade on NASDAQ in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in Belgium of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our ordinary shares represented by the ADSs could also decline.

We will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move ordinary shares for trading between such markets.

Our ordinary shares have traded on the Euronext Brussels since 2007 and we have applied to have our ADSs representing ordinary shares approved for listing on NASDAQ. Trading in our ADSs or ordinary shares on these markets will take place in different currencies (U.S. dollars on NASDAQ and euros on the Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). The trading prices of our ordinary shares and our ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the Euronext Brussels could cause a decrease in the trading price of our ADSs on the NASDAQ. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

Holders of ADSs may not be able to participate in equity offerings we may conduct from time to time.

Certain shareholders, including those in the United States, may, even in the case where preferential subscription rights have not been cancelled or limited, not be entitled to exercise such rights, unless the offering is registered or the ordinary shares are qualified for sale under the relevant regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholdings should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares—Share Dividends and Distributions—How will I receive dividends and other distributions on the ordinary shares underlying my ADSs—Rights to Receive Additional Ordinary Shares.”

Our shareholders residing in countries other than Belgium may be subject to double taxation with respect to dividends or other distributions made by us.

Any dividends or other distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders which qualify for a reduced withholding tax or an exemption of withholding tax such as, among others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of July 23, 1990, the Parent-Subsidiary Directive, or that qualify for a reduced withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions. Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, the U.S.—Belgium Tax Treaty. The U.S.—Belgium Tax Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, depending on their status and provided that the U.S. taxpayer satisfies all conditions imposed by the U.S.—Belgium Tax Treaty. The Belgian withholding tax on dividends is generally reduced to 15% under the U.S.—Belgium Tax Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of the ordinary shares in the company. The Belgian withholding tax is reduced to 0% when the shareholder is a U.S. resident company which has held at least 10% of the ordinary shares in the company for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.—Belgium Tax Treaty.

U.S. holders of the ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences, including having gains realized on the sale of the ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of the ADSs. See “Material United States and Belgian Income Tax Considerations—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (which, assuming we are not a “controlled foreign corporation” under Section 957(a) of the Code for the year being tested, may be determined in large part by reference to the market value of the ADSs and ordinary shares, which may be volatile) from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from the global offering in our business. With respect to the 2017 taxable year and foreseeable future taxable years, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, our status as a PFIC is a fact-intensive determination made on an annual basis and we cannot provide any assurances regarding our PFIC status for the current or future taxable years. We do not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund,” or QEF, election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

The recently proposed corporate income tax reform could have an adverse impact on us and the holders of our ADSs.

In its budgetary agreement of July 25, 2017 the Belgian federal government announced corporate income tax reform. This long-awaited reform would entail some fundamental changes, including a decrease in the standard corporate income tax rate from 33.99% to 29.58% in 2018 (including supplementary crisis surcharges of 2%) and ultimately to 25% in 2020.

It is possible that such corporate income tax reform, and more specifically the compensation measures resulting from the prerequisite that the reform may not have a negative impact on the public budget, may change the taxation linked to an investment in the ordinary shares represented by the ADSs significantly. For example, the government agreement announces a reform, amongst others, of the notional interest deduction, a minimum taxation for companies which make a profit of more than one million euros, a reform of taxation of capital gains on shares in the corporate income tax. In addition, statements have been made that the tax on the stock exchange in relation to, among others, the sale and purchase of shares would be subject to an increase of the applicable rate. As regards to capital gains on shares, the government intends to introduce a minimum participation threshold. More specifically, capital gains will only be exempted if the company holds a participation of 10% or the participation has an acquisition value of at least 2,500,000 euros. If this condition is not fulfilled, corporate income tax will be due.

More generally, such reform could also result in a fiscal framework that is less favorable to us, which could have a negative impact on the value of the ordinary shares represented by ADSs or the return associated with them. The proposed reform is not final, is still being negotiated at the government level and changes can still be expected.

We may not be able to complete equity offerings without cancellation or limitation of the preferential subscription rights of our existing shareholders, which may as a practical matter preclude us from timely completing offerings.

In accordance with the Belgian Companies Code, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new ordinary shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited either by resolution of our shareholders meeting or by our board of directors in the framework of the authorized capital, as described below. On July 18, 2013, our shareholders authorized our board to increase our share capital (possibly with cancellation or limitation of the preferential subscription rights of our existing shareholders at the discretion of our board (including for the benefit of certain persons who are not employees of our company)), subject to certain limitations, for a period of five years as from the publication of such authorization (which occurred on August 8, 2013). We refer to this authority for our board to increase our share capital as our authorized capital. As of the date of this prospectus, our board of directors may decide to issue up to 28,388,340 ordinary shares (at the current fractional value per share of €1.87) pursuant to this authorization and taking into account previous transactions under the authorized capital, but without taking into account the ordinary shares that we would issue in this global offering or subsequent issuances under our stock option plans or otherwise. See “Description of Share Capital—Articles of Association and Other Share Information—Changes to Our Share Capital.” Absent renewal by our shareholders of this authorization of the board or absent cancellation or limitation by our shareholders of the preferential subscription rights of our existing shareholders, the requirement to offer our existing shareholders the preferential right to subscribe for new ordinary shares being offered on a pro rata basis, may as a practical matter preclude us from timely raising capital on commercially acceptable terms or at all.

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the ADSs or our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs or our ordinary shares less attractive because we may rely on these exemptions. If some investors find the ADSs or our ordinary shares less attractive as a result, there may be a less active trading market for the ADSs or our ordinary shares and the price of the ADSs or our ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of the global offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the United States proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Brussels and intend to report our results of operations voluntarily on a quarterly basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on NASDAQ, we will be subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Belgium, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of Belgium nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our nomination and remuneration committee, though a majority is required, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Management.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our executive committee or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We will incur increased costs as a result of operating as a U.S.-listed public company, and our board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a public company listed on Euronext Brussels. We are a Belgian public limited company (naamloze vennootschap). The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Stock Market, or NASDAQ, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our board of directors on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal controls over financial reporting are effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We are a Belgian public limited liability company, and shareholders of our company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company (naamloze vennootschap) incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our Company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. See “Description of Share Capital.”

As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an ADS holder of our company than you would as a shareholder of a listed U.S. company.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our auditors, must be registered with the PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although our auditors are registered with the PCAOB, because our auditors are located in Belgium, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Belgian authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in Belgium currently prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including our auditors. The inability of the PCAOB to conduct inspections of auditors in Belgium makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of Belgium that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company (naamloze vennootschap). Less than a majority of the members of our board of directors and members of our executive committee are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts solely relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, the judgment must be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. Actions for the enforcement of judgments of U.S. courts might be successful only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

•	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

•	the judgment did not violate the rights of the defendant;

•	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

•	the judgment is not subject to further recourse under U.S. law;

•	the judgment is not compatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

•	a claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

•	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

•	the U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and

•	the judgment submitted to the Belgian court is authentic.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

Takeover provisions in Belgian law may make a takeover difficult.

Public takeover bids on our ordinary shares and other voting securities and securities granting access to voting rights, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities granting access to voting rights. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company.

The Belgian Act of April 1, 2007 provides that a mandatory bid will be triggered if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree of April 27, 2007 on public takeover bids. The mere fact of exceeding the relevant threshold through the acquisition of one or more voting securities will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

The duty to launch a mandatory bid does not apply in certain cases set out in the Royal Decree of April 27, 2007 on public takeover bids, such as (i) in case of an acquisition, if it can be shown that a third party exercises control over the Company or that such party holds a larger stake than the person holding 30% of the voting securities (ii) in case of an acquisition in the context of an enforcement of security provided that the acquirer disposes of the shares exceeding the 30% threshold within twelve months and does not exercise the voting rights attached to those excess shares or (iii) in case of a capital increase with preferential subscription rights decided by the shareholders meeting.

Normally, the authorization of the board of directors under the authorized capital to increase our ordinary share capital through contributions in kind or in cash with cancellation or limitation of the preferential right of the existing shareholders is suspended if we are notified by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid on the financial instruments of the company. The shareholders meeting can, however, authorize the board of directors to increase the ordinary share capital by issuing ordinary shares in an amount of not more than 10% of the existing ordinary shares at the time of such a public takeover bid. Our board of directors is no longer authorized to do so.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their ordinary shares at a premium (which is typically offered in the framework of a takeover bid).

Recent developments relating to the United Kingdom’s referendum vote in favor of withdrawal from the European Union could adversely affect us.

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union, or Brexit. As a result of this vote, on March 29, 2017 the United Kingdom officially started the separation process and negotiations are expected to commence to determine the terms of the United Kingdom’s withdrawal from the European Union as well as its relationship with the European Union going forward, including the terms of trade between the United Kingdom and the European Union. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the European Union; however, the full effects of Brexit are uncertain and will depend on any agreements the United Kingdom may make to retain access to European Union markets.

In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and European Union. Similarly, it is unclear at this time what Brexit’s impact will have on our intellectual property rights and the process for obtaining, maintaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks, granted by the European Union will cease being enforceable in the United Kingdom absent special arrangements to the contrary, and we may be required to refile our trademarks and other intellectual property applications domestically in the United Kingdom. As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership in European Union. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, we cannot be certain of the full extent to which Brexit could adversely affect our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the approval of caplacizumab for the treatment of aTTP in Europe and the United States;

•	the initiation, timing, progress and results of our clinical trials and pre-clinical studies for our existing product candidates, any future product candidates and our research and development programs, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•	our reliance on the success of our product candidate caplacizumab and certain other product candidates;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our ability to collaborate with existing collaborators or find appropriate collaborators for vobarilizumab;

•	the timing, scope or likelihood of U.S. regulatory filings and approvals;

•	the timing, scope or likelihood of foreign regulatory filings and approvals;

•	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use, and any additional product candidates we may develop;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	cost associated with defending intellectual property infringement, product liability and other claims;

•	regulatory development in the United States, Europe and other jurisdictions;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates;

•	developments relating to our competitors and our industry, including competing therapies;

our ability to effectively manage our anticipated growth;

our ability to attract and retain qualified employees and key personnel;

our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and ordinary share performance;

our expected use of proceeds of the global offering;

the future trading price of our ADSs and ordinary shares and impact of securities analysts’ reports on these prices; and

other risks and uncertainties, including those listed under the caption “Risk Factors.”

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Based on our industry experience, we believe that the third-party sources are reliable and that the conclusions contained in the publications are reasonable.

CURRENCY EXCHANGE RATES

The following table sets forth, for each period indicated, the low and high exchange rates for euro expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1516
Low	1.2062	1.2774	1.2101	1.0524	1.0375
Rate at end of period	1.3186	1.3779	1.2101	1.0859	1.0552
Average rate per period	1.2859	1.3281	1.3297	1.1096	1.1072

The following table sets forth, for each of the last six months, the low and high exchange rates for euro expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
High	1.0941	1.1236	1.1420	1.1826	1.2025	1.2041
Low	1.0606	1.0869	1.1124	1.1336	1.1703	1.1747
Rate at end of period	1.0895	1.1236	1.1411	1.1826	1.1894	1.1813

On October 13, 2017, the exchange rate published by the European Central Bank for the euro was €1.00 = $1.181. Unless otherwise indicated, currency translations in this prospectus reflect the October 13, 2017 exchange rate.

MARKET INFORMATION

Our ordinary shares have been trading on Euronext Brussels under the symbol “ABLX” since November 2007.

The following table sets forth for the periods indicated the reported high and low closing sale prices per ordinary share on Euronext Brussels in euro and U.S. dollars.

Period	High	Low	High	Low
Annual
2013	€8.27	€5.73	$11.1769	$7.5057
2014	€10.00	€7.09	$13.922	$9.6459
2015	€16.10	€9.00	$17.6697	$9.7195
2016	€15.425	€8.35	$16.6867	$9.2810
2017 (through October 13, 2017)	€17.735	€10.27	$20.9752	$10.9817
Quarterly
First Quarter 2015	€11.40	€9.00	$12.9538	$9.7195
Second Quarter 2015	€11.10	€9.08	$12.4162	$9.7882
Third Quarter 2015	€14.00	€10.90	$15.3692	$11.9891
Fourth Quarter 2015	€16.10	€10.90	$17.6697	$12.4750
First Quarter 2016	€15.425	€10.40	$16.6867	$11.7464
Second Quarter 2016	€14.495	€10.815	$16.2488	$11.9376
Third Quarter 2016	€13.10	€11.075	$14.5907	$12.4848
Fourth Quarter 2016	€11.015	€8.35	$12.2751	$9.2810
First Quarter 2017	€13.20	€10.70	$13.9867	$11.1568
Second Quarter 2017	€11.985	€10.27	$13.5071	$10.9817
Third Quarter 2017	€13.05	€10.86	$15.5882	$12.3761
Month Ended
January 2017	€12.50	€10.70	$13.1987	$11.1568
February 2017	€13.20	€11.46	$13.9867	$12.1120
March 2017	€11.905	€11.00	$12.6697	$11.9504
April 2017	€11.655	€10.27	$12.4254	$10.9817
May 2017	€11.075	€10.80	$12.0784	$11.7730
June 2017	€11.985	€11.29	$13.507	$12.8853
July 2017	€12.80	€10.86	$15.1181	$12.3761
August 2017	€12.70	€11.42	$14.9924	$13.4996
September 2017	€13.05	€11.855	$15.5882	$14.0944
October 2017 (through October 13, 2017)	€17.735	€15.50	$20.9752	$18.2017

On October 13, 2017, the last reported sale price of our ordinary shares on Euronext Brussels was €17.74 ($20.95) per ordinary share.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the global offering of approximately $159.1 (€134.7) million, assuming a public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares or ADSs. If the underwriters exercise in full their options to purchase additional ADSs in the U.S. offering and additional ordinary shares in the European private placement, we estimate that we will receive net proceeds from the global offering of approximately $183.5 (€155.4) million, assuming a public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 (€0.85) increase (decrease) in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement would increase (decrease) our net proceeds from the global offering by $7.8 (€6.6) million, assuming the number of ordinary shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase or decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us would increase or decrease the net proceeds to us from the sale of the ordinary shares and ADSs we are offering by $19.5 (€16.5) million, assuming that the assumed public offering price remains the same and after deducting underwriting discounts and commissions. Each increase of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) increase in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, would increase the net proceeds to us from the sale of the ordinary shares and ADSs we are offering by $28.2 (€23.9) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) decrease in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement would decrease the net proceeds to us from the sale of the ordinary shares and ADSs we are offering by $26.3 (€22.3) million, after deducting underwriting discounts and commissions. The actual net proceeds payable to us will adjust based on the actual number of ADSs offered by us, the actual public offering price and other terms of this offering determined at pricing.

The principal purposes of the global offering are to increase our financial flexibility to prepare for the commercialization of caplacizumab, if approved, advance our clinical pipeline, create a public market for our securities in the United States and facilitate our access to the U.S. public equity markets. We currently expect to use the net proceeds from this offering as follows:

•	approximately $55.5 million to continue to build-out a sales, marketing and distribution infrastructure in preparation for the commercial launch of caplacizumab in Europe and the United States;

•	approximately $101.6 million to advance the development of ALX-0171 through its Phase II trials; and

•	approximately $2.0 million to advance the discovery and development of earlier stage products.

We expect to use the remainder of any net proceeds from the global offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, products or assets, either alone or together with a collaboration partner. However we have no current plan, commitments or obligations to do so.

This expected use of the net proceeds from the global offering represents our intentions based upon our current plans and business conditions. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of the global offering or the amounts that we will actually spend on the uses set forth above. Predicting the costs necessary to develop Nanobody candidates can be difficult. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress, timing and completion of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the time and costs involved in obtaining regulatory approval for our product candidates as well as maintaining our existing collaborations and any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from the global offering.

Based on our planned use of the net proceeds of the global offering and our current cash, cash equivalents and current financial assets, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a shareholders meeting with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Companies Code. See ‘‘Description of Share Capital.’’

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Companies Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of the reserves that are not distributable according to Belgian law or our articles of association. An example of such non-distributable reserve is the legal reserve implying that we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to such (non-distributable) legal reserve, until the legal reserve amounts to 10% of our ordinary share capital. To date, we have not contributed to our legal reserve, since we have not made any profit since our inception.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see ‘‘Material United States and Belgian Income Tax Law Considerations—Belgian Tax Consequences.’’

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017 on:

•	an actual basis; and

•	an as adjusted basis to reflect: our issuance and sale of an aggregate of 8,353,221 ordinary shares (including ordinary shares in the form of ADSs) in the global offering at an assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, based on the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and related notes beginning on page F-1, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	As Adjusted(4)
(in thousands)
Cash and cash equivalents(1)	€26,390	€161,069
Restricted cash(2)	1,600	1,600
Other financial assets(3)	176,502	176,502

Loan and borrowings	103,319	103,319

Ordinary share capital:
Ordinary shares, no nominal value: 61,133,199 ordinary shares issued and outstanding, actual; 69,772,516 ordinary shares issued and outstanding, as adjusted	107,244	122,865
Premiums related to the ordinary share capital	253,312	372,371
Reserves	8,592	8,592
Accumulated losses	(288,716)	(288,716)

Total equity attributable to our shareholders	80,432	215,111

Total capitalization	€183,751	€318,430

(1)	As of September 30, 2017, our cash and cash equivalents balance was €20.5 million.
(2)	As of September 30, 2017, our restricted cash balance was €1.6 million.
(3)	As of September 30, 2017, our other financial assets balance was €186.5 million.
(4)

Each $1.00 (€0.85) increase or decrease in the assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $7.8 (€6.6) million, assuming that the number of ordinary shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ordinary shares and ADSs we are offering. Each increase or decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $19.5 (€16.5) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) increase in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the

European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $28.2 (€23.9) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) decrease in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $26.3 (€22.3) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ADSs offered by us, and other terms of this offering determined at pricing.

The number of ordinary shares to be outstanding after the global offering is based on 61,133,199 of our ordinary shares outstanding as of June 30, 2017, and includes 8,353,221 ordinary shares represented by ADSs and ordinary shares to be offered in the global offering, and excludes:

•	2,885,669 ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2017 pursuant to our warrant plans, at a weighted-average exercise price of €8.11 per ordinary share; and

•	7,733,952 ordinary shares eligible for issuance upon conversion of our Bonds as of June 30, 2017, if we elect to not settle any conversion of the Bonds for cash assuming, and assuming no adjustments to the initial conversion price of €12.93 for anti-dilution protection.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase additional ADSs in the U.S. public offering and additional ordinary shares in the European private placement; and

•	no issuance or exercise of warrants after June 30, 2017.

DILUTION

If you invest in the ADSs or ordinary shares in the global offering, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share/ADS paid by purchasers of the ordinary shares/ADSs and the as adjusted net tangible book value per ordinary share/ADS after the global offering. Our net tangible book value as of June 30, 2017 was €79.0 ($93.3) million, or €1.29 ($1.52) per ordinary share. Net tangible book value per ADS is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of ordinary shares outstanding as of June 30, 2017, or 61,133,199 ordinary shares.

After giving effect to our sale of an aggregate of 8,353,221 ordinary shares (including ordinary shares presented by ADSs) in the global offering at an assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2017 would have been €213.7 ($252.4) million, or €3.08 ($3.63) per ordinary share/ADS. This amount represents an immediate increase in net tangible book value of €1.79 ($2.11) per ADS to our existing shareholders and an immediate dilution in net tangible book value of €14.66 ($17.32) per ADS to new investors.

The following table illustrates this dilution on a per ordinary basis:

Assumed initial public offering price per ordinary share/ADS		€17.74
Historical net tangible book value per ordinary share/ADS as of June 30, 2017	€1.29
Increase in net tangible book value per ordinary share/ADS attributable to new investors participating in the global offering	€1.79

As adjusted net tangible book value per ordinary share/ADS after the global offering		€3.08

Dilution per share/ADS to new investors participating in the global offering		€14.66

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of the global offering determined at pricing. Each $1.00 (€0.85) increase or decrease in the assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase or decrease our as adjusted net tangible book value by approximately €6.6 ($7.8) million, or approximately €0.09 ($0.11) per ordinary share/ADS, and the dilution to new investors participating in the global offering would be approximately €(0.75) ($(0.89)) per ordinary share/ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ordinary shares and ADSs we are offering. An increase in the aggregate number of ordinary shares and ADSs offered by us by 1,000,000 ordinary shares and ADSs would increase the as adjusted net tangible book value by approximately €16.5 ($19.5) million, or €0.19 ($0.22) per ordinary share/ADS, and the dilution to new investors participating in the global offering would be €14.47 ($17.09) per ordinary share/ADS, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Similarly, a decrease in the aggregate number of ordinary shares and ADSs offered by us by 1,000,000 ordinary shares and ADSs would decrease the as adjusted net tangible book value by approximately €16.5 ($19.5) million, or €0.20 ($0.23) per ordinary share/ADS, and the dilution to new investors participating in the global offering would be €14.86 ($17.55) per ordinary share/ADS, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) increase in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would increase our as adjusted net tangible book value by approximately €23.1 ($27.3) million, or approximately €2.07 ($2.45) per ordinary share/ADS, and the dilution to new investors participating in the global offering would be approximately €16.51 ($19.50) per ordinary share/ADS, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 ordinary shares and ADSs in the aggregate number of ordinary shares and ADSs offered by us together with a concomitant $1.00 (€0.85) decrease in the assumed public offering price of $20.95 per ADS in the U.S. offering and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, would decrease our as adjusted net tangible book value by approximately €23.1 ($27.3) million, or approximately €0.29 ($0.34) per ordinary share/ADS and the dilution to new investors participating in the global offering would be approximately €15.40 ($18.18) per ordinary share/ADS, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the number of ADSs offered by us and other terms of the global offering determined at pricing.

If the underwriters exercise their option to acquire additional ordinary shares and ADSs in full, the as adjusted net tangible book value per ordinary share/ADS after the offering would be €3.30 ($3.90) per ordinary share/ADS, the increase in the as adjusted net tangible book value to existing shareholders would be €2.01 ($2.38) per ordinary share/ADS, and the dilution to new investors participating in the global offering would be €14.44 ($17.05) per ordinary share/ADS.

The following table sets forth as of June 30, 2017 consideration paid to us in cash for ordinary shares purchased from us by our existing shareholders and by new investors participating in the global offering, based on an assumed public offering price of $20.95 per ADS in the U.S. and €17.74 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Brussels on October 13, 2017, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares/ ADSs Purchased from Us		Total Consideration		Average Price per Ordinary Share/ ADS
	Number	Percent	Amount	Percent
Existing shareholders	61,133,199	88.0%	€360,555,884	70.9%	€5.90
New investors	8,353,221	12.0	148,179,492	29.1	17.74

Total	69,486,420	100.0%	€508,735,376	100.0%	€7.32

In addition, if the underwriters exercise their option to acquire additional ordinary shares or ADSs in full, the number of ordinary shares held by the existing shareholders after the global offering would be reduced to 86.4% of the total number of ordinary shares outstanding after the global offering, and the number of ordinary shares held by new investors participating in the global offering would increase to 9,606,204, or 13.6% of the total number of ordinary shares outstanding after the global offering.

The number of ordinary shares to be outstanding after the global offering is based on 61,133,199 of our ordinary shares outstanding as of June 30, 2017, and includes 8,353,221 ordinary shares represented by ADSs and ordinary shares to be offered in the global offering, and excludes:

•	2,885,669 ordinary shares issuable upon the exercise of warrants outstanding as of June 30, 2017 pursuant to our warrant plans, at a weighted-average exercise price of €8.11 per ordinary share; and

•	7,733,952 ordinary shares currently eligible for issuance upon conversion of the Bonds, if we elect to not settle any conversion of the Bonds for cash, and assuming no adjustments to the initial conversion price of €12.93 for anti-dilution protections.

Furthermore, pursuant to the terms of the Bonds, in the event we sell the ADSs and ordinary shares in the global offering at a price per ADS or ordinary share which is less than 95% of the five day volume weighted average price of our ordinary shares on each of the five consecutive days ending on the date of the final prospectus relating to this offering, the conversion price of the Bonds will increase, resulting in further dilution in purchasers in the global offering upon the conversion of the Bonds.

In the event we sell the ADSs in the U.S. public offering, or ordinary shares in the European private placement, at a price per ADS or ordinary share which is less than 95% of the five day volume weighted average price on each of the five consecutive days ending on date of the final prospectus, or the 5-day VWAP, the conversion price of the Bonds will adjust and entitle holders of the Bonds to receive additional ordinary shares upon conversion of the Bonds. Assuming a 5-day VWAP of €16.90 , which is the 5-day VWAP on the date immediately preceding October 13, 2017, for each additional €1.0 we discount the sale price of ADSs and ordinary shares below €16.90, the conversion price of the Bonds will adjust accordingly, resulting in an aggregate of          additional ordinary shares being issuable upon conversion of the Bonds. See “Description of Share Capital—Share Capital—Other Outstanding Securities” for a description of the Bonds.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase additional ADSs in the U.S. public offering and additional ordinary shares in the European private placement; and

•	no issuance or exercise of warrants after June 30, 2017.

SELECTED FINANCIAL AND OTHER DATA

You should read the following selected financial and operating data in conjunction with the financial statements and related notes beginning on page F-1 and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Currency Exchange Rates.” We derived the statements of income (loss) data for the years ended December 31, 2016 and 2015 and statements of financial position data as of December 31, 2016 and 2015 from our audited financial statements beginning on page F-1. Our audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. The financial data as at June 30, 2017 and for the six months ended June 30, 2017 have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as our audited financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results to be expected in the future.

Income Statement Data:

	Year ended December 31,		Period ended June 30,
	2016	2015	2017	2016
	(in thousands, except share and per share data)
Revenue	€84,773	€76,761	€34,665	€53,116
Grant income	414	779	45	391

Total revenue and grant income	85,187	77,540	34,710	53,507

Research and development expenses	(100,315)	(83,084)	(50,517)	(49,015)
General and administrative expenses	(13,472)	(11,411)	(8,950)	(6,516)

Operating loss	(28,600)	(16,955)	(24,757)	(2,024)

Financial income	34,761	1,768	3,124	28,387
Financial expenses	(7,248)	(39,360)	(3,691)	(3,535)

Total comprehensive profit/(loss)	€(1,087)	€(54,547)	€(25,324)	€22,828

Basic profit/(loss) per share (in €)	(0.02)	(1.00)	(0.42)	0.41
Diluted loss per share (in €)	(0.43)	(1.00)	(0.42)	(0.03)

Statements of Financial Position Data:

	As of December 31,		As of June 30,
	2016	2015	2017	2016
	(in thousands)
Cash, cash equivalents	€53,356	€3,602	€26,390	€89,879
Total assets	266,764	265,272	235,240	315,270
Non-current liabilities	104,349	134,828	103,319	108,573
Current liabilities	59,360	102,535	51,489	81,167

Total liabilities	163,709	237,363	154,808	189,740

Total liabilities and equity	€266,764	€265,272	€235,240	€315,270

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Financial Data” and our audited financial statements, including the notes thereto, included elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a late-stage clinical biopharmaceutical company utilizing our proprietary Nanobody platform to develop treatments for a broad range of therapeutic indications with an unmet medical need. We believe that Nanobodies represent a leading next generation protein therapeutic technology. We have more than 45 proprietary and partnered Nanobody programs across a range of therapeutic indications including: hematology, inflammation, infectious disease, autoimmune disease, oncology and immuno-oncology. We employ a hybrid business model whereby we pursue our wholly owned programs through to commercialization or key value inflection points while also working with pharmaceutical partners on programs in areas where they bring specific disease expertise and resources. Our lead, wholly owned product candidate, caplacizumab, for the treatment of acquired thrombotic thrombocytopenic purpura, or aTTP, is currently undergoing regulatory review in Europe, and we recently announced positive top line results from a Phase III trial with caplacizumab in October 2017. Submission of a Biologics License Application for caplacizumab in the United States is planned in the first half of 2018 and we received Fast Track Designation from the FDA for caplacizumab in July 2017. Our wholly owned and partnered product pipeline includes three other Nanobody-based product candidates at the Phase II stage of development and four at the Phase I stage of development, and we and our partners are currently planning to initiate Phase I trials for multiple other product candidates over the next few years.

Since our inception in 2001, we have invested most of our financial resources and efforts towards developing our proprietary Nanobody platform and identifying potential product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We have advanced three internally developed product candidates into clinical development—caplacizumab, ALX-0171 and vobarilizumab—and currently have multiple other programs in clinical and pre-clinical stages. Through June 30, 2017, we raised an aggregate of more than €350 million in gross proceeds, including €85.2 million from our initial public offering on Euronext Brussels in 2007, €50.0 million from a follow-on public offering on Euronext Brussels in 2010, €147.4 million through private placements and €100.0 million through the issuance in 2015 of senior unsecured convertible bonds due 2020, or the Bonds. In addition, we have received upfront payments, milestone payments and research and development service fees from our collaborators totaling €427.5 million as of June 30, 2017. As of June 30, 2017, we had a liquid asset position, including cash, current financial assets, restricted cash and deposits of €204.5 million.

Since our inception, we have incurred significant operating losses due to significant research and development costs. We do not currently have any approved products and have never generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend significantly upon the successful development and eventual commercialization of one or more of our product candidates, which may never occur. For the six months ended June 30, 2017 and 2016, we incurred operating losses of €24.8 million and €2.0 million and total comprehensive losses of €25.3 million and total comprehensive profits of €22.8 million, respectively. As of June 30, 2017, we had an accumulated deficit of €288.7 million.

We expect our expenses to increase substantially in connection with our ongoing development activities related to our pre-clinical and clinical programs. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States. We anticipate that our expenses will increase substantially if and as we:

•	complete the HERCULES three year follow-up study of caplacizumab, our lead product candidate;

•	establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval, including caplacizumab;

•	advance our caplacizumab commercialization strategy and continue to prepare for the initial launch of caplacizumab in Europe and the United States;

•	continue the clinical development of ALX-0171 in infants hospitalized with RSV and patients who have undergone a stem cell transplant and have become infected with RSV;

•	continue the clinical development of vobarilizumab for both RA and SLE and/or identify new indications for vobarilizumab which we could pursue independently;

•	start preparation of potential pivotal Phase III trials of ALX-0171;

•	start preparations for clinical development of certain proprietary Nanobodies currently at the pre-clinical development stage;

•	continue the research and development program for our other proprietary pre-clinical-stage product candidates and discovery stage programs;

•	seek to enhance our technology platform and discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	obtain, maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts;

•	experience any delays or encounter any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges; and

•	operate as a public company in the United States.

As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Collaboration Agreements

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain all development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully, if approved. We have partnered, and plan to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of larger biopharmaceutical companies. Below are summaries of our key collaborations. See “Business—Significant Collaborations” for a more detailed description of these agreements.

Merck & Co., Inc.

In October 2012, we entered into a collaboration with Essex Chemie AG, a subsidiary of Merck & Co., Inc., or Essex, to develop and commercialize Nanobody candidates directed towards a voltage gated ion channel with the option to develop and commercialize a Nanobody to a second target. Upon signing, Essex paid us a €6.5 million upfront payment and a €2.0 million fee for research funding. In addition, subject to achieving the milestones specified in the agreement, we are eligible to receive up to €429.0 million in the aggregate in research and commercial milestone payments associated with the progress of multiple candidates as well as tiered percentage royalties on any products derived from the collaboration. In 2015 and then again in 2016, we announced extensions of this research collaboration, increasing funding obligations by Essex, with the latter extension also being accompanied by a €1.0 million milestone payment to us.

In February 2014, we announced that we had entered into a second research collaboration and licensing agreement with Merck & Co., Inc., or Merck. This collaboration and licensing agreement is focused on the discovery and development of Nanobodies (including bi- and tri-specifics) against up to five targets or target combinations. The Nanobody candidates are directed toward so called “immune checkpoint modulators”, proteins believed to be important potential targets for the development of cancer immunotherapies, a rapidly emerging approach to the treatment of a wide range of tumor types. Under the terms of the agreement, we received an upfront payment of €20.0 million and were eligible to receive research funding during the initial three year research term of the collaboration. In addition, subject to achieving the milestones specified in the agreement, we are eligible to receive development and commercial milestone payments for a number of products with the ultimate potential to accrue as much as €1.7 billion plus tiered percentage royalties. In 2015, we received a one-time €3.5 million proof-of-concept payment under this agreement. In July 2015, we announced an expansion of this immuno-oncology collaboration with Merck and received a €13.0 million upfront payment comprising exclusivity fees and full time equivalent, or FTE, payments and are eligible to receive further research funding over the term of the collaboration. In June 2017, we received another €2.5 million in a milestone payment under this collaboration. In addition, we are eligible to receive additional exclusivity fees, depending on the number of programs for which Merck decides to exercise its licensing option, plus tiered percentage royalties on annual net sales upon commercialization of any Nanobody products. Subject to achieving the milestones specified in the agreement, we are eligible to receive up to €338.5 million in development and commercial payments per each program, totaling up to €486.0 million in development milestones and €3.57 billion in commercial milestones in the aggregate for all the programs covered by the agreement.

AbbVie

In September 2013, we entered into a global license agreement with AbbVie, Inc., or AbbVie. Under the agreement, we are eligible to receive, subject to achieving the milestones specified in the agreement, up to an aggregate of $415.0 million in regulatory milestones and $150.0 million in commercial milestones, plus double-digit royalties, relating to the development and commercialization of the anti-IL-6R Nanobody, vobarilizumab, in both RA and SLE. As part of the agreement, we received a $175.0 million upfront payment and assumed responsibility for the execution of Phase II clinical development for vobarilizumab in both RA and SLE. In return, AbbVie received certain rights to opt-in and license vobarilizumab (including, following such opt-in, assuming complete responsibility for Phase III development, registration and commercialization). In October 2016, AbbVie chose to not exercise the opt-in right for vobarilizumab at the time of the RA trial results. Upon the release of the results for our Phase II trial of vobarilizumab in patients with SLE, AbbVie will have the right to opt-in and license vobarilizumab. By doing so, it would be required to make a $25.0 million payment for the SLE indication and would be obligated to use its commercially reasonable efforts to develop vobarilizumab for RA, with a potential $75.0 million payment if it moves forward in that indication.

Boehringer Ingelheim

In September 2007, we announced a strategic alliance with Boehringer Ingelheim International GmbH, or B.I., to discover, develop and commercialize up to 10 different Nanobody therapeutics. We received

€42.9 million in upfront payments, license fees and FTE payments during the research term of the agreement. In 2010, we received a €5.0 million milestone payment when B.I. selected the first Nanobody from this alliance for development. In 2012, we received a second €5.0 million milestone payment under the agreement when B.I. selected a second Nanobody for development. In addition, for each licensed product or B.I. licensed compound which is developed, we may receive up to €125.0 million in the aggregate in potential milestone payments plus tiered percentage royalties on net sales of licensed products worldwide. In 2016, two €8.0 million milestone payments were received under the agreement as a result of a Phase I trial initiation by B.I. of both a bi-specific anti-VEGF/Ang2 Nanobody in patients with solid tumors and a Phase I trial initiation in healthy volunteers with an anti-CX3CR1 Nanobody.

Merck KGaA

In September 2008, we entered into an agreement with Merck Serono, a division of Merck KGaA, to co-discover and co-develop Nanobodies against two therapeutic targets. In 2013, we announced that Merck Serono had initiated a Phase I trial with an anti-Il-17A/F Nanobody arising from this agreement and this resulted in a €2.5 million milestone payment being paid to us.

In November 2011, we signed another agreement with Merck KGaA, to co-discover and develop Nanobodies against two targets in osteoarthritis and received a €20.0 million upfront payment. In May 2017, we announced that Merck KGaA had accepted the pre-clinical package for the first Nanobody under this agreement and this triggered the payment of a €15.0 million milestone payment to us.

Sanofi S.A.

In July 2017, we entered into a research collaboration and global exclusive licensing agreement with Sanofi initially focused on developing and commercializing Nanobody-based therapeutics for the treatment of various immune-mediated inflammatory diseases. This collaboration gives Sanofi access to certain Nanobodies in our existing portfolio as well as to our scientists and proprietary Nanobody platform. Under the terms of the agreement, Sanofi gains exclusive global rights to certain multi-specific Nanobodies against selected targets, with options for similar rights to additional targets, for a total of eight potential selected targets. The financial terms include an upfront payment of €23.0 million to us, comprised of license and option fees. In addition, we will receive research funding, estimated to amount to €8.0 million for the initially selected targets. Upon exercise of options to additional targets, Sanofi will pay us further option exercise fees and research funding. Sanofi will be responsible for the development, manufacturing and commercialization of any products resulting from this agreement. We will be eligible to receive up to €440.0 million in development milestone payments, €200.0 million in regulatory milestone payments and €1.76 billion in commercial milestone payments in the aggregate, subject to achieving the milestones specified in the agreement, plus tiered percentage royalties on the net sales of any products originating from the collaboration.

Basis of Presentation

Revenue and government grants

Revenue

During the years ended December 31, 2016 and 2015, our revenues were €85.2 million and €77.5 million, respectively. To date, our revenue has consisted principally of collaboration revenue consisting of (i) upfront payments, including upfront licensing fees, (ii) milestone payments based on achievement of research and development goals and (iii) research and development service fees related to charges for full time equivalents, or FTEs, at contracted rates and the reimbursement of research and development expenses. We currently have no products approved for sale. Other than additional income from the sources of revenue described above, we do not expect to receive any revenue from any product candidates that we develop, including caplacizumab, vobarilizumab, ALX-0171 and our clinical and pre-clinical product candidates, until we obtain regulatory approval and commercialize such products, until we enter into collaborative agreements with third parties for the development and commercialization of such candidates and obtained regulatory approval or until we get approval for compassionate use programs for caplacizumab or future product candidates.

See “Critical Accounting Policies and Significant Accounting Judgments, Estimates and Assumptions” for a more detailed description of the revenue recognition.

Government Grants

As a company that carries out extensive research and development activities, we benefit from various grants from certain government agencies. These grants generally aim to partly reimburse approved expenditures incurred in our research and development efforts.

We have received several grants from agencies of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants require us to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. During the years ended December 31, 2016 and 2015 and the six months ending June 30, 2017 and 2016, we recognized grant income totaling €414,000, €779,000, €45,000 and €391,000 respectively.

See “Critical Accounting Policies and Significant Accounting Judgments, Estimates and Assumptions” for a more detailed description of how we recognize government grants and research and development incentives receivables.

Research and Development Expenses

Research and development expenses consist principally of:

•	employee benefits expenses related to compensation of research and development staff and related expenses, including salaries, benefits and share-based compensation expenses;

•	external research and development expenses related to (i) chemistry, manufacturing and control costs for our product candidates, both for pre-clinical and clinical testing, all of which is conducted by specialized contract manufacturers, (ii) costs associated with regulatory submissions and approvals, quality assurance and pharmacovigilance and (iii) fees and other costs paid to contract research organizations in connection with pre-clinical testing and the performance of clinical trials for our product candidates;

•	research and development tax credits, recognized as a deduction on research and development expenses;

•	materials and consumables expenses;

•	costs associated with obtaining and maintaining patents and other intellectual property;

•	depreciation, amortization, maintenance and insurance costs of tangible and intangible fixed assets used to develop our product candidates;

•	other operating expenses mainly consisting of allocated facilities costs, travel and conferences, administrative consultancy and costs and technology license fees.

During the years ended December 31, 2016 and 2015, and the six months ended June 30, 2017 and 2016 we spent approximately €100.3 million, €83.1 million, €50.5 million and €49.0 million, respectively, on research and development activities which can be allocated between our key programs as follows:

	Year ended December 31,		Six months ended June 30,
(€ in thousands)	2016	2015	2017	2016
Caplacizumab	22,425	13,694	13,610	9,779
ALX-0171 (RSV)	15,188	7,857	8,181	6,880
Vobarilizumab (ALX-0061) with AbbVie	37,440	41,311	14,134	20,807
Other	25,262	20,222	14,592	11,549

Total	100,315	83,084	50,517	49,015

Caplacizumab, RSV and vobarilizumab accounted for 75% and 75% of total research and development expenses for the years ended December 31, 2016 and December 31, 2015, respectively, and 71% and 76% of total research and development expenses for the six months ended June 30, 2017 and June 30, 2016, respectively. Research and development costs shown under other programs, relate to spending in our own funded discovery and development programs, and in our technology platform as well as costs related to other collaborations.

We incur various external expenses under our collaboration agreements for material and services consumed in the discovery and development of our partnered product candidates. Under some of the agreements with Merck KGaA and under the agreement with AbbVie, an upfront payment was made to either cover our future research and development expenses or require us to commence certain research and development activities. Research and development expenses are recognized in the period in which they are incurred.

As a company with research and development activities in Belgium, we have benefited from certain research and development incentives including the research and development tax credit, which are recognized as a deduction on research and development expenses. This tax credit can be offset against Belgian corporate income tax due. The excess portion may be refunded at the end of a five-year fiscal period for the Belgian research and development incentive. The research and development incentives are based on the amount of eligible research and development expenditure. We recognized research and development tax credits of €5.1 million and €3.8 million for the years ended December 31, 2016 and 2015, respectively, and €2.6 million and €2.3 million for the six months ended June 30, 2017 and 2016, respectively.

We also benefit from payroll withholding tax incentives for eligible scientific personnel which are recognized as a deduction on research and development expenses. We recognized payroll tax withholding incentives of €3.7 million and €3.4 million for the years ending December 31, 2016 and 2015, respectively, and €2.0 million and €1.8 million for the six months ended June 30, 2017 and 2016, respectively.

We typically utilize our employee, consultant and infrastructure resources across all of our research and development programs.

Our research and development expenses may fluctuate substantially depending on the timing of our research and development activities, including the timing of the initiation of clinical trials, the enrollment of patients in clinical trials and the production of product batches. Research and development expenses are expected to increase as we advance the clinical development of caplacizumab, vobarilizumab, ALX-0171 and our clinical and pre-clinical product candidates. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	the successful enrollment in, and completion of clinical trials;

•	the successful completion of pre-clinical studies necessary to support investigational new drug, or IND, applications in the United States or similar applications in other countries;

•	establishing and maintaining a continued acceptable safety profile for our product candidates;

•	the terms, timing and receipt of regulatory approvals from applicable regulatory authorities;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for caplacizumab or any other product candidate that we may develop in the future, if approved.

Any of these variables with respect to the development of caplacizumab or any other product candidate that we may develop could result in a significant change in the costs and timing associated with, and the viability of, the development of such product candidates. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct pre-clinical studies or clinical trials beyond those we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrolment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs and the viability of the product candidate in question could be adversely affected.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses relating to salaries and related costs for personnel, including share-based compensation, of our employees in executive, finance, commercial, business development and other support functions, consulting fees relating to professional fees for accounting, business development, IT, audit and legal services and investor relations costs, board expenses consisting of directors’ fees, travel expenses and share-based compensation for non-executive board members, allocated facilities costs and other general and administrative expenses, including software maintenance, insurance, travel and other administrative costs.

We expect our general and administrative expenses to increase as we are preparing the commercialization of caplacizumab and as we prepare to become and operate as a public company in the United States. Such costs include increases in our finance, legal and commercialization personnel, additional external legal and audit fees, and expenses and costs associated with compliance with the regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function.

Net financial result

The net financial result comprises finance income/expenses resulting from a decrease/increase in the fair value of the derivative associated with the Bonds (following a decrease/increase in our share price at year-end compared to that at the previous year-end), and finance costs, mainly related to the amortization of the debt component of the Bonds. Financial income also includes interest earned on cash, other investments, restricted cash and deposits.

The net financial result also includes exchange rate gains (losses) related to transactions denominated in foreign currencies, mainly in U.S. dollar and British pounds.

Income taxes

We have a history of losses. We expect to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform. Consequently, we do not have any deferred tax asset on our statement of financial position.

Results of Operations

Comparison of Years Ended December 31, 2016 and 2015

	Years ended December 31,
(in thousands; except share and per share information)	2016	2015
Revenue	€84,773	€76,761
Grant income	414	779

Total revenue and grant income	85,187	77,540
Research and development expenses	(100,315)	(83,084)
General and administrative expenses	(13,472)	(11,411)

Operating loss	(28,600)	(16,955)
Financial income	34,761	1,768
Financial expenses	(7,248)	(39,360)

Loss before taxes	€(1,087)	€(54,547)
Income taxes	0	0

Loss for the period	(1,087)	(54,547)
Other comprehensive income	0	0

Total comprehensive loss	€(1,087)	€(54,547)

Basic	(0.02)	(1.00)
Diluted loss per share	(0.43)	(1.00)
Weighted average number of shares(1)	58,499,545	54,382,147

(1)	See Note 3 in the notes to our financial statements appearing at the end of this prospectus for a description of the method used to calculate basic and diluted net loss per share.

Revenue and grant income

	Years ended December 31,
(in thousands)	2016	2015
Upfront fees	€52,311	€58,559
Research and development service fees	13,875	14,403
Milestone payments	18,400	3,500
License fees & other revenue	187	299
Grant income	414	779

Total revenue and grant income	€85,187	€77,540

Our revenue and grant income increased by €7.6 million for the year ended December 31, 2016 to €85.2 million, compared to €77.5 million for the year ended December 31, 2015. The increase in revenue was primarily related to an increase of €14.9 million in milestone payments for the year ended December 31, 2016, mainly resulting from two €8.0 million milestone payments received under the agreement with B.I. as a result of the initiation of two Phase I trials, partially offset by a decrease of recognized upfront fees of €6.3 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. The recognition of upfront fees decreased €6.3 million in the year ended December 31, 2016 to €52.3 million, from €58.6 million for the year ended December 31, 2015. Upfront fees recognized in the year ended December 31, 2016 were primarily related to the revenue recognition of payments from AbbVie and Merck for an amount of €37.8 million and €10.2 million, respectively. Upfront fees recognized in the year ended December 31, 2015 were primarily related to payments from AbbVie and Merck for an amount of €42.5 million and €9.2 million, respectively.

Research and development expenses

	Years ended December 31,
(in thousands)	2016	2015
Consumables	€5,916	€4,448
Outsourcing	65,925	53,897
Patent costs	2,134	2,177
Employee expenses	26,707	22,799
Share-based compensation expense	808	751
Other operating expenses	5,825	5,281
Reduction withholding tax for scientists	(3,702)	(3,381)
Research and development incentives	(5,078)	(3,873)

Subtotal	€98,535	€82,099
Depreciation and amortization expenses	1,780	985

Total research and development expenses	€100,315	€83,084

Our research and development expenses totaled €100.3 million and €83.1 million for the years ended December 31, 2016 and 2015, respectively. The increase of €3.6 million in personnel related expenditure for the year ended December 31, 2016 compared to the year ended December 31, 2015 was principally related to costs of additional research and development personnel. For the period ending December 31, 2016, we employed an average of 321 full time employees within research and development compared to 284 full time employees on December 31, 2015.

Our external research and development expenses (outsourcing) for the year ended December 31, 2016 totaled €65.9 million, compared to €53.9 million for the year ended December 31, 2015. This increase was primarily related to higher costs of clinical trials for our late-stage wholly owned product candidates.

Together with the increase in overall research and development expenditure, our research and development incentives (tax credit) increased to €5.1 million for the year ended December 31, 2016 from €3.9 million for the year ended December 31, 2015.

General and administrative expenses

	Years ended December 31,
(in thousands)	2016	2015
Employee benefit expenses	€3,588	€3,091
Share-based compensation expense	1,764	1,069
Executive Committee compensation(1)	3,406	3,341
Consultancy	2,414	1,870
Other operating expenses	2,055	1,887
Reduction withholding tax for scientists	(220)	(204)
Subtotal	€13,007	€11,054

Depreciation and amortization expenses	466	357

Total general and administrative expenses	€13,473	€11,411

(1)	The Executive Committee consists of key management members and entities controlled by them.

Our general and administrative expenses totaled €13.5 million and €11.4 million for the years ended December 31, 2016 and 2015, respectively. The increase in our general and administrative expenses in the year ended December 31, 2016 was principally driven by pre-commercialization expenditure, mainly through external consultancy, for caplacizumab and higher share-based compensation expenses related to the grant of stock options to our employees and consultants. For the period ending December 31, 2016, we employed an average of 43 full time employees and on December 31, 2015 we employed 41 full time employees.

Net financial result

For the year ended December 31, 2016, our net financial income was €27.5 million compared to a net financial loss of €37.6 million for the year ended December 31, 2015.

The net financial income of €27.5 million consists of finance income of €34.7 million, resulting from a decrease in the fair value of the derivative associated with the Bonds, resulting from a decrease in our share price at year-end compared to that at the end of 2015), and finance costs of €7.2 million, mainly related to the amortization of the debt component of the Bonds.

Comparison of Six Months Ended June 30, 2017 and 2016

	Six months ended June 30,
(in thousands; except share and per share information)	2017	2016
Revenue	€34,665	€53,116
Grant income	45	391

Total revenue and grant income	34,710	53,507
Research and development expenses	(50,517)	(49,015)
General and administrative expenses	(8,950)	(6,516)

Operating loss	(24,757)	(2,024)
Financial income	3,124	28,387
Financial expenses	(3,691)	(3,535)

Profit/(Loss) before taxes	(25,324)	22,828
Income taxes	0	0

Profit/(Loss) for the period	(25,324)	22,828
Other comprehensive income	0	0

Total comprehensive income/(loss)	(25,324)	22,828

Basic gain/(loss) per share	(0.42)	0.41
Diluted loss per share	(0.42)	(0.03)
Weighted average number of shares(1)	61,018,945	55,327,730

See Note 3 in the notes to our annual financial statements appearing at the end of this prospectus for a description of the method used to calculate basic and diluted net loss per share.

Revenue and grant income

	Six months ended June 30,
(in thousands)	2017	2016
Upfront fees	€10,438	€29,696
Research and development service fees	6,671	6,832
Milestone payments	17,500	16,400
License fees & other revenue	55	188
Grant income	45	391

Total Revenue and grant income	€34,710	€53,507

Our revenue and grant income decreased by €18.8 million for the six months ended June 30, 2017 to €34.7 million, compared to €53.5 million for the six months ended June 30, 2016. The decrease in revenue was primarily related to a decrease of €19.3 million in recognized upfront fees for the six months ended June 30, 2017, mainly resulting from lower recognition of payments from AbbVie and Merck compared to the six months ended June 30, 2016, partially offset by €1.1 million in higher milestone payments. Upfront fees recognized in the six months ended June 30, 2017 were primarily related to payments from AbbVie and Merck for an amount of €7.9 million and €1.8 million, respectively. Upfront fees recognized in the six months ended June 30, 2016 were primarily related to payments from AbbVie and Merck for an amount of €21.9 million and €5.2 million, respectively.

Research and development expenses

	Six months ended June 30,
(in thousands)	2017	2016
Consumables	€2,931	€2,952
Outsourcing	30,431	32,031
Patent costs	1,207	936
Employee expenses	15,530	13,191
Share-based compensation expense	392	408
Other operating expenses	3,416	2,943
Reduction withholding tax for scientists	(2,040)	(1,837)
Research and development incentives	(2,568)	(2,277)

Subtotal	49,299	48,347
Depreciation and amortization expenses	1,218	668

Total research and development expenses	€50,517	€49,015

Our research and development expenses totaled €50.5 million and €49.0 million for the six months ended June 30, 2017 and 2016, respectively. The increase of €2.1million in personnel related expenditure for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was principally related to costs of additional research and development personnel. As of June 30, 2017, we employed 356 full time employees within research and development compared to 329 full time employees on June 30, 2016.

Our external research and development expenses (outsourcing) for the six months ended June 30, 2017 totaled €30.4 million, compared to €32.0 million for the six months ended June 30, 2016. This decrease was primarily related to lower costs of clinical trials for our late-stage wholly owned product candidates.

Together with the increase in overall research and development expenditure, our research and development incentives (tax credit) increased to €2.6 million for the six months ended June 30, 2017 from €2.3 million for the six months ended June 30, 2016.

General and administrative expenses

	Six months ended June 30,
(in thousands)	2017	2016
Employee expenses	€1,973	€1,840
Share-based compensation expense	898	899
Executive Committee compensation(1)	2,010	1,660
Consultancy	2,553	945
Other operating expenses	1,359	1,048
Reduction withholding tax for scientists	(78)	(93)

Subtotal	8,715	6,299
Depreciation and amortization expenses	235	217

Total general and administrative expenses	€8,950	€6,516

(1)	The Executive Committee consists of key management members and entities controlled by them.

Our general and administrative expenses totaled €9.0 million and €6.5 million for the six months ended June 30, 2017 and 2016, respectively. The increase in our general and administrative expenses in the six months ended June 30, 2017 was principally driven by pre-commercialization expenditure, mainly through external consultancy, for caplacizumab and pre-IPO costs. As of June 30, 2017, we employed 50 full time employees and on June 30, 2016 we employed 44 full time employees.

Net financial result

For the six months ended June 30, 2017, our net financial income was €(0.6) million compared to a net financial income of €24.9 million for the six months ended June 30, 2016.

The net financial income of €(0.6) million consists of finance income of €3.1 million, resulting from a decrease in the fair value of the derivative associated with the Bonds, and finance costs of €3.7 million, mainly related to the amortization of the debt component of the Bonds.

Liquidity and Capital Resources

Sources of Funds

Since our inception in 2001, we have invested most of our resources and efforts towards developing our proprietary Nanobody platform and identifying potential product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity securities and convertible debt securities, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, other investments, restricted cash and deposits. Through June 30, 2017, we have raised an aggregate of more than €350.0 million, including €85.2 million from our initial public offering on Euronext Brussels in 2007, €50.0 million from a follow-on public offering on Euronext in 2010, €147.4 million through private placements and €100.0 million through the placement of Bonds in 2015. In addition, we have received upfront payments, milestone payments and research and development service fees from our collaborators totaling €427.5 million as of June 30, 2017.

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. On June 30, 2017, we had a cash position, including cash, other investments, restricted cash and deposits of €204.5 million.

Our Bonds pay a coupon of 3.25% per annum, payable semi-annually in arrears on November 27th and May 27th of each year, beginning on November 27, 2015. The annual yield to maturity of the Bonds is 3.25%. The Bonds will mature on May 27, 2020. The Bonds are initially convertible into an aggregate of 7,733,952 ordinary shares, at a conversion price of €12.93 per ordinary share. The conversion ratio is subject to the adjustments set forth in the Bond.

The Bonds are redeemable upon the option of the Holder at any time until the close of the seventh close of business prior to the stated maturity date. Upon redemption of the bonds, we will have the option to deliver cash, ordinary shares or a combination thereof. We may redeem all, but not some, of the Bonds at any time (i) after June 17, 2018 and prior to the maturity date if the volume weighted average price of our ordinary shares is at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period or (ii) at least 85% of the original principal amount of the Bonds shall have been converted at the option of the holders. See “Description of Share Capital—Share Capital—Other Outstanding Securities”.

We have no other ongoing material financing commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than operating leases.

Cash Flows

The table below summarizes our cash flows for the years ended December 31, 2016 and 2015:

	As at December 31,		As at June 30,
(in thousands)	2016	2015	2017	2016
Net cash flows (used in) provided by operating activities	€(66,599)	€(68,960)	€(29,291)	€(17,190)
Net cash flows (used in) provided by investing activities	45,941	(39,678)	2,539	31,606
Net cash flows provided by financing activities	70,412	100,579	(214)	71,861
Net (decrease)/increase in cash and cash equivalents	49,754	(8,059)	(26,966)	86,277

Net Cash Flows Used In Operating Activities

Cash used in operating activities for the six months ended June 30, 2017 was €29.2 million, compared to €17.2 million for the six months ended June 30, 2016.

For the six months ended June 30, 2017, our operating expenditure amounted to €59.5 million compared to €55.5 million for the six months ended June 30, 2016. The increase in operating expenditure is primarily related to higher pre-commercialization expenditure for caplacizumab, pre-IPO costs and higher personnel related expenditure.

For the six months ended June 30, 2017, our research and development cash and grant income amounted to €24.8 million compared to €28.3 million for the six months ended June 30, 2016. The decrease is primarily related to lower upfront payments.

Cash used in operating activities for the year ended December 31, 2016 was €66.6 million, compared to €69.0 million for the year ended December 31, 2015.

For the year ended December 31, 2016, our operating expenditure amounted to €113.8 million compared to €94.5 million for the year ended December 31, 2015. The increase in operating expenditure is primarily related to higher costs of clinical trials for our late-stage wholly owned product candidates.

For the year ended December 31, 2016, our research and development cash and grant income amounted to €36.2 million compared to €24.8 million for the year ended December 31, 2015. The increase is primarily related to two €8.0 million milestone payments received in 2016 under the agreement with Boehringer Ingelheim as a result of two Phase I trial initiations.

Net Cash Flows (Used in)/from Investing Activities

Investing activities consist primarily of purchase of laboratory equipment and sale/(purchase) of short-term financial assets. Cash provided by investing activities was €2.5 million for the six months ended June 30, 2017, compared to cash provided by investing activities of €31.6 million for the six months ended June 30, 2016. The cash provided by investing activities for the six months ended June 30, 2017 primarily related to the €40.5 million sale of current financial assets, consisting of term deposits held in euro with banks with an original maturity exceeding one month, partially offset by the €36.5 million purchase of current financial assets and the €1.4 million purchase of property, plant and equipment. The cash provided by investing activities for the six months ended June 30, 2016 primarily corresponded to the €78.8 million sale of current financial assets, consisting of term deposits held in euro with banks with an original maturity exceeding one month, partially offset by the €45.1 million purchase of current financial assets and the €2.2 million purchase of property, plant and equipment.

Cash provided by investing activities was €45.9 million for the year ended December 31, 2016, compared to cash used in investing activities of €39.7 million for the year ended December 31, 2015. The cash provided by investing activities for the year ended December 31, 2016 primarily related to the €73.3 million purchase of current financial assets, consisting of term deposits held in euro with banks with an original maturity exceeding one month and the €2.9 million purchase of property, plant and equipment, partially offset by the €123.9 million sale of current financial assets. The cash used in investing activities for the year ended December 31, 2015 primarily corresponded to more purchases than sales of financial assets, consisting of term deposits held in euro with banks with an original maturity exceeding one month.

Net Cash Flows from Financing Activities

Financing activities consist of net proceeds from the issue of ordinary shares (net of share issue costs), proceeds from exercise of warrants, interest paid on convertible bonds and repayment of borrowings. The cash used in financing activities was €0.2 million for the six months ended June 30, 2017, compared to cash provided by financing activities of €71.9 million for the six months ended June 30, 2016. The decrease for the six months ended June 30, 2017 was attributed to €71.4 million lower proceeds from issuance of ordinary shares (net of share issue costs) compared to the six months ended June 30, 2016.

Financing activities consist of net proceeds from the issue of ordinary shares (net of share issue costs), proceeds from exercise of warrants, proceeds from issuance of convertible bonds (net of transaction costs) for the year ended December 31, 2015, interest paid on convertible bonds and repayment of borrowings. The cash provided by financing activities was €70.4 million for the year ended December 31, 2016, compared to €100.6 million for the year ended December 31, 2015. The decrease for the year ended December 31, 2016 was attributed to lower net proceeds raised from the sale of our securities in the year ended December 31, 2016, compared to the net proceeds from the issue of convertible bonds in the year ending December 31, 2015.

Operating and Capital Expenditure Requirements

We have never achieved profitability. As of December 31, 2016 and June 30, 2017, we had accumulated losses of €263.4 million and €288.7 million, respectively. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts, seek to obtain regulatory approval for our product candidates and start the commercialization of caplacizumab.

In the opinion of the Company, the working capital available to it on the date hereof is sufficient to continue the Company’s operations, as planned, for the next 12 months following the date of this prospectus. Because of the numerous risks and uncertainties associated with the development of caplacizumab, ALX-0171, vobarilizumab, early-stage clinical programs and our pre-clinical programs and because the extent to which we may enter into collaborations with third parties for development of these product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for caplacizumab, ALX-0171, vobarilizumab, our early-stage clinical programs and our pre-clinical programs will depend on many factors, including:

•	our ability to successfully commercialize caplacizumab, if approved for commercial sale;

•	the progress, timing and completion of pre-clinical testing and clinical trials for our current or any future product candidates;

•	the maintenance of our existing collaboration agreements and the entry into new collaboration agreements;

•	our ability to reach milestones under our existing collaboration arrangements;

•	the number of potential new product candidates we identify and decide to develop;

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current and future product candidates;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third-parties;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;

•	selling and marketing activities undertaken in connection with the potential commercialization of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved.

Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The table below summarizes our contractual obligations at December 31, 2016.

	Payments due by Period
	Total	Less than 1 year	2–5 years
(in thousands)
Operating lease commitments	€16,451	€3,853	€12,598
Purchase obligations	€52,873	€32,998	€19,875

We have entered into numerous agreements with universities, medical centers and external researchers for research and development work and for the validation of our technology and products. These agreements typically have durations of one to three years. We must pay fixed and variable fees to these collaborators, who, in exchange, grant us access and rights to the results of the work performed by them.

The purchase obligations relate to signed contracts for outsourced research and development activities.

We lease our main office and laboratory space, which is located in Ghent/Zwijnaarde, Belgium, and which consists of approximately 8,800 square meters. The lease is fixed until 2019 and after this period both parties are entitled to terminate the agreement with a notice period of a minimum of two years. We were granted by KBC Bank NV a credit commitment of €1.6 million for the guarantee clause, which is mentioned in the contract.

In 2017, we also extended our lease agreement with Incubatie- en Innovatiecentrum Universiteit Gent NV, or IIC UGent, for a storage space of 42 square meters in Ghent/Zwijnaarde, Belgium. This lease agreement is for a period of three years, commencing on March 1, 2017. We can terminate the lease agreement after the one year anniversary of the lease commencement date upon two months’ notice. If we terminate the lease, we are required to pay three months rent as a termination fee. IIC UGent can terminate the lease under certain conditions, including our gross negligence, upon two months’ notice.

We lease an additional 970 square meters of laboratory and office space also in Ghent/Zwijnaarde, Belgium. The lease for this facility expires in 2021, after which we have the option to extend. The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

We have received various governmental grants that may need to be repaid if certain conditions related to these grants are not met. We believe that it is uncertain whether we will be required to repay these grants and, accordingly, have not included them in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to a variety of financial risks, including interest rate risk and foreign exchange risk.

Interest Rate Risk

We have a significant interest-bearing liability related to the private placement of €100.0 million senior unsecured bonds with a 3.25% coupon rate and a conversion price of €12.93. We do not have any floating rate financial instruments. We are currently not exposed to significant interest rate risk. Given the short-term nature of these investments, the sensitivity towards interest rate fluctuations is deemed not to be significant. Therefore, the effect of an increase or decrease in interest rates would only have an immaterial effect on our financial results.

Foreign Exchange Risk

We undertake transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Our functional currency is the euro and the majority of our operating expenses are paid in euro, but we also receive payments from our main business partners in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, British pounds and the euro. We currently do not seek to hedge this exposure to fluctuations in exchange rates.

As of June 30, 2017, if the euro had weakened 10% against the pound and strengthened 10% against the U.S. dollar with all other variables held constant, the loss for the period would have been €81,597 lower. Conversely, if the euro had strengthened 10% against the pound and weakened 10% against the U.S. dollar with all other variables held constant, the loss of the period would have been €147,752 higher.

Critical Accounting Policies and Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following elements are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Convertible Bond

We determine the fair value of the share conversion option (i.e., the derivative instrument embedded in our convertible bond) at each reporting date. The fair value of the share conversion option is the difference between the fair value of the convertible bond as a whole and the fair value of the host debt instrument. We receive estimates of the fair value of the convertible bond and the host debt instrument from a reputable data provider.

Revenue Recognition

Evaluating the criteria for revenue recognition with respect to our collaboration agreements requires management’s judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue in accordance with International Accounting Standard 18. In particular, such judgments are made with respect to determination of the nature of transactions, whether simultaneous transactions shall be considered as one or more revenue-generating transactions, and allocation of the contractual price (upfront and milestone payments in connection with a collaboration agreement) to several elements included in an agreement. All of our revenue-generating transactions have been subject to such evaluation by management.

We generate revenue under our collaboration agreements and recognize this revenue as follows:

Upfront Payments

Non-refundable upfront fees for access to prior research results and databases are recognized when earned, if we have no continuing performance obligations and all conditions and obligations are fulfilled (this means after the delivery of the required information). If we have continuing performance obligations towards the client (i.e. continuing involvement), the upfront fee received is deferred and recognized over the estimated period of involvement, based on the costs incurred under the related project (with adjustment to the actual performance period at the end of the contract or at the actual termination date). Periodically we reassess the estimated time and cost to complete the project phase and adjust the period over which the revenue is deferred accordingly.

Milestone Payments

Revenue associated with performance milestones is recognized based upon the achievement of the milestone event if the event is substantive, objectively determinable and represents an important point in the development life cycle of the product candidate.

Research and Development Services Fees

Research and development service fees are recognized as revenue over the life of the research agreement as the required services are provided and costs are incurred. These services are usually in the form of a defined number of FTEs at a specified rate per FTE.

Research and Development Incentives

We accounted for a total tax receivable of €19.5 million following a research and development incentive scheme in Belgium under which the tax can be refunded after five years if not offset against taxable basis over that period. The research and development incentives are recorded net against the relating research and development expenses in the statement of comprehensive income.

We expect to receive this amount progressively over 5 years. €1.2 million was refunded in 2016 and €1.9 million was refunded in the six months ended June 30, 2017. We expect the remaining amount of €17.6 million in the following years.

The collection of the outstanding non-current research and development tax credit receivable remains dependent upon the completeness of the necessary formalities and the quality of the documentation available to support tax credit claimed. Tax legislation in Belgium might also change over time.

Share-Based Compensation

We used the Black & Scholes model for share-based compensation calculation purposes and based the volatility parameter on the volatility of our ordinary shares. Rotation of employees as a parameter for share-based compensation calculations is considered to be limited.

Below is an overview of the parameters used in relation to the options granted from January 1, 2016 through June 30, 2017:

Number of options granted	527,061
Average fair value of options	€5.11
Share price	€12.60
Exercise price	€12.33
Expected volatility	39.06%
Maturity at valuation date	7 years
Risk-free interest rate	0.21%
Expected dividends	0%

The grant date fair value of the options in the above table is estimated using the following assumptions:

•	The expected volatility corresponds to the calculated annual volatility of our ordinary shares since our initial public offering on Euronext Brussels on November 7, 2007 until the date of grant of the options.

•	Maturity at valuation date is 7 years.

•	Risk-free interest rate equals the Belgium 7-Year Bond Yield at the date of grant.

•	Expected dividends is considered 0% as we have no plan for distributing dividends and have no history of distributing dividends to shareholders.

The total share-based compensation expense recognized in the statement of profit and loss and other comprehensive income was €2.6 million for the year ended December 31, 2016 and €1.8 million for the year ended December 31, 2015.

Deferred Income Tax

We have unused tax loss carry forwards, without expiry date of €242.1 million for the year ending December 31, 2016. This, combined with the other temporary differences, results in a net deferred tax asset position. We have accounted for a total research and development tax credit receivable of €19.5 million in accordance with Belgium’s tax incentive scheme under which the tax incentive can be refunded after five years if not offset against taxable basis over that period. These research and development incentives are recorded net against the relating research and development expense in our statement of comprehensive income. We expect to receive the entire amount progressively over five years. Due to the uncertainty surrounding our ability to realize taxable profits in the near future, we have not recognized any deferred tax assets.

JOBS Act Transition Period

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to rely on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of the global offering. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

We are a late-stage clinical biopharmaceutical company utilizing our proprietary Nanobody platform to develop treatments for a broad range of therapeutic indications with an unmet medical need. We believe that Nanobodies represent a leading next generation protein therapeutic technology. We have more than 45 proprietary and partnered Nanobody programs across a range of therapeutic indications including: hematology, inflammation, infectious disease, autoimmune disease, oncology and immuno-oncology. We employ a hybrid business model whereby we pursue our wholly owned programs through to commercialization or key value inflection points while also working with pharmaceutical partners on programs in areas where they bring specific disease expertise and resources. Our lead, wholly owned product candidate, caplacizumab, for the treatment of acquired thrombotic thrombocytopenic purpura, or aTTP, is currently undergoing regulatory review in Europe, and we recently announced positive top line results from a Phase III trial with caplacizumab in October 2017. Submission of a Biologics License Application for caplacizumab in the United States is planned in the first half of 2018 and we received Fast Track Designation from the FDA for caplacizumab in July 2017. Our wholly owned and partnered product pipeline includes three other Nanobody-based product candidates at the Phase II stage of development and four at the Phase I stage of development, and we and our partners are currently planning to initiate Phase I trials for multiple other product candidates over the next few years.

Our most advanced wholly owned product candidate is caplacizumab for the treatment of aTTP, which is a rare, potentially fatal, blood clotting disorder, with an aggregate of 7,500 episodes estimated to occur each year in North America, Europe and Japan. We first communicated the results from our worldwide Phase II trial of caplacizumab in aTTP patients in 2014, and based on these encouraging data, we submitted a Marketing Authorization Application, or MAA, for caplacizumab in this indication to the European Medicines Agency, or EMA, in February 2017. We recently announced positive top line results from a 145 patient Phase III worldwide clinical trial of caplacizumab for the treatment of aTTP, and we expect these data will drive the registration process for caplacizumab in both Europe and the United States. Our second most advanced wholly owned product candidate is ALX-0171 for the treatment of respiratory syncytial virus, or RSV. We commenced a Phase IIb trial in 180 hospitalized infants in January 2017 and expect top line results in the second half of 2018. A third partnered Nanobody-based asset in Phase II trials is vobarilizumab for the treatment of rheumatoid arthritis, or RA, as well as for the treatment of systemic lupus erythematosus, or SLE. We have completed two Phase IIb clinical trials in approximately 600 RA patients and have had end-of-Phase II meetings with the U.S. Food and Drug Administration, or FDA, and EMA. We are also currently conducting a Phase II trial with vobarilizumab in 312 patients with SLE and expect top line results in the first half of 2018.

There are numerous potential therapeutic applications for our Nanobody technology. We are using our platform to advance wholly owned and partnered programs in areas which have an unmet medical need and where we believe there is a particular advantage in using our Nanobody technology. We have partnered strategically to maximize the breadth of our product pipeline. Our partnering strategy has allowed us to leverage the specific disease-area expertise of our collaborators, obtain significant funding to help build and advance our Nanobody product pipeline and further validate our technology platform. We currently have collaborations with nine pharmaceutical partners covering a broad range of clinical and pre-clinical programs. To date, we have received an aggregate of €453.5 million in upfront, full time equivalent, or FTE, and milestone payments from these collaborators and are eligible to receive more than €10.6 billion in additional milestone payments, plus sales royalties, subject to the achievement of clinical milestones, regulatory approvals, and other specified conditions.

Nanobodies are a class of novel therapeutic proteins that are based on the smallest functional fragments of “heavy-chain only” antibodies, which occur naturally in the Camelidae family, including llamas and alpacas. We believe that Nanobody-based product candidates combine many of the benefits of conventional monoclonal antibodies, or mAbs, with some of the advantages of small molecule drugs.

Traditional small molecule drugs have several favorable characteristics for drug development, including being generally stable, relatively easy to manufacture and capable of being administered through multiple routes;

however, they tend to bind off-target, resulting in unwanted side-effects, and require long lead times for optimization to improve efficacy. mAbs have been developed which exhibit high affinities and are very specific for a particular target, thereby addressing some of the key deficiencies of small molecules as therapeutic candidates. However, the application of mAbs has been limited by several factors, including their large and complex structures, their relative lack of stability, which generally limits their mode of administration to either intravenous or subcutaneous injections, and their expensive manufacturing processes.

We believe Nanobody technology has the potential to provide the foundation for the next generation of biologics, combining some of the most important advantages of mAbs and small molecules, as well as offering some unique features. Nanobodies have similar affinities and specificities to mAbs but they are much smaller and more stable with the additional advantages of being able to be delivered via multiple administration routes and capable of being produced in a simple microbial fermentation. Our Nanobody technology allows us to rapidly develop binders to a broad range of targets, including challenging and complex proteins such as G-protein coupled receptors, or GPCRs, and ion channels, as well as to develop multi-functional molecules. We are also able to modulate the half-life of a Nanobody product candidate to optimize treatment for the indication being pursued. To date, we have generated Nanobodies against more than 150 potential disease targets, have shown proof-of-concept in more than 50 animal disease models and we have administered Nanobodies to over 2,000 patients and volunteers with encouraging safety and efficacy data.

Our Nanobody product pipeline is outlined below:

We have assembled a team of over 400 highly qualified employees. We believe that we have the necessary research and development capabilities to successfully advance our wholly owned and partnered programs, and the business development skills to strategically engage with pharmaceutical collaborators. We are also actively expanding our commercial team in anticipation of regulatory approval of caplacizumab. The current commercial team has worked on the launch of more than 25 medicines over the last 25 years, on a national, regional and global level. Members of our Board of Directors and Executive Management Team have significant experience in the life sciences industry and have previously served at companies including GlaxoSmithKline plc, Merck & Co., Inc., Roche, UCB SA, Celltech Group plc and Swedish Orphan Biovitrum AB.

Our Competitive Strengths

We believe that the combination of our technologies, expertise and business strategy will allow us to deliver impactful therapies to patients suffering from a broad range of diseases. Our competitive strengths include:

•	A wholly owned, lead product candidate undergoing regulatory review in Europe based on Phase II trial results and with recently announced positive top line Phase III results. Caplacizumab is our first-in-class product candidate for the treatment of aTTP. In 2014, we reported results from a Phase II trial of caplacizumab involving 75 aTTP patients, which we refer to as the TITAN trial. Treatment with caplacizumab resulted in a 39% reduction in time to platelet count response compared to placebo and a 71% reduction in aTTP exacerbations when compared to placebo. Based on these results, we submitted a MAA to the EMA in February 2017. In October 2017, we announced positive top line results from a Phase III multinational, randomized, double-blind, placebo-controlled trial, which we refer to as the HERCULES trial, of caplacizumab in 145 aTTP patients. In this trial, treatment with caplacizumab resulted in a statistically significant reduction in time to platelet count response. At any given time patients treated with caplacizumab are 50% more likely to achieve platelet count response. In addition, there was a 74% relative reduction in the percentage of patients with aTTP-related death, a recurrence of aTTP or at least one major thromboembolic event during the trial period and a 67% relative reduction in the percentage of patients with an aTTP recurrence during the overall trial period. We expect these data to support the MAA review process and a Biologics License Application, or BLA, in the United States, which we currently expect to file in the first half of 2018. We received Fast Track Designation from the FDA for caplacizumab in July 2017. We plan to launch caplacizumab ourselves in Europe in the second half of 2018 and in the United States in the first half of 2019, assuming regulatory approval. If approved, caplacizumab would be the first pharmaceutical specifically indicated for the treatment of aTTP, and we estimate the total market opportunity in North America, Europe and Japan to be in excess of €800.0 million, based on the yearly incidence rate of aTTP in those markets. We have received orphan drug designation for caplacizumab from the FDA and EMA and we have issued patents covering caplacizumab that will expire in Europe in 2034 and in the United States in 2026. In addition, we have filed patent applications in various jurisdictions covering caplacizumab, which, if granted would be expected to expire in 2035.

•	A second, wholly owned clinical product candidate, ALX-0171, in a Phase IIb trial. ALX-0171, our second most advanced wholly owned product candidate, utilizes an advantage of Nanobodies over mAbs in that the former can be nebulized, and therefore be administered by inhalation, while retaining their biological activity. The safety and tolerability of ALX-0171 were evaluated in a first-in-infant Phase I/IIa trial in 53 hospitalized RSV-infected infants, aged one to twenty-four months, in multiple clinical centers in Europe and the Asia-Pacific region. The trial met its primary endpoint, demonstrating the favorable safety and tolerability profile of ALX-0171, with no treatment-related serious adverse events reported. Treatment with inhaled ALX-0171 had a rapid impact on viral replication and also reduced viral load, as compared to placebo. There was also an encouraging initial indication of a therapeutic effect. In January 2017, the first patient was dosed in the Phase IIb trial of ALX-0171 in 180 infants hospitalized with a RSV infection, which we refer to as the RESPIRE trial, and top line data from this study are expected to be available in the second half of 2018. With only one drug treatment currently indicated for RSV in infants, and with this product not being widely adopted, we believe there is a greater than €1.0 billion opportunity for an effective RSV therapeutic in North America, Europe and Japan, in the aggregate. We have patent protection on ALX-0171 in the United States that will expire in 2030. In addition, we have filed patent applications in various jurisdictions covering ALX-0171, which, if granted, would be expected to expire in 2037.

•	A balanced risk approach, with more than 45 wholly owned and partnered programs. We have built a broad pipeline by developing our wholly owned programs, while also entering into strategic collaborations. This approach has allowed us to recover the cost of some of our discovery and development programs from our partners and allows us to pursue additional indications ourselves. Our Nanobody pipeline covers a broad range of therapeutic areas including hematology, inflammation, infectious disease, autoimmune disease, oncology and immuno-oncology.

•	Broadly applicable technology with advantages over many other platforms. Our Nanobody technology has several key features which we believe increase its potentially successful applicability across a variety of therapeutic indications:

•	Extensive pre-clinical and clinical validation with encouraging efficacy and safety data: Although our Nanobody technology is relatively new compared to classic antibody technology, we have accumulated extensive pre-clinical and clinical experience with Nanobodies which have now been administered to more than 2,000 volunteers and patients, with encouraging efficacy and safety data.

•	Highly effective across a broad range of targets: To date, we have been able to develop functionally binding Nanobodies for every protein class we have worked on, including GPCRs and ion channels, which have proved particularly challenging for other technology platforms.

•	Ability to engineer substantial increases in potency and multiple modes of action—“Mix and Match” formatting: Nanobodies can be easily linked together to generate multi-valents (the same Nanobody linked together) and multi-specifics (Nanobodies to different targets linked together). Multi-valents allow us to rapidly increase the potency of our product candidates as a result of increased avidity; multi-specifics combine different mechanisms of action in one molecule for an enhanced therapeutic effect.

•	Differentiated efficacy and safety profile: Nanobodies have a unique physical structure and do not have an Fc domain. The result is that they can have differentiated efficacy and safety profiles compared to mAbs to the same target which may then give rise to important clinical benefits.

•	Ability to modulate half-life: We are able to create Nanobodies with physiological half-lives from just a few hours to several weeks, allowing us to target both acute and chronic indications.

•	Multiple administration routes: As a result of their physical properties, Nanobodies can potentially be administered using a number of additional routes, including inhalation, orally and topically. This provides Nanobodies with a key advantage over mAbs which are typically limited in their modes of administration to intravenous and subcutaneous injection.

•	Ease and flexibility of manufacture: In contrast to mAbs, Nanobodies can be produced at high expression levels in simple micro-organisms such as E. coli or yeast, although like mAbs, they can also be produced in mammalian cell systems, which are often used for large-scale production of biologicals by pharmaceutical companies.

•	Multiple collaborations with strategic partners with the potential for us to receive more than €10.6 billion in future milestone payments. We currently have nine pharmaceutical partners: AbbVie Inc., Boehringer Ingelheim, Eddingpharm, Merck & Co., Inc., Merck KGaA, Novartis Pharma AG, Novo Nordisk A/S, Taisho Pharmaceutical Co. and Sanofi S.A. Some collaborations, such as those with AbbVie and Taisho, involve us identifying programs ourselves, taking them through pre-clinical and clinical development and then entering into a licensing agreement with a partner who is subsequently responsible for the completion of clinical development and the commercialization of the product. Other collaborations are early discovery partnerships, such as those with Boehringer Ingelheim and Merck & Co., Inc., where we agree on protein targets with the partner and then generate and characterize Nanobodies against these targets before transferring them to the partner for further development and commercialization. We believe that our collaborations with leading pharmaceutical companies validate the potential of our technology. To date, we have received a total of €453.5 million in upfront, FTE, and milestone payments as part of our collaborations and have the potential to receive more than €10.6 billion in additional milestone payments, plus sales royalties, subject to the achievement of clinical milestones, regulatory approvals, and other specified conditions.

•	Intellectual property portfolio protecting product candidates as well as various aspects of our Nanobody platform. Our accumulated pre-clinical and clinical experience with Nanobodies has allowed us to establish an intellectual property portfolio that currently has more than 50 issued U.S. patents, more than 180 issued foreign patents, and over 400 U.S. and foreign patent applications, in more than 100 patent families. Our two lead wholly owned product candidates, caplacizumab and ALX-0171, are expected to have patent protection that will expire in 2035 and 2037, respectively, assuming that the patent applications we have filed for such product candidates are granted. The patents and patent applications within our intellectual property portfolio include claims directed to the composition-of-matter of our product candidates and their methods of use, as well as various aspects of the Nanobody platform that are used to generate, optimize and manufacture product candidates. The patents and patent applications within our intellectual property portfolio include claims directed to the composition-of-matter of our product candidates and their methods of use, as well as various aspects of the Nanobody platform that are used to generate, optimize and manufacture product candidates.

Our Strategy

In order to maximize the value of our Nanobody platform, we plan to:

•	Create a fully integrated biopharmaceutical company. Our vision is to be a biopharmaceutical company with end-to-end capabilities in research, development and commercialization. We intend to commercialize product candidates on our own where we believe the target market can be addressed with a relatively small and specialized salesforce strategy, otherwise we will evaluate potential partnerships at key inflection points. We believe that this approach will allow us to maximize the potential value of our Nanobody platform and the product candidates we generate from it.

•	Obtain registration for caplacizumab in the treatment of aTTP and commercialize the product ourselves in the major European markets and North America. We have filed a MAA in Europe for the use of caplacizumab in the treatment of aTTP based on our Phase II TITAN clinical data. We intend to use the data from the Phase III HERCULES trial, which we reported in October 2017, to support the MAA filing and to provide the basis of a BLA filing in the United States in the first half of 2018. Assuming we are successful with our registration applications, our intent is to commercialize caplacizumab ourselves in North America and Europe with the support of a Contract Sales Organization, or CSO, while commercializing in Japan with a pharmaceutical partner, and in other geographies with specialized local distributors. In anticipation of regulatory approval, we have begun to build the necessary internal commercial infrastructure by appointing a Chief Commercial Officer and establishing a supporting team. In addition, we have already hired the first Medical Science Liaisons for France, Germany and the United Kingdom, and we are in advanced negotiations with our preferred CSO. We expect a regulatory decision in Europe in the second half of 2018, and if approved, the first sales would be expected in Germany shortly afterwards. In the United States, a regulatory decision is anticipated in the first half of 2019, and if approved, sales in the United States would occur shortly thereafter.

•	Advance our wholly owned product candidate, ALX-0171, through the Phase IIb RESPIRE trial in infants and in parallel investigate the use of ALX-0171 in hematopoietic stem cell transplant, or HSCT, patients who have contracted RSV. Seek to secure a partner after the results of the RESPIRE trial. We are conducting a 180 patient worldwide Phase IIb trial of ALX-0171 in infants hospitalized with a RSV infection. This trial began in January 2017 and is expected to produce top line data in the second half of 2018. If this trial is successful, we plan to explore partnering options and potentially collaborate with a pharmaceutical company to support commencement of a Phase III trial in infants hospitalized with RSV and explore the use of ALX-0171 in primary healthcare for RSV-infected infants and the elderly, as well as hospitalized elderly with RSV. We plan to also commence a Japanese trial in RSV-infected infants in 2018. In addition, we are planning to start a trial of ALX-0171 in the first half of 2018 in patients who have undergone HSCT and who have contracted RSV.

•	Evaluate the development options for vobarilizumab upon the outcome of our SLE trial. In July and August 2016, we released encouraging efficacy data from two Phase IIb trials (monotherapy and combination studies) of vobarilizumab in a total of approximately 600 RA patients. Under an agreement signed with AbbVie in 2013, AbbVie had an opt-in right at the time of the RA results to license vobarilizumab in exchange for milestone payments and royalties. AbbVie chose to not exercise that opt-in right. We are completing a Phase II trial of vobarilizumab in 312 SLE patients with data expected in the first half of 2018. AbbVie will have another opt-in right to license vobarilizumab at the time the data from the SLE trial become available, upon payment of $25.0 million. If AbbVie exercises this right, it will also have an obligation to use commercially reasonable efforts to advance vobarilizumab in RA. If AbbVie does not opt-in at this next opportunity then all rights to vobarilizumab revert unencumbered to us.

•	Focus our internal proprietary discovery and development activities on therapeutic targets where Nanobodies have the potential for clear and promotable advantages over other technologies. We plan to use the characteristics of our platform technology, such as our “mix and match” formatting capabilities and the ability to administer our product candidates using multiple routes of administration, to pursue targets and indications where other technologies have not provided satisfactory solutions. These targets also include GPCRs and ion channels, which have proven to be difficult protein classes for which to develop viable product candidates using other technologies.

•	Selectively leverage our technology platform to secure strategic collaborations to create additional value. Given the numerous potential therapeutic applications for Nanobodies, in addition to our proprietary programs, we have also strategically partnered with leading pharmaceutical companies, which has enabled us to access their specific disease-area expertise, capabilities and resources. This has also allowed us to recover the cost of some of our discovery and development programs and to broaden the indications we can pursue with Nanobodies, which would otherwise be outside our current capabilities. We expect to continue this collaborative strategy, focusing on the quality of the partnerships and the value they create for our pipeline. We also have, and will continue to, seek to identify external technologies which we believe can be combined with our Nanobody technology to improve its capabilities and address additional indications.

Our Technology Platform

Background

The pharmaceutical industry originally developed drugs based on the use of small synthetic organic molecules with molecular weights in the range of 300-500 Daltons. Several characteristics of small molecules, including their stability, ease of manufacturing and ability to be delivered through multiple routes of administration, have allowed their broad application to a wide range of biological targets and disease indications. The majority of pharmaceutical products currently marketed are small molecules. Despite their widespread use, small molecules have some key disadvantages, including off-target binding which results in unwanted side-effects and the requirement for lengthy lead optimization to improve their affinity and selectivity.

The limitations of small molecule drugs was a driver in efforts to develop other types of therapeutic molecules. As part of their natural defense system against pathogens and tumor cells, the immune system of vertebrates naturally produces molecules called antibodies, which are very specific and have high affinities to a particular target. In the 1970s, technology was developed to produce mAbs, which evolved to create potential drug candidates to start to address the shortcomings of small molecules. mAbs have been a growing segment of the pharmaceutical industry and accounted for 10% of global pharmaceutical sales in 2016. More than 50 mAbs have been approved to treat a variety of diseases, including cancer, inflammation, auto-immune diseases and infectious diseases. The sales growth of mAbs is outpacing that of small molecule drugs by a factor of nearly eight, and mAbs are expected to have nearly $125.0 billion in annual sales by 2020.

Despite their considerable commercial success, mAbs still have some significant limitations when compared to small molecules. mAbs are large (approximately 150,000 Daltons), which restricts their ability to be developed for some biological targets. mAbs have complex structures which makes rapid development of multi-valent and multi-specific drugs challenging. They are also relatively unstable compared to small molecules, which has generally limited administration routes to intravenous or subcutaneous injection. In addition, mAbs are difficult and expensive to manufacture. These limitations have created a demand to identify the next generation of therapeutics which would ideally combine the advantages of small molecules with the beneficial characteristics of mAbs.

We believe that Nanobodies have the potential to be a leading next generation protein therapeutic technology platform. They have similar specificities and affinities as mAbs and, because they are derived from naturally occurring single domain-binding structures, they also have a number of biophysical properties which make them particularly well-suited for drug development, including their stability, solubility and ease of manufacture.

Monoclonal antibodies

Antibodies are Y-shaped proteins used by the immune system to target and clear foreign bodies, including pathogens, such as bacteria and viruses, and tumor cells. Antibodies are composed of two structurally independent parts, the variable domain, or V-domain, and the constant domain, or Fc, domain. Antibodies are composed of two heavy and two light chains that combine to form the structure of a conventional antibody. There are V-domains at the tip of both the heavy and light chain that together are responsible for targeting a specific antibody to an antigen and are different for every type of antibody. The Fc domain does not interact with antigens, but rather interacts with components of the immune system through a variety of receptors on immune and other cells. These interactions allow antibodies to regulate the immune response and levels of cell-killing ability, or cytotoxicity, as well as their persistence in circulation and tissues. Fc domains are the same and interchangeable from antibody to antibody. In mounting an immune response to a foreign body or antigen, the immune system generates a wide panel of antibodies that bind to the antigen and which all differ slightly in their V-domains. A particular mAb originates from a single antibody clone and mAbs form the basis for the vast majority of antibody-based drugs.

Description of Nanobodies

The basis for Nanobody technology was originally discovered at the Free University of Brussels, Belgium. The patents covering the technology were based on the observation that Camelidae, the animal family which includes camels, llamas and alpacas, in addition to generating conventional antibodies, also possess antibodies that lack light chains, but still have the full antigen-binding capacity of conventional antibodies. In these “heavy-chain only” antibodies, antigen binding occurs through a single variable domain (VHH), which is the smallest functional fragment of a naturally occurring heavy-chain antibody. Due to their unique structure, Nanobodies have several inherent advantages over conventional antibodies that can be used to potentially create differentiated product candidates. Because of this, there has been considerable academic and industry-based research into VHH domains and Nanobodies over the last 25 years as illustrated by more than 1,200 peer-reviewed related scientific publications. This research activity supports our belief that the Nanobody technology platform is well-validated.

The figure above is a schematic representation of conventional antibodies (left) and “heavy-chain only” antibodies (right).

Our Nanobody Technology Platform

Despite being based on a relatively new technology, Nanobodies have been well validated in pre-clinical and clinical studies, by us and third parties, and we believe that they represent a leading next generation protein therapeutic technology. We have produced Nanobodies against more than 150 different targets and have shown proof-of-concept in over 50 animal disease models, as well as having administered Nanobodies to over 2,000 patients and volunteers with encouraging safety and efficacy data.

Illustration of the Nanobody drug discovery process at Ablynx.

We generate Nanobodies using two different methods to give access to as diverse a range of “heavy-chain only” antibodies as possible. One method involves immunizing outbred llamas or alpacas with the target antigen and subsequently isolating from the blood of the immunized animals the target-specific “heavy-chain only” antibodies and then generating the respective VHH domains. The other method uses our proprietary synthetic Nanobody phage library to identify the specific VHH domains. The required VHH domains are then selected using a range of different methodologies, including phage display, yeast surface display or next generation DNA sequencing. These VHH domains are formatted to achieve the desired pharmaceutical properties, including multi-valent and multi-specific constructs, and if desired, their in vivo half-life is modified. Once appropriate leads are identified, these are further sequence optimized to improve pharmacological properties. To reduce the risk of immunogenicity, we routinely humanize our Nanobodies. This is a straightforward procedure because Nanobodies already display relatively high sequence homology to human heavy-chain variable domains, typically between 80% and 90% when comparing the framework regions. Certain “humanizing” mutations may be introduced into these framework regions without losing the desired structural and functional properties that are the defining features of Nanobodies. Sequence optimization is not only used to effect “humanization” but is also used to improve the overall biophysical characteristics of the Nanobody.

We can manufacture our Nanobodies in a range of host systems, including microbial expression systems, such as E. coli and Pichia Pastoris, and mammalian systems, such as Chinese Hamster Ovary cells, or CHO cells. We are generally able to produce Nanobody leads suitable for in vivo testing within 12-18 months of accessing a biological target. Based on our experience, we expect to be able to advance new Nanobody product candidates from initial discovery to clinical development within an average of about 48 months.

We are constantly working to further optimize our Nanobody technology. One example of this is that we recently identified and patented specific mutations in the conserved framework and c-terminal regions of our Nanobodies which significantly reduce binding of pre-existing antibodies, or pre-Abs. Pre-Abs are found to exist in a significant proportion of people and these antibodies generally bind to the “back-end” region of the VHH domain, which is typically not exposed in conventional antibodies. We have found that pre-Ab binding to our Nanobodies does not affect clinical efficacy, safety or the pharmacokinetics of our product candidates, but can make bioanalysis more difficult; however, others have reported unwanted effects of pre-Ab binding to single domain antibodies. By identifying a proprietary method to significantly reduce pre-Ab binding, we have not only further optimized our Nanobody platform capabilities and our ability to produce Nanobody product candidates, but in doing so, we believe we have gained an additional important layer of intellectual property protection.

Nanobody Advantages

We believe that our Nanobody platform offers several distinct advantages over conventional mAb technology including the following:

•	Highly Effective Across a Broad Range of Targets As a result of their smaller size and unique binding interface, Nanobodies can effectively bind to the binding sites on antigens, or epitopes, not easily recognized by or accessible to conventional antibodies. They have been shown to have functional activity, meaning the ability to bind to and act on, targets such as GPCRs and ion channels, where the development of mAbs has proved very challenging. As examples, we have discovered a GPCR-targeted Nanobody (anti-CX3CR1) currently in clinical development with Boehringer Ingelheim, and we have discovered Nanobodies directed to six ion channel targets with encouraging in vivo efficacy results already generated in three of these pre-clinical programs.

•	Ability to Increase Potency and Modes of Action –“Mix and Match” Formatting The small size, monomeric structure, and robust nature of VHH units make them ideally suited for generating product candidates with superior pharmacological profiles, formed by linking Nanobodies together, a process we refer to as formatting. Single Nanobody units may be genetically linked together into multi-valent or multi-specific constructs.

Two or more building blocks with the same specificity can be linked together using a flexible linker, which is usually comprised of glycine-serine units, to produce bi- or multi-valent Nanobodies, often showing higher affinity for the target molecule and significantly increased potency compared with the corresponding monovalent Nanobody. We have demonstrated the increased potency resulting from multi-valent Nanobodies in several of our programs, including ALX-0171, where the trivalent Nanobody has a greater than 6,000 fold increase in potency compared to the monovalent form.

The ability to link different Nanobodies together using a linker to make multi-specifics can be used to make drugs that can: (i) block different pathways, examples of this are the anti-VEGF-Ang2 Nanobody in clinical trials with our partner Boehringer Ingelheim and the anti-IL17A/F Nanobody in clinical trials with our partner Merck KGaA; (ii) target two different epitopes on one molecule to create superior pharmacological properties; (iii) dramatically increase target or tissue specificity of a Nanobody drug candidate; and (iv) bring two targets or cells together to promote a new biological function such as T-cell mediated killing of tumors. We also have the capability to produce and develop more complex constructs that can interact with more than two targets. The most complex Nanobody we have in research has seven Nanobody building blocks linked together and we find that even these more complex molecules generally retain good pharmaceutical development characteristics.

The modular nature of our platform also allows us to use a library-based approach to rapidly make and screen hundreds of novel bi-specifics at once, and thus further increase the likelihood of obtaining best-in-class drugs. This is more difficult to achieve with traditional mAb-based bi-specifics, where the molecular engineering required to make them is determined more on a case-by-case basis and often results in unwanted drug variants which need to be removed through expensive and complex purification approaches.

•	Potential For Differentiated Efficacy and Safety Profiles. Nanobodies have a unique physical structure and do not have an Fc domain. The result is that they can have differentiated efficacy and safety profiles compared to mAbs directed towards the same target and this may give rise to important clinical benefits.

•	Ability to Modulate Half-Life. The small size and lack of an Fc moiety allows Nanobodies to be rapidly cleared from the bloodstream, with a typical serum half-life of several hours. This makes Nanobodies good candidates for the development of drugs for acute indications. An example of such a Nanobody is our lead candidate, caplacizumab, a bivalent Nanobody that binds to the A1 domain of von Willebrand Factor. In contrast, chronic diseases will benefit from treatment with compounds having a longer serum half-life. For this purpose, Nanobody product candidates can have their in vivo half-life extended by linking the Nanobody directed to the therapeutic protein target to a Nanobody which binds to human serum albumin, a main constituent and long-lived protein present in blood plasma. Incorporation of our proprietary anti-albumin Nanobody into our Nanobody product candidates results in a circulation half-life in humans of several weeks. This half-life extension technology is currently being used in six of our clinical stage Nanobody programs.

•	Multiple Administration Routes. The favorable biophysical properties of Nanobodies and their stability make them excellent candidates for delivery using routes in addition to intravenous or subcutaneous injection. ALX-0171, our anti-RSV Nanobody, currently in Phase II trials, has been formulated for nebulized delivery by inhalation directly to the lungs, which presents the potential therapeutic directly at the site of action, thereby potentially increasing efficacy, reducing the required dose, and minimizing unnecessary systemic exposure. Delivery by inhalation has not been successfully achieved with mAbs due to the fact that their structure and therefore activity are generally destroyed by the nebulization process.

Using Nanobodies we also expect to be able to deliver a potential therapeutic to the intestinal system by oral administration, due to the unusual stability of these molecules even in very acidic conditions. Other delivery routes are also being explored, such as intra-ocular and intra-articular administration, where the Nanobody’s high solubility allows effective doses to be delivered in small volumes.

•	Ease of Manufacture. Nanobodies, including multi-specific and multi-valent constructs, are encoded by a single gene and are efficiently produced in high yields in prokaryotic and eukaryotic hosts, including bacteria, yeast, and mammalian cells. They can be formulated at high concentrations and still exhibit low viscosities.

Our Clinical Programs

Caplacizumab (anti-von Willebrand Factor Nanobody)

We are developing our wholly owned lead product candidate, caplacizumab, an anti-von Willebrand Factor, or vWF, Nanobody, for the treatment of patients with acquired thrombotic thrombocytopenic purpura, or aTTP, which is a rare, life-threatening blood clotting disorder. Caplacizumab has received orphan drug designation in the United States and Europe for treatment of aTTP, and we announced positive top line results from a Phase III trial in aTTP patients in October 2017. In February 2017, we submitted a MAA to the EMA for the use of caplacizumab in the treatment of aTTP based on our Phase II TITAN clinical data. We expect to file a BLA for caplacizumab with the FDA in the first half of 2018.

Overview of aTTP

aTTP is a rare, life-threatening, autoimmune blood clotting disorder manifested by microvascular occlusions and consequent thrombocytopenia, or low blood platelet count, hemolytic anemia, or abnormal breakdown of red blood cells, and organ ischemia, or insufficient blood supply. It is an orphan disease with a reported incidence of two to eleven cases per million per year. Based on our own research, which includes investigation of aTTP studies, registries and insurance claims data, we estimate that there are a total of approximately 7,500 episodes of aTTP in North America, Europe and Japan per year. Discussions with key opinion leaders in the field of aTTP and experts in pricing and reimbursement lead us to the conclusion that the total potential market for caplacizumab in the treatment of aTTP in those geographies is approximately €800.0 million, based on the yearly incidence rate of aTTP in those markets.

TTP exists in two forms: a congenital and an acquired form, with the latter accounting for more than 90% of the patients. aTTP is caused by inhibitory autoantibodies to the enzyme ADAMTS13, which is a plasma protein that regulates the interaction of platelets with vWF, a blood glycoprotein involved in hemostasis. Decreased ADAMTS13 activity leads to an accumulation of ultra-large vWF multimers, or ULvWF, which bind to platelets and cause aggregation. The consumption of platelets into these microthrombi causes severe thrombocytopenia, or a deficiency in platelets in the blood, tissue ischemia, which is a lack of blood flow to the tissues, and organ dysfunction, commonly involving the brain, heart, and kidneys, which ultimately result in acute thromboembolic events such as stroke, myocardial infarction, venous thrombosis and early death. The tissue and organ damage resulting from the ischemia lead to increased levels of certain biomarkers, including lactate dehydrogenase, troponins and creatinine. Faster response of platelet count and organ damage markers is assumed to be linked to faster resolution of the ongoing microthrombotic process and the associated tissue ischemia, and related morbidities.

In addition to the acute risks of the disease, patients experiencing an episode of aTTP may suffer long-term consequences such as cognitive deficits, depression, and arterial hypertension, and are at risk for recurrence of aTTP.

Current Treatment Options For aTTP and Their Limitations

There are currently no approved therapeutic drugs for the treatment of aTTP. The current standard-of-care is plasma exchange, or PEX, in conjunction with immunosuppressants, such as corticosteroids and increasingly also rituximab. PEX is a process in which the patient’s blood plasma is removed and is replaced with donor plasma in order to remove ULvWF and the circulating autoantibodies against ADAMTS13, and replenish blood levels of the enzyme. The optimal window to start PEX is within 24 hours of presentation, as delays decrease the chance of response.

PEX is often associated with significant complications. These may be related to the central venous catheter, such as infections, thrombosis and catheter insertion complications, or may be plasma-related, including allergic reactions, alkalosis, volume depletion complications and infections. According to the Oklahoma TTP-HUS

Registry, 24% of patients receiving PEX followed between 1996 and 2011 experienced major PEX related complications. An even greater frequency of serious PEX related complications was observed among patients with ADAMTS13 activity of less than 10%, which may be related to the greater number of days that PEX treatment is required in these subjects. As a result, we believe that treatment options that result in a reduction in the days of PEX treatment and volume of plasma exchanged could offer an advantage from a safety perspective.

Glucocorticoids are often administered as an adjunct to PEX in the initial treatment of aTTP and are maintained for a period of one to two weeks after its discontinuation. Other immunosuppressive agents such as rituximab, a monoclonal anti-CD20 antibody that targets B-cell populations and reduces formation of inhibitory autoantibodies to ADAMTS13, are increasingly used as these are considered to address the underlying autoimmune process. Nevertheless, we believe that rituximab treatment for aTTP is suboptimal because of its delayed onset of effect, with at least three to seven days needed to achieve adequate B-cell depletion, and the length of time it takes to restore ADAMTS13 levels. In an acute disease setting, where immediate and effective intervention may be critical for survival and prevention of short-term and long-term damage, rapidly acting medicines that offer immediate protection are needed.

In addition to the potential complications associated with PEX treatment combined with immunosuppressants, PEX has been shown to be an inadequate treatment option, with episodes of aTTP treated with PEX reported to still be associated with an acute mortality of up to 20%, with most deaths occurring within 30 days of diagnosis, and a recurrence rate of approximately 36%. The incidence of refractoriness to PEX treatment is approximately 17% and is associated with a mortality rate reported to be as high as 42%.

Caplacizumab for the Treatment of aTTP

We believe that there remains an unmet need for a novel treatment option that results in faster resolution of an acute episode of aTTP and reduces related organ damage, risk of mortality and thromboembolic events, and risk of refractoriness to treatment, as well as reducing dependency on PEX. We are developing caplacizumab to address this unmet need.

Caplacizumab is a bivalent Nanobody which is produced in E. coli. It consists of two identical building blocks, genetically linked by an amino acid linker, targeting the A1 domain of vWF and inhibiting the interaction between ULvWF and platelets. It thereby has an immediate effect on platelet aggregation and the ensuing formation and accumulation of the micro-clots which cause the severe thrombocytopenia and organ damage associated with aTTP. This immediate effect potentially protects the patient from the manifestations of aTTP while the underlying disease process resolves. Importantly, in clinical studies to date, the results demonstrate that caplacizumab is generally well-tolerated and the principal safety risk is mucocutaneous bleeding that is self-limited and is related to the pharmacological activity of the molecule.

The figure below depicts the mechanism of action of caplacizumab:

Caplacizumab is a drug-device combination product, which is comprised of caplacizumab powder for solution for injection, water for injection provided in a prefilled syringe, a vial adapter, a hypodermic needle with safety device and two alcohol pads.

Clinical Development of Caplacizumab

We have completed seven clinical trials with caplacizumab and we recently announced top line results from our Phase III HERCULES trial. Our HERCULES three year follow-up study is currently on-going pursuant to an IND sponsored and filed by us in October 2010 for aTTP. To date, a total of 397 patients have received caplacizumab in the completed trials.

Two Phase I trials in an aggregate of 100 healthy volunteers were conducted to characterize the pharmacokinetics, pharmacodynamics, safety and tolerability of caplacizumab when administered as a single dose by intravenous infusion and as single and multiple doses by subcutaneous injection. In these studies, no deaths or treatment-related serious adverse events, or SAEs, were reported and no subject discontinued administration of caplacizumab. From the safety data collected and assessed in these studies we concluded that administration by (i) single intravenous infusion of up to 12 mg caplacizumab, (ii) single subcutaneous injection of up to 16 mg caplacizumab and (iii) multiple subcutaneous injections of 10 mg caplacizumab for 14 days were each well tolerated. In addition, a Phase I trial in healthy volunteers was conducted to evaluate the bioequivalence of a reconstituted lyophilized, or freeze-dried, formulation (used as of Phase III and intended for marketing) with the liquid formulation of caplacizumab. In this study, the incidence and frequency of treatment emergent adverse events, or TEAEs, and treatment-related TEAEs were lower following dosing with the lyophilized formulation compared with the liquid formulation.

The efficacy and safety of caplacizumab in conjunction with PEX were evaluated in the randomized, single-blind, placebo-controlled Phase II TITAN trial in 75 patients with aTTP during the period from January 2011 to January 2014. Caplacizumab was well-tolerated in this trial and the primary endpoint of reduction in time to confirmed platelet count response was met (p=0.005). Compared to patients treated with placebo, those treated with caplacizumab were 2.2 times more likely to achieve platelet count response at any given time point (i.e., a faster resolution of thrombocytopenia which is generally associated with reduced use of PEX). Moreover, during treatment, caplacizumab reduced aTTP exacerbations by 71% compared to placebo. Exacerbations of aTTP within 30 days of the last day of initial daily PEX occurred in three subjects in the caplacizumab treatment group and in 11 subjects in the placebo treatment group. Eight subjects in the caplacizumab treatment group had a relapse of aTTP (defined as an event of aTTP that occurred later than 30 days after the last daily PEX) compared to zero subjects in the placebo group. A post-hoc analysis of the data revealed that in seven of the eight subjects in the caplacizumab group with a relapse, the recurrence occurred within 4-10 days after stopping caplacizumab treatment. In these subjects, ADAMTS13 activity levels were <10% at baseline, during, and near the end of the treatment period, indicating that the underlying autoimmune activity had not resolved. This analysis supports the extension of treatment with caplacizumab together with an increase in the intensity of immunosuppression in this subpopulation. The TITAN trial was originally planned to enroll 110 patients but was stopped early after three years due to slow recruitment. Results from the Phase II TITAN trial were published in February 2016 in The New England Journal of Medicine.

The figure below shows the time to platelet count response of caplacizumab versus placebo in our Phase II TITAN trial.

A p-value of 0.05 or less represents statistical significance, meaning that there is a less than 1-in-20 likelihood that the observed results occurred by chance. A p-value of 0.01 or less means that there is a less than 1-in-100 likelihood that the observed results occurred by chance.

In the TITAN trial, a total of 574 treatment emergent adverse events, or TEAEs, were reported in 34 patients (97.1%) in the caplacizumab treatment group compared with 545 TEAEs in 37 patients (100.0%) in the placebo treatment group. A TEAE was defined as an adverse event, or AE, with an onset after the first dose of the study drug. The proportion of subjects with at least one study drug-related TEAE was higher in the caplacizumab treatment group (20 subjects (57.1%)) compared with the placebo treatment group (5 subjects (13.5%)). The most common drug related TEAEs, or TEAEs that were assessed as possibly drug-related, were bleeding of the gums, injection site swelling, contusion and nosebleeds. The proportion of subjects with any bleeding-related TEAE was higher in the caplacizumab treatment group (54.3%) than in the placebo treatment group (37.8%). Most bleeding-related TEAEs were mild (83%) or moderate (14%) in severity. Two subjects in the caplacizumab and two subjects in the placebo arm experienced serious bleeding related TEAEs. Two subjects in the placebo treatment group and no subjects in the caplacizumab treatment group had TEAEs with death as the outcome. A total of 20 subjects (57.1%) in the caplacizumab group and 19 subjects (51.4%) in the placebo group experienced at least one serious adverse event, or SAE. In the single-blind study, drug-related SAEs were reported in seven subjects (20.0%) in the caplacizumab group and no subjects in the placebo treatment group. The most common drug related SAE, or SAE that was assessed as possibly drug related, was aTTP. Other SAEs assessed as at least possibly drug related included anemia, increased transaminases (elevated levels of liver function enzymes), headache, subarachnoid hemorrhage (bleeding in the space between the brain and the tissue covering the brain), metrorrhagia (bleeding from the uterus), and allergic dermatitis. Seven subjects (20.0%) in the caplacizumab treatment group had at least one TEAE leading to interruption or discontinuation of study drug compared with six subjects (16.2%) in the placebo treatment group.

The table below summarizes the safety analysis of our Phase II TITAN trial:

	Caplacizumab N=35		Placebo N=37
	Events	Patients with Events (%)	Events	Patients with Events (%)
Subjects with
At least one TEAE	574	34(97.1)	545	37(100)
At least one study drug-related TEAE	72	20(57.1)	15	5(13.5)
At least one TEAE leading to death	0	0	2	2(5.4)
At least one SAE	44	20(57.1)	36	19(51.4)
At least one drug-related SAE	12	7(20.0)	0	0
At least one TEAE leading to discontinuation of study drug	10	4(11.4)	2	2(5.4)
At least one TEAE leading to interruption of study drug	5	3(8.6)	5	4(10.8)
At least one TEAE leading to interruption or discontinuation of study drug	15	7(20.0)	7	6(16.2)

In summary, the safety profile of caplacizumab was similar to that of placebo in terms of the frequency and nature of TEAEs. There were no deaths in the caplacizumab group and two aTTP-related deaths in the placebo group. SAEs were reported in over half of the subjects in both treatment groups and were reflective of the underlying disease. These results support our conclusion that caplacizumab was well-tolerated in the Phase II TITAN trial.

Post-hoc analyses of the TITAN trial data were performed to assess the impact of caplacizumab on major thromboembolic events and aTTP-related mortality, as well as on refractoriness to standard treatment. The results demonstrated that a clinically meaningful lower proportion of subjects treated with caplacizumab experienced one or more major thromboembolic events, or died, as compared to placebo (11% versus 43%). These data are shown in the table below.

	Caplacizumab (N=35)		Placebo (N=37)
	# Subjects	% of Subjects	# Subjects	% of Subjects
Embolic and thrombotic events
Acute myocardial infarction	0	0	2	(5.4%)
Deep vein thrombosis	0	0	1	(2.7%)
Venous thrombosis	0	0	1	(2.7%)
Pulmonary embolism	1	(2.9%)	1	(2.7%)
Ischemic stroke	0	0	1	(2.7%)
Hemorrhagic stroke	0	0	1	(2.7%)
Thrombotic thrombocytopenic purpura (1)	3(2)	(8.6%)	11	(29.7%)
aTTP-related mortality
Deaths related to aTTP	0	0	2	(5.4%)
Total	4(3)	(11.4%)	16(3)	(43.2%)

(1)	This preferred term consisted of recurrences of aTTP during the treatment period, defined in the protocol as exacerbations of aTTP
(2)	One adverse event reported as “Thrombocytopenia” was not considered in this analysis, as this event was reported as part of the presenting disease

(3)	A subject may have experienced more than one event:
•	ischemic and hemorrhagic stroke occurred in the same subject;
•	AMI and exacerbation occurred in the same subject;
•	pulmonary embolism and 2 exacerbations occurred in the same subject; and
•	venous thrombosis and exacerbation occurred in the same subject.

In addition, another post-hoc analysis showed a reduction in refractoriness to PEX treatment was observed in caplacizumab-treated patients compared to those who received placebo, 5.7% versus 21.6%, respectively. Refractoriness is an indicator of a poor prognosis for survival in patients with aTTP. It has been defined as a failure to elicit a platelet response after 7 days despite daily PEX therapy. These results support our belief that caplacizumab has the potential to reduce morbidity and mortality associated with aTTP.

The efficacy and safety of caplacizumab in conjunction with PEX have also been evaluated in the randomized, double-blind, placebo-controlled Phase III HERCULES trial in 145 patients with aTTP, with patient recruitment taking place during the period from September 2015 to May 2017. The study design is illustrated in the figure below.

Top line results from the HERCULES trial were communicated in October 2017. Treatment with caplacizumab in addition to standard-of-care resulted in a statistically significant reduction in time to platelet count response (p<0.01), the trial’s primary endpoint. Platelet count response is defined as initial platelet count greater than 150,000 per microliter of blood with subsequent stop of daily plasma exchange within five days. Compared to patients treated with placebo, those treated with caplacizumab were 1.5 times more likely to achieve platelet count response at any given time point. The statistical significance (p<0.01) is depicted in the figure below.

The HERCULES trial’s first two key secondary endpoints were also met. The table below shows that treatment with caplacizumab resulted in a 74% reduction in the percentage of patients with aTTP-related death, recurrence of aTTP, or a major thromboembolic event during study drug treatment (p<0.0001). Of note, based on the proof-of-concept established in the Phase II TITAN trial, in the HERCULES trial, patients who experienced a recurrence of aTTP during the study drug treatment period were switched to open-label treatment with caplacizumab for the duration of the daily plasma exchange period and for 30 days thereafter. This may have impacted the occurrence of treatment emergent major thromboembolic events in the placebo group.

As depicted in the table below, the proportion of patients with a recurrence of aTTP in the overall trial period (including the 28 day follow-up period after completion of treatment) was 67% lower in the caplacizumab arm as compared to the placebo arm (p<0.001), demonstrating the durability of the treatment effect. Of note, ADAMTS13 activity levels were <10% at the end of the study drug treatment period in all 6 caplacizumab-treated patients who experienced a recurrence during the follow-up period. Four of these patients were treated with caplacizumab for the maximum duration permitted per protocol. For the other two patients, in spite of ADAMTS13 activity levels <10% at the end of the study drug treatment period, at the discretion of the investigator, treatment with study drug was not extended. We believe that these data confirm that treatment with caplacizumab prevents aTTP recurrences. They also highlight the importance of continuing treatment with caplacizumab until there is evidence of the resolution of disease activity.

The third key secondary endpoint, refractoriness to treatment, defined in the trial as the absence of platelet count doubling after four days of standard treatment and lactate dehydrogenase greater than the upper limit of normal, is a predictive marker for worse outcomes and higher mortality. As shown in the table below, no caplacizumab-treated patients had refractory disease while three patients on placebo were refractory to standard-of care-treatment. Due to the small number of patients with refractory disease, the difference between treatment groups did not reach statistical significance. Nevertheless, in both our Phase II and Phase III trials, no caplacizumab-treated patients were refractory to therapy.

The fourth key secondary endpoint was the time to normalization of three organ damage markers: lactate dehydrogenase, cardiac troponin I, and serum creatinine. To be included in this analysis, subjects had to have at least one abnormal organ damage marker value at baseline. As shown in the figure below, there is a trend to faster normalization of these organ damage markers in patients treated with caplacizumab compared to patients treated with placebo.

In the HERCULES trial, a total of 532 TEAEs were reported in 71 patients (97.3%) in the placebo treatment group compared with 571 TEAEs in 69 patients (97.2%) in the caplacizumab treatment group. The percentage of subjects with at least one study drug-related TEAE was lower in the placebo treatment group (32 subjects (43.8%)) compared with the caplacizumab treatment group (41 subjects (57.7%)). In the caplacizumab group, the most common study drug related TEAEs, or TEAEs that were assessed as possibly drug-related, were nosebleeds, bleeding of the gums and bruising. TEAEs leading to study drug discontinuation were reported for nine patients in the placebo treatment group and five patients in the caplacizumab treatment group.

At least one SAE was reported for 39 subjects (53.4%) in the placebo group and 28 subjects (39.4%) in the caplacizumab group. In the placebo group, this was driven by the 28 subjects with recurrence of aTTP. Study drug-related SAEs were reported in four subjects (5.5%) in the placebo group and 10 subjects (14.1%) in the caplacizumab group. In the caplacizumab group, the most common SAE assessed as at least possibly study drug related were nosebleeds. Other SAEs assessed as at least possibly drug related included menorrhagia (bleeding from the uterus), upper gastrointestinal bleeding, hematemesis, gingival bleeding, subarachnoid hemorrhage (bleeding in the space between the brain and the tissue covering the brain), ventricular fibrillation, and pain in the extremities. Three subjects in the placebo treatment group and one subject in the caplacizumab treatment group had TEAEs with death as the outcome. The latter subject experienced a SAE of cerebral ischemia during the follow-up period of the trial. This event was assessed by the investigator as not related to study drug treatment. The table below summarizes the safety analysis of our Phase III HERCULES trial:

In October 2016, we initiated a three-year follow-up study for patients who had completed the HERCULES trial. The objectives of this study are to evaluate the long-term safety and efficacy of caplacizumab, the safety and efficacy of repeated use of caplacizumab, and to characterize the long-term impact of aTTP. Enrolled patients attend twice-yearly hospital visits and undergo a number of clinical, cognitive, and quality-of-life assessments. Safety laboratory parameters, immunogenicity associated with repeated treatment with caplacizumab, and disease-related markers are being evaluated. Upon any recurrence of aTTP, standard-of-care, consisting of daily PEX and immunosuppression, will be initiated together with open-label caplacizumab. Patients will receive an intravenous bolus injection of caplacizumab at the start of PEX treatment, followed by daily subcutaneous injections for the duration of the period in which they receive daily PEX, and for 30 days after the cessation of PEX. Treatment with caplacizumab may be extended in the case of persistent signs and symptoms of underlying disease (e.g., no sustained response of ADAMTS13 activity levels).

In June 2017, we initiated a Phase I study with caplacizumab in healthy Japanese volunteers and expect results in the fourth quarter of 2017.

Regulatory Status for Caplacizumab

Caplacizumab was granted orphan drug designation for treatment of aTTP by both the FDA and EMA in 2009 and an application for orphan drug designation is pending in Japan. Based on the results of the Phase II TITAN trial, we submitted a MAA to the EMA in February 2017. The submission was validated by the EMA and is currently under review. We have received initial feedback from EMA which confirms our understanding that positive results from the Phase III HERCULES trial will be required to support approval of our MAA by establishing a favorable benefit-risk profile and guiding the development of the package insert. A decision is expected in the first half of 2018. In a 2015 end-of-Phase II meeting, the FDA stated that the results of the TITAN trial alone were not sufficient to file a BLA due to concerns regarding the clinical meaningfulness of the observed decrease in median time to platelet response in the caplacizumab group, the similar proportion of patients in each study group who had an exacerbation and/or relapse of aTTP (defined as recurrences from the first study drug administration up to the one month follow-up visit), the proportion of patients who experienced an aTTP relapse (defined as recurrences from the day of discontinuation of study drug administration up to the one-month follow up visit) which disfavored treatment with caplacizumab, and the proportion, types and severity of bleeding adverse events in this single-blind study. To address the FDA’s concerns, additional post hoc analyses were conducted on the TITAN data and showed that treatment with caplacizumab resulted in clinically meaningful improvement in several relevant parameters. Endpoints reflecting these parameters were incorporated into the design of our Phase III HERCULES trial, further addressing the FDA’s requests. In addition, efforts to prevent early relapses after stopping treatment with caplacizumab in patients with unresolved underlying disease activity have been incorporated in the design of the Phase III study. In December 2016, we submitted a meeting request to the FDA to further discuss the key endpoints and statistical analysis plan as well as the totality of the clinical data that will be available to support a BLA. In its April 2017 written feedback, the FDA stated that the proposed key composite secondary endpoint appears to be acceptable and provided further input on the statistical analysis plan. We believe, based on the recently communicated top line results from the Phase III HERCULES trial, that we now have data to address the key outstanding concerns raised by the FDA and expect to present these data to the FDA in advance of filing a BLA. We expect to file a BLA for caplacizumab with the FDA in the first half of 2018. In July 2017, the FDA designated the investigation of caplacizumab for the treatment of adult patients who are experiencing an episode of aTTP as a Fast Track development program.

ALX-0171 (anti-RSV Nanobody)

In January 2017, we commenced dosing of infants in a Phase IIb RESPIRE trial of our wholly owned product candidate, ALX-0171, for the treatment of respiratory syncytial virus, or RSV. RSV-associated bronchiolitis results in substantial mortality in children less than five years of age worldwide and also has implications for long-term respiratory health as infection has been associated with prolonged wheezing and an increased risk of asthma development later in life. Nearly all children will be infected with RSV by the age of two and it is the leading cause of infant hospitalization, with more than three million hospitalizations per year worldwide. There is, however, only one therapeutic drug approved for the treatment of RSV infections in infants, which we believe has not been widely adopted, and so we believe that a large unmet medical need still exists.

Overview of Respiratory Syncytial Virus Infections

RSV is an enveloped, single stranded ribonucleic acid, or RNA, paramyxovirus responsible for annual seasonal epidemics worldwide and is the most common virus that causes lung and airway infections in infants and young children. Transmission occurs through inhalation of infectious droplets or through contact with items carrying the virus. Since the virus can live for half an hour or more on hands and for several hours on countertops or used tissues, it can spread very quickly in crowded households and daycare centers.

As a respiratory virus, RSV may present as an upper respiratory tract infection, but in infants and young children it more commonly presents as a lower respiratory tract infection, including acute bronchiolitis or pneumonia. RSV lower respiratory tract infection results in hospitalization in about 3% of RSV-infected infants less than one year old, and in about 0.5% of RSV-infected children aged between one and two years. In 2015, there were an estimated 33.1 million worldwide episodes of RSV-related acute lower respiratory infections which resulted in an estimated 3.2 million hospitalizations. Globally, there were between 48,000 and 74,500 in-hospital deaths of children under the age of five caused by RSV-related acute lower respiratory infections and overall mortality could be as high as 118,200. It is estimated that on average, each year in the seven major markets (United States, France, Germany, Italy, Spain, United Kingdom, and Japan) roughly 390,000 children under the age of five are hospitalized as a result of an RSV infection. We estimate that the current market opportunity for the treatment of RSV in hospitalized infants in the seven major markets is in excess of €1.0 billion based on annual hospitalizations and our assumptions on the potential reduction in the average hospital stay as the result of an effective therapy and the concomitant saving in costs.

RSV can also result in serious lower respiratory tract infections in the elderly. There are more than 170,000 RSV-related hospital admissions of elderly patients in the United States alone each year and some 14,000 RSV-related deaths.

There is also a considerable need for a therapeutic to treat RSV infections in immune-compromised patients. For example, approximately 50,000 people a year undergo allogeneic hematopoietic stem cell transplant, or HSCT, globally. Due to treatment with immuno-suppressive regimens, recipients of HSCT are particularly susceptible to severe RSV infections and about 12% become infected with RSV within one year of transplantation. Approximately 40% of those infected by RSV develop pneumonia and lower respiratory tract infections with an associated mortality rate of 20-30%.

Current Treatment Options for RSV Infections; Products in Development

The only product currently approved for the treatment of RSV infection is ribavirin, which is marketed as Virazole by Valeant Pharmaceutical. This is only approved for treatment of hospitalized infants and young children with severe lower respiratory tract infections due to RSV. Ribavirin has been reported to have limited efficacy and limited anti-viral activity against RSV. Moreover, administration of the drug is complicated since it requires environmental reclamation devices due to the potential harmful effects on health care personnel exposed to the drug. It is therefore not widely adopted for the treatment of RSV-infected infants. Despite a number of companies pursuing treatments for RSV, there are no other therapeutic approved for the treatment of this infection. Currently, supportive care, in the form of hydration and oxygenation, remains the cornerstone of clinical management of this disease.

Therapeutics in clinical development for infants include: Lumicitabine, which is being developed by Johnson & Johnson/Alios, which is in a Phase II trial; AK0529, which is being developed by Ark Biosciences which is in Phase II trials; RV521, which is being developed by ReViral Ltd., and is in Phase I trials; and

JNJ-53718678, which is being developed by Johnson & Johnson and is in Phase I trials. At present, we believe we have the most advanced clinical program for the development of a therapeutic for RSV in infants.

In RSV-infected adults who have undergone HSCT or lung transplantation, Presatovir is being developed by Gilead, and is at the Phase II stage of development.

In addition to therapeutics in development, there is one approved prophylactic drug being marketed and a number of others in development. Synagis, a marketed monoclonal antibody from AstraZeneca plc, is administered prophylactically by injection to infants at high risk for RSV due to chronic lung disease or congenital heart disease, and to a narrowly defined group of those born prematurely. Two other monoclonal antibodies being developed as prophylactics for RSV are suptavumab, being developed by Regeneron Pharmaceuticals, Inc. and currently in Phase III trials, and MEDI8897, being developed by AstraZeneca plc/Medimmune, LLC, or MedImmune, and currently in Phase II trials. We are not aware of any current studies to evaluate these prophylactic agents for the treatment of infants already infected with RSV.

A number of RSV vaccines with different approaches are also in clinical development, the most advanced being the RSV-F subunit vaccine from Novavax, Inc., or Novavax, which did not meet its primary endpoint in its Phase III trial in infants. Novavax’s Phase III maternal immunization trial is currently ongoing. The Phase II trial of MEDI7510, being developed by MedImmune was halted based on initial efficacy results. Other vaccines in development include GSK3389245A and GSK3003891A, by GlaxoSmithKline plc, or GlaxoSmithKline, which are in Phase II trials; MVABNRSV, by Bavarian Nordic, which is in Phase II trials; and a number of other compounds which are in Phase I trials with Janssen Pharmaceuticals, Inc., or Janssen, ImmunoVaccine Inc., GlaxoSmithKline, Vaxart Inc. and Mucosis BV. The low immune responsiveness of infants is a potentially limiting factor for vaccines targeting this population. For the maternal vaccination approach, the degree of placental transfer, limited half-life of transferred antibodies and safety in pregnant woman may also pose hurdles for development.

ALX-0171 for the Treatment of RSV

ALX-0171 is our wholly owned trivalent product candidate, which consists of three identical Nanobody units that each recognize antigenic site II of the trimeric F protein on the surface of RSV. Its mechanism of action is to inhibit the infection of RSV by interfering with viral penetration of respiratory epithelial cells. ALX-0171 is administered using a nebulizer manufactured by the Vectura Group plc, or Vectura, and is not 510(k)-cleared or approved for use in the administration of ALX-0171.

The physical robustness of Nanobodies allows administration by inhalation, directly to the site of infection, which in the case of RSV is the respiratory tract. The effective delivery of ALX-0171 locally to the lungs was confirmed in two distinct studies using animal models of RSV infection. For the initial ALX-0171 studies, the hispid cotton rat RSV infection model was selected for the assessment of the pharmacodynamics properties of the drug following either intranasal, intratracheal, or whole-body exposure administration. These initial studies showed that ALX-0171 treatment, when delivered either prophylactically or therapeutically, significantly reduced both nasal and lung viral loads.

ALX-0171 was then tested in a colostrum-deprived neonatal lamb model. We believe this is a highly relevant model for the study of RSV infections for several reasons, including the fact that lambs: (i) are naturally susceptible to RSV disease; (ii) show anatomical, physiological and developmental similarities to those of human infants; and (iii) are susceptible to infection by the same RSV strains that infect humans. In addition to the pathophysiological similarities of their RSV disease to that in human infants, lambs are also good model systems due to their comparable size. In these neonatal lambs, ALX-0171 was administered once daily using a facemask linked to a mesh nebulizer for three consecutive days, with treatment initiated three days after infection with RSV, a time point shown to correspond to peak viral concentrations. Pharmacokinetic data obtained from analysis of plasma and bronchoalveolar lavage fluid from the treated lambs indicated that targeted concentrations of ALX-0171 in lung epithelial lining fluid were readily attainable when administered by nebulization. Administration of ALX-0171 reduced viral concentrations and lung viral antigen expression. There was also a reduction in gross lung viral lesions and histopathological changes, as well as a positive effect on general malaise caused by the RSV infection.

The figure below depicts the results of the neonatal lamb study.

*	The malaise score is a composite assessment of disease parameters such as weakness, lethargy, drooping of ears and not eating.

Clinical Development of ALX-0171

The safety and tolerability of ALX-0171 were evaluated in a first-in-infant Phase I/IIa trial in 53 hospitalized RSV-infected infants, aged one to 24 months, in multiple clinical centers in Europe and the Asia-Pacific region, from December 2014 to May 2016. The trial consisted of an open label lead-in phase with five infants, aged five to 24 months who received ALX-0171, and a double-blind, placebo controlled phase with 48 infants, aged one to 24 months, who were randomized to ALX-0171 or placebo. A total of 51 infants received at least one dose of ALX-0171. The trial met its primary endpoint, demonstrating the favorable safety and tolerability profile of ALX-0171 when administered once daily by inhalation for three consecutive days in the target infant population, with no treatment-related serious adverse events reported. The three treatment-related adverse events were cough, rhinorrhea and pyrexia. The table below summarizes the safety and tolerability data from our Phase I/IIa trial.

	Open-label group ALX-0171 (N=5)	Randomised group ALX-0171 (N=30)	Randomised group Placebo (N=16)
Adverse events (AEs)
number (%) of subjects with an AE	4 (80.0)	9 (30.0)	4 (25.0)
number (%) of subjects with a treatment-related AE	1 (20.0)	2 (6.7)	0 (0.0)
Serious adverse events (SAEs)
number (%) of subjects with an SAE	3* (60.0)	1** (3.3)	0 (0.0)
number (%) of subjects with treatment-related SAEs	0 (0.0)	0 (0.0)	0 (0.0)

*	1 of whom discontinued
**	subject discontinued

The percentage of subjects with an adverse event was similar within treatment arms of the randomized, double blind part of the trial and there were no reports of worsening respiratory status with administration of study drug. Consistent with the greater severity of disease in the open label part of the trial, a higher percentage of subjects in this part of the study experienced an adverse event. Subjects in whom treatment emergent anti-drug antibodies, or ADAs, were observed were not more likely to experience adverse events than those who did not develop ADAs.

ALX-0171 was detected in the serum of 27 out of 33 subjects after treatment, which is consistent with lung exposure. While treatment emergent anti-drug antibodies were observed, they had no apparent effect on the pharmacokinetics and no apparent relation to the adverse events that were seen. Treatment with inhaled ALX-0171 had a rapid impact on viral replication and also reduced viral load, when measured by plaque assay, as compared to placebo. When measured by reverse transcription polymerase chain reaction, or RT-qPCR, mean viral RNA levels decreased at a similar rate in the ALX-0171 and placebo treatment groups. The difference between plaque assay and RT-qPCR results is likely that the viral load measured by RT-qPCR also quantifies complete viral particles unable to replicate, partially assembled virions, and whole and fragmented viral genomes, in addition to the fully replication-competent viruses, which confounds antiviral efficacy determination of test compounds targeting RSV replication. Post-hoc analysis of a composite of clinical efficacy endpoints, the Global Severity Score, led to what we believe is an encouraging initial indication of a therapeutic effect for infants treated with ALX-0171.

While primarily a safety study, the figure below summarizes the efficacy results from the Phase I/IIa trial, showing a statistically significant difference between placebo and ALX-0171 treated patients with regard to time to undetectable virus in culture from a nose swab, as well as a statistically significant reduction in the Global Severity Score of RSV infected patients based on a longitudinal analysis comparing those who received ALX-0171 with those receiving placebo, adjusting for baseline score and time.

Results exclude five infants who did not have RSV on RT-qPCR and 11 infants who had undetectable RSV at baseline and first dose.	Results exclude five infants who did not have RSV on RT-qPCR and five patients in the open-label group.

*	Global Severity Score is an overall disease severity assessment including feeding intolerance, medical intervention, respiratory difficulty, respiratory frequency, apnoea, general condition and fever.

As depicted by the right figure above, the Global Severity Score was 7.3 in both groups before the administration of ALX-0171 or placebo. Separation in scores between the groups was observed beginning on day 1 after dosing, suggesting a more rapid improvement in disease severity in the ALX-0171 group compared to the placebo group.

In January 2017, the first infant was dosed in the Phase IIb RESPIRE trial of ALX-0171. This trial is a randomized, double-blind, placebo-controlled, multi-center, dose-ranging trial of three different doses of inhaled ALX-0171 in approximately 180 infants, aged one to 24 months, diagnosed with RSV and hospitalized as a result of a lower respiratory tract infection. ALX-0171 is administered once daily for three consecutive days. The trial consists of a sequential dose escalation part, which enrolled 36 infants, and will be followed by a parallel part in which approximately 144 infants will be randomly assigned to one of the three dose groups of inhaled ALX-0171, or placebo. The primary endpoint of the trial is to evaluate the anti-viral effect of treatment measured in samples taken by nasal swabs. Secondary endpoints include safety, pharmacokinetics and clinical activity determined by assessment of the composite Global Severity Score. The last of the three safety cohorts in the sequential dose escalation part of the study was completed in July 2017, after which the data monitoring committee recommended we continue the study without changes to the protocol. The parallel dose part of the study was initiated in August 2017. Top line results from the RESPIRE trial are expected in the second half of 2018.

We expect to start the clinical development of ALX-0171 in RSV-infected patients who have undergone HSCT in the first half of 2018.

Regulatory Status for ALX-0171

In 2016, we received approval to conduct the Phase IIb RESPIRE trial of ALX-0171 in Europe. In the first quarter of 2017, we submitted an Investigational New Drug Application, or IND, to the FDA for ALX-0171. The FDA requested additional safety measures to be added to the study protocol and a reduction in the trial size, as well as additional data to support clinical benefit. Since the trial was already underway in the rest of the world, we elected not to modify the protocol at that time and withdrew our IND but we remain in dialogue with the FDA and expect to present them the data from the RESPIRE trial to support the re-filing of an IND.

At a consultation meeting in 2017, the Japanese Health Authority, the PMDA, endorsed our proposal to conduct a Phase IIa trial with ALX-0171 in RSV-infected Japanese infants and young children without requiring prior studies in healthy Japanese adults. Clinical development of ALX-0171 for Japan is expected to start in 2018.

The nebulizer manufactured by Vectura is not 510(k)-cleared or approved for use in the administration of ALX-0171. As a result, we will require FDA approval (as part of our BLA), or clearance or approval through a device submission. Similarly, the device will require any necessary approvals or other marketing authorizations in foreign jurisdictions.

Vobarilizumab (anti-IL-6R Nanobody)

We are developing vobarilizumab for the treatment of RA, which is an autoimmune disease characterized by chronic and progressive joint inflammation that typically results in permanent, debilitating tissue damage, which is further compounded by joint deformation. In two Phase II trials, in which a total of over 600 patients with moderate to severe RA were dosed, vobarilizumab demonstrated a favorable safety profile and encouraging efficacy results. We are currently conducting an open-label extension trial for RA patients who completed the Phase II studies, from which we expect results in 2018.

We are also developing vobarilizumab for the treatment of SLE. SLE is a complex, multi-organ, autoimmune disorder characterized by the production of pathogenic autoantibodies and tissue deposition of immune complexes which result in widespread tissue damage. We are conducting a Phase II trial in 312 patients with SLE and expect top line results in 2018.

Vobarilizumab is currently planned as a drug-device combination product, and is provided in a prefilled sterile glass syringe. We may seek to develop the vobarilizumab product as a pen injector.

Overview of Rheumatoid Arthritis

RA is a chronic inflammatory autoimmune disease which is clinically characterized by stiffness, joint pain and joint swelling, leading to joint damage, deformity, severe disability, and increased mortality. Patients may develop multiple systemic symptoms including fever, fatigue, anemia, and osteoporosis. Small joints in the hands and feet are most commonly affected. It is estimated that up to one percent of the adult population worldwide suffer from RA, which is three times more prevalent in women than in men.

Current Treatment Options for RA and Their Limitations

The goal of treatment in patients with RA is to reduce inflammation, inhibit joint damage, prevent loss of function, decrease pain, and improve function and quality of life. Initial treatment options include conventional synthetic disease-modifying anti-rheumatic drugs, or csDMARDs, non-steroidal anti-inflammatory drugs, corticosteroids, analgesics, physiotherapy, and occupational therapy. The csDMARDs most commonly used include methotrexate, or MTX, sulfasalazine, leflunomide, and hydroxychloroquine. MTX, administered alone or in combination with another csDMARD, is the recommended first-line therapy for patients with RA.

For patients with an inadequate response or intolerance to csDMARDs, biological drugs may be indicated. These block certain key molecules that are involved in the pathogenesis of the illness. Targets include Tumor Necrosis Factor alpha, or TNF alpha, selective T-cell co-stimulation molecules, Cluster of Differentiation 20, or CD20, interleukin, or IL, IL-1, IL-6, IL-6 receptor, or IL-6R, and the Janus kinase family of enzymes. One common anti-TNF alpha agent prescribed for RA is Humira (adalimumab), a mAb marketed by AbbVie for the treatment of RA and other indications, which had worldwide sales of over $16 billion in 2016. Although anti-TNF alpha agents and other biological DMARDs have been established as effective treatment options for RA, there is still a need for new therapeutic agents. Clinical response to available therapies may be lost over time for various reasons such as disease burden, low drug serum levels, rapid clearance and immunogenicity. In addition, biological DMARDs have limitations with respect to safety, dosing regimen, price and route of administration. As a result, there is the need for new therapeutic agents to address these limitations and to improve the care of patients suffering from RA. Agents in development include the anti-IL-6R and anti-IL-17 biological DMARDs, kinase inhibitors for oral administration, bi-specific biologicals, and biosimilars.

Vobarilizumab For The Treatment of RA

Vobarilizumab targets the IL-6 signaling pathway through its IL-6R. IL-6 is a pro-inflammatory cytokine that plays a role in T-cell activation, production of acute phase proteins in response to inflammation, induction of immunoglobulin production, and stimulation of osteoclast differentiation and activation. Vobarilizumab is an anti-IL-6R Nanobody linked to an anti-human serum albumin Nanobody to increase the in vivo half-life of the molecule. Vobarilizumab binds to IL-6R and inhibits the interaction between the IL-6 ligand and its receptor subunit, thereby preventing receptor signaling.

Clinical Development of Vobarilizumab in RA

To date, we have completed one Phase I/IIa and two Phase IIb clinical trials which together dosed over 600 patients with RA. The first was a Phase I/IIa proof-of-concept trial of vobarilizumab added to treatment with MTX in 37 patients with RA. The results, which were published in February 2013, demonstrated that vobarilizumab reduced the signs and symptoms of RA, had a convenient dosing regimen and a favorable safety profile. A total of four serious adverse events were observed in two patients. One subject died after experiencing two serious adverse events of cerebrovascular accident, or stroke, judged to be remotely related to the study treatment. One subject experienced a serious adverse event of hemorrhagic gastritis, not related to study treatment but caused by the concomitant administration of ketoprofen, and a serious adverse event of upper gastrointestinal hemorrhage, considered remotely related to study treatment, starting approximately 50 days after the last study drug administration. Four patients experienced treatment emergent adverse events that led to their withdrawal from treatment. Following the communication of these results, we entered into an agreement with AbbVie to give AbbVie the option to further develop and commercialize vobarilizumab.

In July 2016, we announced topline results from a 12-week Phase IIb trial of vobarilizumab as a monotherapy in patients with moderate to severe RA. In total, 251 patients from Europe, Latin America and the

United States were randomly assigned to one of the three blinded dose groups of vobarilizumab (150 mg every four weeks, 150 mgs every two weeks or 225 mgs every two weeks) or open-label tocilizumab, 162 mg dosing every week or every two weeks. Tocilizumab is an approved mAb targeting IL-6R, prescribed for moderate to severe RA. It was not intended to be an active comparator, and instead was intended to provide parallel efficacy and safety data in the same population. The primary endpoint of this trial was ACR20 at Week 12. Achievement of ACR20 means that there was a 20% improvement in a standardized scale of RA symptoms for a patient, as defined by the American College of Rheumatology. This trial demonstrated that compared to baseline, vobarilizumab reduced signs and symptoms of RA and resulted in ACR20, ACR50 and ACR70 scores of up to 81%, 49% and 24% respectively at week 12 as compared to 78%, 45% and 23%, respectively, at week 12 in the tocilizumab arm. Moreover, vobarilizumab induced clinical remission based on the disease activity score, or DAS28CRP, which is a composite score derived from several measures, in up to 41% of patients, as compared to 27% of patients treated with tocilizumab. Similar safety findings were observed in all treatment groups, including the open-label active comparator tocilizumab group. Safety findings consisted of increases in liver transaminases, decreases in neutrophil count (including neutropenia), and hypercholesterolaemia. One vobarilizumab-treated patient discontinued treatment as a result of severe but not serious hypersensitivity reaction. Study treatment was stopped prematurely due to neutropenia in 1.1% and 4.7% of subjects treated with vobarilizumab and tocilizumab, respectively. Vobarilizumab treatment resulted in improvement in physical function, and also had a favorable safety profile at all administered doses.

In August 2016, we reported results from the 24-week, double-blind, placebo-controlled Phase IIb trial of vobarilizumab administered as a combination therapy with MTX to patients with moderate to severe RA. In total 345 patients from Europe, Latin America and the United States were randomly assigned to placebo or one of the four dose groups of vobarilizumab: 75 mg every four weeks, 150 mg every four weeks, 150 mg every two weeks or 225 mg every two weeks. The primary endpoint of this trial was ACR20 at week 12. High ACR20 responses at week 12 were obtained in all treatment groups, ranging from 62.3% in the placebo group to between 72.5% and 81.4% in the vobarilizumab treatment groups. There was no significant difference in ACR20 response at week 12 between the treatment and placebo groups. We believe that this outcome is largely explained by an unexpectedly high placebo response, which may have been due to the protocol-specified discontinuation of non-responders and the fact that only patients who completed the trial could enroll in a two-year open-label extension trial. Post-hoc analyses showed that in the combined vobarilizumab dosing groups, ACR20, ACR50 and ACR70 scores were 79%, 61% and 45% respectively at week 24. In addition, vobarilizumab improved physical function and had a positive impact on disease activity with up to 70% of patients achieving low disease activity at week 24 based on DAS28CRP and up to 51% of treated patients achieving clinical remission at week 24 based on DAS28CRP. We believe its effect on clinically relevant efficacy endpoints, such as ACR70 and DAS28CRP remission, confirms vobarilizumab’s potential to be a best-in-class product candidate in RA. Safety findings that occurred more often in the vobarilizumab treatment groups included local injection site reactions, neutrophil count decreases, and increased levels of liver transaminases (ALT and AST), which tended to normalize after the study treatment phase, and hypercholesterolaemia. These safety findings are consistent with what had been reported as a result of IL-6R blockade. Hypersensitivity reactions reported during vobarilizumab treatment were mostly mild cutaneous reactions that did not lead to study drug interruption. Importantly, the results also confirmed the favorable safety profile of vobarilizumab in a large patient population and the potential for convenient monthly administration.

The table below summarizes some key efficacy results for the combination trial with MTX and monotherapy trial of vobarilizumab, in comparison to tocilizumab and adalimumab in separately conducted 24 week combination therapy trials and in comparison to toclizumab in the 12 week head-to-head monotherapy trial.

Combination therapy (+MTX) 24 weeks (across studies)	DAS28CRP remission	ACR 70
vobarilizumab	49%	43%
tocilizumab	32%	20%
adalimumab	23%	21%

Monotherapy 12 weeks (head-to-head study)	DAS28CRP remission	ACR 70
vobarilizumab (6 doses)	41%	21%
tocilizumab (~ 12 doses) open-label	27%	23%

The 24-week data in the table above from similar RA combination therapy studies were derived from published reports, not from head-to-head studies.

An open-label extension trial in RA patients is ongoing, with 94% of those patients who were eligible enrolled from the Phase IIb studies, and results are expected in 2018.

We are currently conducting our trials pursuant to an IND we sponsored and filed in November 2014 for the treatment of RA in adults and SLE in adults.

Regulatory Status for Vobarilizumab in RA

We have held end-of-Phase II meetings with the FDA and EMA to discuss the results of the vobarilizumab trials. While the end-of-phase II meeting with the EMA provides a path forward to a possible Phase III trial, the FDA expressed concerns related to dose-ranging data and unclear treatment effect based on the ACR week 24 response to vobarilizumab compared to placebo in the 24-week Phase IIb trial and requested that we perform a new dose-ranging study either prior to, or as part of, our Phase III program.

Overview of Systemic Lupus Erythematosus

SLE is a complex, multi-organ, autoimmune disorder characterized by the production of pathogenic autoantibodies and tissue deposition of immune complexes, which result in widespread tissue damage. Although the etiology of SLE is not fully understood, multiple genetic, environmental, and hormonal factors have been implicated in its development. The disease displays a broad variety of symptoms and highly variable clinical features, including systemic, cutaneous, renal, musculoskeletal, and hematological manifestations. In the United States, an estimated 20-150 in 100,000 people have SLE. Of the estimated five million people worldwide who suffer from a form of SLE, 90% are women. African-Americans and Hispanics and Latinos are affected more frequently than Caucasians. The majority of patients have disease onset between age 16 and 55. According to a study published by Decision Resources Group in 2016, the SLE market is estimated to grow to $2.2 billion by 2025.

Current Treatment Options and Their Limitations

The management of SLE typically requires a comprehensive assessment of the disease activity, the damage from the disease, and the careful tailoring of the treatment according to the involved organs and the disease severity. In general, treatment aims to manage and control symptoms during the acute periods of active disease, and to minimize the risk of flares during periods of remission.

In mild, non-organ threatening disease, anti-malarials, low-dose steroids, and the transient use of non-steroidal anti-inflammatory drugs can be administered. In the case of worsening of disease, hydroxychloroquine is usually prescribed and the steroid doses can be increased.

For patients with more severe disease, or when steroid doses cannot be reduced to acceptable levels, immunosuppressive agents such as azathioprine, mycophenolate mofetil, and MTX are usually recommended. For renal disease, cyclophosphamide and mycophenolate mofetil in combination with steroid treatment is often administered.

In addition to the more conventional therapies, biological agents which target specific cells or molecules within the abnormally functioning immune system are being developed. Belimumab, marketed by GlaxoSmithKline, a B-lymphocyte stimulator specific inhibitor, has been approved for the treatment of adult patients with active, autoantibody-positive SLE who are receiving standard therapy. In addition, rituximab, an anti-CD20 monoclonal antibody that depletes B-cells, is often used in patients with severe disease not responding to conventional treatments, albeit off-label.

The drugs currently used to treat SLE can be associated with significant risks and adverse effects. Corticosteroid therapy remains problematic in the management of SLE as it contributes significantly to cardiovascular risk and can lead to the development of osteoporosis. Therefore, if treatment with a biological agent can allow a corticosteroid sparing regimen, this is considered of significant clinical value in SLE management.

Overall, there is substantial unmet medical need for more effective and better-tolerated therapies for the treatment of SLE. The increasing understanding of the immunopathology of SLE, based on a better knowledge of how the immune response works, has led to the targeting of key cells or molecules by biologicals. New therapeutic agents in development include B-cell targeted biologicals as well as non-B-cell targeted biologic therapies, such as anti-IL-6(R) blockers, agents targeting T-cell co-stimulation, and the development of anti-interferon g and anti-IFN g-receptor monoclonal antibodies.

Vobarilizumab for the Treatment of SLE

In rodent models of SLE, blocking IL-6 improved lupus in all models tested. In addition, data from several studies suggest that IL-6 plays a critical role in the B cell hyperactivity and immunopathology of human SLE, and may have a direct role in mediating tissue damage. It has been proposed that blocking the effect of IL-6 in humans may improve lupus by interacting with the auto inflammatory process both systemically and locally. As such, given vobarilizumab’s ability to block the IL-6 signaling pathway through its IL-6R, we initiated the enrollment in a 48-week, Phase II study in patients with SLE, which we refer to as the STEADY trial. We did not need to conduct a Phase I trial in light of vobarilizumab’s favorable safety and tolerability profile in patients with rheumatoid arthritis. The on-going Phase II trial is a 48-week, multicenter, dose-ranging, placebo-controlled trial of vobarilizumab administered subcutaneously in addition to the standard-of-care, in subjects with moderate to severe active SLE.

The composite British Isles Lupus Assessment Group (BILAG)-based composite lupus assessment response was chosen as the primary endpoint at week 24 to evaluate reduction in disease activity in this diverse and heterogeneous disease since this composite endpoint allows an assessment of improvement in the involved organ systems without a concurrent worsening of the general condition or worsening in other organ systems.

The trial enrolled 312 patients and top line results are expected in the first half of 2018.

Additional Clinical Stage Nanobody Programs

Anti-IL17A/F Nanobody Licensed To Merck KGaA (ALX-0761/M1095)

In 2008, we and Merck KGaA entered into an agreement to co-discover and co-develop Nanobodies. One of the programs originating from this collaboration was ALX-0761, a bi-specific anti-IL-17A/F Nanobody. This Nanobody was designed to neutralize the pro-inflammatory cytokines IL-17A and IL-17F, which are each expressed at inflammatory sites, and have been implicated in the pathogenesis of psoriasis and several auto-immune disorders. In 2013, we exercised our opt-out right under the agreement with respect to ALX-0761, and in return for a payment of €2.5 million, Merck KGaA received an exclusive license to ALX-0761 and became responsible for all future development and commercialization of the Nanobody product, while we are eligible to receive potential milestone payments and tiered percentage royalties, ranging from mid-single digits to low-teens, on net sales of licensed products. See “—Significant Collaborations—Merck KGaA.”

Merck KGaA subsequently successfully carried out a Phase I trial of ALX-0761 in healthy volunteers. In March 2017, Merck KGaA reported data on ALX-0761 at the 75th Annual Meeting of the American Academy of Dermatology Conference from a Phase Ib multi-centre, double-blind, randomised, placebo-controlled trial in 41 patients with moderate-to-severe chronic plaque psoriasis to evaluate the safety, tolerability and immunogenicity of multiple ascending doses of the product candidate, ranging from 30mg to 240mg administered subcutaneously on days 1, 15 and 29. The trial also evaluated pharmacokinetic profiles and the efficacy of multiple subcutaneous doses of ALX-0761.

A reduction in disease activity, as measured by the Psoriasis Area Severity Index, or PASI, which scores the response rate to a therapy, and improvement in static Physician Global Assessment, was seen for all doses of ALX-0761 versus 0% for placebo. At day 85, all patients treated with 240mg of ALX-0761 experienced a 90% reduction in disease activity, PASI 90, and had clear or almost clear skin; moreover, 56% of patients in this highest dose group had clear skin, PASI 100. In addition, rapid onset of clinical effect was observed after the first administered dose and sustained through to completion of the trial at day 85.

ALX-0761 had a favorable safety and tolerability profile, with no treatment-related serious adverse events reported and no dose-dependent increase in frequency or severity of adverse events. There was no apparent effect of anti-drug antibodies on pharmacokinetics.

Merck KGaA has now partnered with development company Avillion LLP and plans to advance ALX-0761 into Phase II clinical trial development in plaque psoriasis in the first quarter of 2018.

Anti-VEGF/Ang2 Nanobody Licensed To Boehringer Ingelheim (B.I. 836880)

In 2007, we and Boehringer Ingelheim entered into a strategic alliance for the discovery, development and commercialization of Nanobody therapeutics across a range of diseases. Under the agreement, we are responsible for discovering Nanobodies to agreed targets and Boehringer Ingelheim is exclusively responsible for the development, manufacturing and commercialization of any products resulting from the collaboration. We are eligible to receive milestone payments and royalties, and retain certain co-promotion rights in Europe.

In January 2016, Boehringer Ingelheim initiated a Phase I dose escalation trial with a half-life extended bi-specific VEGF-Ang2 Nanobody, resulting from the strategic alliance, in adult patients with advanced solid tumors. This event triggered an €8.0 million milestone payment to us. The aim of the trial is to evaluate the safety profile and dosing schedule for the Nanobody product candidate. The anti-VEGF-Ang2 Nanobody is designed to block the function of both vascular endothelial growth factor, or VEGF, and angiopoietin-2, important proteins in the formation of new blood vessels from pre-existing vessels, a vital mechanism in the growth of tumors.

Anti-CX3CR1 Nanobody Licensed to Boehringer Ingelheim (B.I. 655088)

An anti-CX3CR1 Nanobody, for the treatment of chronic kidney disease, was also discovered as part of the 2007 strategic alliance between us and Boehringer Ingelheim. This Nanobody is designed to block the function of the GPCR, CX3CR1, a protein that has proven to be difficult to address with conventional antibodies. By blocking the function of CX3CR1, the activity of inflammatory immune cells, which play a major role in chronic kidney disease, may be inhibited.

In April 2016, Boehringer Ingelheim initiated a Phase I trial to evaluate the safety, tolerability and pharmacokinetics of single ascending doses of the anti-CX3CR1 Nanobody administered intravenously to healthy volunteers. This event triggered an €8.0 million milestone payment to us. The Phase I trial is currently on clinical hold due to safety concerns, which are currently being investigated to determine if they are drug related. We are eligible to receive tiered percentage royalties, ranging from high-single digits to mid-teens, on the sale of any commercialized product containing an anti-CX3CR1 Nanobody. See “—Significant Collaborations—Boehringer Ingelheim.”

Anti-TNFα Nanobody (ozoralizumab) licensed to Taisho in Japan and Eddingpharm in Greater China

Ozoralizumab is a TNF alpha blocker being developed for the treatment of auto-immune disorders with an initial focus on RA. The product candidate consists of two Nanobodies targeting TNF alpha which are linked to a Nanobody that binds to human serum albumin, extending the molecule’s half-life and which may improve its distribution to inflamed joints. Phase I/IIa proof-of-concept was achieved in May 2011 in patients with active RA. Although primarily designed as a safety, tolerability, and pharmacokinetic study, an exploratory efficacy endpoint indicated that the highest dose of ozoralizumab (80 mg every 4 weeks) resulted in a statistically significant improvement of ACR20 responses compared with placebo at week 16. The TEAEs reported by the highest percentage of patients in the active treatment groups were increased alanine aminotransferase (ALT) and aspartate aminotransferase (AST) levels. One patient (1.7%) experienced an SAE during the course of the study and was withdrawn from the study. An open-label extension trial over 48 weeks was generally well tolerated, adverse event rates were within expectations, serious infections remained rare, and no clinically meaningful immunogenicity could be observed. A total of 1.9% of patients experienced SAEs during the course of this study that were considered to be treatment-related. The most common treatment emergent adverse events were upper respiratory tract infection and nasopharyngitis. ALT and AST were increased in 3.8% and 3.0% of patients, respectively. Clinical development of ozoralizumab was funded by Pfizer before we regained the worldwide rights to develop and commercialize anti-TNF alpha Nanobodies in November 2011. We licensed ozoralizumab to Eddingpharm for Greater China in 2014 and to Taisho for Japan in 2015 in return for upfront, milestone and royalty payments. Taisho is planning to initiate a Phase III trial in RA patients in Japan with ozoralizumab in 2018. We are also eligible to receive tiered percentage royalties, ranging from low-teens to 20% on net sales of licensed products in Japan. See “—Significant Collaborations—Taisho Pharmaceutical Co., Ltd.” Eddingpharm is reviewing the next stage of clinical development.

Anti-RANKL Nanobody (ALX-0141) licensed to Eddingpharm in Greater China

ALX-0141 is being developed for the treatment of bone-loss related disorders including osteoporosis and bone metastasis. ALX-0141 is a composed of two Nanobodies targeting the Receptor Activator of Nuclear factor Kappa-B Ligand, RANKL. This bivalent anti-RANKL construct is linked to a Nanobody that binds to human serum albumin, extending the drug’s in vivo half-life, and which may in turn lead to preferential targeting of diseased tissue. A Phase I trial in healthy post-menopausal women showed that a single administration of ALX-0141 has a long lasting inhibitory effect on bone resorption biomarkers and was well tolerated with no treatment-related adverse events or dose-limiting toxicity being observed. We licensed ALX-0141 to Eddingpharm for Greater China in 2013 in return for an upfront payment, milestones and royalties. Eddingpharm expects to commence Phase I trials in China with ALX-0141 in 2018. See “—Significant Collaborations— Eddingpharm.”

Our Pre-Clinical Programs

We have more than 30 wholly owned and partnered Nanobody programs in pre-clinical discovery and development across a broad range of therapeutic targets and disease indications, including our collaborations with Merck & Co., Inc., or Merck, and with Sanofi S.A., or Sanofi.

Our main collaboration with Merck is focused on discovering and developing cancer immunotherapies. We believe that partnering with Merck gives us a partner with the resources and expertise to best advance the immuno-oncology potential of our Nanobody technology.

Our collaboration with Sanofi focuses on discovering and developing immune-mediated inflammatory diseases, such as asthma, RA and psoriasis.

Commercialization

Our commercialization of caplacizumab will focus initially on larger markets, including Germany, France, the United Kingdom, Italy and the United States, while also addressing Canada and other European countries, including the Benelux, Sweden, Denmark, Norway, Finland, Austria, Switzerland, Ireland, Spain and Portugal. Our European operations will be run from our headquarters in Ghent, Belgium. Our North American operations will be run from an office to be established in the United States following the results of the HERCULES trial. Assuming we are successful with our registration applications, our intent is to commercialize caplacizumab in Japan with a pharmaceutical partner, and in other geographies with specialized local distributors.

To manage growth, cost and risk, we will use a mixed commercial model in North America and Europe, where we will directly control critical strategic functions, such as commercial strategy, market access and medical affairs, while our sales force will be sourced initially from a CSO. Over time we plan on building out our own sales force and re-acquiring this role from the CSO. The total commercial headcount at the end of 2020 is expected to be about 100 with a 50:50 split between us and the CSO.

The primary decision makers involved in prescribing caplacizumab are expected to be hematologists and nephrologists. We plan to communicate with these physicians through all traditional routes together with a complete digital strategy, including a sponsored aTTP website aimed at providing information to doctors and patients.

The initial launch of caplacizumab is expected in Germany in the second half of 2018, with the U.S. launch anticipated in the first half of 2019, assuming we receive timely approval from the EMA and FDA, respectively.

Manufacturing

For our Nanobody product candidates, we generally develop the initial manufacturing process to 150 liter scale internally. Nanobodies typically show high levels of expression, with yields of our development candidate Nanobodies usually ranging from one to over 10 grams of Nanobody per liter of fermentation or growth medium.

To produce Nanobody product candidates for clinical trials, we utilize third-party contract manufacturers who we believe act in accordance with the FDA’s good laboratory practices, or GLP, and current good manufacturing practices, or cGMP, for the manufacture of drug substance and product. Currently, we engage with multiple CMOs in Europe for all activities relating to the development of our cell banks, further development of our manufacturing processes and the production of drug substance. These CMOs use validated and scalable systems that are broadly accepted in our industry.

All of our Nanobodies are manufactured by starting with cells, which are stored in a cell bank. We have one master cell bank for each product manufactured in accordance with cGMP. Half of each master cell bank is stored at a separate site so that, in case of a catastrophic event at one site, sufficient vials of the master cell bank would remain at the alternative storage site to allow manufacturing to continue.

We have worked very closely with some of our CMOs over many years and as such they have considerable experience in producing Nanobodies. Nanobodies can be produced in a wide variety of industry-standard hosts including microbial (yeast or bacteria) or mammalian cells. Currently, caplacizumab is being produced in the bacteria E. coli and our other proprietary programs, including ALX-0171, are being produced in the yeast Pichia Pastoris. For the manufacture of Nanobodies in our partnered programs, our collaborators have chosen to use either CMOs or their own internal manufacturing facilities. Currently, our partnered clinical-stage Nanobodies are being produced in either E. coli, Pichia Pastoris or CHO cells.

Nanobodies have been produced at our CMOs using 500 liter and 1,500 liter fermentation vessels, with preparations now underway to allow scale-up to 5,000 liter or 15,000 liter vessels. The transition from research volumes (up to 150 liter fermenters done in our laboratories) to larger scale (500 liter and 1,500 liter fermenters) has been smooth and so we do not anticipate any material problems in moving to these higher production volumes.

The Nanobody product candidate is the therapeutically active ingredient and is termed the Drug Substance. Drug Substance is formulated into a dosage form termed the Drug Product. Usually we produce the Drug Substance at one specialist CMO, and then at the same CMO or after transferring to another specialist CMO, the Drug Product is produced. Production of Drug Product involves purification, filtration, and formulation of the Nanobody using a variety of standard industry processes. We conduct a series of studies to identify the optimal formulation for each product candidate depending on its intended use. Stability studies are also conducted to ensure the product candidate is stable throughout the manufacturing process and that it has an acceptable storage shelf life (typically several years). A third group of specialist CMOs is used to take the Drug Product and fill, label, package, store and distribute our product candidates.

The nebulizer used to administer ALX-0171 for the treatment of RSV is manufactured and provided by Vectura. Pursuant to the terms of the agreement, we were granted an exclusive license to, and we have worked with Vectura to create, a customized nebulizer for our Phase I and Phase II trial of ALX-0171 for RSV. Vectura is eligible to receive a non-material milestone payment upon the first successful completion of a Phase II and Phase III trial and non-material milestone payments upon approval of ALX-0171 for the treatment of RSV in various global jurisdictions. We will also pay Vectura low single digit percentage royalties on the net sales if we commercialize ALX-0171 using the Vectura nebulizer. We expect that the cost of the nebulizer will be marginal and not affect the pricing of ALX-0171 for RSV, if approved.

Competition

We participate in a highly innovative industry characterized by a rapidly growing understanding of disease biology, quickly changing technologies, intellectual property barriers to entry, and a multitude of companies involved in the creation, development and commercialization of novel therapeutics. These companies are highly sophisticated and often collaborate strategically with each other.

We compete with a wide range of pharmaceutical companies, biotechnology companies, academic institutions and other research organizations for novel therapeutic targets, new technologies, talent, financial resources, intellectual property rights and collaboration opportunities. Many of our competitors and potential competitors have substantially greater scientific, research and product development capabilities as well as greater financial, manufacturing, marketing and human resources than we do. In addition, there is intense competition to establish clinical trial sites and register patients for clinical trials. Many specialized biotechnology firms have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competitive with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance.

With regard to our lead wholly owned product candidate, caplacizumab for the treatment of aTTP, there is no approved drug indicated for this disease and we are not aware of any drug candidates in development. Shire Pharmaceuticals Plc has a recombinant ADAMTS13 enzyme which they are developing for congenital TTP which they may choose to explore in the treatment of aTTP. The current standard of care for aTTP is plasma exchange in combination with immunosuppressive agents such as corticosteroids and rituximab.

For our anti-RSV Nanobody, ALX-0171, there is also no widely adopted therapeutic approved for the treatment of RSV infections in infants. The only product currently approved for the treatment of RSV infection is ribavirin, which is marketed as Virazole by Valeant Pharmaceuticals. This is only approved for treatment of hospitalized infants and young children with severe lower respiratory tract infections due to RSV. Ribavirin has been reported to have limited efficacy and limited anti-viral activity against RSV. Moreover, administration of the drug is complicated and requires elaborate environmental reclamation devices because of potential harmful effects on health care personnel exposed to the drug. Synagis (palivizumab) is a monoclonal antibody developed by AstraZeneca plc which, like ALX-0171, targets the F-protein on the surface of the RSV virus. It is administered by injection and indicated for the prevention of serious lower respiratory tract disease in infants who are at particular risk of contracting an RSV infection. Palivizumab is only indicated as a prophylactic not as a therapeutic.

There are multiple product candidates in development as prophylactics, vaccines and therapeutics targeting various high risk RSV segments such as infants, the elderly and the immunosuppressed, including programs owned by Gilead Sciences, Johnson & Johnson, Regeneron Pharmaceuticals and Novovax, Inc.

Our other wholly owned and partnered programs face a wide range of competition from both small molecules and monoclonal antibodies as well as other novel platform technologies. We are aware of several companies that may compete with us in the search for novel therapeutics based on single domain antibody product candidates, including GlaxoSmithKline, Crescendo Biologics Ltd., VHSquared Ltd. and Camel-IDs SV/SA.

Our commercial opportunity could be reduced or eliminated if our competitors’ products prove to be safer and more tolerable, more effective, more convenient to dose, less expensive, faster to approve, or more effectively marketed and reimbursed than any of our product candidates that may gain regulatory approval. In addition, the level of generic competition and the availability of reimbursement from government and other third-party payors will impact the commercial viability of our programs.

Significant Collaborations

Below is a summary of our significant collaboration agreements. As discussed below, we are eligible to receive up to a maximum amount of approximately €1.5 billion in development milestones, €1.0 billion in regulatory milestones and €8.0 billion in commercial milestones pursuant to the terms of the agreements summarized below, in addition to sales royalties on commercialized products.

Merck & Co., Inc.

In October 2012, we entered into a collaboration agreement with Essex Chemie AG, a subsidiary of Merck & Co., Inc., or Essex, to develop and commercialize Nanobody candidates directed towards a voltage gated ion channel with the option to develop and commercialize a Nanobody directed towards a second target. Under the terms of the agreement, we granted Essex an exclusive, worldwide license under certain of our intellectual property to develop and commercialize Nanobody-based products against the selected target, with an option for similar rights to a second target. Upon signing, Essex paid us a €6.5 million upfront payment and a €2.0 million fee for research funding. In addition, subject to achieving the milestones specified in the agreement, we are eligible to receive up to €429.0 million in the aggregate for research, regulatory and commercial milestone payments associated with the progress of multiple candidates as well as tiered percentage royalties, ranging from mid-single digits to low-teens, on net sales above a one-time aggregate specified threshold of any products derived from the collaboration. We are responsible for the discovery of Nanobody candidates and Essex will be responsible for the research, development, manufacturing and commercialization. In 2015 and then again in 2016, we announced extensions of this research collaboration, increasing funding obligations by Essex, with the latter extension also being accompanied by a €1.0 million milestone payment to us.

Essex’s royalty obligations expire on a product-by-product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to Essex with respect to such product in such jurisdiction and (ii) ten years after the first commercial sale of such product in such jurisdiction.

Unless earlier terminated, the agreement will expire upon the expiration of the last royalty term for a licensed product under the agreement. Essex may terminate the agreement, in whole or in part, for convenience upon written notice. Each party may terminate the agreement, in whole or in part, upon an uncured material breach by the other party. If Essex terminates for a material uncured breach by us, among other consequences, the licenses we granted to Essex under the agreement will become perpetual and irrevocable, and royalties payable to us thereafter will be reduced as specified in the agreement. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

In January 2014, we entered into a separate research collaboration and licensing agreement with Merck. This collaboration and licensing agreement is focused on the discovery and development of Nanobodies (including bi- and tri-specifics) against up to five targets or target combinations. The Nanobody candidates are directed toward so called “immune checkpoint modulators,” which are proteins believed to be important potential targets for the development of cancer immunotherapies, a rapidly emerging approach to the treatment of a wide range of tumor types. Under the terms of the agreement, we grant Merck an exclusive, worldwide license under certain of our intellectual property to develop and commercialize Nanobody-based products against such targets.

Pursuant to the agreement, we received an upfront payment of €20.0 million and were eligible to receive research funding during the initial three year research term of the collaboration. In addition, subject to achieving the milestones specified in the agreement, for each of the first two product candidates generated against the five targets or target combinations we are eligible to receive milestone and royalty payments when pre-agreed milestones are achieved. Specifically, we are eligible to receive up to €186.0 million in development milestone payments and €1.49 billion in commercial milestone payments for the five programs in the aggregate, plus tiered percentage royalties, ranging from mid-single digits to low teens, on annual net sales above a one-time aggregate specified threshold of licensed products. Merck will be responsible for the development, manufacturing and commercialization of any products resulting from the collaboration. In 2015, we received a one-time €3.5 million proof-of-concept payment under this agreement.

In July 2015, we amended the 2014 agreement to expand this immuno-oncology collaboration with Merck to address an increased number of immune checkpoint modulator targets. As part of this expansion, we are responsible for the discovery and development of Nanobodies (mono-specific and multi-specific) against up to 12 additional individual targets and target combinations through to the in vivo pre-clinical proof-of-concept stage, after which Merck will have the option to advance specified lead candidates. Under the terms of this expansion, which provides for a program-by-program research term of 36 months from finalization of the applicable work plan, we received a €13.0 million upfront payment comprising exclusivity fees and FTE payments and are eligible to receive further research funding over the term of the collaboration. In addition, we will be eligible to receive additional exclusivity fees, depending on the number of programs for which Merck decides to exercise its licensing option, plus tiered percentage royalties, ranging from mid-single digits to low teens, on annual net sales above a one-time aggregate specified threshold upon commercialization of any licensed Nanobody products. Subject to achieving the milestones specified in the agreement, for each of the first two product candidates generated against the 12 targets or target combinations we are eligible to receive milestone and royalty payments when pre-agreed milestones are achieved. Specifically, we are eligible to receive up to €338.5 million in development and commercial payments per each program, totaling up to €486.0 million in development milestones and €3.57 billion in commercial milestones in the aggregate, for all the programs covered by this agreement. Merck will be responsible for clinical development, manufacturing and commercialization of any products resulting from the collaboration.

Merck’s obligation to pay royalties under the 2014 agreement, including the 2015 expansion, expires on a product-by-product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to Merck with respect to such product in such jurisdiction and (ii) ten years after the first commercial sale of such product in such jurisdiction. Unless earlier terminated, the agreement will expire upon the expiration of the last royalty term for a licensed product under the agreement. Merck may terminate the agreement, in whole or in part, for convenience upon written notice. Each party may terminate the agreement, in whole or in part, upon an uncured material breach by the other party. If Merck terminates for a material uncured breach by us, among other consequences, the licenses we grant to Merck under the agreement will become perpetual and irrevocable, and royalties payable to us thereafter will be reduced as specified in the agreement.

The agreements do not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

We anticipate that Merck will commence a Phase I clinical trial for the first of these programs in the first half of 2018.

AbbVie

In September 2013, we entered into a global license agreement with AbbVie relating to the development and commercialization of the anti-IL-6R Nanobody, vobarilizumab, in both RA and SLE. As part of the agreement, we assumed responsibility for the execution of Phase II clinical development for vobarilizumab in both RA and SLE. Additionally, we granted AbbVie exclusive opt-in rights to obtain an exclusive, worldwide license under certain of our intellectual property to develop and commercialize any product containing vobarilizumab, or licensed product, in any indication. AbbVie’s opt-in rights become effective upon our delivery of results from Phase II trials of vobarilizumab conducted by us in RA and SLE, respectively, and expire within a certain specified period. If AbbVie exercises its opt-in rights, AbbVie assumes complete responsibility for the further development and commercialization of the licensed products. If AbbVie does not exercise its opt-in rights, the agreement will terminate immediately upon the expiry of such opt-in rights.

In July 2016, we communicated results from a Phase IIb monotherapy trial with vobarilizumab in 251 RA patients and in August 2016 we communicated results from a Phase IIb combination trial with methotrexate in 345 patients with RA. In October 2016, AbbVie decided not to exercise its right to opt-in and exclusively license vobarilizumab at that time. The Phase II trial of vobarilizumab in patients with SLE is ongoing. Recruitment of 312 patients has been achieved ahead of schedule and top line results are expected in the first half of 2018, at which time AbbVie again has the right to opt-in and exclusively license vobarilizumab.

We received a $175 million upfront payment under the agreement. If AbbVie exercises its opt-in right under the agreement with respect to vobarilizumab, we are eligible to receive, subject to achieving the milestones specified in the agreement, up to an aggregate of $415.0 million in regulatory milestones and $150.0 million in commercial and tiered percentage royalties, ranging from low teens to mid-teens, on net sales of licensed products. The royalty term expires on a licensed product-by-licensed product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to AbbVie covering such licensed product in such jurisdiction, (ii) ten years after the first commercial sale of such licensed product in such jurisdiction or (iii) expiration of regulatory exclusivity for such licensed product in such jurisdiction.

Unless earlier terminated, if AbbVie exercises its opt-in rights, the agreement will expire upon the expiration of the last royalty term for a licensed product under the agreement. If AbbVie does not exercise its opt-in rights, the agreement will terminate immediately upon the expiry of such opt-in rights. AbbVie may terminate the agreement immediately in the event of a failure or serious safety issue resulting from the licensed product. We may terminate if AbbVie challenges the licensed intellectual property under the agreement. Each party may terminate the agreement upon an uncured material breach of the other party or in whole or in part upon an insolvency or similar event of the other party. However, if AbbVie breaches its diligence obligations with respect to a particular jurisdiction, our right to terminate is limited to such jurisdiction. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Boehringer Ingelheim

In September 2007, we entered into a strategic alliance with Boehringer Ingelheim International GmbH, or B.I., to discover, develop and commercialize up to 10 different Nanobody therapeutics across multiple therapeutic areas through targeted collaborative research programs, or discovery programs. Under the agreement, we granted B.I. an exclusive, worldwide license under certain of our intellectual property rights to research certain specified target proteins, or B.I. target proteins, in accordance with applicable work plans and to commercialize licensed products that relate to the B.I. target proteins. B.I. granted us a non-exclusive license under certain of B.I.’s intellectual property to research such B.I. target proteins, in accordance with such work plan.

We received €42.9 million in upfront payments, license fees and FTE payments during the research term of the agreement. Additionally, in 2010, we received a €5.0 million milestone payment when B.I. selected the first Nanobody from this alliance for development. In 2012, we received a second €5.0 million milestone payment under the agreement when B.I. selected a second Nanobody for development. In 2016, two €8.0 million milestone payments were received under the agreement as a result of a Phase I trial initiation by B.I. of both a bi-specific anti-VEGF/Ang2 Nanobody in patients with solid tumors and a Phase I trial initiation in healthy volunteers with an anti-CX3CR1 Nanobody. B.I. is responsible for the development, manufacture and commercialization of any products arising from the collaboration.

In addition, for each licensed product or compound which is developed, we can receive up to €125.0 million in the aggregate in potential development and regulatory milestone payments plus tiered percentage royalties, ranging from high single digits to mid teens, on net sales of licensed products worldwide.

The royalty term expires on a product-by-product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to B.I. with respect to such product in such jurisdiction and (ii) ten years after the first commercial sale of such product in such jurisdiction.

Unless earlier terminated, the agreement will expire upon the expiration of the last royalty term for a licensed product under the agreement. B.I. may terminate the agreement for convenience upon written notice (i) in its entirety on any anniversary of the date of the agreement and (ii) as to a particular panel of licensed compounds at any time. We may terminate the agreement if B.I. challenges the licensed intellectual property under the agreement and may terminate on a jurisdiction-by-jurisdiction basis with respect to a particular panel of licensed compounds for an uncured breach by B.I. of its diligence obligations in such jurisdiction with respect to such panel. Each party may terminate the agreement upon an uncured material breach of the other party or in whole or in part upon an insolvency or similar event of the other party. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Merck KGaA

In September 2008, we entered into an agreement with Merck Serono, a division of Merck KGaA, to co-discover and co-develop Nanobodies, including ALX-0761, against two therapeutic targets through joint research and development programs, or JRDPs. Under the agreement, we were jointly responsible with Merck KGaA for research activities related to the discovery of Nanobodies.

In 2013, we announced that Merck Serono had initiated a Phase I trial with an anti-Il-17A/F Nanobody arising from the agreement. We opted out in full of the corresponding JRDP, and, as a result, Merck Serono paid us a milestone payment of €2.5 million, received an exclusive worldwide license to ALX-0761 and became solely responsible for the development and commercialization of this molecule. We are eligible for further development, regulatory and commercial milestone payments of up to €122.5 million in the aggregate, subject to achieving the milestones specified in the agreement, plus tiered percentage royalties, ranging from mid-single digits to low-teens, on net sales of the licensed products. In 2017, Merck Serono announced encouraging data from a Phase Ib trial with the anti-IL-17A/F Nanobody in psoriasis patients and confirmed that they had partnered the program with Avillion LLP to take the product into Phase II trials in plaque psoriasis.

The royalty term under the agreement expires on a licensed product-by-licensed product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to Merck KGaA with respect to such licensed product in such jurisdiction and (ii) ten years after the first commercial sale of such licensed product in such jurisdiction.

The agreement will expire upon the expiration of the last applicable royalty term. Merck KGaA may terminate the agreement for convenience in its entirety upon 90 days’ prior written notice to us and may also discontinue the commercialization for convenience on upon 90 days’ prior written notice to us. There are no other JRDPs active under this 2008 agreement with Merck Serono.

In November 2011, we entered into another agreement with Merck KGaA, to co-discover and develop Nanobodies against two targets in osteoarthritis through JRDPs. We received a €20.0 million upfront payment and are responsible for the delivery of pre-clinical packages that are intended to form the basis of Investigational New Drug (IND) filings. Depending on when, and if, we opt out of the co-development of each selected program, we will be eligible for approximately €80.0 to €120.0 million in the aggregate for development, regulatory and commercial milestones plus tiered percentage royalties, ranging from mid-single digits to low-teens, on net sales of licensed products upon successful development and regulatory approval of the product. If we do not opt out of the co-development of the program, we and Merck KGaA will share equally the co-development costs and the resulting profits and we will be eligible for up to €120.0 million in the aggregate of development and regulatory milestones, subject to achieving the milestones specified in the agreement, plus tiered percentage royalties upon successful development and regulatory approval of the product. In May 2017, we announced that Merck KGaA had accepted the pre-clinical package for the first Nanobody under this agreement and this triggered the payment of a €15.0 million milestone payment to us. Pursuant to the terms of the agreement, we have opted out of the co-development of this program, giving Merck KGaA an exclusive, worldwide license. Merck KGaA is now responsible for the development and commercialization of this Nanobody. Under this first program, we are eligible to receive up to approximately €120.0 million in the aggregate of development, regulatory and commercial milestones plus tiered percentage royalties, ranging from mid-single digits to low-teens, on net sales of licensed products. The royalty term under the agreement expires on a licensed product-by-licensed product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed to Merck KGaA with respect to such licensed product in such jurisdiction and (ii) ten years after the first commercial sale of such licensed product in such jurisdiction.

Unless earlier terminated, each JRDP under the agreement expires upon the earlier of (i) our full opt-out from such JRDP or (ii) the start of commercialization of licensed products resulting from such JRDP. Each party may terminate a JRDP upon an uncured material breach of the other party (including such party’s breach of its diligence requirements) in respect of such JRDP. Such termination will not affect other JRDPs under the agreement. Upon a material uncured breach by us, among other consequences, Merck KGaA may elect to reduce milestone payments and royalties payable to us under such JRDP by 50%. If Merck KGaA terminates a JRDP for an uncured material breach by us, neither party will have the right to continue development of any candidates resulting from such JRDP.

Unless earlier terminated, the agreement will expire, with respect to each JRDP for which we have not opted out either in full or in part, on licensed product-by-licensed product and jurisdiction-by-jurisdiction basis on the date that commercialization of such licensed products from such JRDP ceases in such jurisdiction. If we have opted out in full of all JRDPs, the agreement will expire upon the expiration of the last applicable royalty term. Merck KGaA may terminate the agreement for convenience in its entirety or on a JRDP-by-JRDP basis upon 90 days’ prior written notice to us and may also discontinue the commercialization for convenience on a licensed product-by-licensed product basis upon 90 days’ prior written notice to us. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Sanofi S.A.

In July 2017, we entered into a research collaboration and global exclusive licensing agreement with Sanofi initially focused on developing and commercializing Nanobody-based therapeutics for the treatment of various immune-mediated inflammatory diseases. This collaboration gives Sanofi access to certain Nanobodies in our existing portfolio as well as to our scientists and proprietary Nanobody platform. Under the terms of the agreement, Sanofi gains exclusive global rights to certain multi-specific Nanobodies against selected targets, with options for similar rights to additional targets, for a total of eight potential Nanobody product candidates. The financial terms include an upfront payment of €23.0 million to us, comprised of license and option fees. In addition, we will receive research funding, estimated to amount to €8.0 million for the initially selected targets. Upon exercise of options to additional targets, Sanofi will pay us further option exercise fees and research funding. Sanofi will be responsible for the development, manufacturing and commercialization of any products resulting from this agreement. We will be eligible to receive up to €440.0 million in development milestone payments, €200.0 million in regulatory milestone payments and €1.76 billion in commercial milestone payments in the aggregate, subject to achieving the milestones specified in the agreement, plus tiered percentage royalties, ranging from mid-single digits to low-teens, on the net sales of any products originating from the collaboration.

The royalty term expires on a product-by-product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed with respect to such product in such jurisdiction and (ii) the expiration of regulatory exclusivity to distribute, market or sell such product in such jurisdiction.

Unless earlier terminated, the agreement will expire upon (i) the expiration of the last royalty term for a licensed product under the agreement or (ii) if no licensed products have been developed, the date where Sanofi is no longer eligible to select a Nanobody-based compound after the conclusion of all research programs under the agreement. Sanofi may terminate the agreement (i) for convenience upon written notice, (ii) if we undergo a change in control or (iii) in the event of safety concerns with respect to any research program, selected target or Nanobody product. We may terminate the agreement if Sanofi challenges the licensed intellectual property under the agreement. Each party may terminate the agreement upon an uncured material breach of the other party or upon an insolvency or similar event of the other party. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Eddingpharm

In August 2013, we entered into a collaboration agreement with Eddingpharm, pursuant to which we grant Eddingpharm an exclusive, royalty-bearing license, to develop and commercialize our anti-RANKL Nanobody, ALX-0141, in the People’s Republic of China, Hong Kong, Macao and Taiwan, which we refer to as Greater China, for the treatment of a range of diseases, including osteoporosis and bone metastases. We received an upfront payment from Eddingpharm of €2.0 million. We are also eligible to receive commercial milestone payments of up to €11.0 million in the aggregate, subject to achieving the milestones specified in the agreement, as well as tiered double-digit royalties of up to 20% on annual net sales of licensed products in Greater China. Under the terms of the collaboration, Eddingpharm is responsible for the clinical development, registration and commercialization of anti-RANKL Nanobody therapeutics in Greater China. We will have access to the data generated by Eddingpharm to support potential licensing discussions in other geographic regions.

Unless earlier terminated, the agreement will expire upon the later of (i) the expiration in Greater China of the last-to-expire patent licensed under the agreement or (ii) ten years after the first authorized commercial sale in Greater China of a licensed product. Eddingpharm may terminate the agreement for convenience upon three months’ prior written notice. We may terminate upon an insolvency or similar event of Eddingpharm or if Eddingpharm challenges our intellectual property licensed under the agreement. Each party may also terminate the agreement upon an uncured material breach of the other party. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

In September 2014, we expanded our relationship with Eddingpharm and granted them an exclusive, royalty-bearing license to develop and commercialize our anti-TNF alpha Nanobody, ozoralizumab, and certain other anti-TNF alpha Nanobodies in Greater China for all indications, including RA. Under the terms of the agreement, Eddingpharm will be responsible for the registration and commercialisation in Greater China of licensed products. We received an upfront payment of €2.0 million and we are entitled to receive development and commercial milestone payments of up to €16.0 million plus tiered, double-digit percentage royalties, ranging from low teens to up to 20%, on annual net product sales in Greater China. We will have access to the clinical data generated by Eddingpharm to support potential licensing discussions in other geographic regions.

The term and termination provisions under the 2014 agreement are substantially similar to the analogous provisions under our 2013 agreement with Eddingpharm, described above.

Novo Nordisk

In November 2015, we entered into a global exclusive collaboration and licensing agreement with Novo Nordisk A/S, or Novo Nordisk, under which we will work together to discover and develop novel multi-specific Nanobody drug candidates for use in an undisclosed disease area, with the option to expand to a second Nanobody program. We received an upfront licensing payment of €5.0 million and may receive up to €4.0 million in research funding during the initial three year research term. We will additionally be entitled to a €4.0 million exercise fee should Novo Nordisk decide to exercise its option to the second program. We are eligible to receive development, regulatory and commercial milestone payments of up to €181.8 million in the aggregate per program, subject to achieving the milestones specified in the agreement, plus tiered percentage royalties, ranging from mid-single digits to low-teens on the annual net sales of any products resulting from this agreement. The royalty term expires on a product-by-product and jurisdiction-by jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed with respect to such product in such jurisdiction and (ii) ten years after the first commercial sale of such product in such jurisdiction. In November 2016, we achieved an initial discovery milestone with a multi-specific Nanobody construct as part of this collaboration, triggering a €1.0 million milestone payment to us. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Unless earlier terminated, the agreement will expire upon the expiration of the last royalty term for a licensed product under the agreement. Novo Nordisk may terminate the agreement for convenience upon prior written notice. We may terminate upon an insolvency or similar event of Novo Nordisk or if Novo Nordisk challenges our intellectual property licensed under the agreement. Each party may also terminate the agreement upon an uncured material breach of the other party.

Taisho Pharmaceutical Co., Ltd.

In June 2015, we entered into an exclusive license agreement with Taisho Pharmaceutical Co., Ltd., or Taisho, for the development and commercialization of our anti-TNF alpha Nanobody, ozoralizumab, for the treatment of RA in Japan. Taisho will be responsible for the development, registration and commercialization of ozoralizumab. Under the terms of the agreement, we received an upfront payment of $3.0 million and are eligible for development and commercial milestone payments of up to $19.0 million in the aggregate, subject to achieving the milestones specified in the agreement, and tiered percentage royalties, ranging from low-teens up to 20%, on annual net sales of licensed products in Japan.

Unless earlier terminated, the agreement will expire upon the later of (i) the expiration in Japan of the last-to-expire patent or patent application licensed under the agreement and (ii) ten years after the first authorized commercial sale in Japan of a licensed product. We may terminate upon an insolvency or similar event of Taisho or if Taisho challenges our intellectual property licensed under the agreement. Each party may also terminate the agreement upon an uncured material breach of the other party. The agreement does not provide for specific damages in the event of a material breach, but the parties will retain remedies under applicable law.

Intellectual Property

We aim to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the Nanobody platform technologies incorporated into, or used to produce, our product candidates, the compositions of matter of our product candidates and their methods of use, as well as other inventions that are important to our business. Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

The patent positions for biopharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our platform technologies and product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Nanobody Technology Platform

As of June 1, 2017, our Nanobody technology platform patent portfolio is in part in-licensed (see below) and in part wholly owned by us, and includes more than ten issued U.S. patents, more than ten pending U.S. patent applications, more than 180 issued foreign patents and more than 100 pending foreign patent applications. The issued patents and patent applications in this family are directed to methods for producing and manufacturing Nanobody-based pharmaceuticals and specific formulations of Nanobody-based pharmaceuticals. The wholly-owned and licensed issued patents, and any patents that may eventually issue from the pending patent applications, in this portfolio are expected to expire between 2020 and 2037, excluding any additional term for patent term adjustments.

Caplacizumab

As of June 1, 2017, our patent portfolio relating to caplacizumab composition and methods of use is wholly owned by us and includes approximately three issued U.S. patents, three pending U.S. patent applications, more than twenty-five issued foreign patents and more than forty pending foreign patent applications. The issued patents and patent applications in this portfolio are directed to compositions of matter for caplacizumab, a formulation of caplacizumab and methods of using caplacizumab. The issued patents, and any patents that may eventually issue from the pending patent applications in this portfolio, are expected to expire between 2024 and 2035, excluding any additional term for patent term adjustments or patent term extensions.

ALX-0171

As of June 1, 2017, our patent portfolio relating to ALX-0171 composition and methods of use is wholly owned by us and includes approximately one issued U.S. patent, four pending U.S. patent applications, more than ten issued foreign patents and more than twenty pending foreign patent applications. The issued patents and patent applications in this family are directed to compositions of matter for ALX-0171, a formulation of ALX-0171 and methods of using ALX-0171. The issued patents, and any patents that may eventually issue from the pending patent applications in this portfolio, are expected to expire between 2030 and 2037, excluding any additional term for patent term adjustments or patent term extensions.

Vobarilizumab

As of June 1, 2017, our patent portfolio relating to vobarilizumab composition and methods of use is wholly owned by us and includes approximately five issued U.S. patents, four pending U.S. patent applications, more than five issued foreign patents and more than twenty pending foreign patent applications. The issued patents and patent applications in this family are directed to compositions of matter for vobarilizumab, a formulation of vobarilizumab and methods of using vobarilizumab. The issued patents, and any patents that may eventually issue from the pending patent applications in this portfolio, are expected to expire between 2030 and 2035, excluding any additional term for patent term adjustments or patent term extensions.

Ozoralizumab

As of June 1, 2017, our patent portfolio relating to ozoralizumab composition and methods of use is wholly owned by us and includes approximately three issued U.S. patents, one pending U.S. patent application, more than 30 issued foreign patents and more than fifty pending foreign patent applications. The issued patents and patent applications in this family are directed to compositions of matter for ozoralizumab, a formulation of ozoralizumab and methods of using ozoralizumab. The issued patents and any patents that may eventually issue from the pending patent applications, in this portfolio are expected to expire between 2026 and 2032, excluding any additional term for patent term adjustments or patent term extensions.

ALX-0141

As of June 1, 2017, our patent portfolio relating to ALX-0141 composition and methods of use is wholly owned by us and includes approximately four issued U.S. patents, three pending U.S. patent applications, more than ten issued foreign patents and more than ten pending foreign patent applications. The issued patents and patent applications in this family are directed to composition of matter for ALX-0141, a formulation of ALX-0141 and methods of using ALX-0141. The issued patents and any patents that may eventually issue from the pending patent applications, in this portfolio are expected to expire between 2028 and 2032, excluding any additional term for patent term adjustments or patent term extensions.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. In addition, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date (excluding any patent term extension(s) where available). The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have an adverse impact on us. Given that patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially longer, we cannot be certain that we were the first to file patent applications covering our inventions. We can also not be certain that, at some future point in time, a non-published patent application of a third party may publish with claims that would require us to alter our development or commercial strategies, or that such third party patent application may later on issue with claims that would require us to alter our development or commercial strategies.

Furthermore, in addition to patent protection, we also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including certain aspects of our llama immunization methodology and our technologies for generating, optimizing and producing/manufacturing Nanobody-based pharmaceuticals. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with our employees and consultants and any potential commercial partners and collaborators, and invention assignment agreements with our employees. We also have or intend to implement confidentiality agreements or invention assignment agreements with our selected consultants and any potential commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We cannot guarantee, however, that we have executed such agreements with all applicable employees, consultants, partners and collaborators or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding the risks associated with our trade secrets, please see “Risk Factors – Risks Related to Intellectual Property.”

Trademarks

As of June 30, 2017, we own the U.S. registered trademark Nanobody®.

Licenses

VIB, a life sciences research institute in Flanders, Belgium

In November 2001, in connection with establishing our company, VIB, a life sciences research institute in Flanders, Belgium, contributed-in-kind to us an exclusive, perpetual and irrevocable license in a family of patent and patent applications relating to camel antibodies, which we refer to as the Hamers Patents, to research, develop, manufacture and commercialize therapeutic products for the treatment of disease in animals and humans. In consideration for this contribution-in-kind, VIB was granted 750,000 of our ordinary shares. The license to the Hamers Patents will remain ours until the expiration of the patents, the last of which we expect to expire in 2022, or our liquidation or bankruptcy.

Research Corporation Technologies, Inc.

In May 2010, we entered into a license agreement with Research Corporation Technologies, Inc., or RCT. Under the agreement, RCT granted us a non-exclusive, non-transferable, worldwide license under certain of its intellectual property and proprietary materials related to the primary strains of Pichia pastoris to produce and commercialize certain Nanobody products, which we refer to as the RCT technology, which currently covers the Nanobodies used in ALX-0171 and vobarilizumab. We granted RCT a co-exclusive, royalty-free, sub-licensable, worldwide license under certain of our intellectual property related to any improvements we make to the intellectual property we license from RCT to research and commercialize any products outside our licensed field of Nanobody products.

Pursuant to the agreement, we made an upfront nominal payment to RCT. Additionally, for all products sold by us that are manufactured using the RCT technology, we will pay low single digit percentage royalties to RCT. If any of our partners elects to use the RCT technology for manufacturing products, we have the right to grant a sublicense to the RCT technology to our partner. In the event we sublicense the RCT technology, we will remain responsible to RCT for low single digit percentage royalties on the sales of products by our partner, but we expect our partner will be required to compensate us for payments made by us to RCT. If projects are co-owned between us and a third-party such that the proceeds from the sale of products using RCT technology are split between us and the partner, then we expect any royalties due to RCT will be deducted before the royalty income is divided between us and the partner.

The agreement expires on a licensed product-by-licensed product and jurisdiction-by-jurisdiction basis upon the later of (i) the expiration of the last-to-expire patent claim licensed from RCT with respect to such licensed product in such jurisdiction or (ii) ten years after the first commercial sale of such licensed product in such jurisdiction. The last-to-expire patent claim licensed from RCT is expected to expire in 2031. We have the right to terminate the agreement for convenience and each party may terminate the agreement upon any uncured material breach of the other party. In February 2015, the scope of licensed products under the agreement was amended to exclude any Nanobody that binds to RANK-L as the single therapeutic target, in connection with a separate license agreement entered into with RCT as described below.

In February 2015, we entered into a second license agreement with RCT pursuant to which RCT granted us a non-exclusive, non-transferable, worldwide license under certain of its intellectual property and proprietary materials to produce and commercialize certain Nanobody products that bind to RANK-L as the single therapeutic target. We granted RCT a co-exclusive, royalty-free, sub-licensable, worldwide license under certain of our intellectual property related to any improvements we make to the intellectual property licensed from RCT to research and commercialize any products outside our licensed field of RANK-L related products.

Pursuant to the 2015 RCT agreement, we are obligated to pay RCT low single digit percentage royalties on a RANK-L licensed product-by-RANK-L licensed product and jurisdiction-by-jurisdiction basis on net sales of RANK-L related products, subject to certain nominal annual minimum royalties under the agreement. Furthermore, we are required to pay RCT $35,000 for each new counterparty with whom we enter into a license or collaboration agreement to develop or commercialize RANK-L licensed products.

The 2015 RCT agreement has a similar term to our 2010 RCT agreement and is subject to similar termination rights as described above for the 2010 RCT agreement. The last-to-expire patent claim licensed under the 2015 RCT agreement is expected to expire in 2031.

Domantis Limited

In October 2009, we entered into an agreement with Domantis Limited, or Domantis, granting us rights to European Patent EP0368684B2, which we refer to as the Winter II patent, and any European national entries thereof. We received a non-exclusive, non-transferable license for us and our partners to exploit the subject matter of the Winter II patent for single domain antibodies, as well as a covenant not to take legal action for any previously-developed product which might be covered by the Winter II patent. In exchange, we agreed to pay Domantis a tiered, low single digit percentage royalties on the first five applicable products commercially sold by us or our partners for a period of ten years from first sale, on a product-by-product basis.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and their implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including nonclinical testing, clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning or untitled letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	nonclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA’s GLP regulations;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with Good Clinical Practices, or GCP;

•	preparation and submission to the FDA of a Biologic License Application, or BLA, for a biologic product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

•	review of the product by an FDA advisory committee, if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA approval of the BLA and licensure of the new biologic product; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies required by the FDA.

Nonclinical Studies and Investigational New Drug Application

Before testing any biologic product candidate in humans, the product candidate must undergo nonclinical testing. Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the nonclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the nonclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an Investigational New Drug, or IND, application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

As a result, submission of the IND may result in the FDA not allowing the trial to commence or on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed. This could cause significant delays or difficulties in completing planned clinical trials in a timely manner. The FDA may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the FDA is able to validate the study data through an onsite inspection, if necessary.

Further, each clinical trial must be reviewed and approved by an institutional review board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend continuation of the study as planned, changes in study conduct, or cessation of the study at designated check points based on access to certain data from the study.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

•	Phase I clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients.

•	Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase III clinical trials.

•	Phase III clinical trials proceed if the Phase II clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase III clinical trials are undertaken within an expanded patient population to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase IV clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase IV clinical trials could result in withdrawal of approval for products.

Compliance with cGMP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA.

Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Review and Approval of a BLA

The results of product candidate development, nonclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting a license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA is sufficient to accept for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or the PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of an application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2, based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission and six months to review a Class 2 resubmission. The FDA will not approve an application until issues identified in the complete response letter have been addressed. The FDA issues a denial letter if it determines that the establishment or product does not meet the agency’s requirements.

The FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase IV clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation.

The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A biologic product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, untitled letters or warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Orphan Drug Designation

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the product for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The product must then go through the review and approval process like any other product.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act, or BPCIA, established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. To date, while biosimilar products have been approved by the FDA for use in the United States, no interchangeable biosimilars have been approved.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. However, to rely on such exclusivities for establishing or protecting our market position is not without risk, as such laws are subject to changes by the legislature. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the European Medicines Authority, or EMA, for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the Member States. Under this system, an applicant must obtain approval from the competent national authority of a European Union Member State in which the clinical trial is to be conducted or in multiple Member States if the clinical trial is to be conducted in a number of Member States. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The clinical trial application, or CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the Member States and further detailed in applicable guidance documents.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will apply in 2019. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all Member States, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure using a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union Member States. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

Regulation of Combination Products in the United States

Certain products may be comprised of components that would normally be regulated under different types of regulatory authorities and frequently by different centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

•	A product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

•	Two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

•	A drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•	Any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the United States Federal Food, Drug, and Cosmetic Act, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, the FDA center responsible for premarket review of the biologic product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit a company’s ability to generate revenue.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, we will face challenges in ensuring obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments, or HTAs) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union Member States and parallel trade (arbitrage between low-priced and high-priced Member States) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

•	HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;

•	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Recent healthcare reform legislation has strengthened these federal and state healthcare laws. For example, the ACA amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Violations of these laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the U.S. Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under governmental and private insurance plans. Among the provisions of the ACA of importance to our potential product candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•	expanding the types of entities eligible for the 340B drug discount program;

•	establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board, or IPAB, which, if impaneled, would have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription products; and

•	establishment of the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending (funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019).

Since its enactment, there have been judicial and Congressional challenges to numerous aspects of the ACA. In January, Congress voted to adopt a budget resolution for fiscal year 2017 that, while not a law, is widely viewed as the first step toward the passage of legislation to repeal the ACA. In May 2017, the House of Representatives passed legislation to repeal and replace portions of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed. We cannot predict how the ACA, its possible repeal, or any legislation that may be proposed to replace the ACA will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

Employees

As of June 30, 2017, we had 406 staff on the payroll comprising 360 permanent employees, 38 employees with a temporary contract (i.e., individuals on the payroll with a fixed-term contract), eight Executive Committee members, all of whom are “self-employed” according to Belgian law and on the payroll, and 28 consultants (who work at least 50% of the time for us but are not on the payroll and are not working exclusively for us). At each date shown below, we had the following numbers of staff on the payroll, broken out by department, all of which were located in Belgium:

	At December 31,
	2016	2015	2014
Function
Research and development	343	301	280
General and administrative	46	43	41
Total	389	344	321

Collective bargaining agreements, or CBAs, can be entered into in Belgium at the national, industry, or company levels. These CBAs are binding for both employers and employees. Although we have trade union representation, we have, so far, no CBAs at the company level, but we are subject to the national and industry level CBAs that relate to the chemical industry. The relevant CBAs applicable to us relate to employment conditions such as wages, working time, temporary career interruption and supplementary pensions. We have not had, and do not anticipate having, disputes on any of these subjects. CBAs may, however, change the employment conditions of our employees in the future and hence adversely affect our employment relationships.

Facilities

We lease our main office and laboratory space, which is located in Ghent/Zwijnaarde, Belgium and consists of approximately 8,800 square meters. The lease is fixed until 2019 and after this period both parties are entitled to terminate the agreement with a notice period of a minimum of two years. We lease an additional 970 square meters of laboratory and office space also in Ghent/Zwijnaarde, Belgium. The lease for this facility expires in 2021, after which we have the option to extend. In 2017, we also extended our lease agreement with Incubatie- en Innovatiecentrum Universiteit Gent NV, or IIC UGent, for a storage space of 42 square meters also in Ghent/Zwijnaarde, Belgium. This lease agreement is for a period of three years, commencing on March 1, 2017. We also own 25,322 square meters of land in Stekene, Belgium with buildings for the housing of llamas and alpacas.

We believe our current facilities are sufficient to meet our needs for the foreseeable future.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Other than claims we consider to be part of the ordinary course of our business, we are not currently party to any legal proceeding that we consider to have a material impact on our business or where an unfavorable outcome would reasonably be expected to have a material impact on our business.

MANAGEMENT

Our Board of Directors

We currently have nine directors, less than a majority of whom are citizens or residents of the United States.

Under the Belgian Companies Code and under our articles of association, our board of directors must be composed of no less than three members. Above this minimum, the size of our board is determined by our shareholders. Directors are elected, re-elected and may be removed at a general shareholders meeting with a simple majority vote of our shareholders, without notice or further compensation. Pursuant to our articles of association, our directors are elected for a maximum term of four years.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages, as of September 15, 2017:

Name	Age	Term(1)	Position(s)
Dr. Peter Fellner, Ph.D.	73	2018	Chairman of the Board of Directors
Dr. Edwin Moses, Ph.D.(4)	62	2019	Director, Chief Executive Officer
Greig Biotechnology Global Consulting, Inc., permanently represented by Dr. Russell G. Greig, Ph.D.(2)(3)	65	2020	Director
Orfacare Consulting GmbH, permanently represented by Dr. Bo Jesper Hansen, Ph.D.(3)(4)	59	2021	Director
Dr. William Jenkins, B.Chir.(3)(4)	70	2021	Director
Catherine Moukheibir (2)	57	2021	Director
Feadon NV, permanently represented by Dr. Lutgart Van den Berge, Ph.D.	65	2019	Director
Remi Vermeiren(2)	77	2019	Director
Hilde Windels BVBA, permanently represented by Hilde Windels	52	2021	Director

(1)	The term of the mandates of the directors will expire immediately after the annual general meeting of shareholders held in the year set forth next to the director’s name.
(2)	Member of the audit committee.
(3)	Member of the nomination and remuneration committee.
(4)	Member of the research and development committee.

The address for our directors is Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium.

Our shareholders have determined that currently eight out of nine of the members of the board are independent under Belgian law: Dr. Peter Fellner, Remi Vermeiren, Dr. Russell Greig, Catherine Moukheibir, Dr. Bo Jesper Hansen, Dr. William Jenkins, Dr. Lutgart Van den Berghe and Mrs. Hilde Windels. In making such determination, our shareholders meetings considered the requirements under Article 526ter of the Belgian Companies Code and the acknowledgment of each such director that he, she or it complies with such requirements. Dr. Edwin Moses, our chief executive officer, is deemed to not be independent under Belgian law.

Our board of directors has determined that eight out of nine of the members of the board are independent under the NASDAQ listing requirements. Dr. Edwin Moses, our chief executive officer, is deemed to not be independent under the NASDAQ listing requirements.

Each of Greig Biotechnology Global Consulting, Inc., Orfacare Consulting GmbH, Feadon NV and Hilde Windels BVBA, are legal entities acting as a director of our Company. Under Belgian law, these entities must appoint a person, that is a director, partner, manager, member of the management committee or employee of such entity, as its permanent representative. Under Belgian law, such permanent representative is liable, from both a civil and a criminal law perspective, as if he or she would carry out the mandate in his or her own name, without prejudice to the several and joint liability of the legal entity he or she permanently represents. We have no contracts with either of Greig Biotechnology Global Consulting, Inc., Orfacare Consulting GmbH, Feadon NV or Hilde Windels BVBA.

The following is the biographical information of the members of our board of directors:

Dr. Peter Fellner, Ph.D. has served as a member of our board of directors since November 2013. He has served as chairperson of the board of Consort Medical Plc since 2009, Vernalis Plc since 2003 and Mereo BioPharma Group Plc since 2015. He was a member of the Novo A/S Advisory Group from October 2010 to January 2016. He was Chairman of Optos Plc from 2010 until its acquisition by Nikon Corporation in 2015, and served as Vice Chairman of Astex Pharmaceuticals Inc. from 2011 until its acquisition by Otsuka Pharmaceuticals in 2013. He was a Director of the global biopharmaceutical company UCB SA from 2005 to 2014. Mr. Fellner received his Ph.D. in molecular biology from Cambridge University.

Dr. Edwin Moses, Ph.D. has served as a member of our board of directors since 2004 and as our Chief Executive Officer since 2006. In addition to Ablynx, Dr. Moses has held board memberships with the following companies: Capricorn Health-tech Fund from 2011 to 2016, Clinphone Group plc from 2004 to 2008, Fusion IP Plc (formerly Biofusion Plc) from 2004 to 2009, Phoqus Pharmaceuticals Ltd from 2005 to 2008, Pharmaceutical Profiles Ltd from 2004 to 2008, Paradigm Therapeutics Ltd from 2004 to 2006, Avantium Technologies from 2003 to 2006, Evotec OAI AG from 2000 to 2001, Bioimage A/S from 2004 to 2006, Lectus Therapeutics Ltd from 2008 to 2011, Proimmune Ltd from 2001 to 2006, Ionix Pharmaceuticals Ltd. from 2001 to 2005, Oxford Drug Design Ltd from 2001 to 2002, Prolysis Ltd from 2001 to 2003, Oxford Asymmetry International plc from 1993 to 2001, A.M.S. Biotechnology Ltd from February 1993 to June 1993, Hammersmith Imanet Ltd from 1999 to 2000, London Technology Network from June 2002 to November 2002 and Inpharmatica Ltd from 2003 to 2006. Dr. Moses received his B.Sc. and Ph.D. in chemistry from the University of Sheffield.

Russell G. Greig, Ph.D., permanent representative of Greig Biotechnology Global Consulting Inc., has served as a member of our board of directors since 2012. Dr. Greig has been the current chairperson of AM Pharma since January 2012, Mint Solutions since September 2014, Sanifit since July 2015 and eTheRNA since September 2016. He has been a Director of Tigenix since September 2012. He was also a Venture Partner to Kurma Life Sciences, a position held from 2012 until March 2017 and was director at Onxeo from 2013 until April 2017. He served as acting chief executive officer at Isconova from April 2011 to 2013. He was also chairperson of Bionor from July 2015 to March 2016, Syntaxin from June 2011 to August 2013, which was acquired by Ipsen, Novagali from August 2011 to March 2012 which was sold to Santen, and of Isconova from January 2011 to 2013, which was acquired by Novavax. Dr. Greig received his B.Sc. and Ph.D. in biochemistry from Manchester University.

Dr. Bo Jesper Hansen, Ph.D., permanent representative of Orfacare Consulting GmbH, has served as a member of our board of directors since 2013. Dr. Hansen currently serves as chairman of Laborie Inc., a position held since September 2016, and as non-executive director of Newron Pharmaceuticals SpA a position held since 2010, Orphazyme Aps, a position held since 2011, CMC AB, a position held since 2008 and Azanta A/S, a position held since 2016. He was executive chairman of Karolinska Development AB from 2013 until 2017. From January 2010 until May 2016, Dr. Hansen was the executive chairman of the board of Swedish Orphan Biovitrum AB, an international growth company specializing in the development, registration, marketing and distribution of pharmaceutical drugs for rare and life threatening diseases. Dr. Hansen held that position beginning in January 2010 as a result of the merger of Swedish Orphan International AB Group and Biovitrum. Prior to the merger, Dr. Hansen served in numerous positions with Swedish Orphan International AB Group, including as a co-founder and, from 1998 to 2010, chief executive officer, president and member of the board of directors. Dr. Hansen previously served on the board of Onxeo SA and as executive Chairman of TopoTarget A/S from 2010 until 2014, and on the board of Hyperion Therapeutics Inc. from 2011 until its acquisition by Horizon in 2015. He was also non-executive Director of Gambro from 2009 until its acquisition by Baxter in 2013, of Zymenex from 2008 until its acquisition by Chiesi in 2013 and of and Inspyr Therapeutics, Inc. from

2010 till 2017. Prior to this, Dr. Hansen founded Scandinavian Medical Research in 1991 and also served as Medical Advisor for Synthélabo, Pfizer, Pharmacia and Yamanouchi Pharmaceutical. Dr. Hansen received his Doctor of Medicine degree and Ph.D. from the University of Copenhagen.

Dr. William J. Jenkins has served on our board of directors since 2013. He is principal of William Jenkins Pharma Consulting and has been advising a wide range of pharma and biotech companies and investment and venture capital firms in the healthcare sector since 1999. Formerly, Dr. Jenkins was Head of Worldwide Clinical Development and Regulatory Affairs for Novartis Pharma from 1996 to 1999, having previously held the same post at Ciba-Geigy since 1992, and Head of Worldwide Clinical Research for Glaxo Group Research Limited from 1988 to 1992. Dr. Jenkins is currently Senior Independent Director of Consort Medical, a position he has held since 2009, a member of the Board of Allecra Therapeutics GmbH since 2013 and a member of the Strategic Advisory board of Chiesi Farmaceutici since 2009. In addition, he has been a member of the Scientific Advisory boards of BB Biotech Ventures II and III funds since 2005. Dr. Jenkins received his B.A. from Cambridge University in electrophysiology, his M.A. and M.D. in medicine from Cambridge University and his M.Sc. in biochemistry from London University.

Catherine Moukheibir has served as a member of our board of directors and our audit committee since 2013. Ms. Moukheibir has held positions in several European biotech companies after an initial career in strategy consulting and investment banking in Boston and London. Ms. Moukheibir has been a non-executive board member, chair of the audit committee and member of the remunerations committee of GenKyoTex since 2017, the current non-executive chairperson, chair of the audit committee and chair of the remuneration and nominations committee of MedDay Pharma SA since 2016, non-executive board member and chairperson of the Audit Committee at Zealand Pharma since 2014, non-executive board member and member of the Audit Committee at Cerenis since 2015, and Advisory board member at the Imperial College Business School since 2015 and the Yale School of Management since 2016. She served as Senior Advisor, Finance and a member of the executive board of Innate Pharma from 2011 to 2016 and a Chief Financial Officer and a member of the executive committee of Movetis from 2008 until its acquisition by Shire in 2010. Ms. Moukheibir holds an M.A. in economics and an MBA from Yale University.

Dr. Lutgart Van den Berghe, Ph.D., permanent representative of Feadon NV, has served as a member of our board of directors since 2015, has been Managing Director of GUBERNA (Belgian Governance Institute) since 1996 and has been the Extra-Ordinary Professor in Corporate Governance at the University of Ghent since 1997. Dr. Van den Berghe is a Partner of the Vlerick Business School where she served as Chairman of the Competence Center “Entrepreneurship, Governance and Strategy” from 1994 to 2010. Dr. Van den Berghe has extensive governance experience gained as a member of the Belgian Commission for Corporate Governance and as non-executive Director in several companies, such as Belfius since 2012. She is a member of the board and chairman of the Policy Committee at EcoDA (European Confederation of Directors’ Association), a position she has held since 2006. Formerly she served as a non-executive Director of Proximus from 2004 to 2016, Engie from 2003 to 2014, and SHV Holdings from 1997 to 2013. Dr. Van den Berghe has a doctorate in business economics from the University of Ghent.

Remi Vermeiren has served as a member of our board of directors and as the chairman of our audit committee since 2007. Prior to joining us, Mr. Vermeiren, for more than 43 years, served in various roles with Kredietbank NV (since 1998 KBC Bank and Insurance Group) including as Chief Executive Officer from 1998 until 2003, when he retired. Mr. Vermeiren is currently a member of a number of private companies and of charitable organizations, such as Pro Vives, Vives and ‘Foundation RV,’ set up and funded by himself. He has also been a member of the board of ACP II SCA in Luxembourg since 2007. Over the past five years Mr. Vermeiren has held positions as a member of the board or governing bodies of the following companies: Devgen NV from 2004-2013 and Zinner NV and MCS NV from 2013-2014. Mr. Vermeiren holds a degree in commercial and financial sciences from the Higher Institute for Administration and Commerce, Brussels.

Hilde Windels, permanent representative of Hilde Windels BVBA, has served as a member of our board of directors since 2017. She is currently an Executive Director at Biocartis Group NV and a member of the board of directors of Erytech Pharma SA and Vlaams Instituut voor Biotechnologie (VIB). Mrs. Windels served as Chief Financial Officer for Biocartis NV from 2011 until she became Deputy Chief Executive Officer in 2015, followed by a CEO ad interim position in 2017. From 2009 to 2011, she worked as an independent Chief Financial Officer for several private biotech companies and served as director of MDxHealth SA from June 2010 until August 2011. From 1999 to 2008, Mrs. Windels was Chief Financial Officer and a board member of Devgen NV. Mrs. Windels holds a masters in economics from the University of Leuven, Belgium.

Director Independence Under NASDAQ Listing Requirements

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ and taking account any applicable committee independence standards, Dr. Peter Fellner, Remi Vermeiren, Dr. Russell Greig, Catherine Moukheibir, Dr. Bo Jesper Hansen, Dr. William Jenkins, Dr. Lutgart Van den Berghe and Ms. Hilde Windels are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Board Practices

Our board of directors can set up specialized committees to analyze specific issues and advise the board of directors on those issues.

Except for our executive committee, the committees are advisory bodies only and the decision-making remains within the collegial responsibility of the board of directors. The board of directors determines the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors has set up and appointed an executive committee, an audit committee and a nomination and remuneration committee. The composition and function of all of our committees is in compliance with all applicable requirements of the Belgian Companies Code, and will comply with all applicable requirements of the Exchange Act, the rules of NASDAQ and regulations of the SEC.

Article 523 of the Belgian Companies Code provides for a special procedure within the board of directors in the event of a, direct or indirect, patrimonial interest of one or more directors that is contrary to the interest of the company, in respect of one or more decisions or transactions the board of directors needs to resolve upon. In the event of such conflict of interest, the director concerned must inform the other directors of such conflict of interest before the board deliberates and takes a decision in the matter concerned. Furthermore, the conflicted director may not participate in the deliberation and voting on the matter that gives rise to the potential conflict of interest. The minutes of the meeting of the board of directors must contain the relevant statements and the justifications for the conflict of interest by the conflicted director, and a description by the board of directors of the conflicting interests and the nature of the relevant decision or transaction.

The minutes must also contain a justification by the board of directors for the decision or transaction, and a description of the financial consequences thereof for the company. The relevant minutes must be included in the (statutory) annual report of the board of directors and be registered with the office of the clerk of the Commercial Court competent for the registered offices of a company, where it will be made available as part of the company’s public record. The conflicted director must also notify the statutory auditor of the conflict. The statutory auditor must describe in its annual (statutory) audit report the financial consequences of the decision or transaction that gave rise to the potential conflict.

In case of non-compliance with the foregoing, the company may request the annulment of the decision or the transactions which have taken place in breach of these provisions if the counterparty to the decision or the transaction was, or should have been, aware of such breach.

The procedure does not apply to decisions or transactions in the ordinary course of business at customary market conditions. It also does not apply to transactions or decisions between companies of which one holds (directly or indirectly) at least 95% of the voting financial instruments of the other, and transactions or decisions between companies whereby at least 95% of the voting financial instruments of both companies are (directly or indirectly) held by another company.

We have, in the past (in the financial years 2014, 2015 and 2016), applied this procedure in a number of cases, and have registered the minutes of the meetings where this procedure has been applied with the office of the clerk of the Commercial Court of Ghent (included in our annual report), where it is kept on public record as part of our file.

The DGCL generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of ordinary shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Committees

Executive Committee

Our board of directors has established an executive committee in accordance with article 524bis of the Belgian Companies Code. The following table set forth certain information with respect to the current members of our executive committee as of September 15, 2017:

Name	Age	Position(s)
Edwin Moses, Ph.D.	62	Chief Executive Officer
Dr. Robert K. Zeldin, M.D.	54	Chief Medical Officer
Wim Ottevaere(1)	61	Chief Financial Officer
Markus L.E. Ewert, Ph.D	56	Chief Business Officer
Johan Heylen	49	Chief Commercial Officer
Guido Gielen	56	VP Human Resources
Gerrit Franciscus Landolt	53	VP Intellectual Property and Legal

(1)	As permanent representative of Woconsult BVBA.

Woconsult BVBA is a legal entity acting as member of the executive committee (CFO) of our Company. Under Belgian law, such entities must appoint a person, that is a director, partner, manager, member of the management committee or employee of such entity, as its permanent representative. Under Belgian law, such permanent representative is liable (from both a civil and a criminal law perspective) as if he or she would carry out the mandate in his or her own name, without prejudice to the several and joint liability of the legal entity he or she permanently represents.

Unless otherwise stated, the address for our executive officers is Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium.

There is no potential conflict of interest between the private interests or other duties of the members of the executive committee listed above and their duties to us.

Below are the biographies of those members of our executive committee who do not also serve on our board of directors:

Dr. Robert K. Zeldin, M.D. has served as our Chief Medical Officer since December 2015. Prior to joining us, he was the Senior Vice President & Head of Global Clinical Development at Stallergenes SA from 2011 to 2015. From 2005 to 2010, Dr. Zeldin served as Executive Medical Director – Respiratory US Clinical Development & Medical Affairs and then as Vice President & U.S. Medical Franchise Head – Respiratory and Dermatology at Novartis Pharmaceuticals Corp. Prior to that he held positions of increasing responsibility at Merck & Co., Inc. from 1997 to 2005. From 1996 to 1997, Dr. Zeldin served as Medical Officer – Division of Vaccines & Related Products Applications at the U.S. FDA. Dr. Zeldin holds a B.A. in psychology from Johns Hopkins University and an M.D. from Tufts University School of Medicine.

Wim Ottevaere, as the permanent representative of Woconsult BVBA, has served as our Chief Financial Officer since August 2006. Prior to joining us, he was the chief financial officer of Innogenetics, a biotech company listed on Euronext, from 1992 until 2006. Mr. Ottevaere also served as Finance Director of Vanhout, a subsidiary of the Besix group, from 1990 until 1992 and held various positions in finance and administration with the Dossche group from 1978 until 1989. Mr. Ottevaere holds a master’s degree in business economics from the University of Antwerp.

Dr. Markus L.E. Ewert, Ph.D. has served as our Chief Business Officer since June 2017. Prior to joining us, he provided consulting and advisory services to private equity and venture capital firms through The Healthcare Advisory. From 2011 to 2015, Mr. Ewert led the Business Development group at GE Electric Healthcare, a division of the General Electric Company, where he focused on corporate development, mergers and acquisitions, licensing and strategy. Prior to that, he worked at Novartis Pharma AG from 2005 to 2011 in BD&L, M&A and Strategy. Prior to Novartis, Mr. Ewert held positions at Xerion Pharmaceuticals AG, Axxima Pharmaceuticals AG, Schwarz Pharma AG and The Boston Consulting Group. Mr. Ewert holds a M.Sc. and a Ph.D. in biology from the University of Heidelberg and an MBA from the University of Chicago.

Johan Heylen has served as our Chief Commercial Officer since December 2014. Prior to that, he held several positions at GlaxoSmithKline in Belgium and in the United States, including Executive Director, Head Immunotherapeutics, Global Commercial Strategy from 2007 to 2011 and Executive Director, Global Commercial Lead, Cancer Immunotherapeutics from 2011 to 2014. At GlaxoSmithKline Mr. Heylen headed the global commercial teams and was responsible for the development and implementation of the launch strategy for the company’s cancer immunotherapeutics portfolio. Mr. Heylen holds degrees in pharmaceutical sciences from the University of Leuven, economics from Vlekho and management from the Solvay Business School.

Guido Gielen has served as our Vice President Human Resources since September 2010. Prior to joining us, he held numerous local and international human resources positions at Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson, from 1990 until 2010. Mr. Gielen holds a master’s degree in sociology from the University of Leuven.

Gerrit Franciscus Landolt has served as our Vice President of Intellectual Property and Legal since 2004. Prior to joining us, he served as Director of Intellectual Property and Legal at Devgen from 2000 to 2004. Mr. Landolt holds degrees in chemistry and civil law from Leiden University and business law from the University of Antwerp.

The executive committee exercises the powers delegated to it by the board of directors, such powers not being related to the general strategy of the company or to other actions which are reserved for the board of directors according to legal requirements, articles of association or the corporate governance charter of the company.

The tasks of the executive committee include the following matters: the research, identification and development of strategic possibilities and proposals which may contribute to our company’s development in general, the drafting and development of policy guidelines to be approved by our board of directors, our company’s management through, among other things, the implementation of policy guidelines, the supervision of the performance of the business in comparison with the strategic goals, plans and budgets, and the support of the chief executive officer with the day-to-day management of our company.

Notwithstanding the above, and according to its “evocation right,” our board of directors retains the right to deliberate and decide on matters which have in principle been delegated to our executive committee, but for which our board of directors is of the opinion that they require deliberation at the board of directors’ level.

Audit Committee

Our audit committee consists of three members: Remi Vermeiren (Chairman), Catherin Moukheibir and Dr. Russell Greig.

Our board of directors has determined that each of Mr. Vermeiren, Ms. Moukheibir and Dr. Greig are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ and that Ms. Moukheibir is qualified as an “audit committee financial expert” as defined under the Exchange Act. All members of the audit committee are independent within the meaning of Article 526ter of the Belgian Companies Code and Remi Vermeiren and Catherine Moukheibir have expertise in the field of audit and accounting within the meaning of Article 526bis, § 2 of the Belgian Companies Code.

Our audit committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits of our financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors.

Our audit committee’s duties and responsibilities to carry out its purposes include, among others:

•	ensuring the integrity of our financial reporting, including review of period information before it is made public;

•	assessing the relevance and the consistency of the accounting standards used, the impact of new accounting rules and the treatment of “estimated entries” in annual reports;

•	evaluating our system of internal controls set up by our executive committee, including evaluation and approval of the explanatory notes on internal controls in our annual reports;

•	reviewing the functions of our internal risk management system and the efficacy of these systems;

•	assessing the necessity for setting up an internal audit function;

•	supervising our relationship with our external auditors during the external audit process, including evaluation of our auditors’ independence and reviewing their financial annual reports including statements in management interviews, analyses and disagreements between the external auditor and the management; and

•	reviewing all significant litigation in which we may be engaged, as well as potential or anticipated litigation.

The audit committee’s duties and responsibilities to carry out its purposes include, among others, monitoring our accounting processes; monitoring the effectiveness of our internal systems of control, monitoring risk management and compliance; assessing and monitoring of matters and processes related to the independence of our external auditor including with respect to the provision of additional services to our company; the preparation of our board of directors’ resolutions pertaining to our financial statements; reviewing our interim financial statements; and discussing potential improvements relating to our internal control systems. The audit committee is required to meet at least four times a year and the Chairman of the committee reports to our board of directors on the exercise of its functions after each meeting of the committee, and annually regarding the performance of the committee. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The members of the audit committee are entitled to receive all information which they need for the performance of their function, from our board of directors, executive committee and employees. Every member of the audit committee shall exercise this right in consultation with the chairman of the audit committee. All decisions by the audit committee are made by group consensus.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three members: Dr. Russell Greig (Chairman), Dr. William Jenkins and Dr. Hansen.

Our board of directors has determined that each of Drs. Greig, Jenkings and Hansen is independent under the applicable rules of the NASDAQ. All members of the nomination and remuneration committee are independent within the meaning of Article 526ter of the Belgian Companies Code and each member of the committee has appropriate knowledge and experience in compensation and benefit related matters within the meaning of Article 526quater, § 2, section 2 of the Belgian Companies Code.

Concerning our company’s nomination policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	overseeing, making and evaluating proposals to our board of directors with regard to the election and re-election of non-executive directors;

•	advising on the size and composition of the board of directors periodically;

•	making selection criteria and nomination procedures for members of the executive committee;

•	advising on proposals relating to the recruitment, appointment, dismissal or succession planning of the members of the executive committee, including the chief executive officer;

•	preparing the annual remuneration report for inclusion in the board’s corporate governance statement in our annual report;

•	annually reviewing and presenting the Annual Goals and Objectives for the board of directors to finalize and approve; and

•	advising on the accomplishment of targets and initiating discussions with the board to adjust and approve the recommendations.

Concerning our company’s remuneration policy, this committee’s duties and responsibilities to carry out its purposes include, among others:

•	making and evaluating proposals to our board of directors with regard to all aspects of the remuneration policy for executive and non-executive directors and the proposals which have to be given to the shareholders;

•	making proposals relating to individual remuneration, including bonuses; and

•	discussing and evaluating the operations and performance of the executive committee at least once a year.

The nomination and remuneration committee meets as is required for its proper functioning to advise and make recommendations to the board. The committee shares the minutes of each meeting with the board of directors and the Chairman of the committee reports the recommendations of the committee to the board. The board is responsible for approving the recommendations of the committee.

Research and Development Committee

Our research and development committee consists of three members: Dr. William Jenkins (Chairman), Dr. Edwin Moses and Dr. Bo Hesper Hansen.

Our board of directors has determined that all members of our research and development committee, other than Edwin Moses, are independent under the applicable rules of the NASDAQ.

The research and development committee is responsible for, among other things:

•	advising the board of directors on overall strategy, direction and effectiveness of our research and deployment programs;

•	advising the board of directors on significant emerging trends and issues in science, medicine and technology which are relevant to our operations;

•	advising the board on risk management in areas relating to intellectual property and research and development;

•	reviewing and advising on our selection of targets, our pipeline of product candidates and our intellectual property portfolio;

•	assisting the board of directors in setting research and development targets and assess the results in connection with our incentive plans; and

•	reviewing and making recommendations on other topics, as requested by the board of directors.

All members of the research and development committee have relevant scientific, research, medical or other related experience.

Our research and development committee meets as often as is required for its proper functioning, but at least prior to each meeting of our board of directors. The committee shares the minutes of each meeting with the board of directors and the Chairman of the committee reports the recommendations of the committee to the board. The board is responsible for approving the recommendations of the committee.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance Practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code, or CGC, issued on March 12, 2009 by the Belgian Corporate Governance Committee. The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Corporate Governance Code, but can deviate from specific provisions and guidelines provided they disclose the justification for such deviations.

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation. These deviations include:

•	Provision 2.9 CGC: We have no company secretary. Our chief executive officer acts as our secretary with the assistance of external counsels.

•	Provision 5.2 CGC: We have no overall formal internal auditor because of our size. However, our audit committee regularly evaluates the need for this function and may commission external parties to conduct specific internal audit missions and report back to the audit committee.

•	Provision 7.7 CGC: Only the independent directors receive a fixed remuneration in consideration of their membership of the board of directors and their attendance at the meetings of committees of which they are members. In principle, they will not receive any performance related remuneration, nor will any options or warrants be granted to them in their capacity as director. However, upon advice of the nomination and remuneration committee, the board of directors may propose the shareholders meeting to deviate from the latter principle in case in the board’s reasonable opinion the granting of options or warrants would be necessary to attract or to retain independent directors with the most relevant experience and expertise.

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate. Additionally, our board of directors adopted a written charter for each of the executive committee, the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

We rely on a provision in the Listing Rules of the NASDAQ that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ. For example, the Listing Rules of the NASDAQ Stock Market require that for any shareholders meeting, the quorum must be no less than one third of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our shareholders meetings, except as provided for by law in relation to decisions regarding certain matters. See “Description of Share Capital—Description of the Rights and Benefits Attached to Our Ordinary Shares—Right to Attend and Vote at Our Shareholders Meetings—Quorum and Majority Requirements.”

Differences between Our Corporate Governance Practices and the Listing Rules of the NASDAQ

The Listing Rules of the NASDAQ include certain accommodations in the corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ. The application of such exceptions requires that we disclose each noncompliance with the NASDAQ Listing Rules that we do not follow and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ corporate governance standard.

If and when our ADSs are listed on the NASDAQ, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Listing Rule 5620(c) requires that for any shareholders meeting, the quorum must be no less than one third of the outstanding ordinary shares. In principle, there is no quorum requirement under Belgian law for our shareholders meetings, except as provided for by law in relation to decisions regarding certain matters, such as amendments of our articles of association, capital increases or reductions. See “Description of Ordinary Share Capital—Description of the Rights and Benefits Attached to Our Ordinary Shares—Right to Attend and Vote at Our Shareholders Meetings—Quorum and Majority Requirements.”

•

Compensation Committee. NASDAQ Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. NASDAQ Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to such composition requirements. Pursuant to Article 526quater of the Belgian Companies Code and the principles and guidelines of the Belgian Corporate Governance Code, we are to set up a remuneration committee within our board of directors. In addition, the Belgian Corporate Governance Code provides that the board of directors should set up a nomination committee, which can be combined with the remuneration committee. Our board of directors has set up and appointed a nomination and remuneration committee. According to Article 526quater of the Belgian Companies Code and the provisions of the Belgian Corporate Governance Code, only a majority of the members of the committee must qualify as independent, within the meaning of Article 526ter of the Belgian Companies Code. Our nomination and remuneration committee is currently comprised of three directors, all of whom are independent within the meaning of Article 526ter of the Belgian Companies Code.

•	Independent Director Majority on Board/Meetings. NASDAQ Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. In order to comply with our obligations under Article 524 of the Belgian Companies Code, as well as with the Belgian Corporate Governance Code, we are required to have at least three independent directors within the meaning of Article 526ter of the Belgian Companies Code. Furthermore, the Belgian Corporate Governance Code provides that the majority of the members of the board must be comprised of non-executive directors. Our non-executive directors will meet at least once a year without the presence of our chief executive officer or other executive directors.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.ablynx.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Members of Executive Committee

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2016, was €1,927,000.

For a discussion of our employment arrangements with our executive officers and consulting arrangement with our directors, see the section of this prospectus titled “Related-Party Transactions—Agreements with Our Directors and Members of Executive Committee.” For more information regarding warrant grants, see the section of this prospectus titled “—Warrant Plans.”

Except as disclosed in the section of this prospectus titled “Related-Party Transactions—Arrangements with Our Directors and Members of Executive Committee,” there are no arrangements or understandings between us and any of our other executive officers or directors providing for benefits upon termination of their employment, other than as required or allowed by applicable law.

Compensation of Our Board of Directors

The remuneration of our non-executive directors and the grant of warrants to our non-executive directors is recommended by our nomination and remuneration committee and submitted by our board of directors for approval to the general meeting of shareholders and is only implemented after such approval. We have no additional agreements or arrangements governing the terms of the compensation of our non-executive directors. The procedure for establishing the remuneration policy and setting remuneration for members of our non-executive directors is determined by our board of directors on the basis of proposals from the nomination and remuneration committee, taking into account relevant benchmarks from the biotechnology industry. Only the independent directors serving on our board receive remuneration for their service.

Our board of directors determined, upon recommendation of the remuneration committee, the allocation of the aggregate annual remuneration for our non-executive directors as follows:

•	remuneration for the Chairman of the board of €102,000. No additional compensation is paid to the Chairman of the board for board committee membership;

•	remuneration for each non-executive director (who does not represent a shareholder) of €30,600;

•	remuneration for each non-executive director of the audit committee, research and development committee and nomination and numeration committee of €5,100 per committee membership; and

•	additional remuneration for the chairman of the audit committee, the chairman of the nomination and remuneration committee and the chairman of the research and development committee of €10,200.

The compensation of the directors set forth above was voted, on and, approved by our shareholders at our general shareholders meeting in April 2016.

The remuneration of the non-executive directors does not contain a variable amount; hence no performance criteria apply to the remuneration of the non-executive directors.

The following table sets forth the cash fees received by our non-executive directors for the performance of their mandate as a board member (including, as a member of the Audit Committee, as a member of the Research and Development Committee and as a member of the Nomination and Remuneration Committee, as the case may be), during the financial year ended December 31, 2016:

Name	Fees Earned (€)
Dr. Peter Fellner	101,500
Remi Vermeiren	40,600
Greig Biotechnology Global Consulting, Inc., permanently represented by Dr. Russell G. Greig, Ph.D.	45,675
Catherine Moukheibir	35,525
Orfacare Consulting GmbH, permanently represented by Dr. Bo Jesper Hansen, Ph.D.	40,600
Dr. William J. Jenkins	45,675
Feadon NV, permanently represented by Dr. Lutgart Van den Berge, Ph.D.	30,450

Total	340,025

Our executive director, Dr. Edwin Moses, does not receive any specific or additional remuneration for his service on our board of directors, as this is included in his total remuneration package in his capacity as member of our executive committee. For more information regarding Dr. Moses’ compensation, see the section of this prospectus titled “—Compensation of Directors and Members of Executive Committee.”

The table below provides an overview as of December 31, 2016 of the warrants held by the non-executive directors.

	Warrant Awards
Name	Number of Underlying Ordinary Shares	Warrant Exercise Price (€)	Warrant Expiration Date
Dr. Peter Fellner	50,000	7.27	11/24/2018
Remi Vermeiren	3,571	7.00	10/11/2017
Greig Biotechnology Global Consulting, Inc., permanently represented by Dr. Russell G. Greig, Ph.D.	269	5.44	11/05/2017
Catherine Moukheibir	5,028	7.32	08/04/2020
Orfacare Consulting GmbH, permanently represented by Dr. Bo Jesper Hansen, Ph.D.	4,781	6.65	08/04/2020
Dr. William J. Jenkins	4,781	6.65	08/04/2020
Feadon NV, permanently represented by Dr. Lutgart Van den Berge, Ph.D.	0	N/A	N/A

No loans, quasi-loans or other guarantees were given to the non-executive directors during the year ended December 31, 2016, or in any previous period.

Compensation of Members of the Executive Committee

The compensation of the members of the executive committee is determined by the board of directors upon recommendation of the nomination and remuneration committee, subsequent to the CEO’s recommendation to this committee (except for his own remuneration). We strive to be competitive in the European biotech market.

•	Fixed remuneration. In our compensation strategy, the starting salary is primarily based on input from the market and the merit increase on individual performance. We obtain salary market data for the members of the executive committee in order to understand the compensation market. The data confirm the remuneration policy is in line with the market practice. The level and structure of the compensation of the members of the executive committee is such that qualified and expert professionals can be recruited, retained and motivated, taking into account the nature and scope of their individual responsibilities.

•	Variable remuneration. An appropriate proportion of the compensation package of a member of the executive committee shall be structured so as to link rewards to corporate and individual performances, thereby aligning on an annual basis the interests of a member of the executive committee with the interests of the company and its shareholders. Since we believe that any short-term incentive compensation should include a maximum award limit, an executive committee member can receive a maximum of 30% of the annual base salary as a performance-driven bonus. Given the competitive landscape, the CEO’s bonus will be a maximum 50% of the annual base salary. The Extraordinary General Meeting of April 26, 2012 has approved that the variable remuneration of our chief executive officer, which is part of his annual compensation, will be spread over a period of one year. This means that the bonus is spread over a period that is shorter than the periods determined in Art. 520ter, second paragraph of the Belgian Companies Code. This deviation has been incorporated in Art. 25bis of the Ablynx Articles of Association.

•

Incentive plans: Equity compensation schemes shall be subject to prior shareholder approval at the General Meeting of Shareholders (except for warrants issued by the board of directors under the authorised capital). The approval shall relate to the scheme itself and not to the grant to individuals of share-based benefits under the scheme. As a rule, stock option plans established until September 2015 provide that 25% of the warrants granted vests after one year and 2.08% additionally vests after each full month (but are, in principle, only exercisable as from the beginning of the fourth calendar year following the year in which the offer of the warrants to the relevant beneficiary occurred). As from September 2015, new plans provide that 28% of the warrants will vest after one year from the date of the offer and 9% additionally vests after each full quarter (but are, in principle, only exercisable as from the beginning of the fourth calendar year following the year in which the offer of the warrants to the relevant beneficiary occurred). In order to avoid a subjective and discretionary benefit, the grant of warrants to executive committee members (similar to the grant to certain levels of employees) is based on a formula. Whereas the Short Term Incentive (bonus) is based on contributing to the corporate goals, the Long Term Incentive Plan is based on the performance against the key responsibilities in the job description of the individual or group of individuals as well as based on the observed attitude versus our values. The outcome of this yearly evaluation can vary between 2 (low) and 10 (high) points. Based on the ultimate performance score between 6 and 10 points, based on the ordinary share price and the yearly base salary of the individual, the exact number of warrants is calculated (number of warrants = (yearly salary/grant price) multiplied by the performance coefficient). A performance score below 6 does not qualify for a Long Term Incentive. Our chief executive officer presents his proposal regarding performance in view of key responsibilities and values to the Nomination and Remuneration Committee, which submits a final proposal regarding the offering of warrants to members of the executive committee to the board of directors which takes a final decision. The remuneration policy for the executive committee shall at least include the main contractual terms including the main characteristics of pension schemes, termination arrangements and the key elements for determining the remuneration, including (i) the relative importance of each component of the remuneration, (ii) the performance criteria chosen for the variable elements and (iii) the fringe benefits.

•	Other benefits: Except for Wim Ottevaere (who represents Woconsult BVBA), we provide individual pension and related insurances for up to 10% of annual salary, company car and other fringe benefits of non-material value.

No loans, quasi-loans or other guarantees were given to members of our executive committee during the year ended December 31, 2016, or in any previous period.

The following table sets forth information regarding compensation earned by Dr. Edwin Moses, our chief executive officer, during the year ended December 31, 2016.

Compensation (€)
Fixed remuneration (gross)	494,211
Variable remuneration	243,453
Pension/Life	50,833
Other benefits	12,144

Total	800,641

In addition, in February 2016, Dr. Moses was granted 41,903 warrants at an exercise of €12.02 per ordinary share. These warrants are exercisable as from January 1, 2020.

The following table sets forth information concerning the aggregate compensation earned during the year ended December 31, 2016 by the other members of our executive committee.

Compensation (€)
Fixed remuneration (gross)	1,258,467
Variable remuneration	218,968
Pension/Life	36,510
Other benefits	44,654

Total	1,558,599

In addition, in February 2016, the other members of the executive committee have been granted (and accepted) an aggregate amount of 173,941 warrants at an exercise price of €12.02 per ordinary share.

The table below provides an overview as of September 21, 2017 of the warrants held by the members of our executive committee. This table includes also the warrants granted under the plan issued on February 22, 2017. The acceptance of these warrants was formalized in the notary deed signed on May 31, 2017.

	Warrant Awards
Name	Number of Underlying Ordinary Shares	Warrant Exercise Price	Warrant Expiration Date
Dr. Edwin Moses	75,000	6.44	01/28/2020
	51,000	9.09	04/23/2019
	47,736	10.22	03/15/2022
	41,903	12.02	02/23/2023
	41,840	12.33	02/21/2024
Johan Heylen	175,000	10.22	03/15/2022
	13,907	12.02	02/23/2023
	18,818	12.33	02/21/2024
Wim Ottevaere(1)	105,000	2.00	07/12/2018
	37,500	4.88	08/21/2020
	17,452	9.09	04/23/2019
	25,000	6.44	01/28/2020
	19,000	10.22	03/15/2022
	15,500	12.02	02/23/2023
	19,466	12.33	02/21/2024
Dr. Robert Zeldin	150,000	12.10	09/15/2022
	100,000	12.02	02/23/2023
	25,338	12.33	02/21/2024
Guido Gielen	10,000	8.68	04/27/2018
	32,686	3.21	01/31/2019
	20,000	6.43	01/28/2020
	15,264	9.09	04/23/2019
	14,961	10.22	03/15/2022
	12,300	12.02	02/23/2023
	12,985	12.33	02/21/2024
Gerrit Franciscus Landolt	20,000	4.88	08/21/2020
	10,000	8.68	04/27/2018
	40,000	3.21	01/31/2019
	20,000	6.43	01/28/2020
	17,452	9.09	04/23/2019
	17,106	10.22	03/15/2022
	14,942	12.02	02/23/2023
	14,993	12.33	02/21/2024

(1)	As permanent representative of Woconsult BVBA.

Warrant Plans

We have established a number of warrant plans, under which we have granted warrants free of charge to the recipients, i.e., employees of our company and directors and independent consultants of our company. Each of the warrants issued on June 12, 2002, July 2, 2003, July 13, 2006, December 29, 2006 and June 14, 2007 gives the holder thereof right to acquire half an ordinary share (so that each time two such warrants need to be exercised to acquire one of our ordinary shares). As of June 30, 2017, there were still 565,000 warrants outstanding which entitle the holders thereof to 282,500 of our ordinary shares in the aggregate. For warrants issued after June 14, 2007, each such warrant gives the holder thereof to subscribe to one of our ordinary shares. Warrants granted through November 2013 have an exercise price equal to the average closing share price over a period of 30 days before the date of the grant. For the warrants granted as from April 24, 2014, warrants have an exercise price equal to either (i) the average closing price of the share on Euronext Brussels over the period of thirty days prior to the date of grant, (ii) the last closing rate prior to the date of grant or (iii) the average closing price of the ordinary share on Euronext Brussels over the period of thirty days preceding the date of decision in principle to issue the warrants, each time as determined by the proxyholder of our shareholders meeting (or of our board of directors if the warrants have been issued in principle in the context of the authorized capital).

With the exception of certain warrants granted to Dr. Fellner (described below), the warrants granted through March 2015 have the features set out hereafter. Such warrants generally vest ratably over four years: 25% of the warrants vests after one year; thereafter, the remaining 75% vests on a monthly basis (2.083% per month). The term of such warrants is mostly seven years, but in some cases warrants have a term of five years. Such warrants can only be exercised when vested and as from the beginning of the fourth calendar year following the year in which the warrants have been granted. Accordingly, any warrants that have not been exercised within five or seven years of their grant, as the case may be, become null and void. In case of termination of the employment agreement contract, the consultant agreement or a director’s mandate without cause, all the vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised during such exercise period automatically lapse. In the case of a termination of the employment agreement, the consultant agreement or a director’s mandate for cause, all warrants (whether or not vested) lapse. All non-vested warrants automatically lapse upon termination of the relevant employment agreement, consultant agreement or director’s mandate.

The warrants granted to Dr. Fellner in 2013 vest ratably over three years: 33.33% of the warrants vest after one year and the remaining warrants (66.67%) vest on a monthly basis (2.78% per month). The term of such warrants is five years from the date of grant. The other aspects of such warrants do not differ from the foregoing.

Warrants granted as from September 2015 have the features described below. Such warrants generally vest ratably over three years: 28% of the warrants vest after one year; thereafter the remaining 75% vests on a quarterly basis (9% per quarter), with certain warrants granted in February 2017 vesting after three years. The term of the warrants is seven years. Accordingly, any warrants that have not been exercised within seven years of their grant become null and void. Such warrants can only be exercised when vested and as from the beginning of the fourth calendar year following the year in which the warrants have been granted. In the case of termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the first fifteen days of the quarter in which the end of the employment agreement or consultant agreement falls, even if the exercise period precedes the beginning of the fourth year following the calendar year in which the date of the grant occurs. The tax consequences of such exercise will exclusively be borne by the relevant warrant holder. Vested warrants which have not been exercised in such exercise period automatically lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse. All non-vested warrants automatically terminate and are forfeited upon termination of the agreement.

As of June 30, 2017, there were 2,885,669 warrants outstanding (actual number adjusted to reflect a one-for-one share entitlement) which, if exercised, would represent approximately 4.7% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all warrants granted under the warrant plans in force as of June 30, 2017, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table and the convertible bonds as set out in section of this Prospectus titled “Description of Share Capital—Share Capital—Other Outstanding Securities”, there are currently no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities.

Exercise Price (€)	No. of Warrants Granted	No. of Warrants Exercised	No. of Warrants Voided	No. of Warrants Still Outstanding	Exercisable From	Expiry Date
€0.50	348,155	348,155	—	—	1/1/2006	06/11/2009
€1.40	213,000	190,500	22,500	—	1/1/2007	07/01/2015
€1.80	238,500	229,500	9,000	—	1/1/2008	12/27/2016
€1.80	254,750	186,519	68,231	—	1/1/2009	12/14/2017
€2.00	875,000	572,968	22,032	280,000	1/1/2010	07/12/2018
€2.80	67,500	46,093	18,907	2,500	1/1/2010	12/28/2018
€2.80	212,500	193,472	19,028	—	1/1/2011	6/13/2019
€7.00	10,713	3,571	7,142	—	1/01/2011	10/11/2017
€4.88	300,000	156,916	69,167	73,917	1/01/2012	08/21/2020
€4.88	75,000	75,000	—	—	1/01/2012	08/21/2015
€4.52	135,000	70,000	65,000	—	1/01/2012	12/29/2013
€5.79	187,500	111,145	76,355	—	1/01/2013	07/08/2016
€6.99	205,400	75,481	129,919	—	1/01/2013	09/28/2016
€8.19	170,000	85,000	85,000	—	1/01/2013	10/29/2016
€7.59	287,700	176,955	110,745	—	1/01/2014	04/28/2015
€8.24	85,500	68,000	17,500	—	1/01/2014	12/02/2017
€8.68	212,050	127,387	22,613	62,050	1/01/2015	04/27/2018
€8.68	175,000	139,062	35,938	—	1/01/2015	04/27/2016
€3.21	398,750	207,166	37,947	153,637	1/01/2016	01/31/2019
€3.21	350,000	246,875	103,125	—	1/01/2016	01/31/2017
€3.23	150,000	46,875	103,125	—	1/01/2016	04/25/2017
€3.23	12,500	—	12,500	—	1/01/2016	04/25/2019
€5.44	12,868	6,434	6,434	—	1/01/2016	11/05/2017
€5.44	5,000	5,000	—	—	1/01/2016	11/05/2019
€6.43	218,830	70,272	21,086	127,472	1/01/2017	01/28/2019
€6.44	172,500	—	72,500	100,000	1/01/2017	01/28/2019
€6.65	40,250	16,274	11,476	12,500	1/01/2017	08/04/2020
€6.65	284,590	65,000	55,000	164,590	1/01/2017	08/04/2020
€7.27	50,000	—	—	50,000	1/01/2017	11/24/2018
€8.85	174,056	—	14,418	159,638	1/01/2018	04/23/2021
€9.09	153,168	—	20,001	133,167	1/01/2018	04/23/2019
€10.22	293,311	—	—	293,311	1/01/2019	03/15/2022
€9.50	149,490	—	4,895	144,595	1/01/2019	03/15/2022
€12.29	83,000	—	14,700	68,300	1/01/2019	09/13/2022
€12.10	150,000	—	—	150,000	1/01/2019	09/13/2022
€12.02	213,635	—	13,387	200,248	1/01/2020	02/23/2023
€12.02	215,844	—	—	215,844	1/01/2020	02/23/2023
€11.44	—	—	—	—	1/01/2020	09/29/2023
€11.44	—	—	—	—	1/01/2020	09/29/2023

RELATED-PARTY TRANSACTIONS

Since January 1, 2014, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or senior management, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Management” and “Principal Shareholders,” and the transactions we describe below.

Transactions with Our Principal Shareholders

Issuances of Securities

See “Description of Share Capital—History of Securities Issuances” and “Management—Warrant Plans”.

Agreements with Our Directors and Members of Executive Committee

Employment Arrangements

Dr. Edwin Moses

On November 1, 2006, we entered into an agreement with Edwin Moses for the position of President of the Executive Committee for an indefinite period. Dr. Moses’ agreement was subsequently amended on October 24, 2011 and May 3, 2012. Dr. Moses’ currently receives a base remuneration of €504,095 and is eligible to receive an annual cash bonus of up to 50% of his base salary based on performance criteria established by our remuneration committee and board of directors.

Dr. Robert Zeldin

In November 2015, we entered into an agreement with Dr. Robert Zeldin for the position of Member of the Executive Committee, starting on December 1, 2015 for an indefinite term.

Johan Heylen

On November 12, 2014, we entered into an agreement with Johan Heylen for the position of Member of the Executive Committee starting on December 1, 2014 for an indefinite term.

Woconsult BVBA, as represented by Wim Ottevaere

On November 1, 2006, we entered into an agreement with Woconsult BVBA, represented by Wim Ottevaere in his capacity as director of Woconsult BVBA for the position of Member of the Executive Committee starting on November 1, 2006 for an indefinite term.

Dr. Markus L.E. Ewert

On June 20, 2017, we entered into an agreement with Dr. Markus L.E. Ewert, Ph.D. for the position of Member of the Executive Committee for an indefinite term.

Guido Gielen

On March 20, 2013, we entered into an agreement with Guido Gielen for the position of Member of the Executive Committee starting on April 1, 2013 for an indefinite term.

Gerrit Franciscus Landolt

On March 20, 2013, we entered into an agreement with Gerrit Franciscus Landolt for the position of Member of the Executive Committee starting on April 1, 2013 for an indefinite term.

Arrangements with Our Directors

We have no written agreements with our non-executive directors. The remuneration of our non-executive directors and the grant of warrants to our non-executive directors is recommended by our nomination and remuneration committee and submitted by our board of directors for approval to the general meeting of shareholders and is only implemented after such approval. See “Management—Compensation of our Board of Directors.”

Related-Party Transactions Policy

Article 524 of the Belgian Companies Code provides for a special procedure that applies to decisions or transactions in execution of a decision of a listed company (such as Ablynx) if such decision relates to the relationship with affiliates of such listed company that are not subsidiaries or to the relationship between a subsidiary of such listed company and an affiliate of such subsidiary which is not a subsidiary of that subsidiary. Prior to any such decision or transaction, the board of directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts appoint such special committee. This special committee must describe the nature of the decision or transaction, assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to the listed company that is manifestly illegitimate in view of the company’s policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice the listed company, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. The board of directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified in the minutes of the board of directors. Directors who have a conflict of interest within the meaning of Article 523 of the Belgian Companies Code are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the board of directors must be notified to the statutory auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the board of directors and the opinion by the statutory auditor must be included in the annual report. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our annual accounts. At the date of this Prospectus, we do not have affiliates in relation to which Article 524 of the Belgian Companies Code and its procedures provided by it applies.

In connection with the global offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of this offering. For purposes of our policy only, a related-party transaction is a transaction in which we are a participant and a related party has a direct or indirect material interest. For purposes of this policy, a related party is any executive officer, director (or nominee for director) or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related-party transaction, our audit committee will review and consider information regarding the related-party transaction. In reviewing any related-party transaction, the committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances; and (ii) the extent of the related party’s interest in the related-party transaction. Additionally, we will provide the audit committee with all material information regarding the related-party transaction, the interest of the related party, and any potential disclosure obligations in connection therewith. In addition, under the Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 13, 2017 for:

•	each person who is known by us to own beneficially more than 3% of our outstanding ordinary shares;

•	each member of our board of directors;

•	each member of our executive committee; and

•	all members of our board of directors and executive committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of October 13, 2017. The percentage ownership information shown in the table prior to this offering is based upon 61,419,295 ordinary shares outstanding as of October 13, 2017. The percentage ownership information shown in the table after this offering is based upon 69,772,516 ordinary shares outstanding, assuming the sale of 8,353,221 ordinary shares including ordinary shares in the form of ADSs by us in this offering and no exercise of the underwriters’ option to purchase additional shares. The percentage ownership information shown in the table after this offering if the underwriters’ option to purchase additional shares is exercised in full is based upon 71,025,499 ordinary shares including ordinary shares in the form of ADSs outstanding, assuming the sale of 9,606,204 ordinary shares including ordinary shares in the form of ADSs by us in this offering assuming the exercise in full of the underwriters’ option to purchase additional shares.

Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of October 13, 2017. We did not deem these ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Ablynx NV, Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to Offering			Ordinary Shares Beneficially Owned After Offering	Ordinary Shares Beneficially Owned After Offering if Underwriters’ Option is Exercised in Full
	Number		Percentage	Percentage	Percentage
3% or more Shareholders:
Van Herk Investments B.V.(2)	6,148,362	(1)	9.99%	8.79%	8.64%
FMR LLC(3)	5,813,507	(1)	9.47	8.33	8.19
Consonance CapMan GP LLP(4)	3,096,059	(1)	5.04	4.44	4.36
Perceptive Advisors LLC(5)	2,773,439	(1)	4.52	3.97	3.90
Gam Holdings AG(6)	2,408,585	(1)	3.92	3.45	3.39
Boehringer Ingelheim International GmbH(7)	2,142,857	(1)	3.49	3.07	3.02

Directors and Members of Executive Committee:
Dr. Peter Fellner(8)	50,000		*	*	*
Remi Vermeiren(9)	25,000		*	*	*
Greig Biotechnology Global Consulting, Inc., permanently represented by Dr. Russell G. Greig, Ph.D.(10)	6,434		*	*	*
Catherine Moukheibir(11)	5,028		*	*	*
Orfacare Consulting GmbH, permanently represented by Dr. Bo Jesper Hansen, Ph.D.(12)	4,781		*	*	*
Dr. William J. Jenkins(13)	4,781		*	*	*
Feadon NV, permanently represented Dr. by Lutgart Van den Berge, Ph.D.(14)	4,545		*	*	*
Edwin Moses, Ph.D.(15)	584,200		*	*	*
Dr. Robert K. Zeldin, M.D.	—		—	—	—
Woconsult BVBA, represented by Wim Ottevaere(16)	236,105		*	*	*
Johan Heylen	—		—	—	—
Guido Gielen(17)	62,686		*	*	*
Gerrit Franciscus Landolt(18)	90,000		*	*	*
Markus L.E. Ewert, Ph.D.	—		—	—	—
Hilde Windels BVBA, permanently represented by Hilde Windels	—		—	—	—
All members of our board of directors and executive committee as a group (15 persons)	1,073,560		1.73	1.53	1.50

(1)	As reported in the most recent transparency notification.
(2)	Consists of 6,148,362 ordinary shares beneficially held by Van Herk Investments B.V. Adrianus van Herk is the controlling person of this entity and has sole voting and investment power with respect to the ordinary shares held by this entity. Adrianus van Herk disclaims beneficial ownership of all ordinary shares except to the extent of his pecuniary interest. The address of Van Herk Investments B.V. is Lichtenauerlaan 30, 3062 ME Rotterdam, The Netherlands.

(3)	Consists of (i) 3,209,899 ordinary shares held by FMR CO., Inc., (ii) 897,075 ordinary shares held by Fidelity Institutional Asset Management Trust Company, (iii) 668,132 ordinary shares held by FIAM LLC and (iv) 1,038,401 ordinary shares subject to recall rights held by FMR CO., Inc. over ordinary shares held on behalf of its clients. FMR LLC is the ultimate controlling entity of these entities. The address of FMR LLC is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801.
(4)	Consists of 3,014,459 ordinary shares held by Consonance Capital Master Account LP and 81,600 ordinary shares held by P Consonance Opportunities Ltd. The holdings attributable to Consonance CapMan GP LLC arise from holdings of undertakings for collective investments that are managed by Consonance Capital Management LP (Consonance Capital Master Account LP) and Consonance Capital Opportunity Fund Management LP (P Consonance Opportunities Ltd.). Consonance CapMan GP LLC is the general partner of Consonance Capital Management LP and Consonance Capital Opportunity Fund Management LP and has the power to vote the securities in the ordinary course of its investment management business. Consonance CapMan GP LLC is controlled by Mitchell Blutt. The address of Consonance CapMan GP LLP is 1370 Avenue of the Americas, 33rd Floor, New York, NY 10019 USA.
(5)	Consists of 2,773,439 ordinary shares held by Perceptive Advisors LLC. Joseph Edelman is the controlling person of this entity and has sole voting and investment power with respect to the ordinary shares held by this entity. Joseph Edelman disclaims beneficial ownership of all shares except to the extent of his pecuniary interest. The address for Perceptive Advisors LLC is 51 Astor Place 10th Floor, New York, New York, 10003.
(6)	Consists of 2,408,585 ordinary shares held by GAM International Holdings Management Limited. GAM Holdings AG controls GAM International Management Ltd. The address for GAM Holdings AG 20 King Street, London, SW1Y 6QY, United Kingdom.
(7)	Consists of 2,142,857 ordinary shares held by Boehringer Ingelheim International GmbH. C.H. Boehringer Sohn AG & Co. is the ultimate patent of Boehrnger Ingelheim International GmbH. The address for C.H. Boehringer Sohn AG & Co. is Binger Strasse 173, 55216 Ingelheim am Rhein, Germany.
(8)	Consists of 50,000 ordinary shares issuable upon exercise of warrants granted to Dr. Feller that are exercisable within 60 days of October 13, 2017.
(9)	Consists of 25,000 ordinary shares held by Mr. Vermeiren. Excludes 7,500 shares beneficially owned by Mr. Vermeiren’s spouse.
(10)	Consists of 6,434 ordinary shares held by Dr. Greig.
(11)	Consists of 5,028 ordinary shares issuable upon exercise of warrants granted to Dr. Moukheibir that are exercisable within 60 days of October 13, 2017. The address for Orfacau Consulting GmbH is Immeuble La Perle Bleue, rue Furn el Hayek, Achrafieh, Beiruit, Lebanon.
(12)	Consists of 4,781 ordinary shares issuable upon exercise of warrants granted to Orfacau Consulting GmbH that are exercisable within 60 days of October 13, 2017.
(13)	Consists of 4,781 ordinary shares issuable upon exercise of warrants granted to Dr. Jenkins that are exercisable within 60 days of October 13, 2017.
(14)	Consists of 4,545 ordinary shares held by Dr. Van den Berge.
(15)	Consists of (i) 509,200 ordinary shares held by Dr. Moses and (ii) 75,000 shares issuable upon exercise of warrants granted to Dr. Moses that are exercisable within 60 days of October 13, 2017.
(16)	Consists of (i) 68,605 ordinary shares held by Mr. Ottevaere, as permanent representative of Woconsult BVBA and (ii) 167,500 shares issuable upon exercise of warrants granted to Woconsult BVBA that are exercisable within 60 days of October 13, 2017. Mr. Ottevaere is a director of Woconsult BVBA, with disposition power of the shares held by Woconsult BVBA. The address for Woconsult BVBA is Ursulinenstraat 4, 9000 Ghent, Belgium.
(17)	Consists of 62,686 ordinary shares issuable upon exercise of warrants granted to Mr. Gielen that are exercisable within 60 days of October 13, 2017.
(18)	Consists of 90,000 ordinary shares issuable upon exercise of warrants granted to Mr. Landolt that are exercisable within 60 days of October 13, 2017.

Each of our shareholders is entitled to one vote per share. None of the holders of our ADSs will have different voting rights from other holders of ordinary shares after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of certain information relating to our share capital, certain provisions of our articles of association and the Belgian Companies Code. Because this description is a summary, it may not contain all information important to you. Accordingly, this description is qualified entirely by references to our articles of association. Copies of our articles of association are publicly available as an exhibit to the registration statement of which this prospectus forms a part.

The following description includes comparisons of certain provisions of our articles of association and the Belgian Companies Code applicable to us and the Delaware General Corporation Law, or the DGCL, the law under which many publicly listed companies in the United States are incorporated. Because such statements are summaries, they do not address all aspects of Belgian law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Belgian law, and they are not intended to be a complete discussion of the respective rights.

Share Capital

Share Capital and Ordinary Shares

Our share capital is represented by ordinary shares without nominal value, which is our only class of shares. Our share capital is fully paid-up. Our ordinary shares are not separated into classes. As of September 30, 2017 our issued and paid-up ordinary share capital amounted to €114,800,726.94 represented by 61,419,295 ordinary shares without nominal value, each ordinary share representing an identical fraction of our ordinary share capital. As of September 30, 2017, neither we nor any of our subsidiaries held any of our own ordinary shares.

Other Outstanding Securities

In addition to the ordinary shares already outstanding, we have granted warrants, which upon exercise will lead to an increase in the number of our outstanding ordinary shares. A total of 2,568,393 warrants were outstanding and granted as of September 30, 2017 (actual number adjusted to reflect a one-for-one share entitlement). For further information, see “Management—Warrant Plans.”

In May 2015, we issued €100.0 million aggregate principal amount of 3.25% convertible senior bonds due May 2020, which we refer to as the Bonds. The Bonds bear cash interest at a rate of 3.25% per year, payable semi-annually on May 27th and November 27th of each year, beginning on November 27, 2015. The Bonds will mature on May 27, 2020, unless earlier repurchased or converted. The net proceeds to us from the offering were €97.2 million after deducting the discounts and commissions and the offering expenses payable by us. The conversion rate for Bonds was initially, and remains, €12.93 per ordinary share, subject to the adjustments described below.

Holders may convert their Bonds at their option at any time, from and including, the 41st day after the closing of the offering of the Bonds on May 27, 2015 and the seventh day before or (i) the maturity date on May 27, 2020, (ii) the redemption date set by us upon proper notice by us of such redemption. Upon the holder’s option to convert the Bonds, other than in the event of a “change of control” (as defined in the terms and conditions governing the Bonds) we will have the option to deliver cash, ordinary shares or a combination thereof.

We may redeem for cash or ordinary shares all, but not a portion of, the Bonds, at our option, on or after June 17, 2018 if (i) the volume weighted average price of our ordinary shares is at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period or (ii) at least 85% of the original principal amount of the Bonds shall have been converted at the option of the holders.

If we undergo a “change of control,” subject to certain conditions, holders of the Bonds may require us to repurchase for cash all or part of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Bonds to be repurchased, plus accrued and unpaid interest to the date of the change of control. The Bonds define a “change in control” as the acquisition (or right to acquire) by a third party of such number of our ordinary shares from our shareholders, following an offer to all or substantially all our shareholders to purchase such ordinary shares, such that the third party would be entitled to vote more than 50% of the votes that may be cast at our general meeting.

The terms and conditions of the Bonds contain customary events of default with respect to the Bonds, including that upon certain events of default (including our failure to make any payment of principal or interest on the Bonds when due and payable) occurring and continuing, the holders of at least 25% in principal amount of the outstanding Bonds by notice to us, may, declare 100% of the principal of and accrued and unpaid interest, if any, on all the Bonds to be due and payable.

The conversion rate of the Bonds is subject to adjustment upon the occurrence certain including, the (i) consolidation, reclassification or subdivision of the ordinary shares without a change in our share capital; (ii) issuance of any ordinary shares that are credited as fully paid to shareholders by way of capitalization of profit or reserves (subject to certain limitations); (iii) payment of dividends to shareholders; and (iv) exercise of conversion rights after a change of control of certain corporate events, including the payment of dividends, distributions and a “change of control” (as defined in the terms and conditions governing the Bonds). In addition, in the event we sell or issue ordinary shares or securities convertible into ordinary share, including the ordinary shares and ADSs to be sold in the global offering, or grant any options, warrants or other rights convertible into ordinary shares (other than ordinary shares issuable upon conversion of the Bond), for no consideration or at a price per ADS or ordinary share which is less than 95% of the five day volume weighted average price ending on date immediately prior to such sale or issuance, the 5-day VWAP, the conversion ratio of the Bonds will be adjusted by multiplying the conversion price in effect immediately prior to such sale or issuance by:

A+B
A+C

where:

A	is the number of ordinary shares outstanding immediately prior to such sale or issuance;

B	is the number of ordinary shares which the aggregate consideration received by us in such sale or issuance, or as the case may be, for the ordinary shares to be issued upon the exercise of any granted or issued options, warrants or rights, would purchase using the 5-day VWAP ending on date immediately prior to such sale or issuance; and

C	is the number of ordinary shares issued pursuant to such sale or issuance or, as the case may be, the maximum number of ordinary shares issued upon exercise of such options, warrants or rights, calculated as at the date of the issuance.

History of Securities Issuances

As of January 1, 2014, our ordinary share capital amounted to €91,563,916, represented by 48,992,646 ordinary shares. All ordinary shares were issued, fully paid up and of the same class. Since January 1, 2014, the following events have changed the number of our issued and outstanding ordinary shares:

•	On January 17, 2014, 6,583 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (2,083 warrants); July 9, 2009 (2,500 warrants); December 29, 2006 (2,000 warrants). The exercise resulted in an ordinary share capital increase of €10,440.21 (plus €16,999.83 in issuance premium) and the issuance of 5,583 new ordinary shares.

•	On April 18, 2014, 99,535 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (18,374 warrants); December 15, 2005 (7,500 warrants); December 29, 2006 (3,000 warrants); August 22, 2008 (27,500 warrants); July 9, 2009 (16,500 warrants); September 29, 2009 (13,300 warrants) and April 29, 2010 (13,361 warrants). The exercise resulted in an ordinary share capital increase of €158,227.67 (plus €293,370.92 in issuance premium) and the issuance of 85,098 new ordinary shares.

•	On June 30, 2014, the Company raised €41.7 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €9,178,580.84 (plus €32,542,241.16 in issuance premium) and the issuance of 4,908,332 new ordinary shares.

•	On July 17, 2014, 10,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (3,333 warrants); September 29, 2009 (4,450 warrants) and April 29, 2010 (2,217 warrants). The exercise resulted in an ordinary share capital increase of €18,700 (plus €45,497.57 in issuance premium) and the issuance of 10,000 new ordinary shares.

•	On October 17, 2014, 25,000 warrants were exercised under the following warrant plan: December 15, 2005 (25,000 warrants). The exercise resulted in an ordinary share capital increase of €22,500 and the issuance of 12,500 new ordinary shares.

•	On December 31, 2014, our ordinary share capital amounted to €100,952,365.12, represented by 54,014,159 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 19, 2015, 117,446 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (11,814 warrants); September 29, 2009 (1,450 warrants); April 29, 2010 (25,525 warrants) and April 28, 2011 (69,407 warrants). The exercise resulted in an ordinary share capital increase of €216,819.02 (plus €692,607.05 in issuance premium) and the issuance of 115,946 new ordinary shares.

•	On March 16, 2015, 174,302 warrants were exercised at various exercise prices under the following warrant plans: July 9, 2009 (6,000 warrants); September 29, (32,450 warrants) and April 29, 2010 (135,852 warrants). The exercise resulted in an ordinary share capital increase of €325,944.74 (plus €966,737.44 in issuance premium) and the issuance of 174,302 new ordinary shares.

•	On April 17, 2015, 20,165 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (8,500 warrants); September 29, 2009 (2,350 warrants) and April 28, 2011 (1,565 warrants). The exercise resulted in an ordinary share capital increase of €37,603.55 (plus €74,822.15 in issuance premium) and the issuance of 20,165 new ordinary shares.

•	On June 3, 2015, 83,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (75,000 and 1,500 warrants respectively) and July 9, 2009 (6,500 warrants). The exercise resulted in an ordinary share capital increase of €155,210 (plus €255,745 in issuance premium) and the issuance of 83,000 new ordinary shares.

•	On July 17, 2015, 89,885 warrants were exercised at various exercise prices under the following warrant plans: July 13, 2006 (20,000 warrants, each entitling the holder to 1/2 a share); August 22, 2008 (2,500 warrants); July 9, 2009 (2,500 warrants); September 29, 2009 (2,950 warrants); December 3, 2010 (10,000 warrants) and April 28, 2011 (51,935 warrants). The exercise resulted in an ordinary share capital increase of €149,384.95 (plus €451,106.35 in issuance premium) and the issuance of 79,885 new ordinary shares.

•	On July 29, 2015, 24,967 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (1,667 warrants); September 29, 2009 (1,800 warrants); December 3, 2010 (18,750 warrants) and April 28, 2011 (2,750 warrants). The exercise resulted in an ordinary share capital increase of €46,688.29 (plus €152,398.67 in issuance premium) and the issuance of 24,967 new ordinary shares.

•	On October 19, 2015, 5,200 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,300 warrants) and April 28, 2011 (2,900 warrants). The exercise resulted in an ordinary share capital increase of €9,724 (plus €31,525 in issuance premium) and the issuance of 5,200 new ordinary shares.

•	On December 7, 2015, 7,250 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (3,500 warrants) and April 28, 2011 (3,750 warrants). The exercise resulted in an ordinary share capital increase of €13,557.50 (plus €47,832.50 in issuance premium) and the issuance of 7,250 new ordinary shares.

•	On December 15, 2015, 425,000 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (75,000 warrants); July 13, 2006 (135,000 and 65,000 warrants respectively); October 30, 2009 (75,000 warrants) and April 28, 2011 (75,000 warrants). The exercise resulted in an ordinary share capital increase of €535,000 (plus €997,750 in issuance premium) and the issuance of 287,500 new ordinary shares.

•	On December 31, 2015, our ordinary share capital amounted to €102,442,297.17, represented by 54,812,374 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 18, 2016, 288,170 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (700 warrants); December 3, 2010 (10,500 warrants); April 28, 2011 (13,550 warrants); April 28, 2011 (25,000 warrants); February 1, 2012 (124,670 warrants); February 1, 2012 (66,875 warrants) and April 26, 2012 (46,875 warrants). The exercise resulted in an ordinary share capital increase of €538,877.90 (plus €653.414.80 in issuance premium) and the issuance of 288,170 new ordinary shares.

•	On February 17, 2016, 7,521 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,800 warrants) and February 1, 2012 (4,721 warrants). The exercise resulted in an ordinary share capital increase of €14,064.27 (plus €20,662.14 in issuance premium) and the issuance of 7,521 new ordinary shares.

•	On March 17, 2016, 211,241 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (1,000 warrants); September 29, 2009 (700 warrants); October 30, 2009 (10,000 warrants); February 1, 2012 (194,314 warrants) and November 6, 2012 (5,227 warrants). The exercise resulted in an ordinary share capital increase of €394,085.67 (plus €346,290.15 in issuance premium) and the issuance of 210,741 new ordinary shares.

•	On April 20, 2016, 18,400 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (3,200 warrants) and April 28, 2011 (1,000 warrants) and February 1, 2012 (14,200 warrants). The exercise resulted in an ordinary share capital increase of €34,408.00 (plus €42,222 in issuance premium) and the issuance of 18,400 new ordinary shares.

•	On June 1, 2016, the Company raised €74.2 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €10,348,056.40 (plus €63,803,791.60 in issuance premium) and the issuance of 5,533,720 new ordinary shares.

•	On July 19, 2016, 43,568 warrants were exercised at various exercise prices under the following warrant plans: June 14, 2007 (7,500 warrants); August 22, 2008 (833 warrants); April 28, 2011 (6,000 warrants) and February 1, 2012 (29,235 warrants). The exercise resulted in an ordinary share capital increase of €77,947.16 (plus €82,542.23 in issuance premium) and the issuance of 39,818 new ordinary shares.

•	On October 18, 2016, 10,050 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (2,750 warrants) and February 1, 2012 (7,300 warrants). The exercise resulted in an ordinary share capital increase of €18,793.50 (plus €28,509.50 in issuance premium) and the issuance of 10,050 new ordinary shares.

•	On November 9, 2016, 938 warrants were exercised at various exercise prices under the following warrant plan: November 6, 2012 (938 warrants). The exercise resulted in an ordinary share capital increase of €1,754.06 (plus €3,348.66 in issuance premium) and the issuance of 938 new ordinary shares.

•	On December 31, 2016, our ordinary share capital amounted to €113,870,284.13, represented by 60,921,732 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 17, 2017, 154,342 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (4,000 warrants); April 28, 2011 (5,242 warrants); February 1, 2012 (9,331 warrants); November 6, 2012 (5,000 warrants); January 29, 2013 (31,626 warrants); January 29, 2013 (6,718 warrants); January 29, 2013 (8,072 warrants); January 29, 2013 (5,000 warrants); August 5, 2013 (65,000 warrants); August 5, 2013 (5,500 warrants); August 5, 2013 (3,906 warrants) and August 5, 2013 (4,947 warrants). The exercise resulted in an ordinary share capital increase of €288,619.54 (plus €723,319.51 in issuance premium) and the issuance of 154,342 new ordinary shares.

•	On April, 19 2017, 59,375 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (4,500 warrants); October 12, 2007 (3,571 warrants); December 3, 2010 (21,250 warrants); April 28, 2011 (5,600 warrants); February 1, 2012 (3,408 warrants); November 6, 2012 (269 warrants); January 29, 2013 (13,606 warrants); July 18, 2013 (5,250 warrants) and August 5, 2013 (1,921 warrants). The exercise resulted in an ordinary share capital increase of €106,823.75 (plus €291,978.02 in issuance premium) and the issuance of 57,125 new ordinary shares.

•	On July 18, 2017, 19,833 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (4,000 warrants); February 1, 2012 (5,521 warrants); January 29, 2013 (5,750 warrants); August 5, 2013 (4,083 warrants) and August 5, 2013 (479 warrants). The exercise resulted in an ordinary share capital increase of €37,087.71 (and an issuance premium of €84,356.54) and the issuance of 19,833 new ordinary shares.

•	On August 8, 2017, 16,700 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (4,950 warrants) and February 1, 2012 (11,750 warrants). The exercise resulted in an ordinary share capital increase of €31,229 (and an issuance premium of €49,454.50) and the issuance of 16,700 new ordinary shares.

•	On September 13, 2017, 424,563 warrants were exercised at various exercise prices under the following warrant plans: July 13, 2006 (350,000 warrants), April 28, 2011 (20,000 warrants), February 1, 2012 (4,500 warrants), January 29, 2013 (63 warrants) and August 5, 2013 (50,000 warrants). The exercise resulted in an ordinary share capital increase of €466,682.81 (and an issuance premium of €412,267.28) and the issuance of 249,563 new ordinary shares.

All of the ordinary share issuances listed above were for cash consideration.

The following table shows the reconciliation of the number of ordinary shares outstanding as of December 31, 2015 and 2016:

Issued Capital	Ordinary Share Capital (€)	Number of Ordinary Shares
As of December 31, 2014	100,952,365	54,014,159
Changes during 2015	1,489,932	798,215
As of December 31, 2015	102,442,297	54,812,374
Changes during 2016	11,427,987	6,109,358
As of December 31, 2016	113,870,284	60,921,732

Articles of Association and Other Share Information

Corporate Profile

Our legal and commercial name is Ablynx NV. We are a public limited liability company incorporated in the form of a naamloze vennootschap under Belgian law. We are registered with the Cross Roads Bank for Enterprises (Ghent) under the enterprise number 0475.295.446. Our principal executive and registered offices are located at Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium and our telephone number is +32 9 262 00 00. Our agent for service of process in the United States is Depositary Management Corporation.

We were incorporated in Belgium on July 4, 2001 for an unlimited duration. Our financial year ends December 31.

Corporate Purpose

Our corporate purpose as set forth in Article 3 of our articles of association is as follows: “The company’s purpose consists of:

•	exploitation of biological, chemical or other products, processes and technologies in the sector of life sciences in general and the sector of diagnostics, medicines, pharmaceuticals, cosmetics, chemistry and agro industry including amongst others veterinary products in particular. “Exploitation” means, amongst others, all activities of research, development, production, marketing and commercialization;

•	the acquisition, purchase, sale, licensing, exploitation and realization of intellectual property rights with regard to the above mentioned activities; and

•	the study, consulting, developing and offering of expertise, engineering and provision of any services with regard to the above mentioned activities.

It may undertake all possible commercial, industrial, financial, movable and immovable transactions, that are directly or indirectly related to its corporate purpose or that are such that they stimulate the realization or development thereof.

It may participate in all companies, associations and undertakings, in Belgium as well as abroad, by way of a contribution, subscription, transfer, participation, legal merger, financial intervention or otherwise, and may as well exercise the functions of director and receiver in case of liquidation in other companies.”

The Company may use its assets to guarantee both its own commitments and commitments of third parties.

Form and Transferability of Our Ordinary Shares

All of our ordinary shares belong to the same class of securities and are in registered form or in dematerialized form.

All of our outstanding ordinary shares are fully paid-up and freely transferable, subject to any contractual restrictions.

Currency

Our ordinary share capital, which is represented by our outstanding ordinary shares, is denominated in euro.

Changes to Our Share Capital

In principle, changes to our share capital are decided by our shareholders meeting, which may at any time resolve to increase or decrease our share capital. Any such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below in “—Description of the Rights and Benefits Attached To Our Ordinary Shares—Right to Attend and Vote at Our Shareholders Meeting—Quorum and Majority Requirements.” No shareholder is under the obligation to make any further contribution to our ordinary share capital other than with respect to ordinary shares held by such shareholder that would not be fully paid-up.

Share Capital Increases by Our Board of Directors

Subject to the quorum and majority requirements described below in “—Description of the Rights and Benefits Attached To Our Ordinary Shares—Right to Attend and Vote at Our Shareholders Meeting—Quorum and Majority Requirements,” our shareholders meeting may authorize our board of directors, within certain limits, to increase our ordinary share capital without any further approval being required from our shareholders meeting. Such pre-authorized capital increase is referred to as authorized capital. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered ordinary share capital at the time of the authorization. On July 18, 2013, our shareholders meeting renewed the authorization in respect of the authorized capital.

Without prejudice to more restrictive rules set forth by law, our board of directors may increase the registered capital of the company in one or several times with an amount up to €90,695,406.12, i.e., 100% of the registered capital existing at the moment of the convening to the shareholders meeting granting this authority, upon a resolution of the board of directors at which all directors are present or represented and in accordance with the conditions as are to be decided by the board of directors, such as (i) by means of a contribution in cash or in kind, subject to the mandatory limits and in accordance with the mandatory conditions provided for by the Belgian Companies Code; (ii) through conversion of reserves, issuance premiums, profits carried forward and revaluation gains (“herwaarderingsmeerwaarden”); (iii) with or without issuance of new ordinary shares, with or without voting rights, except that such ordinary shares cannot have an issue price lower than the nominal value of the then existing ordinary shares of the company (iv) through issuance of convertible bonds, subordinated or not; (v) through issuance of warrants or bonds to which warrants or other tangible values are attached; and/or (vi) through issuance of other securities. The maximum amount with which the registered capital can be increased in the framework of the authorized capital as mentioned in this paragraph, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the previous paragraph. Normally, the authorization of the board of directors to increase our ordinary share capital through contributions in kind or in cash with cancellation or limitation of the preferential right of the existing shareholders is suspended if we are notified by the Belgian Financial Services and Markets Authority, or the FSMA, of a public takeover bid on the financial instruments of the company. The shareholders meeting can, however, authorize the board of directors to increase the ordinary share capital by issuing ordinary shares in an amount of not more than 10% of the existing ordinary shares at the time of such a public takeover bid. Our board of directors is no longer authorized to do so.

Since the General Meeting granted authorization on July 18, 2013, the Board of directors has used its authorization on the following occasions:

•	on June 30, 2014, 4,908,332 new ordinary shares were issued with a total representing capital value (i.e. only the fractional value disregarding the issue premium) of €9,178,580.84.

•	on May 27, 2015, we issued 1,000 convertible bonds with a principal amount of €100,000 per convertible bond and an initial conversion price of €12.93. Pursuant to the terms and conditions of such convertible bonds, such conversion price is subject to changes as set forth in the section of this Prospectus titled “Description of Share Capital—Share Capital—Other Outstanding Securities”, so that the exact maximum amount of the authorised capital which would be used cannot be determined at this time. We have reserved €14,454,771.58 of the then available amount under the authorized capital.

•	on September 14, 2015, we issued 290,000 warrants in principle. Taking into account a fractional value of €1.87 at that time, €542,300 of the then available amount under the authorized capital has been used.

•	on February 24, 2016, we issued 590,000 warrants in principle. Taking into account a fractional value of €1.87 at that time, €1,103,300.00 of the then available amount under the authorized capital has been used.

•	on June 1, 2016, 5,533,720 new ordinary shares were issued with a total representing capital value (i.e. only the fractional value disregarding the issue premium) of €10,348,056.40.

•	on September 9, 2016, we issued 320,000 warrants in principle. Taking into account a fractional value of €1.87 at that time, €598,400 of the then available amount under the authorized capital was used.

•	on February 22, 2017, we issued 740,000 warrants in principle. Taking into account a fractional value of €1.87 at that time, €1,383,800 of the then available amount under the authorized capital was used.

•	On September 20, 2017, we issued 670,000 warrants in principle. Taking into account a fractional value of €1.87 at that time, €1,252,900 of the then available amount under the authorized capital was used.

As a result of the aforementioned transactions €51,833,297.30 is currently available under the authorised capital and maximum 27,718,340.80 ordinary shares can still be issued under the authorized capital (at the current fractional value per share of €1.87).

Preferential Subscription Rights

In the event of an ordinary share capital increase for cash through the issuance of new ordinary shares, or in the event we issue convertible bonds or warrants, our existing shareholders have a preferential right to subscribe, during a period of at least 15 days, pro rata, to the new ordinary shares, convertible bonds or warrants. These preferential subscription rights are transferable during the subscription period. Our board of directors may decide that preferential subscription rights that were not exercised by any shareholders shall accrue proportionally to the other shareholders that have already exercised their preferential subscription rights and may fix the practical terms for such subscription.

Our shareholders meeting may resolve to limit or cancel this preferential subscription right, subject to special reporting requirements. Such resolution must satisfy the same quorum and majority requirements as the decision to increase our ordinary share capital.

Shareholders may also decide to authorize our board of directors to limit or cancel the preferential subscription right within the framework of the authorized capital, subject to the terms and conditions set forth in the Belgian Companies Code. Our board of directors currently has the right to limit or cancel the preferential subscription right within the framework of the authorized capital. See also “Share Capital Increases by Our Board of Directors” above.

If our shareholders meeting or our board of directors in the context of the authorized capital resolves to limit or cancel the preferential subscription right in favor of “one or more certain persons” (“bepaalde personen”) who are not employees of the company or of its subsidiaries, additional rules apply to protect our existing shareholders (Article 598 of the Belgian Companies Code). In such case, the identity of such “certain person(s)” (i.e. beneficiary or beneficiaries of the cancellation of the preferential subscription right) must be disclosed in a special report prepared by our board of directors and in the convening notice of our shareholders meeting, respectively the meeting of our board of directors if such capital increase would occur in the context of the authorized capital. Furthermore, the issue price must not be lower than the 30 day average closing price of the share on Euronext Brussels prior the date of the decision to increase the capital. The special report prepared by our board of directors should also elaborate on the impact of the transaction on our existing shareholders, in particular regarding its share in the profits and in our capital. The statutory auditor shall provide an elaborate advice on the elements on the basis of which the issue price has been determined, as well as on its justification.

Under the DGCL, stockholders of a Delaware corporation have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

Purchases and Sales of Our Own Ordinary Shares

We may only repurchase our own ordinary shares pursuant to an authorization of our shareholders meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Pursuant to the Belgian Companies Code, such a decision requires a quorum of shareholders holding an aggregate of at least 50% of the ordinary share capital and approval by a majority of at least 80% of the ordinary share capital present or represented. If there is no quorum, a second meeting must be convened. No quorum is required at the second meeting, but the relevant resolution must be approved by a majority of at least 80% of the ordinary share capital present or represented.

Within such authorization, we may only repurchase our own ordinary shares if the amount that we would use for repurchase is available for distribution. Currently we have no such an authorization and we neither have any funds available for distribution, nor own any of our own ordinary shares.

Under the DGCL, a Delaware corporation may purchase or redeem its own ordinary shares, unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation.

Description of the Rights and Benefits Attached To Our Ordinary Shares

Right to Attend and Vote at Our Shareholders Meeting

Annual Shareholders Meeting

Our annual shareholders meeting will be held on the last Thursday of April, at 11:00 a.m. (Central European Time), at our registered office or at any other place in Belgium mentioned in the notice of the meeting. If this date is a public holiday in Belgium, the meeting is held on the following day that is a business day in Belgium, at the same time.

Special and Extraordinary Shareholders Meetings

Our board of directors or the statutory auditor (or the liquidators, if appropriate) may, whenever our interests so require, convene a special or extraordinary shareholders meeting. Such shareholders meeting must also be convened when one or more shareholders holding at least one-fifth of our ordinary share capital so requests.

Under the DGCL, special meetings of the stockholders of a Delaware corporation may be called by such person or persons as may be authorized by the certificate of incorporation or by the bylaws of the corporation, or if not so designated, as determined by the board of directors. Stockholders generally do not have the right to call meetings of stockholders, unless that right is granted in the certificate of incorporation or the bylaws.

Notices Convening Shareholders Meetings

Convening notices of our shareholders meetings contain the agenda of the meeting, indicating the items to be discussed as well as any proposed resolutions that will be submitted at the meeting. One or more shareholders holding at least 3% of our ordinary share capital may request for items to be added to the agenda of any convened meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda, provided that:

•	they prove ownership of such shareholding as at the date of their request and record their ordinary shares representing such shareholding on the record date; and

•	the additional items on the agenda and any proposed resolutions have been submitted in writing by these shareholders to the board of directors at the latest on the twenty-second day preceding the day on which the relevant shareholders meeting is held.

The shareholding must be proven by a certificate evidencing the registration of the relevant ordinary shares in the share register of the company or by a certificate issued by the authorized account holder or the clearing organization certifying the book-entry of the relevant number of dematerialized ordinary shares in the name of the relevant shareholder(s).

The convening notice must be published in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur belge) at least thirty days prior to the shareholders meeting. The convening notice must also be published in a nationwide newspaper and media of which it can be reasonably assumed that they can ensure the effective dissemination of the information to the public in the European Economic Area and which is accessible in a rapid and non-discriminating way, except if the meeting concerned is an annual shareholders meeting held at the municipality, place, day and hour mentioned in the articles of association and the agenda of which is limited to the approval of the annual accounts, the acknowledgement of an annual report of the board of directors, an acknowledgement of the annual report of the auditor, a vote on the discharge of the directors and the auditor or a vote on the items referred to in Article 554, paragraphs 3 and 4 of the Belgian Companies Code (i.e., in relation to a remuneration report or a severance payment). Convening notices of all our shareholders meetings and all related documents, such as specific board and auditor’s reports, are also to be published on our website. In the event a second convening notice is necessary as a result of an applicable attendance quorum not being met at the first shareholders meeting, and the date of the second meeting is mentioned in the first convening notice, such period is seventeen days prior to the second shareholders meeting, provided that no additional item has been added to the agenda.

Convening notices must be sent thirty days prior to the shareholders meeting to the holders of registered ordinary shares, holders of registered bonds, holders of registered warrants, holders of registered certificates issued with our cooperation and to our directors and auditor. This communication is made by ordinary letter unless the addressees have individually and expressly accepted in writing to receive the notice by another form of communication, without having to give evidence of the fulfillment of such formality.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders of a Delaware corporation must be given to each stockholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting and shall specify the place, date, hour and, in the case of a special meeting, the purpose of the meeting.

Admission to Meetings

A shareholder is only entitled to participate in and vote at a shareholders meeting, irrespective of the number of ordinary shares he owns on the date of the shareholders meeting, provided that his ordinary shares are recorded in his name at midnight (Central European Time) at the end of the fourteenth day preceding the date of the shareholders meeting, or the record date:

•	in case of registered ordinary shares, in our register of registered ordinary shares; or

•	in case of dematerialized ordinary shares, through book-entry in the accounts of an authorized account holder or clearing organization.

In addition, we (or the person designated by us) must, at the latest on the sixth day preceding the day of the shareholders meeting, be notified as follows of the intention of the shareholder to participate in the shareholders meeting:

•	in case of registered ordinary shares, the shareholder must at the latest on the above-mentioned date, notify us (or the person designated by us) by letter, fax or e-mail of his intention to participate in the shareholders meeting and of the number of ordinary shares he intends to participate in the shareholders meeting with; or

•	in case of dematerialized ordinary shares, the shareholder must, at the latest on the above-mentioned date, provide us (or the person designated by us), or arrange for us (or the person designated by us) to be provided with, a certificate issued by the authorized account holder or clearing organization certifying the number of dematerialized ordinary shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders meeting.

Each shareholder has the right to attend a shareholders meeting and to vote at such meeting in person or through a proxy holder. The proxy holder does not need to be a shareholder. A shareholder may only appoint one person as proxy holder for a particular shareholders meeting, except in cases provided for by law. Our board of directors may determine the form of the proxies. The appointment of a proxy holder must in any event take place in paper form or electronically, the proxy must be signed by the shareholder (as the case may be, by means of an electronic signature in accordance with the applicable Belgian law) and we must receive the proxy at the latest on the sixth day preceding the day on which the shareholders meeting is held.

Pursuant to Article 7, section 5 of the Belgian Law of May 2, 2007 on the disclosure of significant shareholdings (the “Law of May 2, 2007”), a transparency declaration has to be made if a proxy holder that is entitled to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant shareholders meeting would have the right to exercise the voting rights at his discretion. In accordance with Article 18 of the Law of May 2, 2007, our articles of association provide that such notification is also required each time when the voting rights attached to the securities reach, exceed or fall below the threshold of 3% of the total number of existing voting rights.

Votes

Each shareholder is entitled to one vote per share.

Voting rights can be suspended in relation to ordinary shares:

•	that were not fully paid up after such payment being called by our board of directors;

•	to which more than one person is entitled, except in the event a single representative is appointed for the exercise of the voting right;

•	that entitle their holder to voting rights above the threshold of 5% or any multiple thereof of the total number of voting rights attached to our outstanding financial instruments on the date of the relevant general meeting of shareholders, except to the extent where the relevant shareholder has notified us and the FSMA at least twenty days prior to the date of the shareholders meeting on which he or she wishes to vote of its shareholding reaching or exceeding the thresholds above; or

•	of which the voting right was suspended by a competent court or the FSMA.

Quorum and Majority Requirements

Generally, there is no quorum requirement for our shareholders meeting, except as provided for by law in relation to decisions regarding certain matters. Decisions are made by a simple majority, except where the law provides for a special majority.

Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may specify the number of ordinary shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of ordinary shares entitled to vote at a meeting. In the absence of such specifications, a majority of ordinary shares entitled to vote shall constitute a quorum.

Matters involving special legal quorum and majority requirements include, among others, amendment to the articles of association, issues of new ordinary shares, convertible bonds or warrants and decisions regarding mergers and demergers, which require at least 50% of the ordinary share capital to be present or represented and the affirmative vote of the holders of at least 75% of the votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum requirement applies. The special majority requirement for voting, however, remains applicable.

Any modification of our corporate purpose or legal form requires a quorum of shareholders holding an aggregate of at least 50% of the ordinary share capital and approval by a majority of at least 80% of the ordinary share capital present or represented. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a majority of at least 80% of the ordinary share capital present or represented.

Right to Ask Questions at our Shareholders Meetings

Within the limits of Article 540 of the Belgian Companies Code, members of the board of directors and the auditor will answer, during the shareholders meeting, the questions raised by shareholders. Shareholders can ask questions either during the meeting or in writing, provided that we receive the written questions at the latest on the sixth day preceding the shareholders meeting.

Dividends

All ordinary shares participate in the same manner in our profits, if any. Pursuant to the Belgian Companies Code, the shareholders can in principle decide on the distribution of profits with a simple majority vote at the occasion of the annual shareholders meeting, based on the most recent non-consolidated statutory audited annual accounts, prepared in accordance with the generally accepted accounting principles in Belgium and based on a (non-binding) proposal of the board of directors. The articles of association also authorize our board of directors to declare interim dividends subject to the terms and conditions of the Belgian Companies Code.

Dividends can only be distributed if following the declaration and issuance of the dividends the amount of the company’s net assets on the date of the closing of the last financial year according to the non-consolidated statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian GAAP), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of reserves that are non-distributable according to the law or the articles of association. An example of such non-distributable reserve is the legal reserve implying that at least 5% of our annual net profit under our non-consolidated statutory accounts (prepared in accordance with Belgian GAAP) must be allocated to such (non-distributable) legal reserve, until the legal reserve amounts to 10% of the ordinary share capital.

The right to payment of dividends expires five years after the board of directors declared the dividend payable.

Under the DGCL, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for either or both of the fiscal year in which the dividend is declared and the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). Dividends may be paid in the form of ordinary shares, property or cash.

Appointment of Directors

Our articles of association provide that our board of directors shall be composed of no less than three members. The directors are appointed with a simple majority by the shareholders meeting, except in the case of co-optation, which means that the board of directors is permitted, subject to the conditions provided for by the Belgian Companies Code, to fill a vacancy, when a mandate of a director becomes vacant by reasons of death, dismissal or for any other reason. In such case, the first following general shareholders meeting shall resolve on the definitive appointment and the newly appointed director shall continue the term of office of the director he/she replaces.

Liquidation Rights

Our company can only be voluntarily dissolved by a shareholders’ resolution passed with a majority of at least 75% of the votes cast at an extraordinary shareholders meeting where at least 50% of the ordinary share capital is present or represented. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new convening notice. The second shareholders meeting can validly deliberate and decide regardless of the number of ordinary shares present or represented.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution of a Delaware corporation must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding ordinary shares. The DGCL allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses (on a non-consolidated basis) will be distributed to our shareholders, each receiving a sum on a pro rata basis.

If, as a result of losses incurred, the ratio of our net assets (on a non-consolidated basis, determined in accordance with Belgian legal and accounting rules) to ordinary share capital is less than 50%, our board of directors must convene a general meeting of shareholders within two months of the date upon which our board of directors discovered or should have discovered such loss. At this shareholders meeting, our board of directors needs to propose either our dissolution or our continuation, in which case our board of directors must propose measures to remedy our financial situation. Our board of directors must justify its proposals in a special report to the shareholders. Shareholders representing at least 75% of the votes validly cast at this meeting have the right to dissolve the company, provided that at least 50% of our ordinary share capital is present or represented at the meeting. In the event the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second shareholders meeting can validly deliberate and decide regardless of the number of ordinary shares present or represented.

If, as a result of losses incurred, the ratio of our net assets to ordinary share capital is less than 25%, the same procedure must be followed, it being understood, however, that in the event shareholders representing 25% of the votes validly cast at the meeting can decide to dissolve the company. If the amount of our net assets has dropped below €61,500 (the minimum amount of ordinary share capital of a Belgian public limited liability company (“naamloze vennootschap”), any interested party is entitled to request the competent court to dissolve the company. The court can order our dissolution or grant a grace period during which time we must remedy the situation. Holders of ordinary shares have no sinking fund, redemption or appraisal rights.

Belgian Legislation

Disclosure of Significant Shareholdings

The Belgian Law of May 2, 2007 requires each natural or legal person acquiring or transferring our ordinary shares (directly or indirectly, by ownership of ADSs or otherwise) to notify us and the FSMA each time their shareholding crosses (upwards or downwards) a threshold of 5% of the total number of outstanding voting rights or a multiple thereof. In accordance with article 18 of the Law of May 2, 2007, our articles of association provide that such notification is also required each time when the voting rights attached to the securities reach, exceed or fall below the threshold of 3% of the total number of existing voting rights.

Similarly, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, disclosure is required even when no acquisition or disposal of ordinary shares or ADSs has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, disclosure is also required when persons acting in concert enter into, modify or terminate their agreement resulting in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the FSMA and to us at the latest on the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall only be allowed to vote at our shareholders meeting the number of ordinary shares such shareholder validly disclosed at the latest twenty days before such meeting.

In accordance with U.S. federal securities laws, holders of our ordinary shares and holders of ADSs will be required to comply with disclosure requirements relating to their ownership of our securities. Any person that, after acquiring beneficial ownership of our ordinary shares or ADSs, is the beneficial owners of more than 5% of our outstanding ordinary shares or ordinary shares underlying ADSs must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of our ordinary shares or ordinary shares underlying ADSs that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total ordinary shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change.

Disclosure of Net Short Positions

Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to our issued ordinary share capital, whether by a transaction in ordinary shares or ADSs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such ordinary shares or ADSs is required to notify the FSMA if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of our issued ordinary share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the FSMA will disclose the net short position to the public.

Public Takeover Bids

The European Takeover Directive 2004/25/EC of April 21, 2004 has been implemented in Belgium through the Law of April 1, 2007 on public takeovers, or the Takeover Law, the Royal Decree of April 27, 2007 on public takeovers and the Royal Decree of April 27, 2007 on squeeze-out bids.

Public takeover bids in Belgium for our ordinary shares or other securities giving access to voting rights are subject to supervision by the FSMA. The Takeover Law determines when a bid is deemed to be public in Belgium. Public takeover bids must be extended to all of the voting securities, as well as all other securities giving access to voting rights. Prior to making a bid, a bidder must publish a prospectus that has been approved by the FSMA prior to publication.

Except for a number of exceptions, the Takeover Law provides that a mandatory bid must be launched on all our ordinary shares (and our other securities giving access to voting rights), if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting for its account, directly or indirectly holds more than 30% of our voting securities (directly or through ADSs).

Squeeze-out

Pursuant to Article 513 of the Belgian Companies Code and the regulations promulgated thereunder, a person or legal entity, or different persons or legal entities acting alone or in concert, that own together with the company 95% of the securities with voting rights in a public company are entitled to acquire the totality of the securities with voting rights in that company following a squeeze-out offer. The securities that are not voluntarily tendered in response to such an offer are deemed to be automatically transferred to the bidder at the end of the procedure. At the end of the procedure, the company is no longer deemed a public company, unless bonds issued by the company are still spread among the public. The consideration for the securities must be in cash and must represent the fair value (verified by an independent expert) in order to safeguard the interests of the transferring shareholders.

The DGCL provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s ordinary shares, in connection with certain mergers and consolidations.

Limitations on the Right to Own Securities

Neither Belgian law nor our articles of association impose any general limitation on the right of non-residents or foreign persons to hold our securities or exercise voting rights on our securities other than those limitations that would generally apply to all shareholders.

Exchange Controls and Limitations Affecting Shareholders

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

Securities Exercisable for Ordinary Shares

See the section of this prospectus titled “Management—Warrant Plans” for a description of warrants granted by our board of directors to our directors, members of the executive committee, employees and other service providers and the section of this prospectus titled “Description of Share Capital – Share Capital – Other Outstanding Securities”. Apart from the warrants and convertible bonds, we do not currently have other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase securities outstanding.

Listing

We have applied to list the ADSs on the NASDAQ under the symbol “ABLX.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for the ADSs will be                     .

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the U.S. offering. Each ADS will represent an ownership interest a designated number of ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY, 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Belgian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the ordinary shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADRs issued under the deposit agreement. The obligations of our company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary Shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing rights to acquire additional ADRs. However, if we do not timely furnish such evidence, the depositary may:

(i) sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional ordinary shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional ordinary shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of the depositary, the custodian or a nominee of either.

The custodian will hold all deposited ordinary shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary for the benefit of registered holders of ADRs, to the extent not prohibited by law. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

•	all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of ordinary shares are entitled to vote, or of our solicitation of consents or proxies from holders of ordinary shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary, stating that that each registered holder of ADRs on the ADS record date will, subject to any applicable provisions of Belgian law, be entitled to instruct the depositary as to the exercise of any voting rights pertaining to ordinary shares underlying such holder’s ADSs, and describing how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of or governing the underlying ordinary shares or other deposited securities, to vote or cause to be voted the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

J.P. Morgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary. The right of the depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities by public or private sale (after attempting by reasonable means to notify the ADR holder hereof prior to such sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in nominal value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of ordinary shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;
(2)	distribute additional or amended ADRs;
(3)	distribute cash, securities or other property it has received in connection with such actions;
(4)	sell any securities or property received and distribute the proceeds as cash; or
(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or ordinary shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable to registered holders or beneficial owners of ADSs if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, Belgium or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct; or

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

We, the depositary and its agents may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered holder of ADRs has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Belgian law, rules or regulations or any changes therein or thereto.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other ordinary shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of ordinary shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend ordinary shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of ordinary shares and (ii) deliver ordinary shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which ordinary shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of ordinary shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive ordinary shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary in any competent court in Belgium.

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed in the United States for our ordinary shares or the ADSs. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on September 30, 2017, upon completion of this offering, 69,772,516 ordinary shares (including ordinary shares represented by ADSs) will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the warrants to purchase 2,572,414 ordinary shares outstanding as of September 30, 2017 and assuming no outstanding warrants are exercised and no exercise of the underwriters’ option to purchase additional ordinary shares and ADSs, warrants exercisable for 1,010,466 ordinary shares will be vested and eligible for sale 90 days after the date of this prospectus subject to Belgian law.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act and Belgian law, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares and ADSs, these restricted securities will be available for sale in the public market as follows:

•	approximately 69,158,733 ordinary shares (including ordinary shares represented by ADSs) will be eligible for immediate sale on the date of this prospectus; and

•	613,784 ordinary shares (including ordinary shares represented by ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 90 days after the date of this prospectus, provided that ordinary shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below and subject to Belgian law.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1.0% of the number of ordinary shares then outstanding, which will equal approximately 697,725 ordinary shares immediately after the completion of this offering based on the number of ordinary shares outstanding as of September 30, 2017; and

•	the average weekly trading volume of the ADSs on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of ordinary shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased ordinary shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 ordinary shares are required to wait until 90 days after the date of this prospectus before selling their ordinary shares subject also to Belgian law. However, all Rule 701 ordinary shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements.

Options and Warrants to Purchase Ordinary Shares

We intend to file one or more registration statements on Form S-8 under the U.S. Securities Act to register all ordinary shares issued or issuable pursuant to the exercise of outstanding warrants. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Ordinary shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S. Offshore transactions are issuances of securities by an issuer, underwriters, affiliates of the issuer and individuals, outside of the United States. As such, the sale of shares by us, or our shareholders, outside of the United States could be an “offshore” transaction and not subject to the Securities Act registration requirements, in certain circumstances and subject to specified conditions. This could include the sale of ordinary shares by us or holders of the ordinary shares on Euronext Brussels.

Lock-Up Agreements

We, our directors and substantially all members of our executive committee have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares or ADSs, for 90 days after the date of this prospectus (the “restricted period”) without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file or confidentially submit a registration statement related to the ordinary shares or ADSs; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies, subject to limited exceptions, to ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the above, we are permitted to issue 10% of the total number of ordinary shares issued and outstanding following the completion of the offering in connection with any merger, de-merger, collaboration, licensing or other strategic transaction provided that the recipient of our ordinary shares or ADS enters into a lockup agreement for the remainder of the restricted period.

MATERIAL UNITED STATES AND BELGIAN INCOME TAX CONSIDERATIONS

The information presented under the caption “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders” below is a discussion of certain material U.S. federal income tax considerations to a U.S. holder (as defined below) of investing in ADSs. The information presented under the caption “Belgian Tax Consequences” is a discussion of the material Belgian tax consequences of investing in ADSs.

You should consult your tax advisor regarding the applicable tax consequences to you of investing in our ADSs under the laws of the United States (federal, state and local), Belgium, and any other applicable foreign jurisdiction.

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of the ADSs pursuant to the offering and that will hold such ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	S corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received ADSs as compensation for the performance of services;

•	persons that acquire ADSs as a result of holding or owning our preferred ordinary shares;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent paid out of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the NASDAQ, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the NASDAQ. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The company, which is incorporated under the laws of Belgium, believes that it qualifies as a resident of Belgium for purposes of, and is eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ADSs that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the ADSs. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ADSs. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ADSs generally will be equal to the cost of such ADSs. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Passive Foreign Investment Company Considerations. If we are a passive foreign investment company (“PFIC”) in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are a PFIC in any year with respect to which a U.S. holder owns the ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from this offering in our business. Based on the foregoing, with respect to the 2017 taxable year and foreseeable future tax years, we presently do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The NASDAQ is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds the ADSs, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above, but any loss would not be recognized. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available.

U.S. holders should consult their tax advisors to determine whether any of these above elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment

Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of the ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on ADSs and on the proceeds from the sale, exchange or disposition of ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price. U.S. holders paying more than U.S. $100,000 for the ADSs generally may be required to file IRS Form 926 reporting the payment of the Offer Price for the ADSs to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Belgian Tax Consequences

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or ‘‘Holders.’’ This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who avail of a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

For the purposes of this summary, ADSs or ordinary shares means ordinary shares represented by ADSs. Both terms are used interchangeably.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Companies Code. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of our own ordinary shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed ordinary shares) will be treated as a dividend which in principle is subject to the withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be levied if the redemption is carried out on a stock exchange and satisfies certain conditions. In case of a liquidation of our company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend, and will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

A reduced withholding tax rate of 1.6995% (the “Reduced Withholding Tax”) will apply on dividends paid by us to a company that is a resident of the United States, provided that (i) the U.S. company has a legal form similar to the ones listed in the Annex to the European Union Parent-Subsidiary Directive of November 30, 2011 (2011/96/EU) (“EU Parent-Subsidiary Directive”), as amended from time to time, (ii) the U.S. company owns, on the date the dividend is payable or attributable, a participation representing less than 10% of our capital but with an acquisition value of at least EUR 2,500,000, (iii) the U.S. company holds ADSs in full legal ownership for an uninterrupted period of at least one year, (iv) the U.S. company submits an affidavit to us or our paying agent (see below). The Reduced Withholding Tax only applies if and to the extent that the Belgian dividend withholding tax is, in principle, neither creditable nor reimbursable in the hands of the U.S. resident company.

In order to benefit from the Reduced Withholding Tax, the U.S. resident company must provide us or our paying agent with an affidavit confirming the following points: (i) the U.S. company has a legal form similar to the ones listed in the Annex to the EU Parent-Subsidiary Directive, as amended from time to time, (ii) the U.S. company is subject to U.S. corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary U.S. corporate income tax regime, (iii) the acquisition value of the participation amounts to at least EUR 2,500,000 (but representing less than 10% of our capital), (iv) the dividends relate to ADSs which the U.S. company holds or has held in full legal ownership for an uninterrupted period of at least one year, (v) to which extent the Belgian withholding tax is in principle creditable or refundable in the hands of the U.S. company according to the legal provisions in force on December 31 of the year preceding the year of the payment or attribution of the dividends and (vi) the full name, legal form, address and, if applicable, the fiscal identification number of the U.S. company.

For non-residents the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident avails of a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected.

Relief of Belgian Dividend Withholding Tax

Under Belgian domestic tax law, dividend withholding tax is not due on dividends paid to a U.S. pension fund which satisfies the following conditions:

(i)	to be a legal entity with separate legal personality and with fiscal residence in the United States and without a permanent establishment or fixed base in Belgium,

(ii)	whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions,

(iii)	whose activity is limited to the investment of funds collected in the exercise of its statutory mission, without any profit making aim and without operating a business in Belgium,

(iv)	which is exempt from income tax in the United States, and

(v)	provided that it (save in certain particular cases as described in Belgian law) is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares or ADSs, nor obligated to pay a manufactured dividend with respect to the ordinary shares or ADSs under a securities borrowing transaction. The exemption will only apply if the U.S. pension fund provides an affidavit confirming that it is the full legal owner or usufruct holder of the ordinary shares or ADSs and that the above conditions are satisfied. The organization must then forward that affidavit to us or our paying agent.

Furthermore, dividends distributed to corporate Holders will be exempt from Belgian withholding tax, pursuant to Belgian domestic tax law, provided that the ADSs held by the corporate Holder, upon payment or attribution of the dividends, amount to at least 10% of our ordinary share capital and such minimum participation is held or will be held for at least one year (the so-called “parent-subsidiary exemption”). A company qualifies as a parent company provided that:

(i)	for companies established in a Member State of the European Union, it has a legal form listed in the annex to the European Union Parent-Subsidiary Directive of July 23, 1990 (90/435/EC), as amended by Directive 2003/123/EC of December 22, 2003. For companies established in a non-European Union-country with which Belgium has established a qualifying bilateral tax treaty, it has a legal form similar to those listed in the same annex; and

(ii)	it is considered to be a tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country; and

(iii)	it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. This exemption will only apply if the corporate holder provides an affidavit confirming its qualifying status and the fact that it meets the three aforementioned conditions.

If the corporate holder holds a qualifying participation for less than one year, at the time the dividends are paid or attributed, we or our paying agent will levy withholding taxes but we will not transfer it to the Belgian Treasury provided that the corporate holder certifies its qualifying status, the date from which it has held such status, and commits itself to hold the qualifying status for an uninterrupted period of at least one year. The corporate holder must also inform us or our paying agent when the one-year holding period expires or if its proportion of ordinary shares held will drop below 10% of our ordinary share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the levied dividend withholding tax will be released to the corporate holder.

Under the income tax treaty between the United States and Belgium (the “treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the Limitation of Benefits article included in the Treaty (“Qualifying Holder”).

If such Qualifying Holder is a company that directly owns at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax, however, is applicable if the Qualifying Holder, is either of the following:

•	a company that is a resident of the United States that has directly owned ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared; or

•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Customarily, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced treaty rate. Qualifying Holders may then make a claim for reimbursement for amounts withheld in excess of the rate, as defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained by letter from the Bureau Central de Taxation Bruxelles-Etranger, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium, by fax at +32 2 579 68 42 or via email at ctk.db.brussel.buitenland@minfin.fed.be. Qualifying Holders may also, subject to certain conditions, obtain the reduced treaty rate from the source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. to us within ten days after the date on which the dividend becomes payable.

Prospective holders should consult their own tax advisors as to whether they qualify for reduction or exemption from the withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining such reduced withholding tax.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not fall within the scope of application of Belgium tax law.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case the capital gain may be exempted or a 33.99%, 25.75%, 0.412% tax may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

Private individual Holders which are not Qualifying Holders and which are holding ADSs as a private investment will, as a rule, not be subject to tax in Belgium on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be tax deductible.

If the gain realized on ADSs by such individual non-Qualifying Holders is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final professional withholding tax of 30.28% or must be reported in a non-resident tax return for the income year during which the gain has been realized, in which case the gain will be taxable at the progressive personal income tax rates. The Official Commentary to the Belgian Income Tax Code 1992 stipulates that occasional transactions on a stock exchange regarding shares should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Moreover, capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident corporation (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at the progressive personal income tax rates if, at any time during the five years preceding the realization event, such individual Holder owns or has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our ADSs).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See “—Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs on the death of a Belgian non-resident. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

The purchase and sale and any other acquisition or transfer for consideration existing of ADSs (so-called “secondary market transactions”) will be subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen”) if (i) executed in Belgium through a professional intermediary or (ii) deemed to be executed in Belgium, which will apply if the order is directly or indirectly made to a professional intermediary established outside of Belgium either by a private individual with habitual legal residence in Belgium or a legal entity acting on behalf of their seat or establishment in Belgium (both referred to as a “Belgian investor”).

The tax on stock exchange transaction is due at the rate of 0.27% of the purchase price, capped at €1,600 per transaction and per party. A separate tax is due from each party to the transaction, collected by the professional intermediary. However, if the intermediary is established outside of Belgium, the Belgian investor is liable to report and pay the applicable tax on stock exchange transactions, unless it can be evidenced that the tax on stock exchange transactions was already paid.

No tax on stock exchange transactions is due by the following parties, provided that they are acting for their own account: (i) professional intermediaries described in Articles 2, 9 and 10 of the Law of August 2, 2002; (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975; (iii) pension funds referred to in Article 2, §1 of the Law of October 27, 2006 relating to supervision of pension institutions; (iv) collective investment institutions; (v) Belgian non-residents who file a sworn affidavit with their financial intermediary in Belgium evidencing that they are non-residents for Belgian tax purposes and (vi) regulated real estate companies.

Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (“Stock Exchange Tax Representative”), which will liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, such individual Holder will, as per the above, no longer be the debtor of the tax on stock exchange transaction.

On February 14, 2013 the European Commission adopted a proposal for a Council Directive on a common Financial Transaction Tax, or “FTT” (see below). The directive stipulates that once FTT enters into effect, the participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT or VAT (as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

Proposed Financial Transactions Tax

As mentioned above, European Commission has published a proposal for a Directive for a common Financial Transactions Tax (the “Draft Directive”). The participating Member States are Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia. In December 2015, Estonia withdrew from the group of states willing to introduce the FTT (the “Participating Member States”).

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADS’s in certain circumstances. Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established or deemed established in a Participating Member State.

A financial institution may be, or be deemed to be, ‘‘established’’ in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

The Draft Directive is still subject to negotiation among the Participating Member States and therefore may be changed at any time. Moreover, once the Draft Directive has been adopted (the “Directive”), it will need to be implemented into the respective domestic laws of the Participating Member States and the domestic provisions implementing the Directive might deviate from the Directive itself.

Holders should consult their own tax advisors in relation to the consequences of the FTT associated with subscribing for, purchasing, holding and disposing of the ADSs.

ENFORCEMENT OF CIVIL LIABILITIES

We are a limited liability company (naamloze vennootschap) organized under the laws of Belgium. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•	to bring an original action in a Belgian court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•	to enforce against us or our directors in non-U.S. courts, including Belgian courts, judgments of U.S. courts predicated solely upon the civil liability provisions of the U.S. federal securities laws.

The United States currently does not have a treaty with Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. Consequently, a final judgment rendered by any federal or state court in the United States, whether or not predicated solely upon U.S. federal or state securities laws, would not automatically be enforceable in Belgium. Actions for the enforcement of judgments of U.S. courts are regulated by Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

•	The effect of the recognition or enforcement of judgment is not manifestly incompatible with (Belgian) public order.

•	The judgment did not violate the rights of the defendant.

•	The judgment was not rendered in a matter where the parties did not freely dispose of their rights, with the sole purpose of avoiding the application of the law applicable according to Belgian international law.

•	The judgment is not subject to further recourse under U.S. law.

•	The judgment is not incompatible with a judgment rendered in Belgium or with a prior judgment rendered abroad that might be recognized in Belgium.

•	The claim was not filed outside Belgium after a claim was filed in Belgium, if the claim filed in Belgium relates to the same parties and the same purpose and is still pending.

•	The Belgian courts did not have exclusive jurisdiction to rule on the matter.

•	The U.S. court did not accept its jurisdiction solely on the basis of either the presence of the plaintiff or the location of the disputed goods in the United States.

•	The judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties.

•	The judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court.

•	The judgment submitted to the Belgian court is authentic.

In addition, with regard to the enforcement by legal proceedings of any claim (including the exequatur of foreign court decisions in Belgium), a registration tax of 3% (to be calculated on the total amount that a debtor is ordered to pay) is due, if the sum of money that the debtor is ordered to pay by a Belgian court judgment, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The debtor and the creditor are jointly liable for the payment of the registration tax; however, the liability of the creditor is limited up to a maximum amount of half of the amount he recovers from the debtor.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares and ADSs set forth opposite its name below.

Underwriter	Number of ordinary shares	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
Bryan, Garnier & Co.
Ladenburg Thalmann & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares and ADSs sold under the underwriting agreement if any of these ordinary shares and ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ordinary shares and ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares and ADSs (and ordinary shares underlying the ADSs), and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of ordinary shares and ADSs made outside of the United States may be made by affiliates of the underwriters. In addition, to the extent that the offering by Bryan, Garnier & Co. is within the United States, Bryan, Garnier & Co. will offer and place ADSs with investors through Bryan Garnier Securities, LLC, its U.S. broker-dealer affiliate. The activities of Bryan, Garnier & Co. in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036, the address of J.P. Morgan Securities LLC is 227 Park Avenue, New York, NY 10172 and the address of Jefferies LLC is 520 Madison Avenue, New York, New York 10022.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ordinary shares and ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of €             per ordinary share and $             per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares and ADSs.

	Per Share	Per ADS	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $3.7 million and are payable by us. We have agreed to reimburse the underwriters for expenses (including fees of their counsel) relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

Option to Purchase Additional Ordinary Shares and ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 178,997 additional ordinary shares and 1,073,986 ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares and ADSs proportionate to that underwriter’s initial amount reflected in the above table. The total number of ordinary shares in the U.S. offering and European private placement is subject to reallocation between these offerings as permitted under applicable laws and regulations.

No Sales of Similar Securities

We, our directors and substantially all members of our executive committee have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares or ADSs, for 90 days after the date of this prospectus (the “restricted period”) without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs;

•	sell any option or contract to purchase any ordinary shares or ADSs;

•	purchase any option or contract to sell any ordinary shares or ADSs;

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs;

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs;

•	request or demand that we file or confidentially submit a registration statement related to the ordinary shares or ADSs; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or ADSs. It also applies, subject to limited exceptions, to ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Notwithstanding the above, we are permitted among other exceptions, to issue 10% of the total number of ordinary shares issued and outstanding following the completion of the offering in connection with any merger, de-merger, collaboration, licensing or other strategic transaction provided that the recipient of our ordinary shares or ADS enters into a lockup agreement for the remainder of the restricted period.

NASDAQ Global Select Market Listing

We expect the ADSs to be approved for listing on the NASDAQ Global Select Market, subject to notice of issuance, under the symbol “ABLX.”

Before this offering, there has been no public market for our ADSs in the United States. Our ordinary shares are listed on the Euronext Brussels under the symbol “ABLX.” The initial public offering price of the ADSs will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the price of our ordinary shares in connection with our existing listing on Euronext Brussels;

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs and ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares and ADSs. However, J.P. Morgan Securities LLC will act as stabilization agent on behalf of the underwriters and may in such capacity engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares and ADSs, such as bids or purchases to peg, fix or maintain that price for 30 days from the date of this prospectus (the “Stabilization Period”). Stabilization, if any, will not occur at a price higher than the public offering price. However, such stabilization may not necessarily occur during the Stabilization Period and may cease at any time. Any stabilization action must be conducted by the relevant stabilization agent (or person(s) acting on behalf of the stabilization agent) in accordance with applicable laws and rules.

In connection with the offering, the underwriters may purchase and sell our ordinary shares and ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares and ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares or ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or ADSs or purchasing ordinary shares or ADSs in the open market. In determining the source of ordinary shares or ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares and ADSs available for purchase in the open market as compared to the price at which they may purchase ordinary shares and ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares or ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares and ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters have informed us that their naked short position shall not exceed 5% of the ordinary shares and ADSs offered hereby. Stabilizing transactions consist of various bids for or purchases of ordinary shares and ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares or ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares and ADSs or preventing or retarding a decline in the market price of our ordinary shares and ADSs. As a result, the price of our ordinary shares and ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ, Euronext Brussels, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares and ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, no offer of ordinary shares or ADSs which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares or ADSs referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares or ADSs is made or who receives any communication in respect of an offer of ordinary shares or ADSs, or who initially acquires any ordinary shares or ADSs will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares or ADSs acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares or ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares or ADSs have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares or ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of ordinary shares or ADSs in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ordinary shares or ADSs. Accordingly any person making or intending to make an offer in that Member State of ordinary shares or ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of ordinary shares or ADSs in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares or ADSs to the public” in relation to any ordinary shares or ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired these securities pursuant to an offer made under Section 275 of the SFA except:

a.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b.	where no consideration is or will be given for the transfer;

c.	where the transfer is by operation of law;

d.	as specified in Section 276(7) of the SFA; or

e.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our sale of ADSs in the offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA, all amounts are estimates.

Itemized Expenses	Amount
SEC registration fee	$25,055.63
NASDAQ Listing fee	225,000.00
FINRA filing fee	30,667
AFM filing fee	23,620.00
Euronext listing fee	82,670.00
Printing expenses	354,300.00
Legal fees and expenses	1,830,550.00
Accounting fees and expenses	472,400.00
Director and Officer liability insurance	590,500.00
Miscellaneous costs	59,050.00

Total	$3,693,813

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, is representing the company in connection with this offering. Eubelius CVBA, Brussels, Belgium, will pass upon the validity of the ordinary shares represented by the ADSs offered hereby and other legal matters concerning this offering relating to Belgian law. Davis Polk & Wardwell LLP, New York, New York, and Linklaters LLP, Brussels, Belgium are representing the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2015 and 2016 and for each of the years ended December 31, 2015 and December 31, 2016, included in this prospectus have been audited by Deloitte Bedrijfsrevisoren, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement discussed in Note 28) appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Bedrijfsrevisoren are located at Luchthaven Nationaal 1 J, 1930 Zaventem, Belgium.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares to be represented by ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Ablynx NV, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Ablynx NV, that file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.ablynx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

GLOSSARY OF TERMS

ACR	Means American College of Rheumatology.
ACR20	Means that there is a 20% improvement in a standardized scale of RA symptoms for a patient, as defined by the American College of Rheumatology.
ADAMTS13	Means a disintegrin-like and metalloprotease with thrombospondin repeats 13.
ADR	Means American Despositary Receipts.
ADS	Means American Despositary Shares.
AE	Means adverse event.
aTTP	Means acquired thrombotic thrombocytopenic purpura, a rare, life-threatening autoimmune blood clotting disorder.
Bonds	Means our outstanding 3.25% senior unsecured convertible bonds due May 2020.
CD20	Means Cluster of Differentiation 20.
CHO cells	Means Chinese Hamster Ovary cells.
CRP	Means C-reactive protein.
csDMARDs	Means conventional synthetic disease-modifying anti-rheumatic drugs.
Cytotoxicity	Means the level of cell-killing ability.
DAS28	Means Disease Activity Score using 28 joint counts.
Epitope	Means the part of an antigen molecule to which an antibody attaches itself.
Fc domain	Means constant domain of an antibody.
FINRA	Means the U.S. Financial Industry Regulatory Authority, Inc.
GPCR	Means G-protein coupled receptor.
HERCULES trial	Means our multinational, randomized, double-blind, placebo-controlled Phase III trial of caplacizumab in 145 patients with aTTP.
HSCT	Means hematopoietic stem cell transplant.
Human serum albumin	Means a main constituent and long-lived protein present in blood plasma.
IL	Means interleukin.
LDH	Means lactate dehydrogenase.
mAbs	Means monoclonal antibodies.
Malaise Score	Means a composite assessment of disease parameters such as weakness, lethargy, drooping of ears and not eating.
MTX	Means methotrexate.
PASI	Means Psoriasis Area Severity Index.
PEX	Means plasma exchange, a process in which a patient’s blood plasma is removed and is replaced with donor plasma in order to remove ULvWF and the circulating autoantibodies against ADAMTS13, and replenish blood levels of the enzyme.
Pre-Abs	Means pre-existing antibodies.

RA	Means rheumatoid arthritis.
representatives	Means Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Jefferies LLC.
RESPIRE trial	Means our randomized, double-blind, placebo controlled, multi-center, dose ranging Phase IIb trial of ALX-0171 in 180 infants hospitalized with a RSV infection.
RNA	Means ribonucleic acid.
RSV	Means respiratory syncytial virus.
RT-qPCR	Means reverse transcription polymerase chain reaction.
SAE	Means serious adverse event.
SLE	Means systemic lupus erythematosus.
TEAE	Means treatment-emergent adverse event.
TITAN trial	Means our randomized, single-blind, placebo controlled Phase II trial of caplacizumab in 75 aTTP patients with aTTP.
TNF alpha	Means Tumor Necrosis Factor alpha.
ULN	Means upper limit of normal.
ULvWF	Means ultra-large vWF multimers.
V-domain	Means variable domain of an antibody.
VEGF	Means vascular endothelial growth factor.
vWF	Means anti-von Willebrand Factor.

Ablynx NV

Unaudited statements of financial position

In thousands of €	As at June 30, 2017	As at December 31, 2016
	(unaudited)
ASSETS
Intangible assets	1,411	1,585
Property, plant & equipment	3,912	3,746
Restricted cash	1,600	1,600
Non-current research and development incentives receivable	17,777	17,642

Non-current assets	24,700	24,573

Trade and other receivables	4,132	4,831
Current research and development incentives receivable	2,449	1,879
Other current assets	1,067	1,641
Other financial assets	176,502	180,484
Cash and cash equivalents	26,390	53,356

Current assets	210,540	242,191

Total assets	235,240	266,764

EQUITY AND LIABILITIES
Share capital	107,244	106,057
Share premium account	253,312	252,297
Reserves	8,592	8,093
Accumulated losses	(288,716)	(263,392)

Equity attributable to the equity holders	80,432	103,055

Financial liabilities	103,319	104,349

Non-current liabilities	103,319	104,349

Trade and other payables	27,388	25,738
Deferred income	24,101	33,622

Current liabilities	51,489	59,360

Total equity and liabilities	235,240	266,764

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Unaudited statements of comprehensive income

		Six months ended June 30,
Thousands of €, except for earnings per share	Notes	2017	2016
		(unaudited)
Revenue	2	34,665	53,116
Grant income		45	391

Total revenue and grant income		34,710	53,507

Research and development expenses	3	(50,517)	(49,015)
General and administrative expenses	4	(8,950)	(6,516)

Operating loss		(24,757)	(2,024)

Financial income		3,124	28,387
Financial expenses		(3,691)	(3,535)

Profit/(loss) before taxes		(25,324)	22,828

Income taxes		0	0

Profit/(loss) for the period		(25,324)	22,828

Other comprehensive income		0	0

Total comprehensive profit/(loss) for the period		(25,324)	22,828

Ablynx NV

Unaudited basic and diluted loss per share

Earnings/losses per share are calculated by dividing the net result attributable to equity holders by the weighted average numbers of shares during the year.

The Company had not taken into account the dilutive effect resulting from the embedded derivative associated with the convertible bond. Therefore the diluted loss per share for the six months ended June 30, 2016 has been restated in order to reflect this impact, resulting in a change to the diluted gain per share from € 0.41 to a diluted loss per share of € (0.03) as follows:

	Six months ended June 30,
Thousands of €, except for earnings per share	2017	2016
Basic profit/(loss) per share	(0.42)	0.41
Diluted loss per share	(0.42)	(0.03)

	Six months ended June 30,
Basic profit/(loss) per share	2017	2016
Loss of the year	(25,324)	22,828
Weighted average number of shares outstanding	61,018,945	55,327,730
Basic profit/(loss) per share	(0.42)	0.41

Diluted loss per share	2017	2016
Profit/(loss) of the year	(25,324)	22,828
Adjustments to earnings relating to convertible bond		(24,630)
Loss of the year for diluted earnings per share	(25,324)	(1,802)
Weighted average number of shares outstanding	61,018,945	55,327,730
Adjustments to number of shares relating to convertible bond		7,733,952
Weighted average number of shares outstanding after dilution effect	61,018,945	63,061,682
Diluted loss per share	(0.42)	(0.03)

As the Company is incurring operating losses, warrants have an anti-dilutive effect. As a result, warrants have not been taken into account for purpose of the diluted loss per share calculation.

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Unaudited statements of changes in equity

In thousands of €	Share capital	Share premium	Share-based compensation	Retained loss	Total equity
Balance at December 31, 2015	96,286	187,316	6,611	(262,304)	27,909

Total comprehensive profit for the period				22,828
Issue of shares	10,348	63,804
Share issue costs	(2,710)
Share-based compensation			1,307
Exercise of warrants	1,959	1,063	(978)
Balance at June 30, 2016	105,883	252,183	6,940	(239,476)	125,530

Balance at December 31, 2016	106,057	252,297	8,093	(263,392)	103,055

Total comprehensive loss for the period				(25,324)
Share-based compensation			1,290
Exercise of warrants	1,187	1,015	(791)

Balance at June 30, 2017	107,244	253,312	8,592	(288,716)	80,432

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Unaudited Statements of cash flows

	As at June 30,
In thousands of €	2017	2016
	(unaudited)
Profit/(loss) before taxes	(25,324)	22,828
Adjustments for:
Amortization expense	413	99
Depreciation expense	1,039	786
Share-based compensation expense	1,291	1,308
Net financial income	(29)	(223)
Net (gain)/loss arising on the convertible bond designated as at fair value through profit or loss	(3,044)	(28,122)
Financial expense recognized in respect of the convertible bond	3,639	3,492

Movements in working capital:
(Increase)/Decrease in trade and other receivables	568	3,796
Increase/(Decrease) in trade and other payables	(7,872)	(21,377)
Cash (used in)/from operating activities	(29,320)	(17,413)
Interests paid	(51)	(43)
Interests received	80	266

Net cash flows (used in) operating activities	(29,291)	(17,190)

Purchase of intangible assets	(239)	(69)
Purchase of property, plant and equipment	(1,204)	(2,112)
Sale of current financial assets*	40,482	78,840
Purchase of current financial assets*	(36,500)	(45,053)

Net cash flows (used in)/from investing activities	2,539	31,606

Proceeds from issuance of ordinary shares (net of share issue costs)		71,442
Proceeds from exercise of warrants	1,411	2,044
Interest paid on convertible bonds	(1,625)	(1,625)

Net cash flows (used in)/from financing activities	(214)	71,861

Net increase (decrease) in cash and cash equivalents	(26,966)	86,277
Cash and cash equivalents at the beginning of the period	53,356	3,601

Cash and cash equivalents at the end of the period	26,390	89,878

*	This statement of cash flows has been restated to present sales and purchases of current financial assets on a gross basis. In previously published financial statements, these items were presented on a net basis in the line item “sale/(purchase) of current financial assets.”

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Notes to the unaudited financial statements

1.	BASIS OF PREPARATION

The financial statements for the six months ended June 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union. They do not include all the information required for annual financial statements and should therefore be read in conjunction with the financial statements for the year ended December 31, 2016. The financial statements are presented in thousands of Euro (unless stated otherwise). The financial statements were approved for issue by the Board of Directors on August 23, 2017.

The interim financial information has been reviewed, not audited, by the statutory auditor.

The accounting policies adopted in the preparation of the financial statements are consistent with those applied in the preparation of the financial statements for the year ended December 31, 2016.

New standards or interpretations applicable from January 1, 2017 do not have any significant impact on the interim financial statements. We believe that the effect of the IFRSs not yet adopted by the EU is not expected to be material.

2.	REVENUE

	Period ended June 30,
	2017	2016
	(in thousands)
Upfront fees	€10,438	€29,696
Research and development service fees	6,672	6,832
Milestone payments	17,500	16,400
License fees & other revenue	55	188

Total	34,665	53,116

3.	RESEARCH AND DEVELOPMENT EXPENSES

	Period ended June 30,
	2017	2016
	(in thousands)
Consumables	€2,931	€2,952
Outsourcing	30,431	32,031
Patent costs	1,207	936
Employee expenses	15,530	13,191
Share-based compensation expense	392	408
Other operating expenses	3,416	2,943
Reduction withholding tax for scientists	(2,040)	(1,837)
Research and development incentives	(2,568)	(2,277)

Subtotal	49,299	48,347

Depreciation and amortization expenses	1,218	668

Total research and development expenses	50,517	49,015

4.	GENERAL AND ADMINISTRATIVE EXPENSES

	Period ended June 30,
	2017	2016
	(in thousands)
Employee benefit expenses	€1,973	€1,840
Share-based compensation expense	898	899
Executive Committee[1] compensation	2,010	1,660
Consultancy	2,553	945
Other operating expenses	1,359	1,048
Reduction withholding tax for scientists	(78)	(93)

Subtotal	8,715	6,299

Depreciation and amortization expenses	235	217

Total general and administrative expenses	8,950	6,516

5.	RELATED PARTY TRANSACTIONS

	Period ended June 30,
	2017	2016
Number of management members	8	7

Effective from June 20, 2017, Dr. Markus Ewert will lead the Company’s business development and corporate strategy activities and become a member of the Executive Committee.

6.	FINANCIAL INSTRUMENTS

In accordance with “IFRS 13, Fair Value Measurement”, Ablynx presents information on fair value measurement of financial assets and liabilities in its interim financial statements as follows:

In thousands of €	Level 1	Level 2	Level 3	Total
Financial Liabilities Measured at Amortised Cost
Convertible Bond – Host Debt		86,551		86,551
Financial Liabilities at Fair Value Through Profit or Loss
Convertible Bond – Embedded derivative			16,768	16,768

Total liabilities		86,551	16,768	103,319

[1]	The Executive Committee consists of key management members and entities controlled by them.

The level-3 input with the most significant effect on the fair value calculation of the embedded derivative of the convertible bond is the applied credit spread of Ablynx. The potential effect of using reasonable assumptions to the most significant level 3 inputs is as follows:

Assumptions at June 30, 2017		Impact fair value embedded derivative in thousands of €
Sensitivity analysis
Credit spread
+100 bps	600 bps	982
-100 bps	400 bps	-964
Share price
+1%	€11.40	453
-1%	€11.18	-447

An increase (decrease) in fair value of the embedded derivative will result in a loss (profit). An increase of the credit spread with 100bps would have a negative P&L impact of €1.0 million, an increase of the share price with 1% would have a negative P&L impact of €0.5 million. There will be no impact in other comprehensive income.

Reconciliation of fair value measurements categorised within level 3 of the fair value hierarchy

Closing balance 12/31/2016	19,812
Gain/(loss) in fair value	(3,044)
At June 30, 2017	16,768

7.	SHARE-BASED COMPENSATIONS

Warrants	June 30, 2017
Number of warrants granted	504,561
Number of warrants not vested at June 30, 2017	504,561
Exercise price (in €)	12.33
Expected dividend yield	0%
Expected stock price volatility	39.1%
Risk-free interest rate	0.21%
Expected duration (years)	7
Fair value (in €) at grant date	5.11

Warrants issued in February 2017 for employees and members of the Executive Committee.

During the Board Meeting of February 22, 2017 the issuance of a maximum number of 740,000 warrants was approved and 734,958 warrants have subsequently been granted of which 504,561 have been accepted at €12.33/warrant. The warrants from the initial offer vest over 3 years: 28% of the warrants vest after one year; after that date the remaining 72% become vested on a quarterly basis (9% per quarter).

8.	EFFECTS OF ECONOMIC TURBULENCE AND MARKET CONDITIONS

Although global market conditions have affected market confidence, Ablynx maintains sufficient working capital to service its operating activities.

9.	COMMITMENTS

No changes compared to the situation already disclosed in the annual report 2016 have been noted.

10.	EVENTS AFTER THE REPORTING DATE

On August 11, 2017, the Company announced the issuance of 16,700 common shares in exchange for €31,229 (and an issuance premium of €49,454.50) as the result of the exercise of warrants by some employees and consultants of the Company. As a result of this transaction, the Company now has 61,169,732 shares outstanding.

On August 18, 2017, at the Company’s Special General Shareholders Meeting, Mrs. Hilde Windels, as the permanent representative of Hilde Windels BVBA, was elected to the Company’s board of directors.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Ablynx NV

We have audited the accompanying statements of financial position of Ablynx NV (the “Company”) as of 31 December 2016 and 2015, and the related statements of comprehensive income, statements of changes in equity and statements of cash flows for the periods ended 31 December 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ablynx NV as of 31 December 2016 and 2015, and the results of its operations and its cash flows for the periods ended 31 December 2016 and 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 28 to the financial statements, the accompanying 2016 financial statements have been restated to correct an error with respect to the calculation of the diluted loss per share for the accounting year 2016. Our opinion is not modified with respect to this matter.

Zaventem, July 25, 2017

The statutory auditor

/s/ Nico Houthaeve

DELOITTE Bedrijfsrevisoren/Réviseurs d’Entreprises

BV o.v.v.e. CVBA/SC s.f.d. SCRL

Represented by Nico Houthaeve

Ablynx NV

Statements of financial position

		As at December 31,
In thousands of €	Notes	2016	2015

ASSETS
Intangible assets	7	1,585	339
Property, plant & equipment	8	3,746	2,620
Restricted cash	9	1,600	1,648
Non-current research and development incentives receivable	10	17,642	14,517

Non-current assets		24,573	19,124

Trade and other receivables	11	4,831	9,286
Current research and development incentives receivable	10	1,879	1,238
Other current assets	11	1,641	1,030
Other financial assets	12	180,484	230,992
Cash and cash equivalents	13	53,356	3,602

Current assets		242,191	246,148

Total assets		266,764	265,272

EQUITY AND LIABILITIES
Share capital	14	106,057	96,287
Share premium account		252,297	187,316
Reserves	15	8,093	6,610
Accumulated losses		(263,392)	(262,304)

Equity attributable to the equity holders		103,055	27,909

Financial liabilities	16	104,349	134,828

Non-current liabilities		104,349	134,828

Trade and other payables	17	25,738	16,412
Deferred income	18	33,622	86,123

Current liabilities		59,360	102,535

Total equity and liabilities		266,764	265,272

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Statements of comprehensive income

		Years ended December 31,
Thousands of €, except for earnings per share	Notes	2016	2015

Revenue	20	84,773	76,761
Grant income	21	414	779

Total revenue and grant income		85,187	77,540

Research and development expenses	22	(100,315)	(83,084)
General and administrative expenses	23	(13,472)	(11,411)

Operating loss		(28,600)	(16,955)

Financial income	26	34,761	1,768
Financial expenses	26	(7,248)	(39,360)

Loss before taxes		(1,087)	(54,547)

Income taxes	27	0	0

Profit/(loss) for the period		(1,087)	(54,547)

Other comprehensive income		0	0

Total comprehensive profit/(loss) for the period		(1,087)	(54,547)

Ablynx NV

Basic and diluted loss per share

		Years ended December 31,
Thousands of €, except for earnings per share	Notes	2016	2015
Profit/(loss) attributable to equity holders		(1,087)	(54,547)
Total comprehensive profit/(loss) attributable to equity holders		(1,087)	(54,547)
Basic profit/(loss) per share	28	(0.02)	(1.00)
Diluted loss per share	28	(0.43)*	(1.00)

*	The diluted loss per share number for the accounting year 2016 has been restated to correct an error with respect to the calculation of the diluted loss per share, as described in note 28.

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Statements of changes in equity

In thousands of €	Share capital	Share premium account	Reserves	Accumulated losses	Total equity
Balance at December 31, 2014	91,975	183,645	7,615	(207,761)	75,474

Total comprehensive loss for the period				(54,547)	(54,547)
Share-based compensation			1,817	4	1,821
Exercise of warrants	4,312	3,671	(2,822)		5,161

Balance at December 31, 2015	96,287	187,316	6,610	(262,304)	27,909

Total comprehensive loss for the period				(1,088)	(1,088)
Issue of shares	10,348	63,804			74,152
Share issue costs	(2,710)				(2,710)
Share-based compensation			2,571		2,571
Exercise of warrants	2,132	1,177	(1,088)		2,221

Balance at December 31, 2016	106,057	252,297	8,093	(263,392)	103,055

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Statements of cash flows

		As at December 31,
In thousands of €	Notes	2016	2015

Loss before taxes		(1,087)	(54,547)
Adjustments for:
Amortization expense	7	484	201
Depreciation expense	8	1,761	1,140
Share-based compensation expense	24	2,571	1,821
Net financial income	26	(298)	(1,101)
Net (gain)/loss arising on the convertible bond designated as at fair value through profit or loss	26	(34,334)	34,646
Financial expense recognized in respect of the convertible bond		7,105	4,623

Movements in working capital:
(Increase)/Decrease in trade and other receivables		86	(11,647)
Increase/(Decrease) in trade and other payables		(43,184)	(45,196)
Cash (used in)/from operating activities		(66,896)	(70,060)
Interests paid		(1)	(1)
Interests received		298	1,101

Net cash flows (used in) operating activities		(66,599)	(68,960)

Purchase of intangible assets	7	(1,730)	(101)
Purchase of property, plant and equipment	8	(2,887)	(1,459)
Sale of current financial assets		123,859 *	168,253 *
Purchase of current financial assets		(73,301)*	(206,371)*

Net cash flows (used in)/from investing activities		45,941	(39,678)

Proceeds from issuance of ordinary shares (net of share issue costs)		71,442	0
Proceeds from exercise of warrants		2,220	5,160
Proceeds from issuance of convertible bonds (net of transaction costs)		0	97,185
Interest paid on convertible bonds		(3,250)	(1,625)
Repayment of borrowings		0	(141)

Net cash flows from financing activities		70,412	100,579

Net increase (decrease) in cash and cash equivalents		49,754	(8,059)
Cash and cash equivalents at the beginning of the period		3,602	11,661
Exchange gains/(losses) in cash and cash equivalents		0	0

Cash and cash equivalents at the end of the period		53,356	3,602

*	This statement of cash flows has been restated to present sales and purchases of current financial assets on a gross basis. In previously published financial statements, these items were presented on a net basis in the line item “sale/(purchase) of current financial assets.”

The accompanying notes form an integral part of these financial statements.

Ablynx NV

Notes to the financial statements

1	CORPORATE INFORMATION

Ablynx (the Company) is a public limited liability company organized and existing under the laws of Belgium with registered offices at Technologiepark 21, 9052 Ghent/Zwijnaarde, Belgium (company number 0475.295.446 (RPR Ghent)).

The Company does not have any interest in other companies. As such, these financial statements are the individual financial statements of the Company.

The Company is listed on Euronext Brussels since 2007.

2	BASIS OF PREPARATION

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee, and Belgian legal requirements applicable to the Company. The financial statements provide a general overview of the Company’s activities and the results achieved.

The financial statements are presented in thousands of euro (unless stated otherwise) and figures are rounded to the nearest thousand (€000).

The financial statements have been prepared on a going concern basis. These financial statements have been prepared on a historical cost basis, except for financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in compliance with IFRS, as issued by the IASB, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to financial statements are disclosed in Note 4.

The principal accounting policies applied in the preparation of the above financial statements are set forth below.

Relevant standards and interpretations applicable for the annual period beginning on January 1, 2016

In the current year, the Company has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2016.

•	Improvements to IFRS (2010-2012);

•	Improvements to IFRS (2012-2014);

•	Amendments to IAS 1 Presentation of Financial Statements – Disclosure Initiative.

Relevant standards and interpretations published, but not yet applicable for the annual period beginning on January 1, 2016

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

•	IFRS 9 Financial Instruments and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018);

•	IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning on or after January 1, 2018);

•	IFRS 16 Leases (applicable for annual periods beginning on or after January 1, 2019);

•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (applicable for annual periods beginning on or after January 1, 2018);

•	Amendments to IAS 7 Statement of Cash Flows – Disclosure Initiative (applicable for annual periods beginning on or after January 1, 2017).

The above mentioned standards will only have limited impact on the financial statements of the Company, except for the standards listed below:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is to be applied for the reporting periods beginning on January 1, 2018. The new standard defines a five-step model to recognize revenue based on contracts with customers and replaces the current standards IAS 18 and IAS 11 as well as their interpretations. The timing of the revenue recognition can take place over time or at a point in time, depending on the transfer of control.

Currently, the Company is only generating revenue from collaborative arrangements with pharmaceutical companies (for more details, we refer to note 20). The revenue generated consists of non-refundable upfront fees, R&D service fees, milestone payments and license fees.

The Company is still in the process of assessing whether there will be a material change to its financial statements upon adoption of this new standard. The analysis of the potential impact of IFRS 15 is focusing on the different collaboration agreements of the Company. A detailed ongoing analysis will be performed in 2017.

Furthermore, the new disclosures included in IFRS 15 are more detailed than those currently applicable under IAS 18.

The Company plans to apply the new standard in its financial statements for the year ending December 31, 2018. The Company has decided to apply the modified retrospective approach for the transition.

IFRS 16 Leases

IFRS 16 Leases will be effective for the reporting periods beginning on January 1, 2019. The new standard will replace the current standard IAS 17 Leases. In accordance with the new standard, the lessee will recognize assets and liabilities for the rights and obligations created by leases. The new standard will increase interest-bearing liabilities and property, plant and equipment in the financial statements of the Company. In addition, the rental expenses recognized in profit or loss will decrease and depreciation and amortization as well as interest expenses will increase. This will affect operating profit. The impact of this new standard is currently being assessed. The Company expects main impacts for leases currently classified as operating leases and for which the Company acts as a lessee. As at December 31, 2016, the Group has non-cancellable operating lease commitments of €16.5 million, which are detailed in note 25.

Subsequent to the issuance of the Company’s financial statements as of and for the year ended December 31, 2016 and 2015, management made the following restatement to correct an error with respect to the calculation of the diluted loss per share for the accounting year 2016:

•	Given the financial impact related to the embedded derivative associate with the convertible bond, the diluted loss per share is now reflecting this impact resulting in a change to the diluted loss per share from € (0.02) to € (0.43) for the year ended December 31, 2016.

The correction mentioned above has been reflected in the financial statements and accompanying notes. The correction did not have an impact on the statement of cash flow, total assets, total liabilities or equity.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

Functional and presentation currency

The financial statements are presented in euro, which is the Company’s functional and presentation currency.

Transactions and balances

Transactions in foreign currencies are translated at the exchange rates prevailing at the dates of the transactions, and foreign exchange differences arising on translation are recognized in the income statement. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the reporting date, and foreign exchange differences arising on translation are recognized in profit or loss and other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

The following foreign exchange rates have been used for the preparation of the accounts:

€1 = x foreign currency	Closing rate		Average rate
	2016	2015	2016	2015
US Dollar	1.0522	1.0866	1.1059	1.1135
GB Pound	0.8533	0.7360	0.8131	0.7267

Revenue recognition

The Company generates revenue from research collaborations and government grants.

Revenue is recognized when it is probable that future economic benefits will flow to the Company and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods included in the transaction have been transferred to the buyer or when the related services are performed and specific criteria have been met for each of the Company’s activities as described below.

Collaboration and alliance agreements with the Company’s commercial partners for research and development activities typically contain license fees, non-refundable upfront access fees, research and development service fees and milestone payments. Deferred income represents amounts received prior to revenue being earned.

Collaborations

Upfront fees

Non-refundable upfront fees for access to prior research results and databases are recognized when earned, if the Company has no continuing performance obligations and all conditions and obligations are fulfilled (this means after the delivery of the required information). If the Company has continuing performance obligations towards the client (i.e. continuing involvement), the upfront fee received is deferred and recognized over the estimated period of involvement, based on the costs incurred under the related project (with adjustment to the actual performance period at the end of the contract or at the actual termination date). Periodically the Company reassesses the estimated time and cost to complete the project phase and adjusts the period over which the revenue is deferred accordingly.

Research and development service fees

Research and development service fees are recognized as revenue over the life of the research agreement as the required services are provided and costs are incurred. These services are usually in the form of a defined number of full-time equivalents (FTE) at a specified rate per FTE.

Commercial collaborations resulting in a reimbursement of research and development costs are recognized as revenue as the related costs are incurred. The corresponding research and development expenses are included in research and development expenses in the financial statements.

Milestone payments

Revenue associated with performance milestones is recognized based upon the achievement of the milestone event if the event is substantive, objectively determinable and represents an important point in the development life cycle of the product candidate.

License fees and royalties

License fees are recognized when the Company has fulfilled all conditions and obligations. The license fee will not be recognized if the amount cannot be reasonably estimated and if the payment is doubtful. As the Company has a continuing involvement during the license period, license fees are recognized evenly over the term of the agreement.

Royalty revenues are recognized when the Company can reliably estimate such amounts and collectability is reasonably assured. As such, the Company generally recognizes royalty revenues in the period in which the licensees are reporting the royalties to the Company through royalty reports. Under this accounting policy, the royalty revenues the Company reports are not based upon the Company’s estimates and such royalty revenues are typically reported in the same period in which the Company receives payment from its licensees.

Government grants

Because it carries extensive research and development activities, the Company benefits from various grants and research and development incentives from certain governmental agencies. These grants and research and development incentives generally aim to partly reimburse approved expenditures incurred in research and development efforts of the Company.

The Company recognizes a government grant only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. As such, a receivable is recognized in the statement of financial position and measured in accordance with the related accounting policy mentioned below.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs which the grants are intended to compensate. As a result, grants relating to costs that are recognized as intangible assets or property, plant and equipment (grants related to assets or investment grants) are deducted from the carrying amount of the related assets and recognized in the profit or loss statement consistently with the amortization or depreciation expense of the related assets. Grants that intend to compensate costs are released as income when the subsidized costs are incurred, which is the case for grants relating to research and development costs.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss of the period in which they become receivable.

The portion of grants not yet released as income is presented as deferred income in the statement of financial position. In the statement of comprehensive income, government grants are presented as grant income.

Research and development incentives receivables

Non-current research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates.

Intangible fixed assets

Internally generated intangible assets

Research expenses are charged to the profit and loss statement as incurred. Development costs are only capitalized if the following conditions are met:

•	the internally developed intangible asset is identifiable and controlled by the entity;

•	the asset will generate future economic benefits; and

•	the development costs can be reliably measured.

At present, the current stage of development activities does not allow any capitalization of intangible assets. The existing regulatory and clinical risks constitute an important uncertainty with respect to the capitalization of development costs. The research and development expenses are not capitalized, as long as the criteria under IFRS are not met.

As no internally generated assets are recognized, all costs with respect to the protection of intellectual property are expensed as research and development expenses.

Purchased intangible assets

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over their estimated useful lives of maximum three years.

Acquired knowledge in the form of licenses and patents is recorded at cost less accumulated amortization and impairment. It is amortized on a straight-line basis over the shorter of the term of the license agreement and its estimated useful life.

The Company does not have intangible fixed assets with an indefinite useful life.

Property, plant and equipment

An item of property, plant and equipment is carried at historical cost less accumulated depreciation and impairment. Costs relating to the day-to-day servicing of the item are recognized in the income statement as incurred. Gains and losses on the disposal of property, plant and equipment are recognized in other income or expense.

A pro rata straight-line depreciation method is used to reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. However, land is not depreciated. The residual value and the useful life of an asset is reviewed each financial year-end for possible impairment.

Depreciation is charged to the income statement on the following basis:

• Buildings	10 years

• Equipment	3 years

• Hardware	3 years

• Furniture	5 years

• Equipment under leasing	The shorter of the useful life or the minimum leasing term

• Leasehold improvements	The shorter of the useful life or the minimum leasing term

Property, plant and equipment under construction are not depreciated.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases. Classification is made at the inception of the lease.

Assets held under finance leases by the Company are recognized as assets at their fair value or, if lower, at the present value of the minimum lease payments, using the interest rate implicit in the lease as the discount rate. The corresponding liability is included in the statement of financial position as a finance lease obligation. Assets held under finance leases are depreciated over their estimated useful life on a systematic basis consistent with the depreciation policy for depreciable assets that are owned by the Company or, if shorter, over the lease term. Lease payments are apportioned between finance expenses and the reduction of the lease obligation.

Initially incurred costs, directly attributable to the arrangement of the finance lease, are added to the amount recognized as an asset.

Assets held by the Company under operating leases are not recognized in the statement of financial position. Operating lease payments are recognized as expenses in the period in which they are incurred on a straight-line basis over the lease term.

Financial assets

Financial assets are classified into the following specified categories: financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” investments, “available-for-sale” (AFS) financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition and reviewed at each reporting date.

At this moment, the Company only has financial assets classified as “loans and receivables”, which includes trade receivables.

Purchase and sale of financial assets are recognized on the settlement date, which is the date an asset is delivered to or by the Company. The cost of financial assets includes transaction costs.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, bank balances and cash) are measured at amortized cost using the effective interest method, less any impairment.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Cash and cash equivalents

The cash and cash equivalents heading consists of cash, deposits held at call with banks and short-term deposits with an initial maturity not exceeding one month.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Where the Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Company’s equity holders.

Financial liabilities

Convertible bond

The Company’s convertible senior notes due 2020 (the convertible bond) are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Presentation. Since the Company has a cash alternative election, it has a choice over how the share conversion option will be settled (net in cash or by exchanging shares for cash). Therefore, the share conversion option is a derivative at FVTPL according to IAS 39, and not an own equity instrument (as stated in IAS 32.26). As such, the convertible bond consists of a host debt instrument and an embedded share conversion option.

The value assigned to the host debt instrument is the estimated fair value, as of the issuance date. Subsequent to initial recognition, the debt instrument will be measured at amortized cost, using the effective interest rate method.

The embedded derivative must be measured initially at fair value (estimated as the difference between the fair value of the total convertible bond and the fair value of the host debt) and subsequently at FVTPL.

The Company has no other derivative financial instruments to hedge interest rates and foreign currency risks.

Trade payables

Trade payables after and within one year are measured at amortized cost ( i.e., at the net present value of the payable amount). Unless the impact of discounting is material, the nominal value is considered.

Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of past events, it is probable (more likely than not) that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. When the impact is likely to be material (for long-term provisions), the amount recognized as a provision is estimated on a net present value basis (discount factor). The increase in provision due to the passage of time is recognized as an interest expense.

A present obligation arises from an obligating event and may take the form of either a legal obligation or a constructive obligation (a constructive obligation exists when the Company has an established pattern of past practice that indicates to other parties that it will accept certain responsibilities and as a result has created a valid expectation on the part of those other parties that it will discharge those responsibilities). An obligating event leaves the Company no realistic alternative to settling the obligation, independently of its future actions.

Employee benefits

The Company offers several post-employment, death, disability and healthcare benefit schemes. All employees have access to these schemes. The death, disability and healthcare benefits granted to employees of the Company are covered by external insurance companies, where premiums are paid annually and charged to the income statement as they were incurred.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

In compliance with IAS 12 Income Taxes, current and deferred taxes are recognized in the statement of profit or loss, other comprehensive income or directly in equity consistently with the accounting for the underlying transaction.

The current tax expense (income) is the estimated amount of tax due on the taxable income for the period, calculated using the tax rates enacted at reporting date.

Deferred taxes result from temporary differences between the carrying amount of assets and liabilities and their tax basis. No deferred taxes are recognized for temporary differences generated by the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As such, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that it is probable that future taxable profit will be available.

Share-based compensation transactions

The Company has offered equity-settled, share-based compensation plans to its employees, executive management and consultants. The cost with respect to the employee services received in compensation for the grant of these warrants is recognized as an expense.

The total amount of the expense is recognized over the vesting period and determined based on the fair value of the warrants at grant date. The fair value of each warrant is estimated on the date of grant using the Black-Scholes model. The total cost is initially estimated based on the number of warrants that will become exercisable. At each reporting date, the Company revises its estimates of the number of warrants that will become exercisable. The impact of the revision is recognized in the income statement over the remaining vesting period with a corresponding adjustment to equity.

Earnings per share

Basic earnings/(loss) per share is computed on the basis of the weighted average number of ordinary shares outstanding during the period, excluding treasury shares.

Diluted earnings/(loss) per share is computed based on the weighted-average number of ordinary shares outstanding including the dilutive effect of warrants and bonds. Warrants and bonds should be treated as dilutive, when and only when their conversion to ordinary shares would decrease the net profit per share from continuing operations.

Operating segments

The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the Company, has been identified as the Board of Directors that makes strategic decisions.

The Company operates in one operating segment. Management has determined that there is only one operating segment based on the information reviewed by the Board of Directors. The Board of Directors considers the business of the Company from a general company-wide perspective based on the close interrelation between the different projects. No geographical financial information is currently available given the fact that the core operations are currently still in a research and development phase.

No disaggregated information on product level or geographical level or any other level is currently existing and hence also not considered by the Board for assessing performance or allocating resources.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

At each reporting date, the Company makes assumptions and estimates with respect to the impact of past events on the future resulting in a number of accounting estimates, which at present have a limited impact.

Convertible bond

For the Company’s convertible bond, the significant judgment relates to the determination of the fair value of the embedded, not-closely-related, share conversion derivative, which also includes the early redemption optionality, both at inception and subsequently at each reporting date.

The measurement approach taken for the fair value of the embedded derivative is based on the difference between the fair value of the total convertible bond as a whole and the fair value of the host debt (non-prepayable non-convertible debt).

An estimate of the fair value of the convertible bond is obtained from a reputable data provider. At inception and subsequently, this fair value has been based on indicative (i.e. non-executable) quotes provided by market participants resulting in indicative prices that were given a high reliability score by the data provider.

The estimate of the fair value of the host debt was based on credit spread data for debt issued by comparable companies, provided by a third party.

The embedded derivative amounts to €19.8 million at closing 2016 (2015: €54.1 million).

Consequently, the fair value of the combined embedded derivative thus obtained is a “level 3” fair value measurement according to the fair value hierarchy of IFRS 13 Fair Value Measurement. Disclosures on this level 3 fair value measurement, including a sensitivity analysis for reasonably possible changes in assumptions are provided in Note 5.

Revenue recognition

For revenue recognition, the significant estimates relate to allocation of value to the separate elements in multiple element arrangements. With respect to the allocation of value to the separate elements, the Company is using the stand-alone selling prices or management’s best estimates of selling prices to estimate the fair value of the elements and account for them separately. Revenue is allocated to each deliverable based on the fair value of each individual element and is recognized when the revenue recognition criteria described above are met.

Upfront fees under collaboration or licensing agreements are recognized over the expected duration of the performance obligations, unless there is no continuous involvement required. Management estimates this period at the start of the collaboration and validates the remaining estimated collaboration term at each closing date.

Research and development incentives (tax credit)

The Company has accounted for a total tax receivable of €19.5 million following an research and development incentive scheme in Belgium under which the tax can be refunded after five years if not offset against taxable basis over that period. The research and development incentives are recorded net against the relating research and development expenses in the statement of comprehensive income.

We expect to receive this amount progressively over 5 years. In 2016 €1.2 million has been refunded, with the remaining amount of €17.6 million expected in the following years.

In thousands of €
Fiscal year	Year amount can be claimed	Year amount should be reimbursed	Amount
2011	2016	2017	1,879
2012	2017	2018	2,449
2013	2018	2019	2,939
2014	2019	2020	3,339
2015	2020	2021	3,873
2016	2021	2022	5,042

Total			19,521

The collection of the outstanding non-current research and development tax credit receivable remains dependent upon the completeness of the necessary formalities and the quality of the documentation available to support tax credit claimed.

Recognition of deferred tax assets

The total deductible temporary differences, mainly related to tax losses carried forward, amount to €355.8 million which may result in a potential deferred tax asset of €120.9 million (see Note 19).

Based upon the tax planning, this deferred tax asset was not recognized as the midterm planning demonstrated significant uncertainty to realize taxable profits in the foreseeable future.

This judgment is made on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives.

Tax losses in Belgium have an indefinite expiry date.

Measurement of share-based payments

The Company used the Black & Scholes model for share-based compensation calculation purposes and based the volatility parameter on the volatility of each Company share.

Rotation of employees as a parameter for share-based compensation calculations is considered to be limited. We refer to Note 15 for more details about the assumptions used in the computation.

Going concern

For the further successful expansion of the research and development activities, the Company is, among others, dependent on sufficient financial funding, the results obtained from research and the Company’s capacity to obtain and maintain adequate protection of its intellectual property. In addition, further progress of the clinical tests is planned in the next years, which will increase the operational costs.

On the other hand, commercial deals were closed which have already generated and which will generate important revenues as milestones are earned.

Going concern is assured as no liquidity problems are expected because the convertible bonds are convertible in the Company’s ordinary shares at the option of the issuer. In case of conversion, a cash alternative election is available at the option of the issuer, including a number of restrictions. Because the issuer has the cash alternative election, it has a choice over how the share conversion option will be settled (i.e. net in cash or by exchanging shares for cash).

The Company has not identified at reporting date any sources of estimation uncertainty, which involve a significant risk of material adjustment to the financial statements in the following year.

As at December 31, 2016, the cash position of €235.4 million including cash, current financial assets, restricted cash and deposits will allow the Company to meet its financial obligations for at least the following 12 months of each such date.

Consequently, the financial statements have been prepared on the assumption that the Company is a going concern.

5	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Overview of financial instruments

	As at December 31,
In thousands of €	2016	2015
Loans and receivables	238,952	243,024
Restricted cash	1,600	1,648
Trade receivables	3,512	6,782
Current financial assets	180,484	230,992
Cash and cash equivalents	53,356	3,602

Total financial assets	238,952	243,024

At fair value through profit or loss	19,812	54,146
Convertible bond – Embedded derivative	19,812	54,146
At amortized cost	104,856	92,338
Convertible bond – Host debt	84,537	80,682
Trade payables	20,319	11,656

Total financial liabilities	124,668	146,484

Fair value of financial instruments

IFRS 13 requires disclosure of fair value measurements by level of the following hierarchy:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The carrying amounts of financial assets recognized in the financial statements approximate their fair values, as cash and cash equivalents, short-term deposits and trade receivables primarily have short terms to maturity. The same situation is applicable for financial liabilities, except for the convertible bond.

The following table presents the fair values of the components of the convertible bond and the related fair value (FV) level:

In thousands of €	Carrying amount	Fair Value	Level of FV hierarchy IFRS 13
As at December 31, 2016
Convertible bond
Host debt	84,537	88,708	Level 2
Embedded derivative	19,812	19,812	Level 3
As at December 31, 2015
Convertible bond
Host debt	80,682	84,798	Level 2
Embedded derivative	54,146	54,146	Level 3

The fair value of the host debt of the convertible bond measured at amortized cost in the statement of financial position has been determined in accordance with generally accepted pricing models based on discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk. The estimate of the fair value of the host debt was based on credit spread data for debt issued by comparable companies, provided by third parties.

The measurement approach taken for the fair value of the embedded derivative is based on the difference between the fair value of the total convertible bond as a whole and the fair value of the host debt (non-prepayable non-convertible debt). An estimate of the fair value of the convertible bond is obtained from a reputable data provider. At inception and subsequently, this fair value has been based on indicative (i.e. non-executable) quotes provided by market participants resulting in indicative prices that were given a high reliability score by the data provider.

Reconciliation of the Level 3 instrument:

At issuance of the convertible bond	19,500
Included in (profit) or loss as a change in fair value	34,646
Closing balance 12/31/2015	54,146
Included in (profit) or loss as a change in fair value	(34,334)
Closing balance 12/31/2016	19,812

The sensitivity of the fair value to significant non-observable inputs:

Assumptions as at December 31, 2016		Fair value embedded derivative
Credit spread	700 bps	19,812
Share price	€10.82

Sensitivity analysis
Credit spread
+100 bps	800 bps	19,497
-100 bps	600 bps	20,149
Share price
+1%	€10.92	19,900
-1%	€10.71	19,726

Financial risk factors

Liquidity risk management

The Company makes use of term accounts and treasury notes. The maturities of the term deposits are limited to a maximum of one year.

The Company has €1.6 million restricted cash related to a cash pledge.

For the maturity table relating to the convertible bond, we refer to note 16.

No cash credit lines were available.

Furthermore, the Company is not subject to any covenants relating to its borrowings.

Interest rate risk

The Company has a significant interest-bearing liability related to the private placement of €100 million senior unsecured bonds with a 3.25% coupon rate and a conversion price of €12.93.

The Company does not have any floating rate financial instruments.

Credit risk

The credit risk arises from outstanding transactions with customers. It is the Company’s policy to deal with creditworthy partners to avoid significant risk exposure. The trade receivables relate to a limited number of high-ranked international customers for whom there is no recent history of default. The credit risk is highly concentrated around a limited number of customers.

Available liquidities are placed with several financial institutions.

The financial institutions have credit ratings varying from A+, over A to BBB+.

No cash credit lines were available.

Credit quality of financial assets:

		As at December 31,
In thousands of €	Rating[1]	2016	2015
Cash and cash equivalents	A+	35,131	3,522
	A	0	38
	A-	18,225	42

Total		53,356	3,602

Current financial assets	A+	100,003	56,026
	A	0	73,500
	A-	80,481	101,466

Total		180,484	230,992

1	Source of December 11, 2016 – Fitch

Foreign exchange risk

The Company has sales transactions from research and collaboration agreements denominated in USD and purchase transactions denominated in AUD, BGN, CAD, CHF, COP, GBP, HUF, JPY, MXN, MYR, PHP, SEK and USD. The Company did not enter into any currency hedging arrangements in order to cover this risk.

At December 31, 2016, if the euro had weakened 10% against the British pound and strengthened 10% against the U.S. dollar with all other variables held constant, the loss for the period would have been €20,968 (2015: €196,385) higher. Conversely, if the euro had strengthened 10% against the British pound and weakened 10% against the U.S. dollar with all other variables held constant, the loss of the period would have been €143,824 (2015: €191,835) lower.

The table below provides an indication of the Company’s open net foreign currency position as per year end:

	As at December 31,
In thousands of €	2016	2015
Liabilities denominated in USD	608	142
Liabilities denominated in GBP	167	76
Assets denominated in USD	65	2,680

The higher liabilities denominated in USD and GBP for the year ended December 31, 2016 compared to the year ended December 31, 2015 is a result of the Company conducting more of its operations in those foreign currencies. Similarly, the decrease in assets denominated in USD for the year ended December 31, 2016 is a result of the Company making less deposits in USD in favor of other currencies.

Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of financial debt, cash and cash equivalents, restricted cash, current financial assets and equity attributed to the holders of equity instruments of the Company, such as capital, reserves and results carried forward as mentioned in the statements of changes in equity. The Company makes the necessary adjustments in the light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from existing and new partnerships is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.

6	SEGMENT INFORMATION

The Company does not distinguish different operating segments.

The income was derived from nine pharmaceutical partners, namely Boehringer Ingelheim, Merck KGaA, Merck & Co., Inc., Novartis, AbbVie, Eddingpharm, Genzyme, Taisho Pharmaceuticals and Novo Nordisk. Moreover, in 2016, more than 85% of the income originated from three parties, one party was responsible for more than 40% of the income, two other parties represented between 19% and 25% each.

In 2015, one party represented more than 50% of the revenues, two other parties represented between 15% and 23% each.

7	INTANGIBLE ASSETS

In thousands of €	Patents	Software	Total
Cost	2,174	2,473	4,647
Accumulated amortization and impairment	(2,080)	(2,128)	(4,208)

Carrying amount at January 1, 2015	94	345	439

Additions	0	101	101
Amortization expense	(7)	(194)	(201)

Carrying amount at December 31, 2015	87	252	339

Cost	2,174	2,574	4,748
Accumulated amortization and impairment	(2,087)	(2,322)	(4,409)

Carrying amount at January 1, 2016	87	252	339

Additions	0	1,730	1,730
Amortization expense	(7)	(477)	(484)

Carrying amount at December 31, 2016	80	1,505	1,585

Cost	2,174	4,304	6,478
Accumulated amortization and impairment	(2,094)	(2,799)	(4,893)

The intangible assets mainly consist of a portfolio of acquired patents and software licenses.

8	PROPERTY, PLANT & EQUIPMENT

In thousands of €	Land and buildings	Equipment	Furniture	Equipment under leasing	Leasehold improvements	Total
Cost	0	11,418	2,049	2,181	847	16,495
Accumulated depreciation and impairment	0	(10,373)	(1,678)	(1,388)	(755)	(14,194)

Carrying amount at January 1, 2015	0	1,045	371	793	92	2,301

Additions	413	960	50	0	36	1,459
Depreciation expense	(24)	(642)	(223)	(230)	(21)	(1,140)

Carrying amount at December 31, 2015	389	1,363	198	563	107	2,620

Cost	413	12,378	2,099	2,181	883	17,954
Accumulated depreciation and impairment	(24)	(11,015)	(1,901)	(1,618)	(776)	(15,334)

Carrying amount at January 1, 2016	389	1,363	198	563	107	2,620

Additions	0	2,421	346	0	120	2,887
Depreciation expense	(34)	(1,267)	(179)	(230)	(51)	(1,761)

Carrying amount at December 31, 2016	355	2,517	365	333	176	3,746

Cost	413	14,799	2,445	2,181	1,003	20,841
Accumulated depreciation and impairment	(58)	(12,282)	(2,080)	(1,848)	(827)	(17,095)

9	RESTRICTED CASH

Restricted cash is related to a cash pledge the Company has provided in respect of the service agreement with Bio-Versneller NV (see note 30).

	As at December 31,
In thousands of €	2016	2015
Restricted cash	1,600	1,648

10	RESEARCH AND DEVELOPMENT INCENTIVES RECEIVABLES

	As at December 31,
In thousands of €	2016	2015
Non-current research and development incentives receivable	17,642	14,517
Current research and development incentives receivable	1,879	1,238

Total	19,521	15,755

The Company has accounted for a research and development incentives receivable of €19.5 million following a research and development incentive scheme in Belgium under which the tax incentive can be refunded after five years if not offset against taxable basis over that period. The research and development incentives are recorded net against the relating research and development expenses in the statement of comprehensive income. We expect to receive this amount progressively over 5 years, starting as from accounting year 2016 onwards.

11	TRADE AND OTHER RECEIVABLES AND OTHER CURRENT ASSETS

	As at December 31,
In thousands of €	2016	2015
Trade receivables	3,512	6,782

Total trade receivables	3,512	6,782

Value added tax receivables	887	626
Withholding taxes on interest income	420	528
Other receivables	12	1,350

Total other receivables	1,319	2,504

Total trade and other receivables	4,831	9,286

Trade receivables consist of amounts due from research collaboration partners. The nominal amount of both trade and other receivables is considered to be the fair value.

Other receivables mainly consist of taxes to be recovered, such as value added tax and withholding taxes.

The trade receivables relate to a limited number of customers and are considered fully recoverable. Currently, there are no past due trade receivables.

All carrying amounts of the Company’s trade and other receivables are denominated in euro.

	As at December 31,
In thousands of €	2016	2015
Accrued income	1,080	569
Deferred expenses	561	461

Total other current assets	1,641	1,030

Accrued income consists mainly of earned income from expenditure reimbursements for which no invoices have been issued, but for which the relating costs have been incurred.

12	CURRENT FINANCIAL ASSETS

The current financial assets consist of term deposits with banks with an original maturity exceeding one month. All these term deposits are held in euro.

13	CASH AND CASH EQUIVALENTS

	As at December 31,
In thousands of €	2016	2015
Cash at bank and on hand	53,356	3,602

Total cash and cash equivalents	53,356	3,602

of which: cash and cash equivalents in Euro	53,291	922
of which: cash and cash equivalents in foreign currency	65	2,680

The cash and cash equivalents heading consists of cash, deposits held at call with banks and short-term deposits with an initial term not exceeding one month.

14	SHARE CAPITAL

Overview of capital transactions

Shares
Number of shares outstanding on January 1, 2015	54,014,159

Exercise of warrants – January 19, 2015	115,946
Exercise of warrants – March 16, 2015	174,302
Exercise of warrants – April 17, 2015	20,165
Exercise of warrants – June 3, 2015	83,000
Exercise of warrants – July 17, 2015	79,885
Exercise of warrants – July 29, 2015	24,967
Exercise of warrants – October 19, 2015	5,200
Exercise of warrants – December 7, 2015	7,250
Exercise of warrants – December 15, 2015	287,500

Number of shares outstanding on December 31, 2015	54,812,374

Exercise of warrants – January 18, 2016	288,170
Exercise of warrants – February 17, 2016	7,521
Exercise of warrants – March 17, 2016	210,741
Exercise of warrants – April 20, 2016	18,400
Private placement – June 1, 2016	5,533,720
Exercise of warrants – July 19, 2016	39,818
Exercise of warrants – October 18, 2016	10,050
Exercise of warrants – November 19, 2016	938

Number of shares outstanding on December 31, 2016	60,921,732

On January 19,2015, the Company issued 115,946 new shares in exchange for €909,426.07 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €216,819.02 and €692,607.05 respectively.

On March 16, 2015, the Company issued 174,302 new shares in exchange for €1,292,682.18 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €325,944.74 and €966,737.44 respectively.

On April 17, 2015, the Company issued 20,165 new shares in exchange for €112,425.70 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €37,603.55 and €74,822.15 respectively.

On June 3, 2015, the Company issued 83,000 new shares in exchange for €410,955 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €155,210 and €255,745 respectively.

On July 17, 2015, the Company issued 79,885 new shares in exchange for €600,491.30 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €149,384.95 and €451,106.35 respectively.

On July 29, 2015, the Company issued 24,967 new shares in exchange for €199,086.96 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €46,688.29 and €152,398.67 respectively.

On October 19, 2015, the Company issued 5,200 new shares in exchange for €41,249 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €9,724 and €31,525 respectively.

On December 7, 2015, the Company issued 7,250 new shares in exchange for €61,390 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €13,557.50 and €47,832.50 respectively.

On December 15, 2015, the Company issued 287,500 new shares in exchange for €1,532,750 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €535,000 and €997,750 respectively.

On January 18, 2016, the Company issued 288,170 new shares in exchange for €1,192,292.70 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €538,877.90 and €653,414.80 respectively.

On February 17, 2016, the Company issued 7,521 new shares in exchange for €34,726.41 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €14,064.27 and €20,662.14 respectively.

On March 17, 2016, the Company issued 210,741 new shares in exchange for €740,375.82 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €394,085.67 and €346,290.15 respectively.

On April 20, 2016, the Company issued 18,400 new shares in exchange for €76,630 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €34,408 and €42,222 respectively.

On June 1, 2016, the Company raised €74.2 million through a private placement of new shares via an accelerated book building procedure. The Company placed 5,533,720 new shares in exchange for €74,151,848. The par value and share premium amounted to €10,348,056.40 and €63,803,791.60 respectively.

On July 19, 2016, the Company issued 39,818 new shares in exchange for €160,489.39 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €77,947.16 and €82,542.23 respectively.

On October 18, 2016, the Company issued 10,050 new shares in exchange for €47,303 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €18,793.50 and €28,509.50 respectively.

On November 9, 2016, the Company issued 938 new shares in exchange for €5,102.72 as a result of the exercise of warrants by some employees and consultants of the Company. The par value and share premium amounted to €1,754.06 and €3,348.66 respectively.

All shares issued are fully paid.

Authorized capital

At December 31, 2016, the authorized capital amounts to €54,470 thousands (2015: €66,520 thousands), which is available until August 7, 2018.

Voting rights

Each share gives right to one vote. If the share is encumbered by usufruct, the voting rights attached to the share shall be exercised by the usufructuary. The voting rights attached to pledged shares shall be exercised by the owner-pledger.

Dividends and profit appropriation

The Company has never distributed any dividends to its shareholders. According to Belgian company law, the Company is required to deduct at least 5% from its profit to constitute the legal reserve until it reaches one-tenth of the Company’s statutory share capital. At December 31, 2016, no profits were available for distribution.

15	SHARE-BASED COMPENSATIONS

The Company operates an equity-based share-based compensation plan, whereby warrants are granted to directors, management and selected employees. The warrants are accounted for as equity-settled share-based compensation plans since the Company has no legal or constructive obligation to repurchase or settle the warrants in cash.

Each warrant gives the beneficiaries the right to subscribe to one common share of the Company. The warrants are granted for free and the exercise price is each time calculated based on either (i) the average closing rate of the underlying shares on Euronext Brussels during the period of thirty days preceding the date of the decision of the shareholders meeting (or the board of directors if the warrants have been issued in the context of the authorized capital), (ii) the average closing rate of the underlying shares on Euronext Brussels during a period of thirty days preceding the date of the grant, or (iii) the last closing rate of the underlying share preceding the date of the grant, as determined by the special proxyholder of the shareholders meeting of the Company (or of the Board of Directors of the Company if the warrants have been issued in the context of the authorized capital).

An overview of our stock option plans over the years 2013 through 2017 is set out below.

Warrants issued pursuant to a decision in principle of January 29, 2013 for employees and consultants

The Board meeting of January 29, 2013 has approved in principle the issuance of maximum of 467,500 warrants for the benefit of certain employees and certain consultants of the Company. 391,330 warrants have been granted to and accepted by the beneficiaries and therefore, 391,330 warrants have actually been issued.

The warrants each have an exercise price of €6.46.

The warrants vest ratably over 4 years: 25 % of the warrants vest after one year; thereafter, the remaining 75 % become vested on a monthly basis (2.083 % per month).

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2017 through January 28, 2020). In case of normal termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised in such exercise period cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement or consultant agreement. The term of the warrants is seven years as of the date of the decision in principle to issue the warrants (i.e. January 28, 2013). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of August 5, 2013 for certain employees, consultants and directors

The Extraordinary General Meeting of Shareholders of August 5, 2013 has approved in principle the issuance of maximum 620,000 warrants for the benefit of certain employees, certain consultants and certain Directors of the Company. 324,840 warrants have been granted to and accepted by the beneficiaries and therefore, 324,840 warrants have actually been issued.

The warrants each have an exercise price of €6.79.

The warrants vest ratably over 4 years: 25 % of the warrants vest after one year; thereafter, the remaining 75 % become vested on a monthly basis (2.083 % per month).

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2017 through August 4, 2020. In case of termination of the employment agreement, the consultant agreement or the director’s mandate without cause, all vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised in such exercise period cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement, the consultant agreement or the director’s mandate for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement, consultant agreement or director’s mandate. The term of the warrants is seven years as of the decision in principle to issue the warrants in the case of warrants granted to employees and five 5 years in the case of warrants granted to consultants and directors (i.e. August 5, 2013). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of November 25, 2013 for a certain director

The Extraordinary General Meeting of Shareholders of November 25, 2013 has approved in principle the issuance of maximum 50,000 warrants for the benefit of a certain Director of the Company and all such 50,000 warrants have been granted, accepted and actually issued.

The warrants each have an exercise price of €7.27.

The warrants vest ratably over 3 years: 33.33 % of the warrants vest after one year; thereafter, the remaining 66.7 % become vested on a monthly basis (2.78 % per month).

The warrants can only be exercised when vested and, in principle, as from the beginning of the third calendar year following the year in which the warrants were granted (thus from January 1, 2017 through November 24, 2018). In the case of a termination of the mandate without cause, all vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised in such exercise period cannot be transferred to future exercise periods and will lapse. In the case of a termination of the mandate for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the mandate. The term of the warrants is five years as of the decision in principle to issue the warrants (i.e. November 25, 2013). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of April 24, 2014 for certain employees and consultants

The Extraordinary General Meeting of Shareholders of April 24, 2014 has approved in principle the issuance of maximum 725,000 warrants for the benefit of certain employees and certain consultants of the Company. 327,224 warrants have been granted to and accepted by the relevant beneficiaries and therefore, 327,224 warrants have actually been issued.

The warrants each have an exercise price of €8.81.

The warrants vest over 4 years: 25% of the warrants vest after one year; after that date the remaining 75% become vested on a monthly basis (2.083% per month).

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2018 through April 23, 2019 for consultants and as from January 1, 2018 through April 23, 2021 for employees). In the case of a termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised in such exercise period, cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement or consultant agreement. The term of the warrants is five years for consultants and seven years for employees, each time as of the decision in principle to issue the warrants (i.e. April 2, 2014). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of March 16, 2015 for certain employees and consultants

The Extraordinary General Meeting of Shareholders of March 16, 2015 has approved in principle the issuance of maximum of 850,000 warrants for the benefit of certain employees, certain consultants and certain directors of the Company. 442,801 warrants have been granted to and accepted by the relevant beneficiaries and therefore, 442,801 warrants have actually been issued.

The warrants each have an exercise price of €9.98.

The warrants vest over 4 years: 25% of the warrants vest after one year; after that date the remaining 75% become vested on a monthly basis (2.083% per month).

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2019 through March 15, 2022). In the case of a termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the then running exercise period, or the next exercise period if such termination does not take place during an exercise period. Vested warrants which have not been exercised in such exercise period, cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement or consultant agreement. The term of the warrants is seven years as of the decision in principle to issue the warrants (i.e. March 16, 2015). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of September 14, 2015 for certain employees and consultants

The Board Meeting of September 14, 2015 has approved in principle the issuance of maximum 290,000 warrants for the benefit of certain employees and for the benefit of an at time still to be appointed member of the management of the Company. 233,000 warrants have been granted to and accepted by the relevant beneficiaries and therefore 233,000 warrants have actually been issued.

The warrants each have an exercise price as set forth below:

•	150,000 warrants have an exercise price of €12.10; and

•	83,000 warrants have an exercise price of €12.29.

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2019 through September 13, 2022). In the case of a termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the first fifteen days of the quarter in which the end of the employment agreement or, consultant agreement falls, even if such exercise period precedes the beginning of the fourth year following the calendar year in which the date of the grant lies. The tax consequences of such exercise will exclusively be borne by the relevant warrant holder. Vested warrants which have not been exercised in such exercise period cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement or consultant agreement. The term of the warrants is seven years as of the decision in principle to issue the warrants (i.e. September 14, 2015). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of February 24, 2016 for certain employees and consultants

The Board Meeting of February 24, 2016 has approved in principle the issuance of maximum 590,000 warrants for the benefit of certain employees and certain members of the management. 429,479 warrants have been granted to and accepted by the relevant beneficiaries and therefore 429,479 warrants been actually issued.

The warrants each have an exercise price of €12.02.

The warrants vest over 3 years: 28% of the warrants vest after one year; after that date the remaining 72% become vested on a quarterly basis (9% per quarter).

The warrants can only be exercised when vested and, in principle, as from the beginning of the fourth calendar year following the year in which the warrants have been granted (thus from January 1, 2020 to February 23, 2023). In the case of a termination of the employment agreement or the consultant agreement without cause, all vested warrants need to be exercised during the first fifteen days of the quarter in which the end of the employment agreement or consultant agreement falls, even if such exercise period precedes the beginning of the fourth year following the calendar year in which the date of the grant lies. The tax consequences of such exercise will exclusively be borne by the relevant warrant holder. Vested warrants which have not been exercised in such exercise period cannot be transferred to future exercise periods and will lapse. In the case of a termination of the employment agreement or the consultant agreement for cause, all warrants (whether or not vested) lapse.

All non-vested warrants lapse upon termination of the relevant employment agreement or consultant agreement. The term of the warrants is seven years as of the decision in principle to issue the warrants (i.e. February 24, 2016). Any warrants that have not been exercised within their term become null and void.

Warrants issued pursuant to a decision in principle of September 9, 2016 for certain employees and consultants

The Board Meeting of September 9, 2016 approved in principle the issuance of maximum 320,000 warrants for the benefit of certain employees and for the benefit of an at time still to be appointed member of the management. None of the warrants which have been granted to the beneficiaries, have been accepted and therefore no warrants have been actually issued under this stock option plan.

Extension of certain warrant plans

The General Shareholders Meeting of April 30, 2009 and the Board of Directors meeting of June 22, 2009 approved the five-year extension of certain warrant plans in accordance with Art. 583 of the Belgian Companies Code and in accordance with Art. 21 of the “Economische Herstelwet”.

Because of this extension, the fair value of the warrants has changed. The incremental fair value was calculated as the difference between the fair value with and without extension at the date of extension.

Overview of share-based compensation arrangements

	Expiry date	Exercise price (in €)	Fair value (in €)	Number of warrants granted	Outstanding warrants at December 31
Warrant plan					2016	2015
Plan – July 13, 2006	July 12, 2018	2.00	1.26	875,000	280,000	280,000
Plan – December 29, 2006	December 28, 2018	2.80	1.76	67,500	4,750	5,250
Plan – June 14, 2007	June 13, 2019	2.80	1.80	212,500	0	3,750
Plan – October 12, 2007	October 11, 2017	7.00	3.78	10,713	3,571	3,571
Plan – Augustus 22, 2008	August 21, 2015	4.88	3.11	75,000	0	0
Plan – Augustus 22, 2008	August 21, 2020	4.88	3.11	300,000	73,917	74,750
Plan – September 29, 2009	September 28, 2016	6.99	5.25	205,400	0	7,450
Plan – October 30, 2009	October 29, 2016	8.19	5.07	170,000	0	10,000
Plan – December 3, 2010	December 2, 2017	8.24	4.49	85,500	25,250	35,750
Plan – April 28, 2011	April 27, 2016/2018	8.68	3.78-4.48	387,050	72,892	121,192
Plan – February 1, 2012	January 31, 2017/2019	3.21	1.38-1.64	748,750	119,512	607,954
Plan – April 26, 2012	April 25, 2017/2019	3.23	1.47-1.74	162,500	46,875	46,875
Plan – November 6, 2012	November 5, 2017/2019	5.44	2.15-2.89	17,868	5,269	11,434
Plan – January 29, 2013	January 28, 2019	6.46	3.18-4.04	391,330	297,744	300,139
Plan – August 5, 2013	August 4, 2020	6.79	3.86-4.07	302,778	258,693	279,943
Plan – November 25, 2013	November 24, 2018	7.27	3.86-4.07	50,000	50,000	50,000
Plan – April 24, 2014	April 23, 2019/2021	8.81	3.06-3.80	327,224	295,469	311,172
Plan – March 16, 2015	March 15, 2022	9.98	3.71-3.92	442,801	439,936	442,801
Plan – September 14, 2015	September 13, 2022	12.10/12.29	5.20	233,000	218,300	83,000
Plan – February 24, 2016	February 23, 2023	12.02	4.92	429,479	416,952	0

Total				5,494,393	2,609,130	2,675,031

The following reconciles the share options outstanding at the beginning and end of the year:

	Number of warrants	Average exercise price (in €)
Outstanding warrants at January 1, 2015	3,015,978	5.71

Granted	525,801	10.34
Forfeited	(67,569)	7.16
Exercised	(798,215)	5.90
Expired	(964)	8.59

Outstanding warrants at December 31, 2015	2,675,031	6.22

Granted	579,479	12.04
Forfeited	(69,742)	9.45
Exercised	(575,638)	3.91
Expired	0	0

Outstanding warrants at December 31, 2016	2,609,130	7.94

The fair value of the warrants has been determined at grant date based on the Black-Scholes formula. The variables used in this model are:

	Expected dividend yield	Expected share price volatility	Risk-free interest rate	Expected duration	Fair value (in €)
Warrant plan
Plan – July 13, 2006	0.00	60.0%	3.95%	7.00	0.63
Plan – December 29, 2006	0.00	60.0%	3.95%	7.00	0.88
Plan – June 14, 2007	0.00	60.0%	4.63%	7.00	0.90
Plan – October 12, 2007	0.00	60.0%	4.22%	4.78	3.78
Plan – Augustus 22, 2008	0.00	60.0%	4.42%	7.00	3.11
Plan – September 29, 2009	0.00	60.0%	3.14%	7.00	5.25
Plan – October 30, 2009	0.00	60.0%	3.11%	7.00	5.07
Plan – December 3, 2010	0.00	50.0%	3.46%	7.00	4.49
Plan – April 28, 2011	0.00	55.0%	2.35%-2.84%	5.00-7.00	1.38-1.64
Plan – February 1, 2012	0.00	55.0%	2.83%-3.65%	5.00-7.00	1.47-1.74
Plan – April 26, 2012	0.00	49.0%-56.0%	1.09%-1.78%	5.00-7.00	2.15-2.89
Plan – November 6, 2012	0.00	53.4%-54.0%	1.54%-1.88%	6.60-7.00	3.18-4.04
Plan – January 29, 2013	0.00	52.7%-53.8%	1.56%-2.08%	6.70-7.00	3.86-4.07
Plan – August 5, 2013	0.00	52.7%-53.8%	1.56%-2.08%	6.70-7.00	3.86-4.07
Plan – November 25, 2013	0.00	40.9%	0.91%-1.50%	5.00-7.00	3.06-3.80
Plan – April 24, 2014	0.00	40.6%	0.2%	7.00	3.71-3.92
Plan – March 16, 2015	0.00	40.9%	0.6%	7.00	5.20
Plan – September 14, 2015	0.00	40.9%	0.6%	7.00	5.20
Plan – February 24, 2016	0.00	42.6%	0.2%	7.00	4.92
Plan – February 22, 2017	0.00	39.1%	0.21%	7.00	5.11

16	FINANCIAL LIABILITIES

On May 27, 2015, the Company raised €100 million through a private placement of €100 million senior unsecured bonds due May 27, 2020. The bonds were placed through an accelerated book building placement with qualified investors outside the United States, in accordance with Regulation S under the Securities Act. The bonds will mature on May 27, 2020 (5 years), are in dematerialized form in the denomination of €100,000 each, are issued at par and will be redeemed at par at maturity. The bonds pay a coupon of 3.25% per annum, payable semi-annually in arrears on November 27 and May 27 of each year, starting on November 27, 2015. The initial price for the conversion of the bonds into ordinary shares of the issuer is €12.93, representing approximately a

26.5% premium above the reference price of €10.2219, being the VWAP (Volume Weighted Average Price) of the ordinary shares on Euronext Brussels on May 20, 2015. At the initial conversion price, the convertible bonds will be convertible into 7,733,952 fully paid-up ordinary shares of the issuer.

Conversion of the convertible bonds in the Company’s ordinary shares is at the option of the holder. In case of conversion: a cash alternative election (at the option of the issuer) is available including a number of restrictions. As the issuer has the cash alternative election, it has a choice over how the share conversion option will be settled (i.e. net in cash or by exchanging shares for cash). Furthermore, the conversion option includes an adjustment mechanism of the exercise price in case of dilutive transactions, which is a characteristic of a derivative instrument. Therefore, the share conversion option is a derivative at FVTPL according to IAS 39 and not an own equity instrument (cf. IAS 32.26).

	As at December 31,
In thousands of €	2016	2015
Convertible bond
Host debt	84,537	80,682
Embedded derivative	19,812	54,146

Financial liabilities	104,349	134,828

of which: non-current	104,349	134,828

Maturity table

The following table details the Company’s remaining contractual maturity of its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows.

	As at December 31,
In thousands of €	2016	2015
Borrowings
Between 1 and 2 years	3,250	3,250
Between 2 and 5 years	108,125	111,375
Over 5 years	0	0

Total	111,375	114,625

17	TRADE AND OTHER PAYABLES

	As at December 31,
In thousands of €	2016	2015
Trade payables	5,519	4,263
Accruals for invoices to be received	14,800	7,393

Total trade payables	20,319	11,656

Social security	753	561
Payroll payables	4,654	4,194
Other liabilities	12	1

Total other payables	5,419	4,756

Total trade and other payables	25,738	16,412

18	DEFERRED INCOME

Deferred income mainly relates to cash received from research collaboration agreements prior to completion of the earnings process.

	As at December 31,
In thousands of €	2016	2015
Within 1 year	22,118	55,738
In the second to the fifth year	11,504	30,385

Total deferred income	33,622	86,123

19	DEFERRED TAXES

The below table summarizes the sources of deferred taxes:

	As at December 31,
In thousands of €	2016	2015
Tax losses carried forward	(242,108)	(162,691)
Notional interest deduction[1]	(11,192)	(15,371)
Intangible assets (capitalized research and development costs for tax purposes)	(105,738)	(165,061)
Other temporary differences	3,259	5,631

Total sources of deferred taxes	(355,779)	(337,492)

Of which recognized as deferred tax assets	0	0
Of which unrecognized as deferred tax assets	(120,929)	(114,714)

The Company has unused tax losses carry forward, without expiry date. This, combined with the other temporary differences, results in a net deferred tax asset position.

The Company has accounted for a total research and development incentives receivable of €19.5 million following an research and development incentive scheme in Belgium under which the tax incentive can be refunded after five years if not offset against taxable basis over that period. The research and development incentives are recorded net against the relating research and development expenses in the statement of comprehensive income. We expect to receive this amount progressively over 5 years.

Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets.

20	REVENUE

	Years ended December 31,
In thousands of €	2016	2015
Upfront fees	52,311	58,559
Research and development service fees	13,875	14,403
Milestone payments	18,400	3,500
License fees & other revenue	187	299

Total	84,773	76,761

1	The application of Notional Interest Deduction is restricted as it has an expiry term of 7 years.

More than 75% of the revenue generated during 2015 and 2016 comes from the agreements with AbbVie, Merck & Co. and Boehringer Ingelheim, each as described below. For 2016, the upfront fees recognized are mainly related to the collaborations with AbbVie and Merck & Co., the research and development service fees principally relate to Merck & Co. and milestone payments are mainly the result of the collaboration with Boehringer Ingelheim.

AbbVie

In September 2013, the Company and AbbVie entered into a global licensing agreement worth up to US$840 million plus double-digit royalties, relating to the development and commercialization of vobarilizumab in RA and systemic lupus erythematosus (SLE). As part of the agreement, the Company received US$175 million in an up-front payment and assumed responsibility for the execution of Phase II clinical development in both RA and SLE. In return, AbbVie received certain rights to opt-in and license vobarilizumab (including, following such opt-in, further responsibility for Phase III development, registration and commercialization).

The Company is currently preparing for end-of-Phase II meetings regarding vobarilizumab in RA with the regulators in the USA and Europe (FDA and EMA) while exploring the possibility of moving forward into Phase III trials in RA supported by another partner. In July 2015, the first eligible patients from the Phase IIb RA studies with vobarilizumab rolled-over into the open-label extension study from which topline results are expected in 2018.

The Phase II study of vobarilizumab in patients with SLE is ongoing. Recruitment of 312 patients has been achieved ahead of schedule and topline results are expected in H1 2018 at which time AbbVie has again the right to opt-in and license vobarilizumab.

Merck & Co.

On October 2, 2012, the Company announced a collaboration with a subsidiary of Merck & Co., Inc. known outside the US and Canada as MSD, to develop and commercialize Nanobody candidates directed towards a voltage gated ion channel with the option to develop and commercialize a Nanobody to a second target. Under the terms of the agreement, Merck gains exclusive global rights to Nanobodies against the selected target, with an option for similar rights to a second target. Upon signing, Merck paid the Company a €6.5 million upfront payment and a €2 million fee for research funding. In addition, the Company will be eligible to receive up to €429 million in research, regulatory and commercial milestone payments associated with the progress of multiple candidates as well as tiered royalties on any products derived from the collaboration. The Company will be responsible for the discovery of Nanobody candidates and Merck will be responsible for the research, development, manufacturing and commercialization of any Nanobody product resulting from the collaboration. In March 2015, the Company announced an extension of this collaboration to the end of September 2016. On October 12, 2016, the Company announced a second extension to September 2018 which triggered a €1 million milestone payment.

On February 3, 2014, the Company announced that it had entered into a second research collaboration and licensing agreement with a subsidiary of Merck & Co., Inc. This new exclusive collaboration and licensing agreement is focused on the discovery and development of several predefined Nanobody candidates (including bi- and tri-specifics) directed toward so called ‘immune checkpoint modulators’, proteins believed to be potential targets for the development of cancer immunotherapies, a rapidly emerging approach to the treatment of a wide range of cancer types. Under the terms of the agreement, the Company has received an upfront payment of €20 million and is eligible to receive up to €10.7 million in research funding during the initial three-year research term of the collaboration. In addition, the Company is eligible to receive development, regulatory and commercial milestone payments on achieved sales thresholds for a number of products with ultimate potential to accrue as much as €1.7 billion plus tiered royalties. Merck will be responsible for the development, manufacturing and commercialization of any products resulting from the collaboration.

On July 22, 2015, the Company announced an expansion of this immuno-oncology collaboration with the subsidiary of Merck & Co., Inc. to address an increased number of immune checkpoint modulator targets. As part of this expansion agreement, the Company will be responsible for the discovery and development of up to 12 additional Nanobody programs against individual protein targets and target combinations (mono- specific and multi-specific Nanobodies) through to the in vivo pre-clinical proof-of-concept stage, after which Merck will have the option to advance specified lead candidates. Under the terms of this four-year expansion, the Company received a €13 million upfront payment comprising exclusivity fees and FTE payments and is eligible to receive further research funding over the term of the collaboration. In addition, the Company will be eligible to receive additional exclusivity fees, depending on the number of programs for which Merck decides to exercise its licensing option, plus development, regulatory and commercial milestone payments of up to €338.5 million per program, as well as tiered royalties on annual net sales upon commercialization of any Nanobody products. Merck will be responsible for clinical development, manufacturing and commercialization of any products resulting from the collaboration.

Boehringer Ingelheim

On September 7, 2007, Boehringer Ingelheim and the Company announced a major Global Strategic Alliance to discover, develop and commercialize up to 10 different Nanobody programs. In return, the Company was entitled to receive an upfront payment and received research license payments, milestones and royalties. Additionally, Boehringer Ingelheim subscribed for €15 million in the Company’s IPO on Euronext Brussels in November 2007. The Company has certain co-promotion rights in Europe. The agreement was extended a last time until December 31, 2014, being the end of the Discovery Term of this Agreement.

In November 2015, Boehringer Ingelheim presented compelling pre-clinical proof-of-concept data with the bi-specific anti-VEGF/Ang2 Nanobody in multiple in vivo cancer models. A Phase I dose escalation study with the half-life extended bi-specific anti-VEGF/Ang2 Nanobody in adult patients with advanced solid tumors was initiated by Boehringer Ingelheim on January 29, 2016, triggering a €8 million milestone payment to the Company. The aim of the study is to evaluate the safety profile and dosing schedule for this Nanobody.

On April 21, 2016, the Company and Boehringer Ingelheim announced the initiation of a Phase I study to evaluate the safety, tolerability and pharmacokinetics of single ascending doses of an anti-CX3CR1 Nanobody, administered intravenously. The start of the study triggered a €8 million milestone payment to the Company. This novel Nanobody blocks the function of the G-protein coupled receptor (GPCR), CX3CR1, a protein that has proven to be difficult to address with conventional antibodies. By blocking the function of CX3CR1, the activity of inflammatory immune cells, which play a major role in chronic kidney disease, may be inhibited.

21	GRANT INCOME

	Amount granted	Received at December 31,		Still to receive at December 31,		Recognized as grant income for the years ended December 31,
In thousands of €		2016	2015	2016	2015	2016	2015
IWT 18	886	886	708	0	178	178	0
IWT 19	2,094	1,674	1,116	420	978	120	484
IWT 20	445	356	267	89	178	89	75
IWT 21	460	368	276	92	184	27	220

Total	3,885	3,284	2,367	601	1,518	414	779

The Company received several grants to support various research programs from an agency of the Flemish government to support technological innovation in Flanders (‘IWT’ – Agency for Innovation and

Entrepreneurship). These grants carry clauses which require the Company to maintain a presence in the Flemish region for a number of years and invest according to pre-agreed budgets. The amounts still to receive mentioned in the table above are not recognized as receivables in the statement of financial position as there are conditions attached which are not yet met.

The Company received a fixed percentage of the expenses incurred in the following research and development projects:

•	IWT 18: T-cell recruiting Nanobodies for targeted delivery

• Grantor:	IWT
• Start date:	June 1, 2013
• End date:	May 31, 2015
• Amount granted:	€885,597
• Amount recognized:	€885,597
• Amount received:	€885,597

•	IWT 19: Development of a novel Nanobody-based therapeutic platform for treatment of ocular diseases

• Grantor:	IWT
• Start date:	April 1, 2014
• End date:	March 31, 2017
• Amount granted:	€2,093,845
• Amount recognized:	€1,188,792
• Amount received:	€1,674,000

•	IWT 20: Bispecific Nanobodies with enhanced specificity

• Grantor:	IWT
• Start date:	June 1, 2014
• End date:	May 31, 2016
• Amount granted:	€445,027
• Amount recognized:	€356,000
• Amount received:	€356,000

•	IWT 21: Development of Nanobody-based immunotoxins

• Grantor:	IWT
• Start date:	June 1, 2014
• End date:	May 31, 2016
• Amount granted:	€460,181
• Amount recognized:	€287,522
• Amount received:	€368,000

22	RESEARCH AND DEVELOPMENT EXPENSES

	Years ended December 31,
In thousands of €	2016	2015
Consumables	5,916	4,448
Outsourcing	65,925	53,897
Patent costs	2,134	2,177
Employee benefits expenses	26,707	22,799
Share-based payment expense	808	751
Other operating expenses	5,825	5,281
Reduction withholding tax for scientists	(3,702)	(3,381)
Research and development incentives	(5,078)	(3,873)

Subtotal	98,535	82,099

Depreciation and amortization expenses	1,780	985

Total research and development expenses	100,315	83,084

23	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
In thousands of €	2016	2015
Employee benefits expenses	3,588	3,092
Share-based compensation expense	1,764	1,069
Executive Committee[1] compensation	3,406	3,341
Consultancy	2,414	1,870
Other operating expenses	2,055	1,887
Reduction withholding tax for scientists	(220)	(204)

Subtotal	13,007	11,055

Depreciation and amortization expenses	465	356

Total general and administrative expenses	13,472	11,411

1	The Executive Committee consists of key management members and entities controlled by them.

24	EMPLOYEE BENEFITS EXPENSES

	Years ended December 31,
In thousands of €	2016	2015
Salaries, wages and bonuses	20,986	18,233
Social security	5,730	4,779
Post-employment benefits	1,026	881
Share-based compensation expense	2,572	1,820
Other employment costs	2,548	1,997
Executive Committee compensation[1]	3,406	3,341
Reduction withholding tax for scientists	(3,922)	(3,585)

Total	32,346	27,466

Average full-time equivalents (FTE)
Executive committee[1]	7	8
R&D personnel	321	284
General and administrative staff	36	33

Average FTE	364	325

1	The Executive Committee consists of key management members and the entities controlled by them.

The Company offers several post-employment, death, disability and healthcare benefit schemes. All employees have access to these schemes. The death, disability and healthcare benefits granted to employees of the Company are covered by external insurance companies, where premiums are paid annually and charged to the income statement as they were incurred.

25	OPERATING LEASES

Operating leases relate to leases of company cars (lease term of 4 years) and office facilities (lease term of 5 years). The Company does not have an option to purchase the leased assets at the expiry of the lease periods. For the period ended December 31, 2016, minimum lease payments for a total amount of €3,487 thousands have been recognized in the statement of comprehensive income (2015: €3,310 thousands).

The following table presents the non-cancellable operating lease commitments:

	Years ended December 31,
In thousands of €	2016	2015
Within 1 year	3,853	3,277
In the second to the fifth year	12,598	4,750
After five years	0	0

In 2016, the Company and Bio-Versneller NV ended the existing service agreement and negotiated a new agreement commencing October 1, 2016. The new service agreement provides the Company with 8,800 m2 of laboratory and office facilities. After an initial fixed period of three years, both parties will be entitled to terminate the agreement with a notice period of minimum two years. The increase in non-cancellable operating lease commitments in the second to the fifth year in the table below is the result of the new service agreement.

26	FINANCIAL INCOME AND EXPENSES

	Years ended December 31,
In thousands of €	2016	2015
Financial income
Interest income on financial assets	298	1,101
Financial income related to convertible bond
Changes in fair value of embedded derivative	34,334	0
Other financial income	129	667

Total	34,761	1,768

Financial expenses
Financial expenses related to convertible bond
Changes in fair value of embedded derivative	0	(34,646)
Interest expenses on convertible bond	(7,105)	(4,074)
Financing charges	0	(549)
Other financial expenses	(143)	(91)

Total	(7,248)	(39,360)

In 2016, the line ‘Financial income related to convertible bond’ consists of the change in fair value of the embedded derivative as a result of the lower share price at year-end compared to the share price at the end of 2015.

Interest expenses on convertible bond includes the interest coupon of the host debt component of the convertible bond and the amortization of the difference between the initial carrying value of that host debt and its redemption amount.

In 2016, other financial expenses include unrealized foreign exchange losses of €50 thousands (2015: €0) and realized foreign exchange losses of €92 thousands (2015: €100 thousands).

In 2016, other financial income include realized foreign exchange gains of €164 thousands (2015: €1,064 thousands), there were no unrealized foreign exchange gains (2015: €429 thousands).

27	INCOME TAX EXPENSES

	Years ended December 31,
In thousands of €	2016	2015
Loss of the year	(1,087)	(54,547)
Temporary differences	(19,484)	1,757
Permanent differences	2,285	3,733

Taxable result	(18,286)	(49,057)

Income taxes calculated at 33.99%	6,215	16,674
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	(6,215)	(16,674)

Effective income taxes	0	0

28	LOSS PER SHARE

Earnings/losses per share are calculated by dividing the net result attributable to equity holders by the weighted average numbers of shares during the year.

Pursuant to the financial impact related to the embedded derivative associated with the convertible bond, the diluted loss per share for the year ended December 31, 2016 has been restated1 in order to reflect this impact, resulting in a change to the diluted loss per share from € (0.02) to € (0.43) as follows:

	Years ended December 31,
	2016*	2015
Basic gain/(loss) per share (in €)	(0.02)	(1.00)
Diluted gain/(loss) per share (in €)	(0.43)	(1.00)

	Years ended December 31,
Basic loss per share	2016*	2015
Loss of the year (In thousands of €)	(1,087)	(54,547)
Weighted average number of shares outstanding	58,499,545	54,382,147
Basic loss per share (in €)	(0.02)	(1.00)

Diluted loss per share	2016	2015
Loss of the year as used for basic loss per share (In thousands of €)	(1,087)	(54,547)
Adjustments to earnings relating to convertible bond	(27,229)	0
Loss of the year (In thousands of €) for diluted earnings per share	(28,316)	(54,547)
Weighted average number of shares outstanding	58,499,545	54,382,147
Adjustments to number of shares relating to convertible bond	7,733,952	0
Weighted average number of shares outstanding after dilution effect	66,233,497	54,382,147
Diluted loss per share (in €)	(0.43)	(1.00)

*	Pursuant to the financial impact related to the embedded derivative associated with the convertible bond, the diluted loss per share has been restated in order to reflect this impact, resulting in a change to the diluted loss per share from €(0.02) to €(0.43) for the year ended December 31, 2016.

As the Company is incurring operating losses, warrants have an anti-dilutive effect. As a result, warrants have not been taken into account for purpose of the diluted loss per share calculation.

29	CONTINGENCIES AND ARBITRATIONS

At present, there are no contingencies and arbitrations.

30	COMMITMENTS

Lease agreements

The Company has signed contracts with Bio-Versneller NV, who has provided the Company with 8,000 m² of laboratory and office facilities within the Technologiepark since June 2010. The initial term of the contract was an extendable period of eight years.

1	The Company had not taken into account the dilutive effect resulting from the embedded derivative associated with the convertible bond.

Bio-Versneller NV was granted a pledge of €1.7 million in the framework of additional investments which it made in the Bio-Accelerator building at the request of the Company. The pledge has been reduced every year over a period of five years as from January 2012 and as at December 31, 2016 the outstanding amount was reduced to 0 euro.

In 2016, the Company and Bio-Versneller NV ended the existing service agreement and negotiated a new agreement starting from October 1, 2016. The new service agreement provides the Company with 8,800 m² of laboratory and office facilities. After an initial fixed period of three years both parties will be entitled to terminate the agreement with a notice period of minimum two years.

The Company was granted by KBC Bank NV a credit commitment of €1.6 million for the guarantee clause, which is mentioned in the contract.

The Company has also signed a contract with Devgen nv, who has provided the Company with 970.68 m² of laboratory facilities within the Technologiepark 30 as from May 2016, with an initial term of five years which can be extended.

In 2017, the Company also extended its lease agreement with Incubatie- en Innovatiecentrum Universiteit Gent NV, or IIC UGent, for a storage space of 42 square meters also in Ghent/Zwijnaarde, Belgium. This lease agreement is for a period of three years, commencing on March 1, 2017.

The Company further owns 25,322 m² of land on which the Company developed facilities for the housing of llamas.

Purchase commitments

The Company has entered into numerous agreements with universities, medical centers and external researchers for research and development work and for the validation of the Company’s technology and products. These agreements typically have durations of one to three years. The Company must pay fixed and variable fees to the collaborators and in exchange receives access and rights to the result of the work. The total commitment amounts to €52.9 million, of which €33.0 million is expected to be fulfilled within one year and the remainder between two to five years.

31	RELATED PARTY TRANSACTIONS

Remuneration key management and non-executive directors

Key management consists of the members of the Executive Committee and the non-executive Directors and the entities controlled by any of them.

	Years ended December 31,
In thousands of €, except for number of management members	2016	2015
Number of management members	7	8

Short-term employee benefits (salaries, social security, bonuses, lunch vouchers)	2,394	2,295
Post-employment benefits (group insurance)	183	166
Share-based compensation expense	1,547	834
Other employee benefits	130	124
Management fees	338	451
Retribution	(32)	(31)

Total	4,560	3,839

Number of warrants granted (in units)	365,844	293,311

Cumulative outstanding warrants (in units)	1,824,259	1,744,645

Shares owned (in units)	402,805	205,805

The increase in share-based compensation expense in the table above is related to the recruitment of an additional management member at the end of 2015 and to the higher fair value of the warrants issued in 2016 compared to the fair value of the warrants issued in 2015.

Transactions with non-executive Directors:

	Years ended December 31,
In thousands of €	2016	2015
Share-based compensation expense	13	41
Management fees	363	305

Total	376	346

Number of warrants offered or granted (in units)

Cumulative outstanding warrants (in units)	68,430	74,595

Non-vested warrants	2,432	22,831

Shares owned (in units)	31,165	25,000

32	EVENTS AFTER THE REPORTING DATE

On January 11, 2017, the Company announced that it had dosed the first patient in the Phase IIb “RESPIRE” dose-ranging efficacy study of ALX-0171, its novel inhaled drug candidate to treat RSV infections. Topline results from this Phase IIb study of inhaled ALX-0171 are expected in the second half of 2018.

On January 18, 2017, the Company announced the issuance of an additional 154,342 common shares in exchange for €1,011,939.05 as the result of the exercise of warrants by some employees and consultants of the Company. As a result of this transaction, the Company now has 61,076,074 shares outstanding.

On January 26, 2017, announced that its partner, Merck KGaA (Darmstadt, Germany), had reported encouraging results from a study in psoriasis patients with the bispecific Nanobody anti-IL-17A/F (ALX-0761/M1095).

On February 6, 2017, the Company announced that it had submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for approval of caplacizumab, its first-in-class anti-von Willebrand factor (vWF) Nanobody for the treatment of acquired thrombotic thrombocytopenic purpura (aTTP), an ultra-rare, acute, life-threatening blood clotting disorder with a high unmet medical need.

The Board Meeting of February 22, 2017 has approved in principle the issuance of a maximum of 740,000 warrants for the benefit of certain employees, certain members of the management and a still to be appointed member of the management of the company. 504,561 warrants have been granted to and accepted by the relevant beneficiaries and therefore 504,561 warrants have been actually issued.

The warrants each have an exercise price of €12.33.

On April 21, 2017, the Company announced the issuance of an additional 57,125 common shares in exchange for €398,801.77 as the result of the exercise of warrants by some employees and consultants of the Company. As a result of this transaction, the Company now has 61,133,199 shares outstanding.

On May 22, 2017 the Company announced that it has completed the preparation of a pre-clinical package for a novel Nanobody® (ALX-1141) in osteoarthritis. As part of the ongoing collaboration between the Company and Merck KGaA on this program, Merck KGaA has accepted the pre-clinical package and this has triggered a €15 million milestone payment to the Company. Merck KGaA is now responsible for further clinical development of the molecule.

On June 13, 2017, the Company announced the appointment of Markus L.E. Ewert, Ph.D. as the Company’s Chief Business Officer.

On July 20, 2017, the Company announced that it had entered into a research collaboration and global exclusive licensing agreement with Sanofi S.A. initially focused on developing and commercializing Nanobody-based therapeutics for the treatment of various immune-mediated inflammatory diseases.

On July 24, 2017, the Company announced the issuance of 19,833 common shares in exchange for €121,444.25 as the result of the exercise of warrants by some employees and consultants of the Company. As a result of this transaction, the Company now has 61,153,032 shares outstanding.

$175,000,000 Ordinary Shares (Including $150,000,000 Ordinary Shares in the Form of American Depositary Shares)

PROSPECTUS

Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	Jefferies

Co-Managers

Baird	Bryan, Garnier & Co.	Ladenburg Thalmann

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. Our directors may be liable to our company and to third parties for infringement of our articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. We maintain liability insurance for the benefit of our directors and members of our executive committee.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended.

The insurance coverage may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay deductibles and other costs of settlement pursuant to these insurance agreements.

Certain of our non-executive directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our board of directors and persons who control our company within the meaning of the Securities Act against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary share capital issued and warrants granted by us since January 1, 2014. Some of the transactions described below involved directors, officers and 3% shareholders and are more fully described under the section of the prospectus entitled “Related-Party Transactions.”

Issuances of Ordinary Shares

•	On January 17, 2014, 6,583 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (2,083 warrants); July 9, 2009 (2,500 warrants); December 29, 2006 (2,000 warrants). The exercise resulted in an ordinary share capital increase of €10,440.21 (plus €16,999.83 in issuance premium) and the issuance of 5,583 new ordinary shares.

•	On April 18, 2014, 99,535 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (18,374 warrants); December 15, 2005 (7,500 warrants); December 29, 2006 (3,000 warrants); August 22, 2008 (27,500 warrants); July 9, 2009 (16,500 warrants); September 29, 2009 13,300 warrants and April 29, 2010 (13,361 warrants). The exercise resulted in an ordinary share capital increase of €158,227.67 (plus €293,370.92 in issuance premium) and the issuance of 85,098 new ordinary shares.

•	On June 30, 2014, the Company raised €41.7 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €9,178,580.84 (plus €32,542,241.16 in issuance premium) and the issuance of 4,908,332 new ordinary shares.

•	On July 17, 2014, 10,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (3,333 warrants); September 29, 2009 (4,450 warrants) and April 29, 2010 (2,217 warrants). The exercise resulted in an ordinary share capital increase of €18,700 (plus €45,497.57 in issuance premium) and the issuance of 10,000 new ordinary shares.

•	On October 17, 2014, warrants were exercised at various exercise prices under the following warrant plan: December 15, 2005 (25,000 warrants). The exercise resulted in an ordinary share capital increase of €22,500 and the issuance of 12,500 new ordinary shares.

•	On December 31, 2014, our ordinary share capital amounted to €100,952,365.12, represented by 54,014,159 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 19, 2015, 117,446 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (11,814 warrants); September 29, 2009 (1,450 warrants); April 29, 2010 (25,525 warrants) and April 28, 2011 (69,407 warrants). The exercise resulted in an ordinary share capital increase of €216,819.02 (plus €692,607.05 in issuance premium) and the issuance of 115,946 new ordinary shares.

•	On March 16, 2015, 174,302 warrants were exercised at various exercise prices under the following warrant plans: July 9, 2009 (6,000 warrants); September 29, (32,450 warrants) and April 29, 2010 (135,852 warrants). The exercise resulted in an ordinary share capital increase of €325,944.74 (plus €966,737.44 in issuance premium) and the issuance of 174,302 new ordinary shares.

•	On April 17, 2015, 20,165 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (3,000 warrants); August 22, 2008 (6,250 warrants); July 9, 2009 (8,500 warrants); September 29, 2009 (2,350 warrants) and April 28, 2011 (1,565 warrants). The exercise resulted in an ordinary share capital increase of €37,603.55 (plus €74,822.15 in issuance premium) and the issuance of 20,165 new ordinary shares.

•	On June 3, 2015, 83,000 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (75,000 and 1,500 warrants respectively) and July 9, 2009 (6,500 warrants). The exercise resulted in an ordinary share capital increase of €155,210 (plus €255,745 in issuance premium) and the issuance of 83,000 new ordinary shares.

•	On July 17, 2015, 89,885 warrants were exercised at various exercise prices under the following warrant plans: July 13, 2006 (20,000 warrants- 2 warrants entitling to 1 share); August 22, 2008 (2,500 warrants); July 9, 2009 (2,500 warrants); September 29, 2009 (2,950 warrants); December 3, 2010 (10,000 warrants) and April 28, 2011 (51,935 warrants). The exercise resulted in an ordinary share capital increase of €149,384.95 (plus €451,106.35 in issuance premium) and the issuance of 79,885 new ordinary shares.

•	On July 29, 2015, 24,967 warrants were exercised at various exercise prices under the following warrant plans: August 22, 2008 (1,667 warrants); September 29, 2009 (1,800 warrants); December 3, 2010 (18,750 warrants) and April 28, 2011 (2,750 warrants). The exercise resulted in an ordinary share capital increase of €46,688.29 (plus €152,398.67 in issuance premium) and the issuance of 24,967 new ordinary shares.

•	On October 19, 2015, 5,200 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,300 warrants) and April 28, 2011 (2,900 warrants). The exercise resulted in an ordinary share capital increase of €9,724 (plus €31,525 in issuance premium) and the issuance of 5,200 new ordinary shares.

•	On December 7, 2015, 7,250 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (3,500 warrants) and April 28, 2011 (3,750 warrants). The exercise resulted in an ordinary share capital increase of €13,557.50 (plus €47,832.50 in issuance premium) and the issuance of 7,250 new ordinary shares.

•	On December 15, 2015, 425,000 warrants were exercised at various exercise prices under the following warrant plans: December 28, 2004 (75,000 warrants); July 13, 2006 (135,000 and 65,000 warrants respectively); October 30, 2009 (75,000 warrants) and April 28, 2011 (75,000 warrants). The exercise resulted in an ordinary share capital increase of €535,000 (plus €997,750 in issuance premium) and the issuance of 287,500 new ordinary shares.

•	On December 31, 2015, our ordinary share capital amounted to €102,442,297.17, represented by 54,812,374 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 18, 2016, 288,170 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (700 warrants); December 3, 2010 (10,500 warrants); April 28, 2011 (13,550 warrants); April 28, 2011 (25,000 warrants); February 1, 2012 (124,670 warrants); February 1, 2012 (66,875 warrants) and April 26, 2012 (46,875 warrants). The exercise resulted in an ordinary share capital increase of €538,877.90 (plus €653.414.80 in issuance premium) and the issuance of 288,170 new ordinary shares.

•	On February 17, 2016, 7,521 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (2,800 warrants) and February 1, 2012 (4,721 warrants). The exercise resulted in an ordinary share capital increase of €14,064.27 (plus €20,662.14 in issuance premium) and the issuance of 7,521 new ordinary shares.

•	On March 17, 2016, 211,241 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (1,000 warrants); September 29, 2009 (700 warrants); October 30, 2009 (10,000 warrants); February 1, 2012 (194,314 warrants) and November 6, 2012 (5,227 warrants). The exercise resulted in an ordinary share capital increase of €394,085.67 (plus €346,290.15 in issuance premium) and the issuance of 210,741 new ordinary shares.

•	On April 20, 2016, 18,400 warrants were exercised at various exercise prices under the following warrant plans: September 29, 2009 (3,200 warrants) and April 28, 2011 (1,000 warrants) and February 1, 2012 (14,200 warrants). The exercise resulted in an ordinary share capital increase of €34,408.00 (plus €42,222 in issuance premium) and the issuance of 18,400 new ordinary shares.

•	On June 1, 2016, the Company raised €74.2 million through a private placement of new ordinary shares. The exercise resulted in an ordinary share capital increase of €10,348,056.40 (plus €63,803,791.60 in issuance premium) and the issuance of 5,533,720 new ordinary shares.

•	On July 19, 2016, 43,568 warrants were exercised at various exercise prices under the following warrant plans: June 14, 2007 (7,500 warrants); August 22, 2008 (833 warrants); April 28, 2011 (6,000 warrants) and February 1, 2012 (29,235 warrants). The exercise resulted in an ordinary share capital increase of €77,947.16 (plus €82,542.23 in issuance premium) and the issuance of 39,818 new ordinary shares.

•	On October 18, 2016, 10,050 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (2,750 warrants) and February 1, 2012 (7,300 warrants). The exercise resulted in an ordinary share capital increase of €18,793.50 (plus €28,509.50 in issuance premium) and the issuance of 10,050 new ordinary shares.

•	On November 9, 2016, 938 warrants were exercised at various exercise prices under the following warrant plan: November 6, 2012 (938 warrants). The exercise resulted in an ordinary share capital increase of €1,754.06 (plus €3,348.66 in issuance premium) and the issuance of 938 new ordinary shares.

•	On December 31, 2016, our ordinary share capital amounted to €113,870,284.13, represented by 60,921,732 ordinary shares. All ordinary shares were issued, fully paid up and of the same class.

•	On January 17, 2017, 154,342 warrants were exercised at various exercise prices under the following warrant plans: December 3, 2010 (4,000 warrants); April 28, 2011 (5,242 warrants);

February 1, 2012 (9,331 warrants); November 6, 2012 (5,000 warrants); January 29, 2013 (31,626 warrants); January 29, 2013 (6,718 warrants); January 29, 2013 (8,072 warrants); January 29, 2013 (5,000 warrants); August 5, 2013 (65,000 warrants); August 5, 2013 (5,500 warrants); August 5, 2013 (3,906 warrants) and August 5, 2013 (4,947 warrants). The exercise resulted in an ordinary share capital increase of €288,619.54 (plus €723,319.51 in issuance premium) and the issuance of 154,342 new ordinary shares.

•	On April 19, 2017, 59,375 warrants were exercised at various exercise prices under the following warrant plans: December 29, 2006 (4,500 warrants); October 12, 2007 (3,571 warrants); December 3, 2010 (21,250 warrants); April 28, 2011 (5,600 warrants); February 1, 2012 (3,408 warrants); November 6, 2012 (269 warrants); January 29, 2013 (13,606 warrants); July 18, 2013 (5,250 warrants) and August 5, 2013 (1,921 warrants). The exercise resulted in an ordinary share capital increase of €106,823.75 (plus €291,978.02 in issuance premium) and the issuance of 57,125 new ordinary shares.

•	On July 18, 2017, 19,833 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (4,000 warrants); February 1, 2012 (5,521 warrants); January 29, 2013 (5,750 warrants); August 5, 2013 (4,083 warrants) and August 5, 2013 (479 warrants). The exercise resulted in an ordinary share capital increase of €37,087.71 (and an issuance premium of €84,356.54) and the issuance of 19,833 new ordinary shares.

•	On August 8, 2017, 16,700 warrants were exercised at various exercise prices under the following warrant plans: April 28, 2011 (4,950 warrants) and February 1, 2012 (11,750 warrants). The exercise resulted in an ordinary share capital increase of €31,229 (and an issuance premium of €49,454.50) and the issuance of 16,700 new ordinary shares.

•	On September 13, 2017, 424,563 warrants were exercised at various exercise prices under the following warrant plans; July 13, 2006 (350,000 warrants), April 28, 2011 (20,000 warrants), February 1, 2012 (4,500 warrants), January 29, 2013 (63 warrants) and August 5, 2013 (50,000 warrants). The exercise resulted in an ordinary share capital increase of €466,682.81 (and an issuance premium of €412,267.28) and the issuance of 249,563 new ordinary shares.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Warrant Plans

Since January 1, 2014, we granted to employees, consultants and non-executive directors, pursuant to our warrant plans and in exchange for services rendered or to be rendered, warrants to purchase an aggregate of 1,937,066 ordinary shares with exercise prices ranging from €8.85 to €12.33 per share. Since January 1, 2014, an aggregate of 1,984,597 ordinary shares were issued upon the exercise of warrants issued under our warrant plans, at exercise prices between €1.80 to €8.68 per share, for aggregate proceeds of €10.5 million. Since January 1, 2014, an aggregate of 197,650 warrants issued under our warrant plans were cancelled (either as lapsed or voided).

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ghent, Belgium, on October 17, 2017.

ABLYNX NV

By:	/s/ Edwin Moses
Name: Edwin Moses, Ph.D.
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 17, 2017.

Signature	Title

/s/ Edwin Moses Edwin Moses, Ph.D.	Chief Executive Officer (Principal Executive Officer)

* Woconsult BVBA, permanently represented by Wim Ottevaere	Chief Financial Officer (Principal Financial and Accounting Officer)

* Peter Fellner, Ph.D.	Chairman of the Board

* Remi Vermeiren	Director
* Catherine Moukheibir	Director
* Greig Biotechnology Global Consulting, Inc., permanently represented by Russell Greig, Ph.D.	Director
* William J. Jenkins, B.Chir.	Director

* Orfacare Consulting GmbH, permanently represented by Bo Jesper Hansen, Ph.D.	Director

* Feadon NV, permanently represented by Lutgart Van den Berge, Ph.D.	Director

* Hilde Windels BVBA, permanently represented by Hilde Windels	Director

By:	/s/ George Boychuk	Authorized Representative in the United States
Name: George Boychuk, on behalf of Depositary Management Corporation
Title: Managing Director

*By:	/s/ Edwin Moses	Attorney-in-Fact
Edwin Moses, Ph.D.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement

3.1**	Articles of Association (English translation)

4.1***	Form of Deposit Agreement

4.2**	Form of Amendment No. 1 to Deposit Agreement

4.3**	Form of American Depositary Receipt (included in Exhibit 4.2)

4.4**	Terms and Conditions of 3.25% senior unsecured convertible bonds due May 2020

5.1	Opinion of Eubelius

10.1**	Lease Agreement, dated December 15, 2016, by and between Ablynx NV and Bio-Versneller NV (English translation)

10.2†**	Warrant Plans (English translation)

10.3#**	Exclusive License Agreement, dated September 20, 2013, by and between Ablynx NV and AbbVie SARL

10.4#	Research Collaboration and Exclusive License Agreement, dated January 31, 2014, by and between Ablynx NV and Merck Sharp & Dohme Corp.

10.5#	Amendment, dated July 20, 2015, to the Research Collaboration and Exclusive License Agreement, dated January 31, 2014, by and between Ablynx NV and Merck Sharp & Dohme Corp

10.6#**	License Agreement, dated May 20, 2010, by and between Ablynx NV and Research Corporation Technologies, Inc.

10.7#**	Amendment, dated February 27, 2015 to the License Agreement, dated May 20, 2010, by and between Ablynx NV and Research Corporation Technologies, Inc.

10.8#**	Collaboration and License Agreement, dated July 19, 2017, by and between Ablynx NV and Sanofi

23.1	Consent of Deloitte Bedrijfsrevisoren

23.2	Consent of Eubelius (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page to the original filing of this Registration Statement on Form F-1)

**	Previously filed.
***	Previously filed as Exhibit 99.(A) to the Registrant’s Registration Statement on Form F-6 (File No. 333-198467), filed with the Securities and Exchange Commission on August 29, 2014, and incorporated herein by reference.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested for portions of this exhibit. These portions will be omitted from the registration statement and have been filed separately with the United States Securities and Exchange Commission.